 Filed Pursuant to Rule 424(b)(4)
  Registration No. 333-262920
HANOVER BANCORP, INC.
1,275,000 shares of common stock
This prospectus describes the initial public offering of 1,275,000 shares of common stock of Hanover Bancorp, Inc., a New York corporation and bank holding company headquartered in Mineola, New York. Prior to this offering, there has been no public market for the common stock. The public offering price of our common stock is $21.00 per share. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “HNVR.”
INVESTING IN THE COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 26.
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.
	Per Share	Total
Public offering price of common stock	$21.00	$26,775,000
Underwriting discounts and commissions	$1.365	$1,740,375
Proceeds to us, before expenses	$19.635	$25,034,625
We have granted the underwriters a 30-day option to purchase up to 191,250 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
We have not authorized anyone to provide any information or to make any representations other than those contained in this Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This Prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.
The underwriters expect to deliver the shares of our common stock against payment on or about May 13, 2022.
Stephens Inc.	Piper Sandler
The date of this Prospectus is May 10, 2022

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ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different, or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. For further information, please see the section of this prospectus entitled “Where You Can Find More Information.” We are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted.
You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
“Hanover Bancorp”, “Hanover Bank” and their logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ® or the ™ or symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.
Until June 4, 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This prospectus contains forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements reflect our current views with respect to, among other things, future events and our business and financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements include, but are not limited to:
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statements of our goals, intentions and expectations;

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statements regarding our business plans, prospects, growth and operating strategies;

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statements regarding the quality of our loan and investment portfolios; and

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estimates of our risks and future costs and benefits.

These forward-looking statements are not historical facts, and are based on current expectations, estimates, assumptions and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the selling shareholders, the underwriter or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
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general economic conditions, either nationally or in our market areas, that are worse than expected;

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inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

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our ability to retain our existing customers;

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changes in consumer spending, borrowing and savings habits;

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fiscal and monetary policies;

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the unexpected loss of key personnel and the failure to attract and retain skilled people;

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our ability to implement and change our business strategies;

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our ability to enter new markets successfully and to capitalize on strategic growth opportunities;

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our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

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competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers, including retail businesses and technology companies;

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changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

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demand for loans and deposits in our market areas;

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fluctuations in real estate values and both residential and commercial real estate market conditions;

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our ability to access cost-effective funding;

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changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

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changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

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a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

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conditions relating to the continuing COVID-19 pandemic, including the severity and duration of the associated economic slowdown either nationally or in our market areas and the effectiveness of vaccination programs, that are worse than expected;

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other pandemics or public health crisis;

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acts of war or terrorism;

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political instability or civil unrest;

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climate change, including any enhanced regulatory, compliance, credit and reputational risks and costs; and

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other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including those discussed in the section entitled “Risk Factors.”

If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence. In addition, we cannot assess the impact of each risk and uncertainty on our business or the extent to which any risk or uncertainty, or combination of risks and uncertainties, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY
This summary highlights important features of this offering. Because this is a summary, it may not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the consolidated financial statements included herein before making a decision to invest in our common stock. Unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us,” and “our” refer to Hanover Bancorp, Inc. and its wholly owned subsidiary, Hanover Community Bank.
Hanover Bancorp, Inc.
We are a New York corporation which, in 2016, became the holding company for Hanover Community Bank (the “Bank”) a New York-chartered community commercial bank focusing on highly personalized and efficient services and products responsive to local needs. The Bank operates as a locally headquartered, community-oriented bank serving customers throughout the New York metro area from offices in Nassau, Queens, Kings (Brooklyn) and New York (Manhattan) Counties, New York, and Freehold in Monmouth County New Jersey. We also have an administrative office in Hauppauge, Suffolk County, New York which helps service our municipal deposit customers. As of December 31, 2021, we had total assets of $1.5 billion, total deposits of $1.2 billion and total stockholders’ equity of $129.4 million.
The Bank was originally organized in 2009, with a focus on serving the South Asian community in Nassau County. After incurring financial and regulatory setbacks, the Bank was recapitalized in 2012 by a group led by our current Chairman and CEO Michael Puorro and current members of our Board of Directors, which we refer to as the 2012 recapitalization. Following the 2012 recapitalization and hiring of Michael Puorro, the Bank adopted a strategic plan focused on providing differentiated consumer and commercial banking services to clients in the western Long Island markets and New York City boroughs, particularly the Queens and Brooklyn markets. As a result, the Bank has grown its balance sheet significantly both through organic loan and deposit growth, as well as opportunistic acquisitions. The Bank’s management team has utilized their strong local community ties along with their experience with both federal and New York bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base.
As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (“FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a New York State chartered bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation (“FDIC”).
Creating a Differentiated Community Bank
Hanover is a niche focused lender with multiple funding channels in one of the strongest metro markets in the United States. In the years following the 2012 recapitalization, our primary goal was to achieve economies of scale and profitability. From the outset, our strategic plan was focused on creating a differentiated community bank, with a particular focus on diversifying our lending capabilities away from commercial real estate and multi-family, which is prevalent in the New York City market. We successfully leveraged the original roots of Hanover Community Bank and developed a niche residential mortgage lending business focused on non-qualified, alternative documentation borrowers in the NYC boroughs.
Following the recapitalization in 2012, our total assets were approximately $70 million. From 2012 until 2018 we grew exclusively through an organic strategy focused primarily on the niche residential business (both on-balance sheet lending and selling into the secondary markets) and initially funding that business with an efficient single-branch deposit gathering operation. As we worked through our strategic plan and continued to grow, it became apparent that we needed to further diversify our niche lending activities and enhance our funding channels. Our acquisitions of Chinatown Federal Savings Bank (“CFSB”) in 2019 and Savoy Bank (“Savoy”) in 2021 were significant steps towards accomplishing these objectives.

The summary below highlights our recent business accomplishments and milestones commencing with the 2012 recapitalization led by Chairman and CEO Michael Puorro and current members of our Board of Directors:
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The Bank’s total assets grew to over $150 million during 2014, and the Bank achieved sustainable profitability at this time.

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During 2014, the Bank initiated its niche residential real estate loan origination business with a focus on diversifying the portfolio away from commercial real estate.

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Our total consolidated assets grew to over $500 million during 2017, primarily through organic loan generation and deposit gathering, activities conducted from its single branch location. Our on-balance sheet lending was primarily focused in the residential mortgage business and supplemented with traditional multi-family and CRE lending. This loan mix allowed us to grow rapidly while remaining well within the regulatory CRE concentration guidelines. Our profitability was further supported by selling a portion of our residential mortgage production into the secondary markets, including sales to institutional buyers and REITs. We maintained one branch during this time period while we focused on profitability and our niche lending operation. As we moved into 2016 and 2017, we revised our strategic plan to focus on additional avenues of funding, both from a product and new location standpoint.
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In March 2017, we established an office in Forest Hills, Queens.

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In June 2017, Hanover and the Bank moved their administrative headquarters to Mineola, NY and opened a full service branch at that location in August 2017.

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The Bank further expanded in Queens County, New York with a de novo branch in Flushing, New York in February 2019.

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In 2019, we acquired CSFB for a total purchase price of $13.6 million. We acquired total assets of $141.3 million, total loans of $92.8 million and total deposits of $108.8 million, as well as three branches in Manhattan and Brooklyn, NY (one of which, the Canal Street branch, was subsequently closed). The transaction helped us enhance and diversify our funding profile and further enhance our visibility in the New York City market where much of our lending activities have taken place.

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In October 2020, we issued $25.0 million in subordinated notes to support our Savoy acquisition, which was announced in August 2020. The offering was rated investment grade by Egan-Jones, and we believe this is indicative of the market receptiveness to our story and business model.

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We began a municipal deposit program in late 2020. The program is based upon relationships of our management team, rather than bid based transactions. At December 31, 2021, total municipal deposits were $407.1 million, representing 18 separate governmental clients, compared to $74.3 million at December 31, 2020, representing 6 separate governmental clients. The average rate on the municipal deposit portfolio was 0.19% at December 31, 2021.

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On May 26, 2021, we completed the Savoy acquisition, which is described in greater detail on page 6.

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We have augmented and strengthened our management team significantly through our recruiting efforts, adding a new Chief Financial Officer (allowing the former Chief Financial Officer to concentrate on corporate strategy and oversee certain operations as President), Chief Credit Officer, Director of Loan Operations, Director of Commercial Real Estate, Director of Human Resources, and Chief Municipal Officer, the latter of whom helped us launch our municipal deposit program.

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In December 2021, the SBA approved the Bank’s application to process loans under the SBA’s Preferred Lender Program, enabling the Bank to process SBA applications under delegated authority from the SBA and enhancing the Bank’s ability to compete more effectively for SBA lending opportunities.

Our Business Strategy
Our goal is to build the premier community bank franchise serving consumers and small to mid-size businesses in the New York City metro area and western Long Island. We believe our nimble and dynamic business model has significant advantages over larger competitors, and that we further differentiate ourselves by focusing on multiple niche areas. Our goal is to continue to penetrate the potential customer bases in each of these niche areas.
With the Savoy acquisition, we have expanded our commercial banking capabilities significantly, with a particular focus on small business clients and Small Business Administration (“SBA”) lending. Our one to four family residential mortgage segment has a particular niche focus on non-conforming loans, primarily secured by both owner-occupied and investment properties. The segment has proven particularly appealing to Asian American borrowers in the New York City boroughs. We offer a variety of deposit accounts to both businesses and consumers through our branch network, which we believe complements our niche lending efforts. Additionally, we have expanded our deposit products to include a full line of municipal banking accounts, which is allowing us to capture additional customers in our operating footprint.
We believe the local economies in our geographic footprint offer us significant growth opportunities that we can capitalize on through our focus on personalized service, our ability to realize greater economies of scale than smaller community banks, and our ability to provide better and more responsive service than larger regional banks.

Diversifying Our Loan Portfolio through Niche Segments
We are focused on diversifying our loan portfolio through niche lending segments that we believe generate appropriate risk-adjusted returns. At December 31, 2021, the composition of our loan portfolio was as follows:
We focus our niche lending activities primarily on three segments:
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Residential real estate — We initiated our residential lending platform, which consists of loans secured by owner-occupied and investment properties, in 2013 and focus on the boroughs of New York City. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through broker referrals, our branch network and retail channels to accommodate the needs of diverse communities in the New York City Metropolitan Statistical Area (“MSA”). We offer multiple products including those designed specifically for two- to four-family units. One- to four-family residential mortgages, including home equity lines of credit, comprised 36.27% of our total loan portfolio, excluding PPP loans, as of December 31, 2021.

We take a comprehensive approach to mortgage underwriting, as the average loan-to-value (“LTV”) of the portfolio at origination was 55.60% and the average FICO score was 745 as of December 31, 2021.
In addition to retaining production on our balance sheet, we generate additional non-interest revenue associated with one- to four-family loan origination and sale, and loan servicing fees.
Below is our historical level of residential originations and sales:
	As of or For the Years Ended September 30,
	2017	2018	2019	2020	2021
	(In thousands)
Residential real estate:
Loans originated	$157,461	$268,283	$334,099	$96,031	$104,567
Loans sold	79,286	134,464	194,978	36,982	36,375

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Commercial Real Estate (including Multifamily) — CRE lending, which includes commercial real estate and multi-family lending, is an area of expertise for us, with the Savoy acquisition re-enforcing what we believe was an already strong CRE lending foothold in New York City. CRE loans are secured by first liens on commercial properties, with proceeds used to purchase such properties or refinance existing debt secured by such properties. We include in our CRE portfolio loans that are secured by multi-family properties, which are primarily rent controlled/stabilized multi-family properties located in New York City. Our CRE loan portfolio also contains loans secured by mixed-use properties loans, properties used solely for commercial purposes and construction loans secured by real estate. Our owner-occupied lending efforts were significantly enhanced with the Savoy Merger. Savoy’s lending team had focused on owner-occupied lending to small businesses in the New York City MSA and the broader four state area of New York, New Jersey, Connecticut and Pennsylvania. Commercial real estate loans including multi-family properties comprised 61% of total loans, excluding PPP loans, as of December 31, 2021. Included in that figure is a small construction portfolio representing $11 million in total balances and is primarily construction related to commercial properties.
Complementing Our Lending Efforts and Diversifying our Funding Sources
We believe our deposit and treasury management products and services complement our niche lending focus and help diversify our funding sources. The graphic below illustrates the impact our strategic initiatives have had on our deposit mix.
Our funding strategy since the 2012 recapitalization has evolved as our business segments and branch network have increased. Our focus following the 2012 recapitalization was growing the balance sheet to achieve profitability and economies of scale. As we progressed beyond that point, we aimed to operate a branch-lite strategy and to open offices in strategic locations where we were lending, primarily in the residential mortgage segment. Our CFSB acquisition enhanced our footprint in the New York City boroughs and further complemented our lending efforts in those markets. Since 2019 we have focused on the following areas in an effort to bolster our core deposit levels and enhance our net interest margin:
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Implemented a core processor IT conversion that resulted in a platform with a comprehensive suite of commercial deposit account capabilities;

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Reduced wholesale funding levels (defined as Federal Home Loan Bank (“FHLB”) borrowings, brokered deposits and Qwick Rate accounts);

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Hired a Chief Municipal Officer and supporting personnel to initiate our municipal banking business, which has grown our municipal deposit balances from $74.3 million at December 31, 2020 to $407.1 million at December 31, 2021, with an average rate of 0.19%; and

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Currently exploring several FinTech related partnerships that, if completed, could help generate additional low-cost deposit funding.

In late 2020, we established a municipal banking business which we believe has the potential to produce a significant level of deposits at cost effective rates. The business provides banking services to public municipalities, including counties, cities, towns, and school districts throughout the Long Island area. This effort is being led by Michael Locorriere, EVP and Chief Municipal Officer. Mr. Locorriere has more than thirty years of banking and government experience and prior to joining the Bank in November, 2020, Mr. Locorriere previously served as EVP & Director of Municipal Banking at a recently consolidated competitor in the Long Island market. We believe this effort is differentiated in that the customers are long-term relationships of our team and are not transactional in nature. Furthermore, our focus is banking municipalities that are core to our branch footprint and where our brand resonates. This initiative also is consistent with our branch-lite and highly efficient approach to growing our balance sheet. The team and relationships we have allow us to compete throughout the Long Island market without the expense and constraints of physical locations.
Merger with Savoy Bank
Prior to our May 2021 merger, Savoy was a New York state chartered commercial bank with a single office located in Midtown Manhattan, New York City. As of May 26, 2021 (the date of acquisition), Savoy had total assets of $648.4 million, total loans of $573.1 million, and total deposits of $340.2 million.
Savoy was a privately held commercial bank founded to provide small business owners in and around New York City with unparalleled service and financial products. Located at 600 Fifth Avenue, Rockefeller Center, New York, NY, Savoy specialized in working with customers across a wide range of industries to understand and fulfill their deposit and lending needs. Combining technology and expertise, Savoy offered a comprehensive suite of business accounts and deposit services and a spectrum of creative lending solutions, including through SBA 7(a), SBA 504 and United States Department of Agriculture (“USDA”) lending programs.
We will continue to operate Savoy’s single midtown Manhattan branch office, which will become the focal point and headquarters for our business development efforts in the New York City market.
As part of the Savoy merger, Mr. Metin Negrin, Savoy’s Chairman, and Ms. Elena Sisti, founder of Savoy and a member of its Board of Directors, joined the Boards of Directors of Hanover and the Bank. In addition, as previously noted, Mr. McClelland Wilcox, who was Savoy’s President and CEO prior to the merger, joined the Bank as Senior Executive Vice President, Chief Lending and Revenue Officer.
Overview of Savoy’s Financial Performance Prior to the Savoy Merger
The table below highlights certain key Savoy financial performance metrics for the years ended December 31, 2016 through 2021.

Savoy Standalone Financial Performance
As of or For the Three Months Ended March 31, 2021
Total Assets	$693,720
Total Gross Loans	600,649
Total PPP Loans	271,938
Total Deposits	365,285
Total Equity	49,063
Net Income	3,040
Net Interest Margin	3.70%
Return on Average Assets	1.88%
Return on Average Equity	25.83%

Note:   Dollars in thousands
Strategic Benefits of the Savoy Merger
Our Board of Directors and management team believe the Savoy merger will provide meaningful strategic benefits in the near-, medium- and long-terms, including:
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Powerful Combination with a High Degree of Scarcity Value.   Creates a premier $1.5 billion asset institution serving the greater New York City metro market with a track record of strong profitability and balance sheet growth. We believe the combined institution will be uniquely positioned as the second largest community bank with assets under $5 billion operating in the New York City and Long Island marketplace.

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Highly Complementary with Multiple Niches.   Savoy’s SBA and owner-occupied focused commercial lending businesses complement our residential lending business and commercial lending efforts. We believe this combination will allow us to accelerate our growth and expansion initiatives in both SBA and commercial and industrial (“C&I”) lending.

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Shifts and Diversifies Loan Portfolio Toward Commercial Lending.   Savoy adds significant commercial loans, expertise and infrastructure to our overall commercial lending expansion effort.

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Significant Opportunity to Grow Customers Participating in the Paycheck Protection Program (PPP).   Savoy had significant success in the PPP program with over $330.6 million in total originated loans, which consisted over 2,300 individual loans. Approximately 85.0% of those individual loans were to borrowers who previously were not Savoy customers. We will focus on converting these borrowers to longer-term customers.

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Enhancing the Competitive Position.   The combined institution’s capital and profitability will allow us to further invest in digital initiatives, build out treasury management capabilities and focus on capturing additional wallet share from existing customers via a higher legal lending limit.

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Mitigated Integration Risk.   We believe that we have prudently mitigated integration risk typically present in strategic acquisitions because of:

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Savoy’s branch-lite business model;

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An anticipated elevated level of employee retention due to virtually no overlap in business lines

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Our intent to continue Savoy’s existing SBA business largely intact with minimal disruptions;

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Our executive management’s track record and experience in mergers and acquisitions, particularly with the successful integration of our 2019 CFSB; and

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Systems conversion completed in July of 2021.

Attacking the Market Area
Target Market Area & Current Footprint Overview
Our target market area includes the five (5) boroughs of New York City as well as Nassau County on Long Island, New York. Our banking offices are located in Kings, Nassau, New York and Queens Counties in New York. In addition, we opened a branch office in Freehold, New Jersey in March 2022 to leverage Savoy’s SBA lending activities in this market to enhance our market share.
We own our administrative headquarters in Mineola, NY and our Garden City Park, NY branch and lease our six other branch locations. Set forth below is certain information regarding our office locations:

While focused on driving growth across all of our markets and business segments, we believe our efforts to leverage the Savoy acquisition and expand our presence in the New York City market will be the largest contributor to our asset growth for the foreseeable future due to the significant population and number of small businesses in the market.
The SBA Payment Protection Program (PPP) was targeted at assisting small businesses throughout the United States. The total outstanding PPP loan balances at June 30, 2020 (peak balances for most banks) for all NYC metro area (New York, Queens, Kings, Richmond, Brooklyn, Nassau, and Suffolk counties) headquartered banks was $39.3 billion and represents approximately 388 thousand individual loans. When excluding the 10 largest banks (which are money center and regional banks), the outstanding balances are $4.7 billion and represents approximately 36 thousand individual loans. We believe this data shows the depth and breadth of the small business community in the New York City market. Furthermore, there are many small business customers currently being banked by the large money center and regional banks, which we think are less nimble and focused on the small business customer relative to our Bank. We believe this presents great opportunity for growth via enhancing our market share within the NYC footprint.
Capitalize on Market Disruption
Our market area has undergone significant consolidation, particularly in the last twelve months. We intend to take advantage of the recent disruption caused by M&A in our operating markets, which we believe has created an environment of underbanked customers and has created opportunities to hire seasoned bankers. We have successfully employed this strategy in the past, hiring experienced bankers from merged institutions, which has helped us enhance critical aspects of our operations. We believe the most recent wave of consolidations, together with what we anticipate will be further consolidation, will create additional opportunities for us to attract additional experienced bankers. Below are some of the merger transactions announced and/or closed in and around our geographic footprint since 2019:
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M&T Bank Corporation / Peoples United Financial, Inc.

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Citizens Financial Group, Inc. / Investors Bancorp, Inc.

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New York Community Bancorp, Inc. / Flagstar Bancorp, Inc.

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Sterling Bancorp / Webster Financial Corporation

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Bridge Bancorp, Inc. / Dime Community Bancshares, Inc.

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Provident Financial Services, Inc. / SB One Bancorp

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Flushing Financial Corporation / Empire Bancorp, Inc.

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Valley National Bancorp / Bank Leumi USA

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Valley National Bancorp / The Westchester Bank Holding Corporation

Our Competitive Strengths
The banking business, especially in the New York metropolitan area, is highly competitive. We face substantial immediate competition and potential future competition both in attracting deposits and in originating loans. We compete with numerous commercial banks, savings banks and savings and loan associations, many of which have assets, capital and lending limits larger than ours. Other competitors include money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities.
We believe the following strengths differentiate us from our competitors and position us to execute our business strategy successfully:
High Degree of Franchise Scarcity Value.   Recent market consolidation has resulted in a lack of sub-$5 billion asset sized banks in the Long Island and Greater New York City Metro Area. Since June 2020, there have been 15 bank transactions in the tri-state area, 10 of which involved targets with total assets less than $5 billion. We currently are the second largest sub-$5 billion community bank in this market area, as a result of both organic growth and our recent acquisitions of CFSB and Savoy, coupled with the heavy consolidation among larger institutions in the market. We believe we are uniquely positioned to continue to capitalize on this opportunity in the market. Most notably, we believe the opportunity to increase penetration into the small business community is very strong and highly compelling.
Niche Lending & Funding Expertise Drives Pricing Power.   A number of our business segments are focused on providing specialized lending and deposit products to specific customer groups within our markets. Unlike many of our competitors, we are not aiming to be a community bank for every consumer nor can we provide every commercial product and service. Rather, we are focused on providing expertise and excellent service in the chosen segments in which we operate. Since 2014 our residential mortgage operation has been highly focused on non-conforming lending in New York City. With Savoy, we acquired a niche SBA and small business commercial banking business. Our municipal deposit banking business is differentiated in that we are focused on long-term relationships that typically have less pricing volatility, particularly in rising rate environments. We may expand into additional niche segments as we grow and continue to add talent, but we feel that within each of our existing segments there is ample room to increase market share and grow.

Our focus on these differentiated areas has been a primary driver of above average yield on loans and overall net interest margin. Our focus on these areas has allowed us to price our services based on relationships instead of a transactional focus. Furthermore, our execution on our municipal deposit program and our addition of several branches over the last few years, including through the CFSB acquisition, have allowed us to lower our deposit costs in the current environment, which has produced meaningful enhancements to our net interest margin and we believe positions us well for continued net interest margin expansion.
Efficient, Profitable and Scalable Business Model.   We have invested heavily over the last several years in people and infrastructure to enhance and expand our capabilities so we can provide a number of specialized services to our commercial and consumer customers. These investments include both de novo and acquired branches, a core systems conversion, significant executive hiring in the front and back office, retention of most of the CFSB and Savoy employees and initiation of our municipal deposit banking business. While we have a demonstrated track record of investing in our business, we have been highly focused around profitability and a highly efficient operating platform and branch network. Our level of assets, loans, deposits and revenue relative to the number of branch offices is well above our peers. We believe that this continued focus on operating efficiently will result in above average levels of profitability over the long-term, independent of fluctuations in interest rates. While our direct funding costs are above peer levels, our yields and overall net interest margin have been above peers.
Disciplined Underwriting and High Quality Balance Sheet.   We have maintained a strong and disciplined risk management culture and credit administration process, which we believe are supported by comprehensive policies and procedures for credit underwriting, funding, and loan administration and monitoring. Below are some highlights of our demonstrated track record in credit performance:

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Since 2016, we have incurred $907 thousand in cumulative net charge-off’s, representing less than 10 basis points of average loans over that cumulative time period;

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Total non-accrual loans at December 31, 2021 were $6.1 million, or 0.51% of total loans, excluding loans Held-for-Sale and SBA PPP loans;

•
The Bank’s legacy loan portfolio component of the December 31, 2021 non-accrual loans is $3.8 million while the balance ($2.3 million) comes from acquired Savoy loans;

•
As part of the Savoy merger, we recorded a purchase accounting fair value discount to the Savoy loan portfolio of $8.6 million, representing 1.5% of Savoy’s loans at the time of acquisition, excluding held-for-sale and SBA PPP loans; and

•
Our reserves and total fair value loan marks represent 1.17% of total loans, excluding held-for-sale and SBA PPP loans.

Experienced Management Team.   We have a senior management team with many years of experience in our target markets, including:
•
Michael P. Puorro, Chairman and Chief Executive Officer.   Mr. Puorro has over thirty years of banking experience, with over twenty-five years as a senior executive. Mr. Puorro previously served as the President of a Long Island based community bank, and as the Chief Financial Officer of a large, publicly traded thrift holding company.

•
Brian K. Finneran, President.   Mr. Finneran has over forty years of experience in the banking industry. Prior to joining us in 2017, Mr. Finneran was the former Executive Vice President and Chief Financial Officer and member of the Board of Directors at Suffolk Bancorp.

•
McClelland (“Mac”) Wilcox, Senior Executive Vice President, Chief Lending & Revenue Officer.    Mr. Wilcox was the former President and Chief Executive officer of Savoy. He has over twenty years of experience as a banking leader and entrepreneur.

•
Lance P. Burke, Executive Vice President and Chief Financial Officer.   Mr. Burke has over twenty years of experience in the banking industry. Prior to joining our team, Mr. Burke served as Senior Vice President and Controller of Dime Bank (formerly BNB Bank).

•
Denise Chardavoyne, Executive Vice President and Chief Operations Officer.   Ms. Chardavoyne has over twenty years of banking experience. Ms. Chardavoyne previously served as Executive Vice President and Chief Information Officer of Amalgamated Bank, and Chief Information Officer at Suffolk County National Bank.

•
Kevin Corbett, Executive Vice President and Chief Credit Officer.   Mr. Corbett has over thirty-five years of experience in the banking industry. Prior to joining us, Mr. Corbett served as Senior Vice President and Chief Credit Officer of Dime Community Bank and Senior Vice President and Chief Credit Officer of Astoria Bank.

•
Michael Locorriere, Executive Vice President and Chief Municipal Officer.   Mr. Locorriere has more than thirty years of banking and government experience. Mr. Locorriere previously served as Executive Vice President & Director of Municipal Banking at Empire National Bank.

•
Alice T. Rouse, Executive Vice President & Chief Risk Officer.   Ms. Rouse has over twenty-five years of banking experience. Prior to joining Hanover in 2017, she served in various financial and audit capacities at Astoria Bank.

•
Lisa A. Diiorio, First Senior Vice President & Chief Accounting Officer.   Ms. Diiorio has over twenty-five years of experience in the banking industry. Prior to joining Hanover in 2016, Ms. Diiorio served as Vice President and Principal Accounting Officer at Bridgehampton National Bank.

Demonstrated Ability to Integrate M&A Transactions.   Our executive team, which is led by our Chairman and CEO Michael Puorro, and Brian Finneran, our President, has significant experience with M&A transactions and post-closing integration efforts. In August 2019, we closed the CFSB acquisition and have successfully grown the former CFSB deposit franchise. As anticipated, the CFSB acquisition provided a complementary core funding base to our legacy one- to four-family residential lending business as well as commercially attractive branch locations. In May 2021, we closed the Savoy Merger, an approximately $650 million total asset single branch commercial bank located in Midtown Manhattan, New York City, for a purchase price of $65.5 million. The transaction significantly diversified our revenue and lending mix while boosting profitability and leveraging Savoy’s expertise in commercial and SBA lending. We have already completed the systems integration with Savoy, and we now intend to pursue prudent and commercially attractive acquisitions that will position us to further capitalize on market opportunities.
Summary of Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our ability to effect a business combination, and may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks include, but are not limited to:
•
We are subject to risks associated with the COVID-19 pandemic, which could have an adverse effect on our business, financial condition and results of operations.

•
Our reliance on one- to four- family residential mortgage lending and certain niche loan products could expose us to credit risks that may be different than would apply to a more diversified or traditional loan portfolio.

•
Our business and operations are concentrated in the New York metropolitan area, and we are sensitive to adverse changes in the local economy.

•
We are subject to the various risks associated with our banking business and operations, including, among others, credit, market, liquidity, interest rate and compliance risks, which may have an adverse effect on our business, financial condition and results of operations if we are unable to manage such risks.

•
SBA lending is an increasingly important part our business, and changes to the SBA programs, or the rules governing such programs, may adversely affect our profitability.

•
Our liquidity and capital needs, particularly given our growth strategy, may suffer if not managed effectively or if capital is not available on terms acceptable to us.

•
Our ability to continue to grow will diminish if we are unable to continue to make commercially attractive acquisitions, or if we are unable to realize the benefits of prior or future acquisitions in a reasonable timeframe.

•
We operate in a highly competitive market and face increasing competition from traditional and new financial services providers.

•
We are dependent on key personnel and the unexpected loss of their services, or if we are unable to attract new personnel as we execute our growth strategy, will adversely impact our financial condition.

•
We operate in a highly regulated industry, and the current regulatory framework and any future legislative and regulatory changes, may have an adverse effect on our business, financial condition and results of operations.

•
We are subject to risks associated with our dependency on our information technology and telecommunications systems and third-party servicers including exposures to systems failures, interruptions or breaches of security.

•
There are uncertainties with respect to the establishment of an active public market for our common stock, and in any event, our stock price may be volatile, resulting in substantial losses for investors.

•
Investors will experience immediate dilution of their investment.

•
Anti-takeover provisions in our charter and under New York law could limit certain shareholder actions.

Corporate Information
Our principal executive offices are located at 80 East Jericho Turnpike, Mineola, New York 11501. Our telephone number is (516) 548-8500. Our Internet address is www.hanoverbank.com. We expect to make our periodic reports and other information filed with, or furnished to, the Securities and Exchange Commission, or SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information contained on or accessible through our website is not a part of, or incorporated by reference, into this prospectus.
Recent Developments
Our unaudited condensed consolidated financial statements as of and for the three and six months ended March 31, 2022 are not yet available. The following preliminary unaudited consolidated financial information regarding our performance and financial condition as of and for the three and six months ended March 31, 2022 is based solely on management’s estimates reflecting preliminary financial information, and remains subject to additional procedures and our consideration of subsequent events, particularly as they relate to material estimates and assumptions used in preparing management’s estimates, which we expect to complete following this offering. These additional procedures could result in material changes to the preliminary financial information set forth below, including as a result of our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates for the three and six months ended March 31, 2022. Our unaudited condensed consolidated financial statements as of and for the three and six months ended March 31, 2022, may differ materially from our estimates and interim balances indicated below. The following consolidated financial data as of and for the fiscal year ended September 30, 2021, is derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.
The preliminary information set forth below is not a complete presentation of our financial results for the three and six months ended March 31, 2022. The following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described in the section entitled “Risk Factors.” See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” The following preliminary financial information should be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those financial statements that are included elsewhere in this prospectus. There are material limitations with making preliminary estimates of our financial results as of and for the three and six months ended March 31, 2022 and 2021 prior to the completion of our and our auditors’ financial review procedures for such periods. Our independent registered public accounting firm, Crowe LLP, has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial information, and as such, does not express an opinion, or any assurance, with respect to this preliminary financial information.
Selected Financial Highlights
•
Assets.   Total assets were $1.5 billion as of March 31, 2022 and September 30, 2021.

•
Cash and Cash Equivalents.   Cash and due from banks was $127.1 million as of March 31, 2022, representing a $39.4 million, or 23.7% decrease, compared to $166.5 million at September 30, 2021.

•
Loans.   Net loans were $1.3 billion as of March 31, 2022, representing a $40.6 million, or 3.3% increase, from $1.2 billion at September 30, 2021. Excluding PPP loans, net loans were $1.2 billion as of March 31, 2022, representing a $143.2 million, or 13.0% increase, from $1.1 billion at September 30, 2021.

•
Securities.   Available for sale securities were $5.1 million as of March 31, 2022, representing a $2.6 million, or 34.6% decrease, compared to $7.7 million at September 30, 2021. Held to maturity securities were $4.6 million as of March 31, 2022, representing a $4.0 million, or 46.2% decrease, compared to $8.6 million at September 30, 2021.

•
Allowance for Loan Losses.   The allowance for loan losses was $9.9 million at March 31, 2022 as compared to $8.6 million at September 30, 2021. The allowance for loan losses as a percent of total loans was 0.77% at March 31, 2022, versus 0.69% at September 30, 2021. The allowance for loan losses as a percent of total loans excluding acquired loans (“originated loans”) was 1.04% at March 31, 2022.
•
Deposits.   Total deposits were $1.2 billion as of March 31, 2022 and September 30, 2021.

•
Stockholders’ Equity.   Total stockholders’ equity was $134.8 million as of March 31, 2022, compared to $122.5 million as of September 30, 2021. Tangible book value per common share increased to $19.75 at March 31, 2022 from $18.49 at September 30, 2021. Common shares outstanding were 5,829,569 and 5,563,426 as of March 31, 2022 and September 30, 2021, respectively. The increase in common shares outstanding was primarily related to the issuance of equity awards in the first calendar quarter of 2022.

•
Net Income.   The Company’s net income was $5.9 million for the three months ended March 31, 2022, an increase of $3.8 million, or 185.2%, compared to $2.1 million for the three months ended March 31, 2021. The Company’s net income was $12.4 million for the six months ended March 31, 2022, an increase of $8.8 million, or 246.9%, compared to $3.6 million for the six months ended March 31, 2021. The increase in net income for the three and six months ended March 31, 2022, as compared to the three and six months ended March 31, 2021, was due to higher interest income as a result of increased interest and fee income earned on increased average loan balances, a decline in interest expense as a result of a decrease in our cost of funds, and an increase in noninterest income due to increased gains on sale of loans, partially offset by increases in noninterest expense and provision for income taxes.

•
Net Interest Income.   Net interest income was $14.7 million for the three months ended March 31, 2022, an increase of $6.9 million, or 89.0%, compared to $7.8 million for the three months ended March 31, 2021. Net interest income was $30.0 million for the six months ended March 31, 2022, an increase of $14.9 million, or 98.4%, compared to $15.1 million for the six months ended March 31, 2021.

•
Net Interest Margin.   Net interest margin was 4.26% for the three months ended March 31, 2022, compared to 3.79% for the three months ended March 31, 2021. Net interest margin was 4.32% for the six months ended March 31, 2022, compared to 3.66% for the six months ended March 31, 2021.

•
Provision for Loan Losses.   Provision for loan losses was $500,000 for the three months ended March 31, 2022, compared to $200,000 for the three months ended March 31, 2021. Provision for loan losses was $1.4 million for the six months ended March 31, 2022, compared to $300,000 for the six months ended March 31, 2021. The overall increase in the provision was primarily related to the growth in the loan portfolio.

•
Noninterest Income.   Noninterest income was approximately $2.7 million for the three months ended March 31, 2022, an increase of $2.0 million, or 286.1%, compared to $692,000 for the three months ended March 31, 2021. Noninterest income was $5.0 million for the six months ended March 31, 2022, an increase of $4.0 million, or 416.2%, compared to $978,000 for the six months ended March 31, 2021.

•
Noninterest Expense.   Noninterest expense was $9.4 million for the three months ended March 31, 2022, an increase of $3.7 million, or 63.4%, compared to $5.7 million for the three months ended March 31, 2021. Noninterest expense was $17.6 million for the six months ended March 31, 2022, an increase of $6.3 million, or 55.7%, compared to $11.3 million for the six months ended March 31, 2021. The period to period increases in noninterest expense reflect the Savoy Bank acquisition, which closed in May 2021.

•
Return on Average Assets (“ROAA”).   The Company’s ROAA was 1.63% for the three months ended March 31, 2022, compared to 0.97% for the three months ended March 31, 2021, and 1.72% for the six months ended March 31, 2022, compared to 0.84% for the six months ended March 31, 2021.

•
Return on Average Equity (“ROAE”).   The Company’s ROAE was 17.83% for the three months ended March 31, 2022, compared to 10.28% for the three months ended March 31, 2021, and 19.16% for the six months ended March 31, 2022, compared to 8.95% for the six months ended March 31, 2021.

THE OFFERING
Common stock offered
1,275,000 shares
Common stock outstanding after the offering(1)(2)
7,104,569 shares
Underwriters’ option to purchase additional shares of common stock
191,250 shares
Market for the common stock
Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “HNVR”.
Dividend policy
On February 15, 2022, we paid a $0.10 per common share cash dividend to stockholders of record on February 8, 2022. This was the first cash dividend we have paid. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors. For additional information, see “Dividend Policy.”
Use of proceeds
We estimate that we will receive net proceeds of approximately $24.0 million (or approximately $27.7 million if the underwriter exercises its over-allotment option in full), based on the public offering price of $21.00 per share as set forth on the cover of this prospectus, after deducting estimated underwriter discounts and commissions and estimated offering expenses payable by us.
We intend to contribute substantially all of the net proceeds from this offering to the Bank to enhance regulatory capital to support organic and future potential strategic growth. We do not have any current plans, arrangements or understandings relating to any specific acquisitions or similar transaction. See “Use of Proceeds” for additional information.
Purchases by Officers and Directors
Certain of our directors and officers have indicated an intent to participate in the offering through the purchase of approximately 5.3% of the shares of our common stock. In anticipation of this participation, we have directed 68,182 shares to be reserved specifically for purchases by such officers and directors.
Risk factors
An investment in the common stock involves certain risks. Prospective purchasers of the common stock should consider the information discussed under the heading “Risk Factors” on Page 26.

(1)
As of May 1, 2022.

(2)
Unless otherwise indicated, the share information in the table above and in this prospectus excludes up to 191,250 shares that may be purchased by the underwriters from us to cover over-allotments. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include 220,349 shares of common stock issuable upon the exercise of outstanding stock options or an aggregate of 310,642 shares of common stock reserved for future issuance under our stock plans.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of other significant requirements that are otherwise generally applicable to other public companies. Among other factors, as an emerging growth company:
•
we may present only two years of audited financial statements and discuss only our results of operations for two years in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
we are exempt from the requirement to provide an opinion from our auditors on the design and operating effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•
we may choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

•
we are permitted to provide less extensive disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we are not required to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation in this prospectus; and

•
we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We have elected to adopt the reduced disclosure requirements described above regarding the number of periods for which we are providing audited financial statements, and our executive compensation arrangements for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of the reduced reporting and other requirements under the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.
The JOBS Act exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended, or the Securities Act, or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our consolidated financial statements not comparable with those of a public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used. We cannot predict if investors will find our common stock less attractive as a result of our election to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SUMMARY OF SELECTED FINANCIAL DATA OF HANOVER
The following tables set forth selected consolidated historical financial data (i) as of and for the three months ended December 31, 2021 and 2020 and (ii) as of and for the five years ended September 30, 2021, 2020, 2019, 2018, and 2017. Selected consolidated financial data as of and for the years ended September 30, 2021 and 2020 has been derived from our audited financial statements. You should read the information as of and for the years ended September 30, 2021 and 2020 in conjunction with the audited financial statements and the related notes appearing in this prospectus beginning on Page F-1. Selected financial data as of and for the three months ended December 31, 2021 and 2020 has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results of operations for the three months ended December 31, 2021 are not necessarily indicative of our results of operations that may be expected for the year ending September 30, 2022. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
SUMMARY OF SELECTED STATISTICAL INFORMATION AND FINANCIAL DATA
	As of or For the Three Months Ended December 31,		As of or For the Years Ended September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands)
Selected Financial Condition Data
Total assets	$1,458,180	$876,883	$1,484,641	$851,606	$848,836	$649,963	$501,358
Loans, excluding PPP loans	1,203,505	711,428	1,105,948	707,729	720,977	560,403	423,385
PPP loans	72,944	17,322	140,657	17,622	—	—	—
Net deferred costs (fees)	985	2	520	(332)	(535)	(1,023)	(758)
Loans, net of deferred fees and costs	1,277,434	728,752	1,247,125	725,019	720,442	559,380	422,627
Allowance for loan losses	9,386	7,979	8,552	7,869	7,143	6,493	4,795
Securities – available-for-sale	7,536	7,434	7,747	6,035	911	185	1,526
Securities – held-to-maturity	4,834	10,001	8,611	10,727	12,030	12,931	13,872
Goodwill and other intangible assets	19,627	1,921	19,648	1,922	1,508	—	—
Borrowings	113,274	74,514	159,642	85,154	100,745	109,518	73,955
Note payable, net	—	—	—	14,984	14,981	14,978	8,414
Subordinated debt, net	24,504	24,468	24,513	—	—	—	—
Deposits	1,176,751	688,316	1,164,662	664,760	650,286	468,123	372,730
Total stockholders’ equity	129,379	80,024	122,529	78,043	71,950	54,230	41,778
Tangible common stockholders’ equity(1)	109,752	78,103	102,881	76,121	70,442	54,230	41,778
Selected Operating Data
Interest income	$16,616	$9,497	$48,675	$40,133	$34,497	$26,724	$18,161
Interest expense	1,347	2,170	6,967	13,011	12,076	8,503	5,279
Net interest income	15,269	7,327	41,708	27,122	22,421	18,221	12,882
Provision for loan losses	900	100	1,000	1,250	650	1,698	1,376

	As of or For the Three Months Ended December 31,		As of or For the Years Ended September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands)
Net interest income after provision for loan losses	14,369	7,227	40,708	25,872	21,771	16,523	11,506
Non-interest income	2,375	286	3,349	1,364	4,770	2,733	1,543
Non-interest expense, excluding acquisition costs	8,264	5,445	25,575	20,572	15,150	11,783	9,584
Acquisition costs	—	145	4,430	450	737	97	—
Income before income tax expense	8,480	1,923	14,052	6,214	10,654	7,376	3,465
Income tax expense	1,943	404	3,201	1,240	2,569	2,775	1,313
Net income	$6,537	$1,519	$10,851	$4,974	$8,085	$4,601	$2,152
Add back: acquisition costs, net of taxes	—	115	3,411	361	560	61	—
Adjusted net income(1)	$6,537	$1,634	$14,262	$5,335	$8,645	$4,662	$2,152

(1)
This measure is not recognized under generally accepted accounting principles in the United States (“GAAP”) and is therefore considered to be a non-GAAP financial measure. See “Non-GAAP Reconciliation Table” for a reconciliation of this measure to its most comparable GAAP measure.

Tangible book value per common share(1)	19.73	18.66	18.49	18.23	16.92	15.14	13.41
Selected Performance Ratios
Return on average assets	1.80%	0.71%	0.99%	0.58%	1.16%	0.81%	0.51%
Adjusted return on average assets(1)	1.80%	0.77%	1.31%	0.63%	1.24%	0.82%	0.51%
Return on average common stockholders’ equity	20.52%	7.62%	11.53%	6.63%	12.71%	9.89%	6.09%
Adjusted return on average common stockholders’ equity(1)	20.52%	8.20%	15.16%	7.11%	13.59%	10.02%	6.09%
Return on average tangible common equity(1)	24.29%	7.81%	12.56%	6.77%	12.81%	9.89%	6.09%
Adjusted return on average tangible common equity(1)	24.29%	8.40%	16.51%	7.27%	13.70%	10.02%	6.09%
Operating efficiency ratio(1)	46.84%	73.43%	66.95%	73.79%	58.43%	56.75%	66.44%
Adjusted operating efficiency ratio(1)	46.84%	71.52%	57.07%	72.22%	55.72%	56.29%	66.44%
Non-interest expense to average assets	2.28%	2.60%	2.75%	2.47%	2.28%	2.09%	2.26%
Adjusted non-interest expense to average assets(1)	2.28%	0.85%	2.34%	2.41%	2.17%	2.08%	2.26%
Net interest margin	4.39%	3.53%	3.97%	3.29%	3.30%	3.30%	3.14%
Capital Ratios(3)
Tangible common equity to tangible assets(1)	7.63%	8.93%	7.02%	8.96%	8.31%	8.34%	8.33%
Tier 1 leverage ratio	9.92%	12.04%	9.45%	11.22%	10.47%	10.85%	10.06%
Common equity tier 1 risk-based capital ratio	14.44%	21.49%	14.54%	19.32%	17.81%	19.04%	16.56%

Tier 1 risk-based capital ratio	14.44%	21.49%	14.54%	19.32%	17.81%	19.04%	16.56%
Total risk-based capital ratio	15.52%	22.75%	15.59%	20.57%	19.07%	20.30%	17.82%
Selected Asset Quality Data and Ratios
Nonaccrual loans (excluding loans held-for-sale “HFS”)	$6,115	$4,053	$7,028	$953	$1,613	$—	$—
Loans 90 days or more past due and still accruing	2,501	318	2,519	296	629	—	—
Total non-performing loans/non-performing assets(2)	8,616	4,371	9,547	1,249	2,242	—	—
Performing troubled debt restructuring loans (“TDRs”)	455	454	455	454	454	354	562
Allowance for loan losses	9,386	7,979	8,552	7,869	7,143	6,493	4,795
Total loan fair value adjustment	4,702	(205)	6,117	(211)	(250)	—	—
Net loan charge-offs/(recoveries)	66	(10)	317	524	—	—	—
Nonaccrual loans as a percentage of total loans(4)	0.51%	0.57%	0.64%	0.13%	0.22%	N/A	N/A
Nonperforming loans as a percentage of total loans(4)	0.72%	0.61%	0.86%	0.18%	0.31%	N/A	N/A
Nonperforming assets(2) to total assets	0.59%	0.50%	0.64%	0.15%	0.26%	N/A	N/A
Net loan charge-offs/(recoveries) to average loans	0.02%	-0.01%	0.03%	0.07%	N/A	N/A	N/A
Allowance for loan losses as a percentage of total loans(4)	0.78%	1.12%	0.77%	1.11%	0.99%	1.16%	1.13%
Allowance for loan losses and total loan fair value mark as a percentage of total loans(4)	1.17%	1.09%	1.33%	1.08%	0.96%	1.16%	1.13%
Allowance for loan losses as a percentage of nonperforming loans (excluding loans HFS)	109%	183%	90%	630%	319%	N/A	N/A
Allowance for loan losses to nonaccrual loans (excluding loans HFS)	153%	197%	122%	826%	443%	N/A	N/A

(1)
These measures are not measures recognized under generally accepted accounting principles in the United States (“GAAP”), and are therefore considered to be non-GAAP financial measures. See — “Non-GAAP Reconciliation Table” for a reconciliation of these measures to their most comparable GAAP measures.

(2)
Nonperforming assets are defined as nonaccrual loans, loans 90 days or more past due and still accruing, and other real estate owned (“OREO”).

(3)
Represents the Bank Capital Ratios.

(4)
Excludes loans Held-for-Sale and Small Business Administration Paycheck Protection loans.

Non-GAAP Financial Measures
The tables that follow contain certain non-GAAP financial measures in addition to results presented in accordance with GAAP. The non-GAAP measures are intended to provide the reader with additional supplemental perspective on operating results, performance trends, and financial condition. Non-GAAP financial measures are not a substitute for GAAP measures; they should be read and used in conjunction with Hanover’s GAAP financial information. Hanover’s non-GAAP measures may not be comparable to similar non-GAAP information which may be presented by other companies. In all cases, it should be understood that non-GAAP operating measures do not depict amounts that accrue directly to the benefit of shareholders. An item that management excludes when computing non-GAAP adjusted earnings can be of substantial importance to Hanover’s results and condition for any particular year. A reconciliation of non-GAAP financial measures to GAAP measures is provided below.
Non-GAAP Reconciliation Table	As of December 31,		As of September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands, except share data)
Book value per common share	$23.26	$19.12	$22.02	$18.69	$17.28	$15.14	$13.41
Less: goodwill and other intangible assets	(3.53)	(0.46)	(3.53)	(0.46)	(0.36)	—	—
Tangible book value per common share	$19.73	$18.66	$18.49	$18.23	$16.92	$15.14	$13.41
Common stockholders’ equity	$129,379	$80,024	$122,529	$78,043	$71,950	$54,230	$41,778
Less: goodwill and other intangible assets	(19,627)	(1,921)	(19,648)	(1,922)	(1,508)	—	—
Tangible common stockholders’ equity	$109,752	$78,103	$102,881	$76,121	$70,442	$54,230	$41,778
Total assets	$1,458,180	$876,883	$1,484,641	$851,606	$848,836	$649,963	$501,358
Less: goodwill and other intangible assets	(19,627)	(1,921)	(19,648)	(1,922)	(1,508)	—	—
Tangible assets	$1,438,553	$874,962	$1,464,993	$849,684	$847,328	$649,963	$501,358
Tangible common equity ratio	7.63%	8.93%	7.02%	8.96%	8.31%	8.34%	8.33%
Non-GAAP Reconciliation Table	As of or For the Three Months Ended December 31,		As of or For the Years Ended September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands, except share data)
Net income	$6,537	$1,519	$10,851	$4,974	$8,085	$4,601	$2,152
Adjustments:
Acquisition costs	—	145	4,430	450	737	97	—
Income tax effect of adjustment above	—	(30)	(1,019)	(89)	(177)	(36)	—
Adjusted net income (non-GAAP)	$6,537	$1,634	$14,262	$5,335	$8,645	$4,662	$2,152
Diluted earnings per share	$1.16	$0.36	$2.28	$1.18	$2.06	$1.36	$0.78
Adjustments:
Acquisition costs	—	0.04	0.93	0.11	0.19	0.03	—
Income tax effect of adjustment above	—	(0.01)	(0.21)	(0.03)	(0.04)	(0.01)	—
Adjusted diluted earnings per share (non-GAAP)	$1.16	$0.39	$3.00	$1.26	$2.21	$1.38	$0.78
Return on average total assets	1.80%	0.71%	0.99%	0.58%	1.16%	0.81%	0.51%

Non-GAAP Reconciliation Table	As of or For the Three Months Ended December 31,		As of or For the Years Ended September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands, except share data)
Acquisition costs	0.00%	0.07%	0.41%	0.06%	0.11%	0.02%	—
Income tax effect of adjustment above	0.00%	(0.01)%	(0.09)%	(0.01)%	(0.03)%	(0.01)%	—
Adjusted return on average total assets	1.80%	0.77%	1.31%	0.63%	1.24%	0.82%	0.51%
Average common stockholders’ equity	$126,397	$79,063	$94,072	$74,976	$63,588	$46,545	$35,312
Less: goodwill and other intangible assets	(19,638)	(1,922)	(7,672)	(1,549)	(492)	—	—
Average tangible common stockholders’ equity	$106,759	$77,141	$86,400	$73,427	$63,096	$46,545	$35,312
Return on average common stockholders’ equity	20.52%	7.62%	11.53%	6.63%	12.71%	9.89%	6.09%
Acquisition costs	0.00%	0.73%	4.71%	0.60%	1.16%	0.21%	—
Income tax effect of adjustment above	0.00%	(0.15)%	(1.08)%	(0.12)%	(0.28)%	(0.08)%	—
Adjusted return on average common stockholders’ equity	20.52%	8.20%	15.16%	7.11%	13.59%	10.02%	6.09%
Return on average tangible common stockholders’ equity	24.29%	7.81%	12.56%	6.77%	12.81%	9.89%	6.09%
Acquisition costs	0.00%	0.75%	5.13%	0.61%	1.17%	0.21%	—
Income tax effect of adjustment above	0.00%	(0.16)%	(1.18)%	(0.11)%	(0.28)%	(0.08)%	—
Adjusted return on average tangible common stockholders’ equity	24.29%	8.40%	16.51%	7.27%	13.70%	10.02%	6.09%
Non-GAAP Reconciliation Table	As of or For the Three Months Ended December 31,		As of or For the Years Ended September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands, except share data)
Operating efficiency ratio (non-GAAP)	46.84%	73.43%	66.95%	73.79%	58.43%	56.75%	66.44%
Non-interest expense	$8,264	$5,590	$30,005	$21,022	$15,887	$11,880	$9,584
Adjustments:
Acquisition costs	—	145	4,430	450	737	97	—
Adjusted non-interest expense (non-GAAP)	$8,264	$5,445	$25,575	$20,572	$15,150	$11,783	$9,584
Net interest income – as reported	15,269	7,327	41,708	27,122	22,421	18,221	12,882
Non-interest income – as reported	2,375	286	3,349	1,364	4,770	2,733	1,543
Less: Gain on sale of securities for sale	—	—	240	—	—	20	—

Non-GAAP Reconciliation Table	As of or For the Three Months Ended December 31,		As of or For the Years Ended September 30,
	2021	2020	2021	2020	2019	2018	2017
	(dollars in thousands, except share data)
Adjusted total revenues for adjusted efficiency ratio (non-GAAP)	$17,644	$7,613	$44,817	$28,486	$27,191	$20,934	$14,425
Adjusted operating efficiency ratio (non-GAAP)	46.84%	71.52%	57.07%	72.22%	55.72%	56.29%	66.44%
Non-interest expense to average total assets	2.28%	2.60%	2.75%	2.47%	2.28%	2.09%	2.26%
Acquisition costs	0.00%	0.07%	0.41%	0.06%	0.11%	0.01%	—
Adjusted non-interest expense on average total assets (non-GAAP)	2.28%	2.53%	2.34%	2.41%	2.17%	2.08%	2.26%

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF THE COMBINED COMPANY
The following sets forth summary unaudited pro forma financial data, which combines our historical financial information with Savoy for the twelve months ended September 30, 2021 after giving effect to closing the Savoy Merger on May 26, 2021. The summary unaudited pro forma financial data are provided for illustrative purposes only and do not purport to represent what the actual results of operations if combined with Savoy (the “Combined Company”) would have been had the Savoy merger occurred on the dates assumed, nor are they indicative of future results of operations or financial position of the Combined Company.
	Hanover for the Twelve Months Ended September 30, 2021(a)	Savoy for the Period from 10/1/2020 to 5/27/2021(b)	Adjustments	Pro Forma Combined for the Twelve Months Ended September 30, 2021
	(Dollars in thousands, except per share amounts)
Interest income:
Loans	$45,175	$17,405	$2,252(c)	$64,832
Investment securities	685	62		747
Federal funds sold	1	—		1
Other	304	36		340
Total interest income	46,165	17,503	2,252	65,920
Interest expense:
Deposits	5,290	2,700	(1,358)(d)	6,632
Borrowings	2,302	653	(180)(e)	2,775
Total interest expense	7,592	3,353	(1,538)	9,407
Net interest income before provision	38,573	14,150	3,790	56,513
Provision for loan losses	1,000	600		1,600
Net interest income after provision for loan losses	37,573	13,550	3,790	54,913
Non-interest income:
Loan fees and service charges	703	337		1,040
Loan servicing income	504	501		1,005
Service charges on deposit accounts	127	53		180
Gain on sale of investment securities available- for-sale, net	240	3		243
Gain on sale of loans held-for-sale	1,307	5,371		6,678
Other income	468	1,189		1,657
Total non-interest income	3,349	7,454	—	10,803
Non-interest expense:
Salaries and employee benefits	15,009	4,570		19,579
Occupancy and equipment	4,978	628		5,606
Data processing	1,280	724		2,004
Advertising and promotion	118	49		167
Acquisition costs	—	779		779
Professional fees	1,706	372		2,078
Other	2,456	1,419	80(f)	3,955
Total non-interest expense	25,547	8,541	80	34,168

	Hanover for the Twelve Months Ended September 30, 2021(a)	Savoy for the Period from 10/1/2020 to 5/27/2021(b)	Adjustments	Pro Forma Combined for the Twelve Months Ended September 30, 2021
	(Dollars in thousands, except per share amounts)
Income before income tax expense	15,375	12,463	3,710	31,548
Income tax expense	1,508	3,754	816(g)	6,078
Net Income	$13,867	$8,709	$2,894	$25,470
Per share information:
Average basic shares outstanding	4,669,009		892,440(h)	5,561,449
Average fully diluted shares outstanding	4,758,669		892,440(h)	5,651,109
Basic earnings per share	$2.97			$4.58
Diluted earnings per share	$2.91			$4.51

(a)
Hanover financials are adjusted to exclude purchase accounting and merger costs recorded in relation to the Savoy acquisition. Hanover financials include the impact of the Savoy Bank acquisition, completed 5/27/2021.

(b)
Savoy financials are for the period from 10/1/2020 through acquisition close date at 5/27/2021.

(c)
Adjustment to loan interest income to recognize estimated amortization of ($0.09 million) and accretion of $2.34 million from loan interest rate and credit marks attributible to recording the Savoy Bank loans at fair value as of the hypothetical transaction date of 10/1/2020. The amortization and accretion is expected to be recognized over an estimated 2.4 year average life.

(d)
Adjustment to deposit interest expense to recognize amortization of ($1.36 million) from time deposit marks attributible to recording the Savoy Bank deposits at fair value as of the hypothetical transaction date of 10/1/2020. The amortization is expected to be recognized over an estimated 11 month average life.

(e)
Adjustment to borrowings interest expense to recognize amortization of ($0.2 million) from borrowings marks attributible to recording the Savoy Bank borrowings at fair value as of the hypothetical transaction date of 10/1/2020. The amortization is expected to be recognized over an estimated 10 month average life.

(f)
Adjustment to other non-interest expense of $0.08 million to reflect the amortization of acquired identifiable intangible assets based on an amortization period of 3.6 years using the sum-of-the-years-digits method of amortization.

(g)
Adjustment to income tax provision to reflect the income tax effect of the pro forma adjustments (22.0% estimated tax rate used).

(h)
Adjustment to reflect the issuance of 1.36 million shares of Hanover common stock associated with the merger and the elimination of 0.47 million shares representing the impact of the Savoy Bank acquistion (completed on 5/27/2021) on Hanover’s average basic and diluted shares outstanding for the year ended September 30, 2021, effectively adjusting for a hypothetical transaction date of 10/1/2020.

RISK FACTORS
Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors which we have identified as being material to us, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.
ECONOMIC, MARKET AND INVESTMENT RISKS
The ongoing global COVID-19 outbreak could harm our business and results of operations, and such effects will depend on future developments, which are highly uncertain and are difficult to predict.
The COVID-19 pandemic continues to negatively impact economic and commercial activity and financial markets, both globally and within the United States. In our market area, stay-at-home orders, travel restrictions and closure of non-essential businesses — and similar orders imposed across the United States to restrict the spread of COVID-19 — resulted in significant business and operational disruptions, including business closures, supply chain disruptions, and mass layoffs and furloughs. Although local jurisdictions have subsequently lifted stay-at-home orders and moved to re-opening of businesses, worker shortages, vaccine requirements and other health and safety recommendations have impacted the ability of businesses to return to pre-pandemic levels of activity and employment.
The COVID-19 pandemic has had a specific impact on our business, including: (1) causing some of our borrowers to be unable to meet existing payment obligations, particularly borrowers disproportionately affected by business shutdowns and travel restrictions; (2) legal and regulatory requirements that require us to provide payment deferrals to certain customers adversely affected by the pandemic and which limit our ability to foreclose on certain property securing certain of our loans; (3) requiring us to increase our allowance for loan losses; and (4) affecting consumer and business spending, borrowing and savings habits. The ultimate risk posed by the COVID-19 pandemic remains highly uncertain; however, COVID-19 poses a material risk to our business, financial condition and results of operations. Other factors likely to have an adverse effect on our results of operations include:
•
risks to the capital markets due to the volatility in financial markets that may impact the performance of our investment securities portfolio;

•
effects on key employees, including operational management personnel and those charged with preparing, monitoring and evaluating our financial reporting and internal controls;

•
declines in demand for loans and other banking services and products, as well as increases in our non-performing loans, owing to the effects of COVID-19 in the markets served by the Bank and on the business of borrowers of the Bank;

•
declines in demand resulting from adverse impacts of the virus on businesses deemed to be “non-essential” by governments in the markets served by the Bank;

•
reduced fees as we waive certain fees for our customers impacted by the COVID-19 pandemic; and

•
higher operating costs, increased cybersecurity risks and potential loss of productivity while we work remotely.

Lastly, our commercial real estate and multi-family loans are dependent on the profitable operation and management of the properties securing such loans. The longer the pandemic persists, the stronger the likelihood that COVID-19 could have a significant adverse impact by reducing the revenue and cash flows of our borrowers, impacting the borrowers’ ability to repay their loans, increasing the risk of delinquencies and defaults, and reducing the collateral value underlying the loans.
The extent to which the COVID-19 pandemic will ultimately affect our financial condition and results of operations is unknown and will depend, among other things, on the duration of the pandemic, the actions undertaken by national, state and local governments and health officials to contain the virus or mitigate its effects, the safety and effectiveness of the vaccines that have been developed and the ability of pharmaceutical companies and governments to continue to manufacture and distribute those vaccines, changes to interest rates, and how quickly and to what extent economic conditions improve and normal business and operating conditions resume. Any one or a combination of these factors could negatively impact our business, financial condition and results of operations and prospects.
Customary means to collect non-performing assets may be prohibited, impractical or significantly delayed during the COVID-19 pandemic, and there is a risk that collateral securing a non-performing asset may deteriorate if we choose not to, or are unable to, foreclose on collateral in a timely manner.
Federal and state banking agencies and government entities, including New York State, have adopted regulations or put in place executive orders that restrict or limit our ability to take certain actions with respect to delinquent borrowers that we would otherwise have taken in the ordinary course of business, such as customary collection and foreclosure activities. Specifically, New York State had placed a “moratorium” on evictions and foreclosures for people experiencing a hardship related to COVID-19, which recently expired as of January 15, 2022. Although the moratorium has expired, it is unclear how the New York courts will process eviction proceedings, and whether a backlog of cases will develop. We may therefore experience substantial delays in gaining title to collateral properties. If any backlog of foreclosure cases are not processed efficiently, there is an increased risk that the collateral value may deteriorate if we choose not to, or are unable to, foreclose on the collateral on a timely basis.
A substantial portion of our business is in the New York metro area, therefore, our business is particularly vulnerable to an economic downturn in our primary market area.
We primarily serve businesses, municipalities and individuals located in the New York metro area. As a result, we are exposed to risks associated with lack of geographic diversification. The occurrence of an economic downturn in the New York metro area, or adverse changes in laws or regulations in New York due to the adverse effects of the COVID-19 pandemic or otherwise, could impact the credit quality of our assets, the businesses of our customers and the ability to expand our business. Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.
In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2021, 80.85% of our real estate loan portfolio was secured by real estate located in the five boroughs of New York City and Nassau County, New York. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, financial condition and results of operations.
We also obtain a significant volume of deposits from municipal customers, primarily in Nassau and Suffolk Counties in New York. As of December 31, 2021, 35% of our deposits are from municipal customers, although no single municipal customer represents a concentration risk. A prolonged economic downturn which adversely effects tax revenues or other governmental funding sources could have an adverse impact on our ability to gather cost efficient deposits, and fund our loans and other investments, thereby adversely affecting our results of operations.
We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.
At December 31, 2021, approximately $1.2 billion, or 91%, of our total loan portfolio was secured by real estate, almost all of which is located in our primary lending market. Future declines in the real estate values in the New York metro area and Nassau County and surrounding markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require increasing our allowance for loan losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. Although we held no OREO properties at December 31, 2021, it is possible that in future periods we may take title to OREO properties in the event of defaults on outstanding loans. The amount that we, as a mortgagee, may realize after a default depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or writedowns in the value of OREO, could have an adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have an adverse effect on our business, financial condition and results of operation.
Other aspects of our business may be adversely affected by unfavorable economic, market, and political conditions.
An economic recession or a downturn in various markets could have one or more of the following adverse effects on our business:
•
a decrease in the demand for our loans and leases and other products we offer;

•
a decrease in our deposit balances due to overall reductions in the number or value of client accounts;

•
a decrease in the value of collateral securing our loans;

•
an increase in the level of nonperforming and classified loans;

•
an increase in provisions for credit losses and loan charge-offs;

•
a decrease in net interest income derived from our lending and deposit gathering activities;

•
a decrease in our stock price;

•
a decrease in our ability to access the capital markets; and

•
an increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

Various market conditions also affect our operating results. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit, which impacts the rates and terms at which we offer loans. Stock market downturns often reflect broader economic deterioration and/or a downward trend in business earnings which may adversely affect businesses’ ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts and conditions (such as fiscal policy changes proposed) have in the past introduced, and may in the future introduce, additional uncertainty that could also affect our operating results negatively.
LENDING ACTIVITIES RISKS
Small Business Administration lending is an increasingly important part of our business. Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.
Our SBA lending program is dependent upon the U.S. federal government. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or funding for the SBA program may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, results of operations and financial condition.
The SBA’s 7(a) Loan Program is the SBA’s primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Typically, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, financial condition or results of operations.
The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

The non-guaranteed portion of SBA loans that we retain on our balance sheet as well as the guaranteed portion of SBA loans that we sell could expose us to various credit and default risks.
We have historically originated, primarily through Savoy, a significant number of SBA loans, and sell a significant portion of the guaranteed portions on the secondary market. We generally retain the non-guaranteed portions of the SBA loans that we originate. Consequently, as of December 31, 2021, we held $81 million of SBA and other government guaranteed loans on our balance sheet, $65 million of which consisted of the non-guaranteed portion of SBA loans and $16 million consisted of the guaranteed portion of SBA loans. The non-guaranteed portion of SBA loans have a higher degree of credit risk and risk of loss as compared to the guaranteed portion of such loans. We generally retain the non-guaranteed portions of the SBA loans that we originate and sell, and to the extent the borrowers of such loans experience financial difficulties, our financial condition and results of operations would be adversely impacted when we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loans and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolio, our liquidity, results of operations and financial condition could be adversely affected.
The recognition of gains on the sale of loans and servicing asset valuations reflect certain assumptions.
We expect that gains on the sale of U.S. government guaranteed loans will comprise a meaningful component of our revenue. The gains on such sales recognized for the three months ended December 31, 2021 and for the twelve months ended September 30, 2021 (on a pro forma basis for Savoy and us combined) was $0.8 million and $5.5 million, respectively, reflecting $5.4 million of gains recognized by Savoy prior to the acquisition. The determination of these gains is based on assumptions regarding the value of unguaranteed loans retained, servicing rights retained and deferred fees and costs, and net premiums paid by purchasers of the guaranteed portions of U.S. government guaranteed loans. The value of the retained unguaranteed portion of the loans and servicing rights are determined based on market derived factors such as prepayment rates, current market conditions and recent loan sales. Deferred fees and costs are determined using internal analysis of the cost to originate loans. Significant errors in assumptions used to compute gains on sale of loans or servicing asset valuations could result in material revenue misstatements, which may have a material adverse effect on our business, results of operations and profitability. In addition, while we believe these valuations reflect fair value and such valuations are subject to validation by an independent third party, if such valuations are not reflective of fair market value then our business, results of operations and financial condition may be materially and adversely affected.
Imposition of limits by bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.
In 2006, the Office of the Comptroller of the Currency, or the OCC, the Federal Deposit Insurance Corporation, or the FDIC, and the FRB, or collectively, the Agencies, issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” or the CRE Guidance. Although the CRE Guidance did not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Commercial real estate loans represent 408% of our risk-based capital at December 31, 2021 and the outstanding balance of our commercial real estate loan portfolio has increased over 300 % during the 36 months preceding December 31, 2021.
In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending, or the 2015 Statement. In the 2015 Statement, the Agencies, among other things, indicated the intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the FDIC, our primary federal regulator, were to impose restrictions on the amount of such loans we can hold in our portfolio or require us to implement additional compliance measures, for reasons noted above or otherwise, our results of operations could be adversely affected as would our earnings per share.
The residential mortgage loans that we originate consist primarily of non-conforming residential mortgage loans which may be considered less liquid and more risky.
The residential mortgage loans that we originate consist primarily of non-conforming residential mortgage loans, which are typically considered to have a higher degree of risk and are less liquid than conforming residential mortgage loans. We attempt to address this enhanced risk through our underwriting process, by requiring three months principal, interest, taxes and insurance reserves These loans also present pricing risk as rates change, and our sale premiums cannot be guaranteed. Further, the criteria for our loans to be purchased by other financial institutions may change from time to time, which could result in a lower volume of corresponding loan originations. In addition, when we sell the non-conforming residential mortgage loans, we are required to make certain representations and warranties to the purchaser regarding such loans. Under those agreements, we may be required to repurchase the non-conforming residential mortgage loans if we have breached any of these representations or warranties, in which case we may record a loss. Additionally, if repurchase and indemnity demands increase on loans that we sell from our portfolio, our liquidity, results of operations and financial condition could be adversely affected.
Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.
The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most banks, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.
When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. An increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. Conversely, a decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results of operations. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.
CREDIT RISKS
We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.
The primary component of our business involves making loans to our clients. The business of lending is inherently risky, including risks that the principal or interest on any loan will not be repaid in a timely manner or at all or that the value of any collateral supporting the loan will be insufficient to cover losses in the event of a default. These risks may be affected by the strength of the borrower’s business and industry, and local, regional and national market and economic conditions. Many of our loans are made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as managing the concentration of our loans within specific industries, loan types and geographic areas, and our credit approval practices may not adequately reduce credit risk. Further, our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of the loan portfolio. A failure to effectively measure and manage the credit risk associated with our loan portfolio could lead to unexpected losses and have an adverse effect on our business, financial condition and results of operations.
Our emphasis on one- to four- family residential mortgage loans involves risks that could adversely affect our financial condition and results of operations.
Our loan portfolio includes a significant concentration of one- to four- family residential mortgage loans. As of December 31, 2021, we had $436.6 million in one- to four- family residential mortgage loans, representing 36.25% of our total loan portfolio (excluding PPP Loans). Approximately 91.27% of these loans are secured by properties in the five boroughs of New York City and Nassau County, New York and 58.44% of these loans are rental properties and are not owner-occupied. These loans expose us to significant credit risks that may be different from those related to loans secured by owner-occupied properties or commercial loans. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and financial condition. In addition, economic downturns in New York City could affect levels of employment in the New York metro area, which may affect the demand for rental housing. Any increase in rental vacancies, or reductions in rental rates, could adversely impact our borrowers and their ability to repay their loans. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, financial condition and results of operations.
Our niche lending products may expose us to greater risk than traditional lending products.
A significant portion of our lending activity is related to certain niche lending products, such as loans secured by investor-owned, non-owner occupied one- to four- family properties and loans without third-party income verifications, which are considered non-qualified mortgage loans and which may expose us to greater risk of credit loss than that associated with more traditional lending products. Non-qualified mortgage loans are considered to have a higher degree of risk and are less liquid than qualified mortgage loans. For the three months ended December 31, 2021 and the year ended September 30, 2021, we originated $37 million and $104.6 million in non-qualified mortgage loans, respectively. During the three months ended December 31, 2021 and the year ended September 30, 2021, we sold into the secondary market $19.4 million and $36.4 million, respectively, of our non-qualified mortgages. We also have a concentration in the secondary market for our non-qualified mortgage loans, as a substantial portion of our non-qualified mortgage loans have been sold to one purchaser. If we lose this purchaser, or any other purchaser of our loans, our resale market may decline and we may not be able to sell our non-conforming residential mortgage loans at our current volume, which will significantly decrease our non-interest income as well as limit the number of non-conforming residential mortgage loans we can originate without excess interest rate risk Although we have developed underwriting standards and procedures designed to reduce the risk of loss, we can provide no assurance that these standards and procedures will be effective in reducing losses. Should we incur credit losses, it could adversely affect our results of operations.
The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.
We target our business development and marketing strategy primarily to serve the banking and financial services needs of small- to medium-sized businesses and real estate owners. These small- to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could negatively affect our financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.
We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of December 31, 2021, our allowance for loan losses totaled $9.4 million, which represents approximately 0.78% of our total loans held for investment, excluding PPP loans. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels, adequacy of collateral and historical peer charge-off data. The determination of the appropriate level of our allowance for loan losses is inherently highly subjective and requires management to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.
Effective October 1, 2023, we will be required to adopt the Financial Accounting Standards Board, or FASB, Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” commonly referred to as the “Current Expected Credit Losses” standard, or “CECL.” CECL changes the allowance for loan losses methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions and models than previous accounting standards and could result in increases in, and add volatility to, our allowance for loan losses and future provisions for loan losses. These forecasts, assumptions, and models are inherently uncertain and are based upon management’s reasonable judgment in light of information currently available. Our allowance for loan losses may not be adequate to absorb actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results.
Our federal and state regulators, as an integral part of their examination process, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. While we believe our allowance for loan losses is appropriate for the risk identified in our loan portfolio, we cannot provide assurance that we will not further increase the allowance for loan losses, that it will be sufficient to address losses, or that regulators will not require us to increase this allowance. We also cannot be certain that actual results will be consistent with forecasts and assumptions used in our modeling. Any of these occurrences could materially and adversely affect our financial condition and results of operations.
If our non-performing assets increase, our earnings will be adversely affected.
At December 31, 2021, our non-performing assets, which consist of non-accrual loans, loans 90 days or more past due and still accruing and other real estate owned, were $8.6 million, or 0.59% of total assets. Our non-performing assets adversely affect our net income in various ways:
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we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

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we must provide for probable loan losses through a current period charge to the provision for loan losses;

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noninterest expense increases when we write down the value of properties in our OREO portfolio to reflect changing market values;

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there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

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the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase, which could have a material adverse effect on our financial condition and results of operations.

As a participating lender in the SBA’s Paycheck Protection Program, or PPP, we are subject to added risks, including credit, fraud, compliance and litigation risks.
With the adoption of the PPP program, we began processing loan applications under the PPP as an eligible lender with the benefit of a government guarantee of loans to small business clients, many of whom may face difficulties even after being granted such a loan. PPP loans have contributed to our loan growth during the first quarter of 2021, and more materially to the loan growth of Savoy prior to our acquisition of Savoy.
As a participant in the PPP, we face increased risks, particularly in terms of credit, fraud, compliance and litigation risks. The PPP opened to borrower applications shortly after the enactment of its authorizing legislation, and, as a result, there is some ambiguity in the laws, rules and guidance regarding the program’s operation. Subsequent rounds of legislation and associated agency guidance have not clarified such ambiguities, and in certain instances have potentially created additional inconsistencies. Accordingly, we are exposed to risks relating to compliance with PPP requirements, including the risk of becoming the subject of governmental investigations, enforcement actions, private litigation and negative publicity.
We have additional credit risk with respect to PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guarantee or, if it has already paid under the guarantee, seek recovery of any loss related to the deficiency from the Bank.
Also, PPP loans are fixed, low interest rate loans that are guaranteed by the SBA and subject to numerous other regulatory requirements, and a borrower may apply to have all or a portion of the loan forgiven. If PPP borrowers fail to qualify for loan forgiveness, we face a heightened risk of holding these loans at unfavorable interest rates for an extended period of time.
Furthermore, since the launch of the PPP, several larger banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP, and we may be exposed to the risk of litigation, from both customers and non-customers that approached us regarding PPP loans, relating to these or other matters. Also, many financial institutions throughout the country have been named in putative class actions regarding the alleged non-payment of fees that may be due to certain agents who facilitated PPP loan applications. The costs and effects of litigation related to PPP participation could have an adverse effect on our business, financial condition and results of operations.
We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.
The use of statistical and quantitative models and other quantitative and qualitative analyses is necessary for bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations.
Liquidity stress testing, interest rate sensitivity analysis, the identification of possible violations of anti-money laundering regulations and the estimation of credit losses are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, stress testing and the Comprehensive Capital Analysis and Review submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.
We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, cause increased adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.
LIQUIDITY RISKS
If we do not manage our liquidity effectively, our business could suffer.
Liquidity is essential for the operation of our business. Market conditions, unforeseen outflows of funds or other events could have a negative effect on our level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund new business transactions at a reasonable cost and in a timely manner. If our access to stable and low-cost sources of funding, such as client deposits, is reduced, we may need to use alternative funding, which could be more expensive or of limited availability. Further evolution in the regulatory requirements relating to liquidity and risk management also may impact us negatively. For more information on these regulations and other regulatory changes, see the section entitled “Supervision and Regulation.” Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect our business adversely.
Our growth strategy may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect us or our growth.
After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. Our ability to access the capital markets, if needed, will depend on a number of factors, including the state of the financial markets. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or curtail our growth until market conditions become more favorable. Any diminished ability to raise additional capital, if needed, could subject us to liability, restrict our ability to grow, require us to take actions that would affect our earnings negatively or otherwise affect our business and our ability to implement our business plan, capital plan and strategic goals adversely. Such events could have a material adverse effect on our business, financial condition and results of operations.
STRATEGIC RISKS
If we do not effectively execute our strategic plans, we will not achieve our growth objectives and our business and results of operations may be negatively affected.
Our growth depends upon successful, consistent execution of our business strategies. A failure to execute these strategies may impact growth negatively. A failure to grow, whether organically or through strategic acquisitions, may have an adverse effect on our business. The challenges arising from generating organic or strategic growth may include preserving valuable relationships with employees, clients and other business partners and delivering enhanced products and services. Execution of our business strategies also may require certain regulatory approvals or consents, which may include approvals of the FRB, the OCC, the FDIC and other domestic and non-U.S. regulatory authorities. These regulatory authorities may impose conditions on the activities or transactions contemplated by our business strategies, which may negatively impact our ability to realize fully the expected benefits of certain opportunities.
Any failure by us to manage acquisitions and other significant transactions successfully may have a material adverse effect on our results of operations, financial condition, and cash flows.
Our ability to grow revenues, earnings and cash flows at or above our historical rates depends in part upon our ability to identify, appropriately price, successfully acquire, and integrate businesses to realize anticipated synergies by integrating cultures, accounting, data processing and internal control systems. Promising acquisitions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, and the need to satisfy applicable closing conditions, including any conditions to receiving the required regulatory approvals. To the extent we enter into transactions to acquire complementary businesses and/or technologies, we may not achieve the expected benefits of such transactions, which could result in increased costs, lowered revenues, ineffective deployment of capital, regulatory concerns, exit costs or diminished competitive position or reputation. These risks may be increased if the acquired company operates in a geographic location where we do not already have significant business operations. Integration and other risks can be more pronounced for larger and more complicated transactions, transactions outside of our core business space, or if multiple transactions are pursued simultaneously. The failure to successfully integrate acquired entities and businesses or failure to produce results consistent with the financial model used in the analysis of our acquisitions, investments, joint ventures or strategic alliances may cause us to incur asset write-offs, restructuring costs or other unanticipated expenses which may have a material adverse effect on our results of operations, financial position, and cash flows. If we fail to identify and successfully complete transactions that further our strategic objectives, we may be required to expend additional resources to grow our business organically.
We have grown and may continue to grow through acquisitions.
Over the last several years, we have grown rapidly through both organic growth and acquisitions. On August 9, 2019, we consummated the acquisition of CFSB. On May 26, 2021, we consummated the acquisition of Savoy. These two acquisitions added $789.7 million in total assets, $449.0 million in deposits and $665.9 million in loans, as well as four branch offices in New York City. As part of our growth strategy, we intend to pursue prudent and commercially attractive acquisitions that will position us to capitalize on market opportunities. To be successful as a larger institution, we must successfully integrate the operations and retain the customers of acquired institutions, attract and retain the management required to successfully manage larger operations, and control costs.
Future results of operations will depend in large part on our ability to successfully integrate the operations of the acquired institutions and retain the customers of those institutions. If we are unable to successfully manage the integration of the separate cultures, customer bases and operating systems of the acquired institutions, and any other institutions that may be acquired in the future, our results of operations may be adversely affected.
In addition, to successfully manage substantial growth, we may need to increase non-interest expenses through additional personnel, leasehold and data processing costs, among others. In order to successfully manage growth, we may need to adopt and effectively implement policies, procedures and controls to maintain credit quality, control costs and oversee our operations. No assurance can be given that we will be successful in this strategy.
We may be challenged to successfully manage our business as a result of the strain on management and operations that may result from growth. The ability to manage growth will depend on our ability to continue to attract, hire and retain skilled employees. Success will also depend on the ability of our officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage employees.
Finally, substantial growth may stress regulatory capital levels, and may require us to raise additional capital in the future. No assurance can be given that we will be able to raise any required capital, or that we will be able to raise capital on terms that are beneficial to shareholders.
Attractive acquisition opportunities may not be available to us in the future.
We expect that other banking and financial service companies, many of which have significantly greater resources than we do and have a deep and liquid trading market, will compete with us in acquiring other financial institutions, if we pursue such acquisitions in the future. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators will consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share.

Our acquisition of businesses could negatively impact our financial condition.
As an important part of our business strategy, we acquire businesses, some of which may be material. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional details. These acquisitions involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial condition:
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any business, technology, service or product that we acquire could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to make such business profitable;

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we may incur or assume significant debt in connection with our acquisitions which could cause a deterioration of our credit rating, result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

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acquisitions could cause our results of operations to differ from our own or the investment community’s expectations in any given period, or over the long-term;

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pre-closing and post-closing acquisition-related earnings charges could adversely impact our results of operations in any given period, and the impact may be substantially different from period to period;

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acquisitions could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address, or for which we may incur additional costs;

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we could experience difficulty in integrating personnel, operations, financial and other systems, and in retaining key employees and customers;

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we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition;

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we may assume by acquisition unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial condition or cause us to fail to meet our public financial reporting obligations; and

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as a result of our acquisitions, we have recorded significant goodwill and intangible assets on our balance sheets. If we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets, which could materially impact our financial statements.

ACQUISITION RISKS
We may not fully realize the anticipated benefits of the acquisition of Savoy or realize such benefits within the timing anticipated.
On May 26, 2021, we acquired Savoy because we believe the acquisition will diversify our commercial lending and provide us with a new product line, Small Business Administration (“SBA”) lending, while being accretive to our earnings. However, we may not be able to achieve the anticipated long-term strategic benefits of the acquisition within the timing anticipated or at all. For example, the benefits from the acquisition will be partially offset by the significant costs incurred in completing the transaction. Any delays and challenges that may be encountered in the post-acquisition process of consolidation could have an adverse effect on our business and results of operations, and may affect the value of our common stock.
We may have failed to discover undisclosed liabilities of Savoy.
Our investigations and due diligence review of Savoy may have failed to discover undisclosed liabilities of Savoy. Such undisclosed liabilities may affect the results of operations of Savoy, and as a result, could have an adverse effect on our business and results of operations and may adversely affect the value of our common stock.

COMPETITION RISKS
Competition in originating loans and attracting deposits may adversely affect our profitability.
We operate in a highly competitive banking market and face substantial competition in originating loans. This competition currently comes principally from other banks, savings institutions, mortgage banking companies, credit unions and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.
In attracting deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations, which may increase our cost of funds or negatively impact our liquidity.
We also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, insurance companies and governmental organizations, which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our operations. As a result, such non-bank competitors may have advantages over us in providing certain products and services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our earnings and financial condition.
The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Our inability to compete successfully in the markets in which we operate could have an adverse effect on our business, financial condition or results of operations.
We need to invest in innovation, and the inability or failure to do so may affect our business and earnings negatively.
Our success in the competitive environment in which we operate requires consistent investment of capital and human resources in innovation, particularly in light of the current “FinTech” environment, in which financial institutions are investing significantly in new technologies, such as artificial intelligence, machine learning, blockchain and other distributed ledger technologies, and developing potentially industry-changing new products, services and industry standards in order to attract clients. Our investment is directed at meeting the needs of our clients, adapting existing products and services to the evolving standards and demands of the marketplace, and maintaining the security of our systems and building a platform for future innovation and competitive advantage that is scalable. Among other things, investing in innovation helps keep us relevant and client-focused while maintaining acceptable margins. Our investment also focuses on enhancing the delivery of our products and services, such as our recent implementation of digital payment channels, such as mobile wallets, contactless debit cards and Zelle. Falling significantly behind our competition in this area could adversely affect our business opportunities, growth and earnings. There are substantial risks and uncertainties associated with innovation efforts, including an increased risk that new and emerging technologies may expose us to increased cybersecurity and other information technology vulnerability and threats. Expected timetables for the introduction and development of new products or services may not be achieved, and price and profitability targets may not be met. Further, our revenues and costs may fluctuate because new products and services generally require start-up costs while corresponding revenues take time to develop or may not develop at all.
KEY PERSONNEL RISKS
We rely heavily on our executive management team and other key personnel for our successful operation, and we could be adversely affected by the unexpected loss of their services.
Our success depends in large part on the performance of our key personnel at the Bank that have substantial experience and tenure with the Bank and in the markets that we serve. Our continued success and growth depend in large part on the efforts of these key personnel, the support of our Directors, and ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees to complement and succeed to our core senior management team. See “Management.”
If we are not able to attract, retain and motivate other key personnel, our business could be negatively affected.
Our future success depends in large part on our ability to retain and motivate our existing employees and attract new employees. Competition for the best employees can be intense, and there can be no assurance that we will be successful in our efforts to recruit and retain key personnel. Factors that affect our ability to attract and retain talented and diverse employees include compensation and benefits programs, profitability, opportunities for advancement, flexible working conditions, availability of qualified persons and our reputation. Our ability to attract and retain key executives and other employees may be hindered as a result of existing and potential regulations applicable to incentive compensation and other aspects of our compensation programs. These regulations may not apply to some of our competitors and to other institutions with which we compete for talent. The unexpected loss of services of key personnel, both in business line and corporate functions, could have a material adverse impact on our net income and financial condition because of the loss of their knowledge of our markets, operations and clients, their years of industry experience, and their technical skills. Similarly, the loss of key employees, either individually or as a group, could adversely affect our clients’ perception of our abilities and, accordingly, our reputation.
REGULATORY AND COMPLIANCE RISKS
We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us and our future growth.
Banks are highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements from government agencies such as the FRB, the FDIC and New York State Department of Financial Services, or DFS, which govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect our clients, depositors, the Deposit Insurance Fund, or DIF, and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to the Company and the Company can pay to its shareholders, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our common stock. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.
Federal and State banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.
As part of the bank regulatory process, the FDIC, the New York State Department of Financial Services, and FRB periodically conduct examinations of our businesses, including compliance with laws and regulations. If, as a result of an examination, one of these banking agencies were to determine that the financial condition, capital adequacy, asset quality, earnings prospects, management capability, liquidity, asset sensitivity to market risks, asset management, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against the Company, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance and terminate the Bank’s charter to operate. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.
Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.
Economic conditions that contributed to the financial crisis in 2008, particularly in the financial markets, resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. There can be no guarantee that regulators or other third parties will not seek to impose such additional requirements on financial institutions, such as extending additional regulations to small banks with less than $10 billion in assets. Compliance with these regulations has and may continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.
Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
The deposits of our bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments as determined according to the calculation described in “Supervision and Regulation-Deposit Insurance.” In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund following the financial crisis, the FDIC increased deposit insurance assessment rates and charged special assessments to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.
Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees and we try to minimize the impact of these taxes. Any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the tax impact on our financial results.
The net deferred tax asset reported on our balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions and deferred compensation deductions. The net deferred tax asset is measured by applying currently enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of December 31, 2021, our net deferred tax asset was $3.0 million.
Tax rates may go up, which could negatively impact our net income and cash flow.
Certain provisions in the JOBS Act changing tax laws also included a number of provisions that have an impact on borrowers and the market for single-family residential real estate. Changes include (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans, (iii) a limitation on the deductibility of business interest expense and (iv) a limitation on the deductibility of property taxes and state and local income taxes.
The changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future and could make it harder for borrowers to make their loan payments. In addition, these changes may also have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes, such as New York. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in the loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in the provision for loan losses, which would reduce profitability and could have a material adverse effect on our business, financial condition and results of operations.
Failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions.
The Bank is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which it must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. The FRB, the FDIC, and the OCC adopted final rules for the Basel III capital framework which became effective on January 1, 2015. These rules substantially amended the regulatory risk-based capital rules formerly applicable to the Bank. The rules have been phased in over time beginning in 2015 and became fully phased-in in 2019. The rules provide for minimum capital ratios of (i) common equity Tier 1 risk-weighted capital ratio of 4.5%, (ii) Tier 1 risk-based capital ratio of 6%, and (iii) total risk-based capital ratio of 8%. As fully phased in, the rules also require a capital conservation buffer of 2.5% on top of the foregoing minimum capital ratios, resulting in an effective requirement for minimum capital ratios of (a) common equity Tier 1 risk-weighted capital ratio of 7%, (b) Tier 1 risk-based capital ratio of 8.5%, and (c) total risk-based capital ratio of 10.5%. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial condition. These limitations establish a maximum percentage of eligible retained income that could be utilized for these actions.
Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control, or OFAC.
In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.
We are subject to numerous laws and regulations of certain regulatory agencies, such as the Consumer Financial Protection Bureau, or CFPB, including the Community Reinvestment Act, or the CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The CRA directs all insured depository institutions to help meet the credit needs of the local communities in which they are located, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses the institution’s performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers.
Adverse supervisory findings regarding an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.
The FRB may require us to commit capital resources to support the Bank, and we may not have sufficient access to such capital resources.
Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine and FRB regulations implementing it, the FRB may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to attempt to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. Moreover, it is possible that we will be unable to borrow funds when we need to do so.
The discontinuance of LIBOR could cause or contribute to market volatility and could affect the market value and/or liquidity of our investments.
The relevant regulatory announcements about the phase out of the London Inter-bank Offering Rate, or LIBOR, the possibility of changes being made to the basis on which LIBOR is calculated and published (or its ceasing to be published), uncertainty as to whether or how any alternative reference rate may replace LIBOR, the ability of our third-party service providers and/or counterparties to support and process the Bank’s assets based on an alternative reference rate, and any other actions taken by the ICE Benchmark Administration, the Financial Conduct Authority (which has extended its deadline for continuing to report the LIBOR index until June 30, 2023) or any other entity with respect to LIBOR or its replacement (if any), could cause or contribute to market volatility and could negatively affect the market value, availability and/or liquidity of our impacted loan portfolios. As of December 31, 2021, 20% of the Bank’s total loan portfolio was tied to one-year LIBOR. Management has determined to replace LIBOR as an index for its adjustable rate residential ARM loans with the Secured Overnight Finance Rate (“SOFR”), which will require revisions to outstanding loans tied to LIBOR prior to the June 30, 2023 cessation of the reporting of LIBOR. Effective November 1, 2021, the Bank has ceased the use of LIBOR as an index for our Residential ARM products. Management believes the replacement of the LIBOR index with SOFR will not have a material effect on the Bank’s financial condition or results of operations. However, it is not possible at this time to predict or ascertain what precise impact these changes will have on the Bank.
There are also operational issues which may create a delay in the transition to SOFR or other substitute indices, leading to uncertainty across the industry. The implementation of a substitute index or indices for the calculation of interest rates under our loan agreements with our borrowers may incur significant expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with customers over the appropriateness or comparability to LIBOR of the substitute index or indices, which could have an adverse effect on our results of operations. These reforms may cause LIBOR to cease to exist, new methods of calculating LIBOR to be established or the establishment of multiple alternative reference rate(s). These consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us.
TECHNOLOGY RISKS
Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.
We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.
Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.
If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.
In recent years, several financial services firms suffered successful cyber-attacks launched both domestically and from abroad, resulting in the disruption of services to clients, loss or misappropriation of sensitive or private information, and reputational harm. Further, information security risks for financial institutions like us are significant in part because of the evolving proliferation of new technologies, the use of the internet, mobile devices, and cloud technologies to conduct financial transactions and the increased sophistication and activities of hackers, terrorists, organized crime and other external parties, including foreign state actors. In addition, our clients often use their own devices, such as computers, smart phones and tablets, to manage their accounts, which may heighten the risk of system failures, interruptions or security breaches. If we fail to continue to upgrade our technology infrastructure and monitor our vendors to ensure effective information security relative to the type, size and complexity of our operations, we could become more vulnerable to cyber-attack and, consequently, subject to significant regulatory penalties.
Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. However, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

We have a continuing need for technological change, and we may not have the resources to implement new technology effectively, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost-effective basis.
The financial services industry undergoes rapid technological changes with frequent introductions of new technology-driven products and services, including developments in telecommunications, data processing, automation, internet-based banking, debit cards and so-called “smart cards” and remote deposit capture. In addition to serving clients better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We offer electronic banking services for consumer and business customers via our website, www.hanoverbank.com, including Internet banking and electronic bill payment, as well as mobile banking. We also offer debit cards, ATM cards, and automatic and ACH transfers. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost-effective basis the systems that will enable us to keep pace with such developments. As a result, competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose clients seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.
OPERATIONAL RISKS
Many types of operational risks can affect our earnings negatively.
We regularly assess and monitor operational risk in our businesses. Despite our efforts to assess and monitor operational risk, our risk management framework may not be effective in all cases. Factors that can impact operations and expose us to risks varying in size, scale and scope include:
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failures of technological systems or breaches of security measures, including, but not limited to, those resulting from computer viruses or cyber-attacks;

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unsuccessful or difficult implementation of computer systems upgrades;

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human errors or omissions, including failures to comply with applicable laws or corporate policies and procedures;

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theft, fraud or misappropriation of assets, whether arising from the intentional actions of internal personnel or external third parties;

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breakdowns in processes, breakdowns in internal controls or failures of the systems and facilities that support our operations;

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deficiencies in services or service delivery;

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negative developments in relationships with key counterparties, third-party vendors, or employees in our day-to-day operations; and

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external events that are wholly or partially beyond our control, such as pandemics, geopolitical events, political unrest, natural disasters or acts of terrorism.

While we have in place many controls and business continuity plans designed to address these factors and others, these plans may not operate successfully to mitigate these risks effectively. If our controls and business continuity plans do not mitigate the associated risks successfully, such factors may have a negative impact on our business, financial condition or results of operations. In addition, an important aspect of managing our operational risk is creating a risk culture in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture. Nonetheless, if we fail to provide the appropriate environment that sensitizes all of our employees to managing risk, our business could be impacted adversely.
Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
Our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.
We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.
We have experienced rapid organic and acquisition-driven growth in recent periods. As a strategy, we have focused on growth by aggressively pursuing business development opportunities. Our assets have grown from $68.5 million at December 31, 2012, to $1.46 billion at December 31, 2021, representing a compound annual growth rate in excess of 40%. We cannot guarantee that we will sustain our recent asset and revenue growth rate in future periods. Our asset and revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the COVID-19 pandemic, or if we cannot capitalize on growth opportunities.
Although we believe that our growth strategy will support our long term profitability and franchise value, the expenses associated with our growth, including compensation expense for the employees needed to support this growth and leasehold and other expenses associated with our increasing number of office locations, has and may continue to affect our results. We expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, it will have a material adverse effect on our business, financial condition and results of operations and we may not be able to achieve or maintain profitability. Further, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, it could have a material adverse effect on our business, financial condition and results of operations.
Our rapid growth has placed, and will continue to place, a significant strain on our management capabilities, administrative and operational infrastructure, facilities and other resources. To effectively manage growth, we must continue to: improve our key business applications, processes, and computing infrastructure; enhance information and communication systems; and ensure that our policies and procedures evolve to reflect our current operations. These enhancements and improvements will require additional investments and allocation of valuable management and employee time and resources. Failure to effectively manage growth could result in difficulty or delays in deploying our solutions, declines in quality or client satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could materially adversely affect our business performance and results of operations.
We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.
We rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.
We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.
In the course of our business, we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.
The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.
The obligations associated with being a public company may strain our resources, result in more litigation and divert management’s attention from operating our business.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our personnel, systems and resources. The need to establish the corporate infrastructure demanded of a public company has and may continue to divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, results of operations, financial condition and prospects. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees to assist us in complying with these requirements in the future. Additionally, we expect these rules and regulations to make it expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Furthermore, as a result of disclosure of information in connection with our initial public offering and in filings required of a public company, our business and financial condition has and will continue to become more visible. Such increased disclosure and visibility could result in adverse changes to our reputation and to the way our customers perceive our brand and overall value, as well as shareholder activism or threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and could adversely affect our business, financial condition and results of operations.
If we fail to maintain effective internal controls over financial reporting, we may not be able to report our financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.
Our management is responsible for establishing and maintaining a system of internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and for evaluating and reporting on that system of internal control. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to develop and refine our internal controls over financial reporting. Although members of our management team have experience at publicly traded companies, our management team as a group has not previously run a publicly traded company and overseen the increasingly complex laws and regulations applicable to publicly traded companies. We also expect that we will need to augment our accounting and financial reporting resources to ensure we comply with all of the reporting obligations applicable to publicly traded companies and to ensure our internal controls and related procedures satisfy, and continue to satisfy, all applicable requirements for publicly traded companies. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
As a public company, we are required to comply with rules that govern public companies. We have hired additional personnel in our accounting and financial reporting functions in connection with our transition from a private company to a public company. Nevertheless, these efforts may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal controls over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties. In addition, there are risks that individuals, either employees or contractors, consciously circumvent established control mechanisms by, for example, exceeding trading or investment management limitations, or committing fraud.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on a number of relationships with third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, our critical core banking, web hosting and other processing services. Our business depends on the successful and uninterrupted functioning of our third-party servicers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
In addition, the Bank’s primary federal regulator, the FDIC, has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the FDIC, have also issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cybersecurity breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.
Pandemics, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business and operations.
Pandemics, including the continuing COVID-19 pandemic, natural disasters, global climate change, acts of terrorism, global conflicts or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.
Our business operations could be disrupted if significant portions of our workforce were unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the pandemic. Further, work-from-home and other modified business practices may introduce additional operational risks, including cybersecurity and execution risks, which may result in inefficiencies or delays, and may affect our ability to, or the manner in which we, conduct our business activities. Disruptions to our clients could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans. The escalation of the pandemic may also negatively impact regional economic conditions for a period of time, resulting in declines in local loan demand, liquidity of loan guarantors, loan collateral (particularly in real estate), loan originations and deposit availability.
Legal and regulatory proceedings and related matters could adversely affect us.
We have been and may in the future become involved in legal and regulatory proceedings. We consider most of our historical proceedings to be in the normal course of our business or typical for the industry; however, it is difficult to assess the outcome of these matters, and we may not prevail in any current or future proceedings or litigation. There could be substantial costs and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or reputation, or our financial condition and results of our operations.
Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.
Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.
Climate change could have a material negative impact on us and our clients.
Our business, as well as the operations and activities of our clients, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to the Company and its clients, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on us and our clients’ facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon- dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, our carbon footprint, and our business relationships with clients who operate in carbon-intensive industries.
Federal and state banking regulators and supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their clients, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, we may face regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs.
With the increased importance and focus on climate change, we are making efforts to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework. Nonetheless, the risks associated with climate change are rapidly changing and evolving in an escalating fashion, making them difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.
COMMON STOCK AND TRADING RISKS
There is currently no established public market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.
Our common stock is not currently traded on an established public trading market. We have applied to list our common stock on the Nasdaq Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation, the risks discussed elsewhere in this “Risk Factors” section and:
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general market trends;

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actual or anticipated fluctuations in our operating results, financial condition or asset quality;

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changes in economic or business conditions;

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the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the FRB;

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publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

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operating and stock price performance of companies that investors deem comparable to us;

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additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

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additions or departures of key personnel;

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perceptions in the marketplace regarding our competitors or us;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

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other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services; and

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other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
The holders of our existing and future debt obligations will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.
Shares of our common stock are equity interests and do not constitute indebtedness. In the event of any liquidation, dissolution or winding up of our business or of the Bank, our common stock would rank below all claims of debt holders against us. As of December 31, 2021 we had outstanding approximately $24.5 million in aggregate principal amount of subordinated notes. Our debt obligations are senior to our shares of common stock. As a result, we must make payments on our debt obligations before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. To the extent that we issue additional debt obligations, the additional debt obligations will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.
We intend to use the proceeds of this offering for general corporate purposes, including funding organic loan growth, purchasing investment securities, pursuing possible strategic acquisition opportunities and other growth initiatives. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes, and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. See “Use of Proceeds.”
We are an emerging growth company, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.
We may issue shares of stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our Certificate of Incorporation authorizes us to issue up to 15,000,000 shares of one or more series of preferred stock. Our Board of Directors will have the authority to determine the designations, preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.
Our future ability to pay dividends is subject to restrictions.
On February 15, 2022, we paid a $0.10 per common share cash dividend payable to stockholders of record on February 8, 2022. This was the first cash dividend we have paid. Any future determination relating to the payment of dividends on our common stock will depend on a number of factors, including regulatory restrictions, our earnings and financial condition, our liquidity and capital requirements, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board of Directors. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.
The FRB has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the FRB prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the subordinated debt obligations, the subordinated debentures underlying our trust preferred securities and our other debt obligations. For further information see “Supervision and Regulation — Dividends.”
We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions to us may be restricted.
As a bank holding company, we are a separate legal entity from the Bank and our primary asset is the Bank. We depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses and satisfy our obligations (including our debt obligations). For example, as of December 31, 2021, we had $24.5 million in subordinated debentures and may be dependent upon dividends from the Bank to pay the debt service on that outstanding debt. Various federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the FDIC has the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we may not be able to satisfy our obligations or, if applicable, pay dividends on our common stock. For further information see “Supervision and Regulation — Dividends.”
The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.
Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our certificate of incorporation authorize us to issue up to 17,000,000 shares of our common stock, 7,104,569 of which will be outstanding following the completion of this offering (or 7,295,819 shares if the underwriters exercise in full their option to purchase additional shares from us). All 1,275,000 of the shares of common stock sold in this offering (or 1,466,250 shares if the underwriters exercise in full their option to purchase additional shares from us) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible for Future Sale.” 1,806,812 of the remaining outstanding shares of our common stock are deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. The remaining 4,022,757 outstanding shares of our common stock are also freely tradable by all holders other than our “affiliates”.
We also filed registration statements on Form S-8 under the Securities Act to register the offer and sale of all of the shares of our common stock issuable or reserved for issuance under our employee benefit plans and may file additional registration statements on Form S-8 in the future. Shares covered by such registration statements will be eligible for sale, or resale, in the public market, subject to vesting restrictions, any applicable lock-up and, with respect to shares held by affiliates, Rule 144 limitations.
We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.
Further, in connection with this offering, we, our executive officers and directors, the selling shareholders and certain other persons have entered into lock-up agreements under which we and they have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering without the prior written approval of the representatives on behalf of the underwriters. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting — Lock-Up Agreements.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period. In addition, after this offering, approximately 5,287,304 shares of our common stock will not be subject to lock-up agreements (or 5,478,554 shares if the underwriters exercise in full their option to purchase additional shares from us). The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.
In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may be substantial. After expiration of the lock-up period described above, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.
We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.
Investors in this offering will experience immediate dilution.
The initial public offering price is expected to be higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate dilution in tangible book value per share in relation to the price that you paid for your shares. Dilution in tangible book value per share as a result of this offering will be $1.44 per share, based in the initial public offering price of $21.00 per share set forth on the cover page of this prospectus, and our as adjusted tangible book value of $19.56 per share as of December 31, 2021. Accordingly, if we were liquidated at our as adjusted tangible book value, you would not receive the full amount of your investment. See “Dilution.”
We may need to raise additional capital in the future by issuing securities, use our common stock as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our common stock.
We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common stock, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also use our common stock as acquisition consideration or enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our common stock. Any capital raising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our common stock as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our shares or result in a decrease in the market price of our common stock.
Securities analysts may not initiate or continue coverage on us.
The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may choose not to cover us. If one or more of these securities analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.
Provisions in our governing documents and New York law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.
Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our Board of Directors or management. These provisions include:
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a classified board structure which may render the removal of the existing Board of Directors and management more difficult and more expensive for shareholders;

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authority given to the Board of Directors to issue shares of preferred stock without shareholder action;

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a supermajority shareholder vote requirement for any merger or business combination unless such transaction has been approved by a majority of the Board of Directors; and

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advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings.

These anti-takeover provisions and other provisions under New York law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended and the Change in Bank Control Act. These laws could delay or prevent an acquisition.
An investment in our common stock is not an insured deposit and is subject to risk of loss.
Shares of our common stock are not savings accounts, deposit accounts or other obligations of any bank or any of our other subsidiaries and will not be insured or guaranteed by us, the FDIC, the DIF, or any other governmental agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

INDUSTRY AND MARKET DATA
This prospectus includes data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.
USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $24.0 million (or approximately $27.7 million if the underwriter exercises its over-allotment option in full), based on an initial public offering price of $21.00 per share, as set forth on the cover page of this prospectus, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.
We intend to contribute substantially all of the net proceeds from this offering to the Bank to enhance regulatory capital to support organic and future potential strategic growth. We do not have any current plans, arrangements or understandings relating to any specific acquisitions or similar transaction. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors. Proceeds held by us will be invested in short-term investments until needed for the uses described above.

MARKET FOR OUR COMMON STOCK AND DIVIDEND POLICY
Market for Common Stock
Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. As of December 31, 2021, there were 595 holders of record of our common stock.
Our common stock has been approved for listing on the Nasdaq Global Select Market. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.
Dividend Policy
On February 15, 2022, we paid our first cash dividend of $0.10 per share to our stockholders of record on February 8, 2022, which equals $0.40 per share on an annualized basis. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, and other factors deemed relevant by our Board of Directors.

CAPITALIZATION
The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2021:
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on an actual basis; and

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on a pro forma basis to give effect to the issuance and sale by us of 1,275,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares to cover over-allotments, (if any), and the receipt and application of the net proceeds from the sale of these shares at an initial public offering price of $21.00 per share after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	December 31, 2021
	Actual	Pro Forma
	(Dollars in thousands, except per share data)
Debt
Short term debt	$13,444	$13,444
Long term debt	124,334	124,334
Total debt	137,778	137,778
Stockholders’ equity
Common stock (par value $0.01; 17,000,000 shares authorized; 5,562,799 shares outstanding)	$56	$69
Surplus	97,505	121,472
Retained earnings	31,508	31,508
Accumulated other comprehensive income, net of tax	310	310
Total stockholders’ equity:	$129,379	$153,359
Total capitalization	$267,157	$291,137
Capital Ratios(1)
Tier 1 (leverage) ratio	9.92%	11.45%
Common equity tier 1 risk-based ratio	14.44%	16.96%
Tier 1 risk-based ratio	14.44%	16.96%
Total risk-based capital ratio	15.52%	18.03%
Per share data:
Book value per common share	$23.26	$22.43
Tangible book value per common share(2)	$19.73	$19.56

(1)
Ratios are for Hanover Community Bank.

(2)
Tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets are calculated by reducing total assets, as defined by GAAP, by $19.2 million in goodwill and $0.5 million in other intangible assets. Tangible book value at December 31, 2021 was $109.8 million “Actual” and $133.7 million “As Adjusted.” Tangible book value per common share represents our tangible book value divided by the number of shares of our common stock outstanding.

DILUTION
If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.
Net tangible book value per common share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our tangible assets as of December 31, 2021, are calculated by reducing total assets by $19.2 million in goodwill and $459 thousand in other intangible assets. Our net tangible book value as of December 31, 2021 was $109.8 million, or $19.73 per share of common stock, based upon 5,562,799 shares of common stock outstanding as of such date.
After giving effect to the sale of 1,275,000 shares of our common stock by us at the initial public offering price of $21.00 per share set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2021 would have been approximately $133.7 million, or approximately $19.56 per share of common stock. This represents an immediate decrease in net tangible book value of $0.17 per share to existing common shareholders, and an immediate dilution of $1.44 per share to investors participating in this offering.
The following table illustrates this dilution on a per share basis:
Assumed initial public offering price			$21.00
Tangible book value per share of common stock at December 31, 2021	$		19.73
Decrease in tangible book value per share of common stock attributable to new investors		0.17
As adjusted tangible book value per share of common stock after this offering			19.56
Dilution per share of common stock to new investors in this offering			1.44
If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $19.56 per share, the decrease in net tangible book value to existing shareholders would be $0.17 per share and the dilution to new investors would be $1.44 per share, in each case reflecting an initial public offering price of $21.00 per share, which is the initial public offering price set forth on the cover page of this prospectus.
The following table summarizes, as of December 31, 2021, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect a public offering price of $21.00 per share, as set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
(Dollars in thousands, except per share amounts)	Number	Percentage	Amount	Percentage	Per Share
Existing shareholders as of December 31, 2021	5,562,799	81%	$98,163	79%	$17.65
New Investors	1,275,000	19%	26,775	21%	21.00
Total	6,837,799	100%	$124,938	100%	$18.27
If the underwriters exercise their option to purchase additional shares in full, then our pro forma net tangible book value per share of our common stock as of December 31, 2021, would be approximately $137.5 million, or $19.56 per share, representing an immediate decrease in net tangible book value to our existing shareholders of approximately $0.17 per share and immediate dilution in net tangible book value to investors purchasing shares in this offering of approximately $1.44 per share.
The table above excludes the impact of (i) 198,735 shares which may be issued under the 2018 Equity Compensation Plan, (ii) 427,500 shares that may be issued under the 2021 Equity Compensation Plan, and (iii) 220,349 shares that may be issued upon the exercise of vested stock options. If equity awards are issued under our 2018 Equity Compensation Plan or our 2021 Equity Compensation Plan, investors purchasing in this offering will experience further dilution.
In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Business Overview
We are a New York corporation which became the holding company for the Bank in 2016. The Bank, a community commercial bank focusing on highly personalized and efficient services and products responsive to local needs, commenced operations in 2009 and was incorporated under the laws of the State of New York. As a New York State chartered bank, the Bank is subject to regulation by the New York State DFS and the FDIC. As a bank holding company, we are subject to regulation and examination by the FRB.
The Bank offers a full range of financial services and employs a complete suite of consumer and commercial banking products and services, including multi-family and commercial mortgages, residential loans, business loans and lines of credit. The Bank also offers its customers, among other things, access to 24-hour ATM service with no fees, free checking with interest, telephone banking, advanced technologies in mobile and internet banking for its consumer and business customers and safe deposit boxes. Our corporate administrative office is located in Mineola, New York where the Bank also operates a full-service branch office. Additional branches are located in Garden City Park, Forest Hills, Flushing, Sunset Park, Manhattan and Chinatown, New York.
On May 26, 2021, the acquisition of Savoy was completed and our results for the quarter ended December 31, 2021 reflect the operations of the combined entity. Historical financial information prior to June 30, 2021 includes only the operations of Hanover.
Financial Performance Summary
As of or for the three months ended December 31, 2021 and 2020
(dollars in thousands, except per share data)
	Three months ended December 31,
	2021	2020
Revenue(1)	$17,644	$7,613
Non-interest expense	8,264	5,590
Provision for loan losses	900	100
Net income	6,537	1,519
Net income per common share – diluted	1.16	0.36
Return on average assets	1.80%	0.71%
Return on average common stockholders’ equity	20.52%	7.62%
Tier 1 leverage ratio	9.92%	12.04%
Common equity tier 1 risk-based capital ratio	14.44%	21.49%
Tier 1 risk-based capital ratio	14.44%	21.49%
Total risk-based capital ratio	15.52%	22.75%
Tangible common equity ratio (non-GAAP)	7.63%	8.93%
Total common stockholders’ equity/total assets(2)	8.87%	9.13%

(1)
Represents net interest income plus total non-interest income.

(2)
The ratio of total common stockholders’ equity to total assets is the most comparable GAAP measure to the non-GAAP tangible common equity ratio presented herein.

At December 31, 2021 we had on a consolidated basis total assets of $1.5 billion, total deposits of $1.2 billion and total stockholders’ equity of $129.4 million. We recorded net income of $6.5 million, or $1.16 per diluted common share, for the three months ended December 31, 2021 compared to net income of $1.5 million, or $0.36 per diluted common share, for the same period in 2020.

The $5.0 million increase in earnings for the three months ended December 31, 2021 versus the comparable 2020 period was primarily due to $7.9 million increase in net interest income coupled with a $2.1 million improvement in non-interest income. Partially offsetting these positive factors was a $2.7 million increase in total operating expenses, principally resulting from growth in compensation and benefits due largely to an increase in personnel from the acquisition of Savoy in May 2021, coupled with an $800 thousand increase in the provision for loan losses expense due to growth in the loan portfolio in the quarter ended December 31, 2021.
Our return on average assets and return on average common stockholders’ equity were 1.80% and 20.52%, respectively, for the three months ended December 31, 2021 versus 0.71% and 7.62%, respectively, for the comparable 2020 period.
Total non-accrual loans at December 31, 2021 were $6.1 million, or 0.48% of total loans, compared to $7.0 million, or 0.56% of total loans at September 30, 2021 and $4.1 million, or 0.56% of total loans, at December 31, 2020. Management believes all of our non-accrual loans at December 31, 2021 are well collateralized and no specific reserves have been taken with regard to these loans. The allowance for loan losses as a percentage of total non-accrual loans amounted to 153%, 122% and 197% at December 31, 2021, September 30, 2021 and December 31, 2020, respectively.
Our operating efficiency ratio was 46.8% for the three months ended December 31, 2021 versus 73.4% a year ago. The significant improvement in the operating efficiency ratio was due to a $7.9 million increase in net interest income and $2.1 million increase in non-interest income (primarily gain on sale of loans held-for-sale) partially offset by a $2.7 million increase in operating expenses (primarily compensation and benefits).
Significant Factors Impacting Financial Results
During the fiscal year ended September 30, 2021, we completed the acquisition of Savoy, which increased our total assets by approximately $650 million and expanded our SBA lending, commercial and consumer loan products. This acquisition was a core driver of growth in our key performance indicators and our financial results. See Note 2, “Acquisitions” to the accompanying Consolidated Financial Statements contained in Item 8 for further details.
The COVID-19 pandemic has caused widespread economic disruption in our metropolitan New York trade area. We have actively participated in state and local programs designed to mitigate the impacts of the COVID-19 pandemic on individuals and small businesses. The CARES Act provides entities with optional temporary relief from certain accounting and financial reporting requirements under GAAP. The CARES Act allows financial institutions to suspend application of certain troubled debt restructuring (“TDR”) accounting guidance under Accounting Standards Codification (“ASC”) 310-40 for loan modifications related to the COVID-19 pandemic made between March 1, 2020 and 60 days after the end of the COVID-19 national emergency, provided certain criteria are met. This relief can be applied to loan modifications for borrowers that were not more than 30 days past due as of December 31, 2019 and to loan modifications that defer or delay the payment of principal or interest or change the interest rate on the loan. In April 2020, federal and state banking regulators issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus to encourage insured depository institutions to work with borrowers and provide relief to those affected by the COVID-19 pandemic and to provide further interpretation of when a borrower is experiencing financial difficulty, specifically indicating that if the modification is either short term (e.g. six months or less) or mandated by federal or state government in response to the COVID-19 pandemic, the borrower is not experiencing financial difficulty under ASC 310-40, and so the modification will not be treated as a TDR.
We continue to prudently work with borrowers negatively impacted by the COVID-19 pandemic while managing credit risks and recognizing an appropriate allowance for loan losses on our loan portfolio. During 2020, we modified 393 loans totaling $220.4 million in principal amount of loans in forbearance. As of December 31, 2021, 103 of these loans totaling $ 61 million in principal amount had been repaid in full. As of December 31, 2021, 290 modified loans totaling $159 million in principal amount exited forbearance and resumed scheduled payments, and 12 modified loans totaling $11 million in principal amount remain in forbearance. Of the modified loans remaining in forbearance as of December 31, 2021, 5 loans totaling

$3 million in principal amount have been downgraded to criticized and 4 loans totaling $2 million in principal amount are now classified as non-accrual. Pursuant to the provision of the CARES Act, none of these loans are treated as TDRs. These loans will continue to be monitored for further downgrade depending on their individual circumstances. The remaining loans are primary residence loans covered under New York State Law 9-x which provides full payment deferral up to 360 days.
Another key program under the CARES Act is the Paycheck Protection Program (“PPP”), administered by the Small Business Administration (“SBA”) which provided funding to qualifying businesses and organizations. These loans are 100% guaranteed by the SBA and have no allowance for loan losses allocated to them based on the nature of the guarantee. These loans carry a fixed rate of 1.00% and a term of two years (loans made before June 5, 2020, subject to extension to five years with the consent of the lender) or five years (loans made on or after June 5, 2020), if not forgiven, in whole or in part. Under this program, we have originated approximately $366.1 million in principal amount of PPP loans to local borrowers. As of December 31, 2021, borrowers had applied for and received forgiveness on $293.2 million in PPP loans.
Additionally, the CARES Act provides for relief on existing and new SBA loans through the Small Business Debt Relief program. As part of the SBA Small Business Debt Relief, the SBA will automatically pay principal, interest, and fees of certain SBA loans for a period of six months for both existing loans and new loans issued prior to September 27, 2020. On December 27, 2020, the Consolidated Appropriations Act authorized a second round of SBA payments on covered loans approved before March 27, 2020, for a two-month period beginning with the first payment due on the loan on or after February 1, 2021, and for an additional three-month period for certain eligible borrowers. For new loans approved beginning on February 2, 2021 and ending on September 30, 2021, the SBA will make the payments for a three-month period subject to the availability of funds. At December 31, 2021, approximately 4 loans, representing approximately $3 million in aggregate reported balance, are eligible for this relief. The CARES Act also provides for mortgage payment relief and a foreclosure moratorium.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in conformity with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. We believe the more critical accounting and reporting policies that currently affect our financial condition and results of operations include the accounting for the allowance for loan losses and the valuation of assets acquired and liabilities assumed in business combinations. Accordingly, our significant accounting policies and effects of new accounting pronouncements are discussed in detail in Note 1, “Summary of Significant Accounting Policies” to the accompanying Consolidated Financial Statements contained in Item 8 for further details.
Allowance for Loan Losses
We establish an allowance for loan losses that represents management’s best estimate of probable credit losses inherent in the portfolio at the balance sheet date. Estimates for loan losses are determined by management’s ongoing review and grading of the loan portfolio, consideration of historical loan loss and delinquency experience, trends in past due and nonaccrual loans, risk characteristics of the various classifications of loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the appropriateness of the allowance for loan losses, could change significantly. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require additions to the allowance for loan losses or may require that certain loan balances be charged off or downgraded to criticized loan categories when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. See Note 1, “Summary of Significant Accounting Policies” and Note 5, “Allowance for Loan Losses” to the accompanying Consolidated Financial Statements contained in Item 8 for further details.

Valuation of Assets Acquired and Liabilities Assumed in Business Combinations
We account for acquisitions under FASB Accounting Standards Codification Topic 805, Business Combinations (“ASC Topic 805”), which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, and liabilities assumed, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date because the fair value of the loans acquired incorporates assumptions regarding credit risk.
Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, Receivables — Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”), and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Loans acquired in business combinations with evidence of credit deterioration are considered impaired. Loans acquired through business combinations that do not meet the specific criteria of ASC 310-30, but for which a discount is attributable, at least in part to credit quality, are also accounted for under this guidance. In accordance with FASB ASC Topic 310-20, the discount is accreted through earnings based on estimated cash flows over the estimated life of the loan.
See Note 1, “Summary of Significant Accounting Policies,” and Note 2, “Acquisitions” to the accompanying Consolidated Financial Statements contained in Item 8 for further details.
Emerging Growth Company.
Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have irrevocably elected to adopt new accounting standards within the same time periods as private companies.
Although we are still evaluating the JOBS Act, we expect to take advantage of some of the reduced regulatory and reporting requirements that are available to us so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.
Factors Impacting the Comparability of Periods Presented
As described in greater detail in the sections that follow, the growth in our total assets in recent years was largely the result of the acquisitions of CFSB in August 2019 and Savoy in May 2021. As a result, there is a material impact on the comparability of both the interim and full year periods presented in this filing. Certain reclassifications have also been made to prior year amounts, and the related discussion and analysis, to conform to the current year presentation. These reclassifications did not have an impact on net income or total shareholders equity.
Results For Three Months Ended December 31, 2021
Financial Condition
Total assets at December 31, 2021 were $1.5 billion versus $1.5 billion at September 30, 2021. Total loans at December 31, 2021 were $1.3 billion, compared to total loans of $1.2 billion at September 30, 2021. Total deposits at December 31, 2021 were $1.2 billion versus $1.2 billion at September 30, 2021. Total borrowings at December 31, 2021 were $113.3 million, including $47.9 million of outstanding FHLB advances.
For the three months ended December 31, 2021, our loan portfolio, net of sales, grew by $30.3 million to $1.3 billion. At December 31, 2021, the residential loan portfolio amounted to $436.6 million, or 34.2% of total loans. Commercial real estate loans, including multi-family loans and construction and land development loans, totaled $731.1 million or 57.2% of total loans at December 31, 2021. Commercial loans, including PPP loans, totaled $109.7 million or 8.6% of total loans.
At December 31, 2021, total deposits were $1.2 billion, an increase of $12.1 million when compared to September 30, 2021. This growth was primarily due to an increase in core deposit balances of $63.0 million offset by a $50.9 million decrease in time deposits in the fourth calendar quarter of 2021. Core deposit balances, which consist of demand, NOW, savings and money market deposits, represented 72.2% and 67.6% of total deposits at December 31, 2021 and September 30, 2021, respectively. At those dates, demand deposit balances represented 16.2% and 16.4% of total deposits. Beginning in late 2020, we began a municipal deposit program. The program is based upon relationships of our management team, rather than bid based transactions. At December 31, 2021, total municipal deposits were $407.1 million, representing 18 separate governmental clients, compared to $74.3 million at December 31, 2020, representing 6 separate governmental clients. The average rate on the municipal deposit portfolio was 0.19% at December 31, 2021.
Borrowings at December 31, 2021 were $113.3 million, including $65.3 million in PPPLF funding, versus $159.6 million at September 30, 2021. At December 31, 2021, we had $47.9 million of outstanding FHLB advances as compared to $42.0 million at September 30, 2021. At September 30, 2021, our borrowings from the PPPLF were $117.7 million.
Liquidity and Capital Resources
Liquidity management is defined as both our and the Bank’s ability to meet their financial obligations on a continuous basis without material loss or disruption of normal operations. These obligations include the withdrawal of deposits on demand or at their contractual maturity, the repayment of borrowings as they mature, funding new and existing loan commitments and the ability to take advantage of business opportunities as they arise. Asset liquidity is provided by short-term investments, such as fed funds sold, the marketability of securities available for sale and interest-bearing deposits due from the Federal Reserve, FHLB and correspondent banks, which totaled $115.0 million and $166.5 million at December 31, 2021 and September 30, 2021, respectively. These liquid assets may include assets that have been pledged primarily against municipal deposits or borrowings. Liquidity is also provided by the maintenance of a base of core deposits, cash and non-interest-bearing deposits due from banks, the ability to sell or pledge marketable assets and access to lines of credit.
Liquidity is continuously monitored, thereby allowing management to better understand and react to emerging balance sheet trends, including temporary mismatches with regard to sources and uses of funds. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost. These funds can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect our ability to meet liquidity needs, including variations in the markets served, loan demand, its asset/liability mix, its reputation and credit standing in its markets and general economic conditions. Borrowings and the scheduled amortization of investment securities and loans are more predictable funding sources. Deposit flows and securities prepayments are somewhat less predictable as they are often subject to external factors. Among these are changes in the local and national economies, competition from other financial institutions and changes in market interest rates.
Our primary sources of funds are cash provided by deposits, which may include brokered and listing service deposits, and borrowings, proceeds from maturities and sales of securities and cash provided by operating activities. At December 31, 2021, total deposits were $1.2 billion, of which $243.2 million are time deposits scheduled to mature within the next 12 months. Based on historical experience, we expects to be able to replace a substantial portion of those maturing deposits with comparable deposit products. At December 31, 2021 and September 30, 2021, we had $113.3 million and $159.6 million, respectively, in borrowings used to fund the growth in our loan portfolio.
The Liquidity and Wholesale Funding Policy of the Bank establishes specific policies and operating procedures governing liquidity levels to assist management in developing plans to address future and current liquidity needs. Management monitors the rates and cash flows from the loan and investment portfolios while also examining the maturity structure and volatility characteristics of liabilities to develop an optimum asset/liability mix. Available funding sources include retail, commercial and municipal deposits, purchased liabilities and stockholders’ equity. At December 31, 2021, access to approximately $488.5 million in FHLB lines of credit for overnight or term borrowings was available, of which $47.9 million in term borrowings were outstanding. At December 31, 2021, approximately $55 million in unsecured lines of credit extended by correspondent banks were also available to be utilized, if needed, for short-term funding purposes. No borrowings were outstanding under lines of credit with correspondent banks at December 31, 2021.
We strive to maintain an efficient level of capital, commensurate with its risk profile, on which a competitive rate of return to stockholders will be realized over both the short and long term. Capital is managed to enhance stockholder value while providing flexibility for management to act opportunistically in a changing marketplace. Management continually evaluates our capital position in light of current and future growth objectives and regulatory guidelines. Total stockholders’ equity increased to $129.4 million at December 31, 2021 from $122.5 million at September 30, 2021, primarily due to net income recorded during the three months ended December 31, 2021.
The Bank is subject to regulatory capital requirements. The Bank’s tier 1 leverage, common equity tier 1 risk-based, tier 1 risk-based and total risk-based capital ratios were 9.92%, 14.44%, 14.44% and 15.52%, respectively, at December 31, 2021, exceeding all the regulatory guidelines for a well-capitalized institution, the highest regulatory capital category. Moreover, capital rules also place limits on capital distributions and certain discretionary bonus payments if a banking organization does not maintain a buffer of common equity tier 1 capital above minimum capital requirements. At December 31, 2021, the Bank’s capital buffer was in excess of requirements.
We did not repurchase any shares of its common stock during the three months ended December 31, 2021.
Our total stockholders’ equity to total assets ratio our tangible common equity to tangible assets ratio (“TCE ratio”) were 8.87% and 7.63%, respectively, at December 31, 2021 versus 8.25% and 7.02%, respectively, at September 30, 2021 and 9.13% and 8.93%, respectively, at December 31, 2020. The ratio of total stockholders’ equity to total assets is the most comparable U.S. GAAP measure to the non-GAAP TCE ratio presented herein. The ratio of tangible common equity to tangible assets, or TCE ratio, is calculated by dividing total common stockholders’ equity by total assets, after reducing both amounts by intangible assets. The TCE ratio is not required by U.S. GAAP or by applicable bank regulatory requirements, but is a metric used by management to evaluate the adequacy of our capital levels. Since there is no authoritative requirement to calculate the TCE ratio, our TCE ratio is not necessarily comparable to similar capital measures disclosed or used by other companies in the financial services industry. Tangible common equity and tangible assets are non-GAAP financial measures and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with U.S. GAAP.
Set forth below are the reconciliations of tangible common equity to U.S. GAAP total common stockholders’ equity and tangible assets to U.S. GAAP total assets at December 31, 2021 (in thousands). (See also Non-GAAP Disclosure contained herein.)
				Ratios
Total common stockholders’ equity	$129,379	Total assets	$1,458,180	8.87%(1)
Less: goodwill	(19,168)	Less: goodwill	(19,168)
Less: core deposit intangible	(459)	Less: core deposit intangible	(459)
Tangible common equity	$109,752	Tangible assets	$1,438,553	7.63%(2)

(1)
The ratio of total common stockholders’ equity to total assets is the most comparable GAAP measure to the non-GAAP tangible common equity ratio presented herein.

(2)
TCE ratio

All dividends must conform to applicable statutory requirements. Our ability to pay dividends to stockholders depends on the Bank’s ability to pay dividends to us. Additionally, the ability of the Bank to pay dividends to us is subject to certain regulatory restrictions. Under New York law, a bank may pay a dividend on its common stock only out of net profits, and must obtain the approval of the Superintendent of the DFS if the total of all dividends declared by a bank or trust company in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.
No cash dividends were declared by us during the three months ended December 31, 2021 and 2020. On January 25, 2022 our Board of Directors approved the payment of a $0.10 per common share cash dividend payable on February 15, 2022, to stockholders of record on February 8, 2022. This was the first cash dividend we have paid.
Off-Balance Sheet Arrangements
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer. Collateral required varies, but may include accounts receivable, inventory, equipment, real estate and income-producing commercial properties. At December 31, 2021 and September 30, 2021, commitments to originate loans and commitments under unused lines of credit for which the Bank is obligated amounted to approximately $72 million and $106 million, respectively.
Letters of credit are conditional commitments guaranteeing payments of drafts in accordance with the terms of the letter of credit agreements. Commercial letters of credit are used primarily to facilitate trade or commerce and are also issued to support public and private borrowing arrangements, bond financing and similar transactions. Collateral may be required to support letters of credit based upon management’s evaluation of the creditworthiness of each customer. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At December 31, 2021 and September 30, 2021, letters of credit outstanding were approximately $786 thousand.
Results of Operations — Comparison of the Three Months Ended December 31, 2021 and 2020
We recorded net income of $6.5 million during the three months ended December 31, 2021 versus net income of $1.5 million in the comparable three month period a year ago. The increase in earnings for the three months ended December 31, 2021 versus the comparable 2020 period was primarily due to a $7.9 million, or 108.4%, increase in net interest income coupled with a $2.1 million improvement in non-interest income. Partially offsetting these positive factors was a $2.7 million increase in total operating expenses, principally resulting from growth in compensation and benefits due largely to an increase in personnel from the acquisition of Savoy in May 2021, coupled with an $800 thousand increase in the provision for loan losses expense due to growth in the loan portfolio in the fourth calendar quarter of 2021.
Net Interest Income and Margin
The $7.9 million improvement in net interest income was primarily attributable to growth in average interest-earning assets of 67.6%, primarily loans, and a 86 basis point increase in the net interest margin to 4.39% in 2021 from 3.53% in the year ago period. The wider net interest margin was largely due to a 78 basis point reduction in the average cost of interest-bearing liabilities to 0.48% in the 2021 period. Included in net interest income was accretion and amortization of purchase accounting adjustments of $1.6 million during the three months ended December 31, 2021 arising from the acquisition of Savoy. Excluding these purchase accounting adjustments, the adjusted net interest margin was 3.90% and 3.76% in the quarter ended December 31, 2021 and 2020, respectively.
The lower cost of average interest-bearing liabilities in 2021 resulted from an improved deposit mix. Lower cost core deposits (demand, NOW, savings and money market accounts) increased by $538.4 million while higher cost certificates of deposit declined by $50.0 million compared to the year ago period. Also contributing to the improvement in net interest income for the three months ended December 31, 2021 versus 2020 was a reduction in the average rate paid on Fed funds purchased and FHLB and FRB advances of 61 basis points to 0.50% in the 2021 quarter.

NET INTEREST INCOME ANALYSIS
For the Three Months Ended December 31, 2021 and 2020
(dollars in thousands)
	2021			2020
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:
Interest-earning assets:
Loans	$1,253,827	$16,381	5.18%	$724,751	$9,258	5.07%
Investment securities	15,634	155	3.93%	16,520	173	4.15%
Interest-earning cash	106,660	38	0.14%	78,958	21	0.11%
FHLB stock and other investments	5,252	42	3.17%	3,922	45	4.55%
Total interest-earning assets	1,381,373	16,616	4.77%	824,151	9,497	4.57%
Non interest-earning assets:
Cash and due from banks	8,264			4,709
Other assets	49,011			24,300
Total assets	$1,438,648			$853,160
Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Savings, NOW and money market deposits	$609,251	$366	0.24%	$186,894	$117	0.25%
Time deposits	346,448	491	0.56%	391,442	1,454	1.47%
Total savings and time deposits	955,699	857	0.36%	578,336	1,571	1.08%
Fed funds purchased & FHLB & FRB advances	126,058	160	0.50%	78,937	221	1.11%
Note payable	—	—	0.00%	1,303	73	22.23%(1)
Subordinated debentures	24,499	330	5.34%	22,899	305	5.28%
Total interest-bearing liabilities	1,106,256	1,347	0.48%	681,475	2,170	1.26%
Demand deposits	192,161			83,701
Other liabilities	13,834			8,921
Total liabilities	1,312,251			774,097
Stockholders’ equity	126,397			79,063
Total liabilities & stockholders’ equity	$1,438,648			$853,160
Net interest rate spread			4.29%			3.31%
Net interest income/margin		$15,269	4.39%		$7,327	3.53%

(1)
Reflects impact of debt extinguishment charges of approximately $54 thousand recorded in October 2020.

Provision and Allowance for Loan Losses
We recorded a $900 thousand provision for loan losses expense for the three months ended December 31, 2021 versus a $100 thousand expense recorded for the comparable period in 2020. The adequacy of the provision and the resulting allowance for loan losses, which was $9.4 million at December 31, 2021, is determined by management’s ongoing review of the loan portfolio including, among other things, impaired loans, past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay and estimated fair value of any underlying collateral securing loans. Moreover, management evaluates changes, if any, in underwriting standards, collection, charge-off and recovery practices, the nature or volume of the portfolio, lending staff, concentration of loans, as well as current economic conditions and other relevant factors. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimable losses at December 31, 2021. (See also Critical Accounting Policies, Judgments and Estimates and Asset Quality contained herein.)
Non-interest Income
Non-interest income increased by $2.1 million for the three months ended December 31, 2021 versus 2020. This increase in loan fees and deposit service charges was primarily driven by increases in loan and deposit balances, primarily as a result of the acquisition of Savoy. The increase in income related to loan servicing rights was due to growth in the volume of loans serviced by us, primarily due to the acquisition of Savoy. For the three months ended December 31, 2021 and 2020, we sold loans totaling approximately $35.2 million and $8.1 million, respectively, recognizing net gains of $1.5 million and $181 thousand, respectively.
Non-Interest Income
For the three months ended December 31, 2021 and 2020
(dollars in thousands)
	Three months ended December 31,		Over/ (under) 2020
	2021	2020
Loan servicing and fee income	$690	$83	731.3%
Service charges on deposit accounts	63	15	320.0
Net gain on sale of loans held for sale	1,492	181	724.3
Other income	130	7	1,757.1
Total non-interest income	$2,375	$286	730.4%
Non-interest Expense
Total non-interest expense increased by $2.7 million for the three months ended December 31, 2021 versus 2020. The overall increase in non-interest expenses was primarily driven by the additional headcount, facilities and transaction volume associated with the acquisition of Savoy. The increase in other non-interest expenses is primarily due to increased assessment charges and correspondent banking fees due to our increased size.
Non-Interest Expense
For the three months ended December 31, 2021 and 2020
(dollars in thousands)
	Three months ended December 31,		Over/ (under) 2020
	2021	2020
Salaries and employee benefits	$4,939	$3,108	58.9%
Occupancy and equipment	1,413	1,171	20.7
Data processing	366	245	49.4
Advertising and promotion	33	48	(31.3)
Acquisition costs	—	145	(100.0)
Professional fees	499	412	21.1
Other expenses	1,014	461	120.0
Total non-interest expense	$8,264	$5,590	47.8%

We recorded income tax expense of $1.9 million and an effective tax rate of 22.9% for the three months ended December 31, 2021 versus income tax expense of $404 thousand and an effective tax rate of 21.0% in the comparable 2020 period.
Asset Quality
Total non-accrual loans at December 31, 2021 were $6.1 million, or 0.48% of total loans, compared to $7.0 million, or 0.56% of total loans at September 30, 2021 and $4.1 million, or 0.56% of total loans, at December 31, 2020. Management believes all of our non-accrual loans at December 31, 2021 are well collateralized and no specific reserves have been taken with regard to these loans. The allowance for loan losses as a percentage of total non-accrual loans amounted to 153%, 122% and 197% at December 31, 2021, September 30, 2021 and December 31, 2020, respectively.
Total accruing loans, excluding purchased credit-impaired loans, delinquent 30 days or more amounted to $6.1 million, $8.2 million and $5.1 million at December 31, 2021, September 30, 2021 and December 31, 2020, respectively.
Total loans having credit risk ratings of Special Mention or Substandard were $42.4 million at December 31, 2021 versus $51.9 million at September 30, 2021 and $16.7 million at December 31, 2020. The increase in both the Special Mention and Substandard levels is due to the acquired loan portfolio of Savoy Bank. The acquired portfolio has a large component of SBA loans, which have been supported through the COVID-pandemic with assistance from the SBA. The high level of criticized loans in the Savoy portfolio results in part from a conservative view of these borrowers’ ability to perform once government assistance ends, as well as specific instances of borrowers seeking assistance/deferrals/modifications due to the impact to their business. Our Special Mention and Substandard loans were comprised of residential real estate, multi-family, commercial real estate loans and commercial and industrial loans (including SBA facilities) at December 31, 2021. We had no loans with a credit risk rating of Doubtful for the periods presented. All loans not having credit risk ratings of Special Mention, Substandard or Doubtful are considered pass loans.
At December 31, 2021, We had $1.7 million in troubled debt restructurings (“TDRs”), consisting of residential real estate loans. We had TDRs amounting to $1.7 million and $1.7 million at September 30, 2021 and December 31, 2020, respectively.
At December 31, 2021, our allowance for loan losses amounted to $9.4 million or 0.73% of period-end total loans outstanding. The allowance as a percentage of loans outstanding was 0.69% at September 30, 2021 and 1.09% at December 31, 2020. We recorded net loan recoveries of $66 thousand during the three months ended December 31, 2021 versus no loan charge-offs during the three months ended September 30, 2021. We recorded net loan recoveries of $10 thousand during the three months ended December 31, 2020.
We recorded a $900 thousand provision for loan losses expense for the three months ended December 31, 2021 versus a $100 thousand expense recorded for the comparable period in 2020. Adjustments to our loss experience is based on management’s evaluation of several environmental factors, including: changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of the loan portfolio, including the condition of various market segments; changes in the nature and volume of our portfolio and in the terms of our loans; changes in the experience, ability, and depth of lending management and other relevant staff; changes in the volume and severity of past due loans, the volume of nonaccrual loans and the volume and severity of adversely classified or graded loans; changes in the quality of our loan review system; changes in lending policies, procedures and strategies; changes in the value of underlying collateral for collateral-dependent loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.
Management has determined that the current level of the allowance for loan losses is adequate in relation to the probable and reasonably estimable losses present in the portfolio. While management uses available information to recognize probable and reasonably estimable losses on loans, future additions to the allowance may be necessary and management may need to record loan charge-offs in future periods.

Changes in estimates could result in a material change in the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. (See also Critical Accounting Policies, Judgments and Estimates contained herein).

ASSET QUALITY
December 31, 2021 versus September 30, 2021 and December 31, 2020
(dollars in thousands)
	As of or for the three months ended
	12/31/2021	9/30/2021	12/31/2020
Non-accrual loans	$6,115	$7,028	$4,053
Non-accrual loans held for sale	—	—	—
Other real estate owned	—	—	—
Total non-performing assets(1)	$6,115	$7,028	$4,053
Purchased credit-impaired loans 90 days or more past due and still accruing	$2,501	$2,519	$318
Performing TDRs	455	455	454
Loans held for sale	—	—	4,150
Loans held for investment	1,277,434	1,247,125	728,752
Allowance for loan losses:
Beginning balance	$8,552	$7,852	$7,869
Provision	900	700	100
Charge-offs	(66)	—	—
Recoveries	—	—	10
Ending balance	$9,386	$8,552	$7,979
Allowance for loan losses as a % of total loans(2)	0.73%	0.69%	1.09%
Allowance for loan losses as a % of non-accrual loans(2)	153%	122%	197%
Non-accrual loans as a % of total loans(2)	0.48%	0.56%	0.56%
Non-performing assets as a % of total loans, loans held for sale and other real estate owned	0.48%	0.56%	0.55%
Non-performing assets as a % of total assets	0.42%	0.47%	0.46%
Non-performing assets, purchased credit-impaired loans 90 days or more past due and still accruing and performing TDRs, to total loans held for sale and investment	0.71%	0.80%	0.66%

(1)
Non-performing assets defined as non-accrual loans, non-accrual loans held for sale and other real estate owned.

(2)
Excludes loans held for sale.

Results of Operations for the year ended September 30, 2021 compared to the year ended September 30, 2020
To facilitate review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the consolidated statements of operations.
For the year ended September 30, 2021, we recognized net income of $10.9 million, or $2.28 per diluted share, compared to net income of $5.0 million, or $1.18 per diluted share, for the year ended September 30, 2020. This increase was primarily due to a $14.6 million increase in net interest income as a result of the increase in interest-earning assets primarily derived from our acquisition of Savoy, as well as significant reduction in our interest rate paid on deposits and borrowings.
We recorded net income of $5.0 million, or $1.18 per diluted common share, for the fiscal year ended September 30, 2020, compared to $8.1 million, or $2.06 per diluted common share, for the fiscal year ended September 30, 2019. The reduction in earnings in 2020 resulted from a $5.1 million increase in total non-interest expenses, principally due to growth in personnel and branch facilities as a result of the CFSB acquisition, a $3.4 million decrease in non- interest income and a $0.6 million increase in the provision for loan losses due to economic concerns primarily related to the COVID-19 pandemic. Partially offsetting these factors was a $4.7 million improvement in net interest income and a reduction in Hanover’s effective income tax rate to 20.0% in 2020 from 24.1% in 2019.
Set forth below are our selected consolidated financial and other data. Our business is primarily the business of our Bank. This financial data is derived in part from, and should be read in conjunction with, our consolidated financial statements.
	September 30,
(in thousands)	2021	2020	2019
Selected Balance Sheet Data:
Securities available-for-sale, at fair value	$7,747	$6,035	$911
Securities held-to-maturity	8,611	10,727	12,030
Loans held for investment	1,247,125	725,019	720,442
Total assets	1,484,641	851,606	848,836
Total deposits	1,164,662	664,760	650,286
Total stockholders’ equity	122,529	78,043	71,950
	Year Ended September 30,
(amounts in thousands)	2021	2020	2019
Selected Operating Data:
Total interest income	$48,675	$40,133	$34,497
Total interest expense	6,967	13,011	12,076
Net interest income	41,708	27,122	22,421
Provision for loan losses	1,000	1,250	650
Total non-interest income	3,349	1,364	4,770
Total non-interest expense	30,005	21,022	15,887
Income before income taxes	14,052	6,214	10,654
Income tax expense	3,201	1,240	2,569
Net income	10,851	4,974	8,085
Selected Financial Data and Other Data:
Return on average assets	0.99%	0.58%	1.16%
Return on average equity	11.53%	6.63%	12.71%
Yield on average interest earning assets	4.63%	4.87%	5.07%
Cost of average interest bearing liabilities	0.81%	1.87%	2.07%
Net interest rate spread	3.82%	3.00%	3.00%
Net interest rate margin	3.97%	3.29%	3.30%
Average equity to average assets	8.61%	8.80%	9.11%
Analysis of Results of Operations
Net Interest Income
Net interest income is the primary source of our revenue. Net interest income is the difference between interest income on interest- earning assets, such as loans and investment securities, and the interest expense on interest-bearing deposits and other borrowings used to fund interest- earning and other assets or activities. Net interest income is affected by changes in interest rates and by the amount and composition of earning assets and interest-bearing liabilities, as well as the sensitivity of the balance sheet to changes in interest rates, including characteristics such as the fixed or variable nature of the financial instruments, contractual maturities, repricing frequencies, and loan prepayment behavior.

Net interest income for the year ended September 30, 2021 was $41.7 million, an increase of 53.8% from $27.1 million for the year ended September 30, 2020. The increase was primarily driven by a $226.0 million increase in average interest-earning assets, primarily due to the acquisition of Savoy, as well as continued organic loan growth in our markets, particularly in commercial real estate. We also continued our efforts to increase its on-balance sheet liquidity position, which led to an increase in average investment securities and interest-bearing deposits at other financial institutions of $9.8 million.
Net interest income for the year ended September 30, 2020 was $27.1 million, an increase of 21.0% from $22.4 million for the year ended September 30, 2019. The improvement in fiscal year 2020 net interest income resulted from a $143.8 million increase in average total interest-earning assets, coupled with a 20 basis point reduction in the cost of average total interest-bearing liabilities to 1.87% from 2.07%.
Net interest margin was 3.97% for the year ended September 30, 2021, an increase of 68 basis points from 3.29% for the year ended September 30, 2020. Our average yield on interest-earning assets for the year ended September 30, 2021 was 4.63%, a decrease of 24 basis points from 4.87% for the year ended September 30, 2020. The decrease was primarily due to a decrease in the yield earned on portfolio loans, which was 5.11% for the year ended September 30, 2021, as compared to 5.38% for the year ended September 30, 2020. The decrease in yield on portfolio loans was due to continued pricing pressure on new and renewed portfolio loans, coupled with a higher concentration of lower yielding PPP loans acquired in the Savoy transaction. The average yield earned on the investment securities portfolio for the year ended September 30, 2021 was 4.07%, an increase of 31 basis points from 3.76% earned for the year ended September 30, 2020.
Net interest margin was 3.29% for the year ended September 30, 2020, a slight decrease from 3.30% for the year ended September 30, 2019. The average rate on total interest-earning assets declined by 20 basis points to 4.87% for the year ended September 30, 2020, as compared to the same period in 201. This reduction in yield reflects the increase in average lower yielding cash balances of $42.2 million year over year, despite increases of $101.5 million in average loans and eight basis points in the average loan yield to 5.38%.
Average interest-bearing liabilities were $859.8 million for the year ended September 30, 2021, an increase of $162.8 million compared to $697.0 million for the year ended September 30, 2020. The increase was primarily attributable to growth in interest-bearing deposits, which increased by $117.0 million during fiscal year 2021 from both the acquisition of Savoy and organic growth in our markets. Our average cost of interest-bearing liabilities was 0.81% for the year ended September 30, 2021, a decrease of 106 basis points compared to 1.87% for the year ended September 30, 2020. This decrease is due to our strategic decision to replace higher rate customer deposits with lower rate municipal deposits. Wholesale deposits comprised 30.1% of total deposits at September 30, 2021, an increase from 2.2% of total deposits at September 30, 2020.
Average interest-bearing liabilities were $697.0 million for the year ended September 30, 2020, an increase of $114.4 million compared to $582.6 million for the year ended September 30, 2019. Average core deposits, consisting of demand, savings, NOW and money market deposits, increased by $44.9 million to $251.1 million for the year ended September 30, 2020, while average total deposits increased by $161.2 million to $669.5 million for the year ended September 30, 2020. Our average cost of interest-bearing liabilities was 1.87% for the year ended September 30, 2020, a decrease of 20 basis points compared to 2.07% for the year ended September 30, 2019. The lower cost of funds for the year ended September 30, 2020 was largely the result of a shift in the deposit mix to a greater concentration of non-interest-bearing demand deposit balances.

The following table presents daily average balances, interest, yield/rate, and net interest margin on a fully tax-equivalent basis for the periods presented:
	Year Ended September 30,
	2021			2020			2019
(in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets
Loans(1)(2)	$934,066	$47,685	5.11%	$717,834	$38,641	5.38%	$616,353	$32,660	5.30%
Investment securities(1)	16,845	685	4.07%	13,907	523	3.76%	12,851	427	3.32%
Interest-earning balances and other	99,348	305	0.31%	92,506	969	1.05%	51,209	1,410	2.75%
Total interest-earning assets	1,050,259	48,675	4.63%	824,247	40,133	4.87%	680,413	34,497	5.07%
Other assets	42,675			27,807			17,453
Total assets	$1,092,934			$852,054			$697,866
Interest-bearing liabilities
Savings, NOW and money market deposits	$333,996	$903	0.27%	$179,106	$1,445	0.81%	$160,073	$2,510	1.57%
Time deposits	380,473	3,822	1.00%	418,384	9,180	2.19%	302,124	6,725	2.23%
Total interest-bearing deposits	714,469	4,725	0.66%	597,490	10,625	1.78%	462,197	9,235	2.00%
Borrowings	121,246	955	0.79%	99,550	2,386	2.40%	120,376	2,841	2.36%
Subordinated debentures	24,088	1,287	5.34%	—	—	0.00%	—	—	0.00%
Total interest-bearing liabilities	859,803	6,967	0.81%	697,040	13,011	1.87%	582,573	12,076	2.07%
Non-interest-bearing deposits	128,540			72,007			46,132
Other liabilities	10,519			8,031			5,573
Stockholders’ equity	94,072			74,976			63,588
Total liabilities and stockholders’ equity	$1,092,934			$852,054			$697,866
Net interest income and interest rate spread			3.82%			3.00%			3.00%
Net interest margin		$41,708	3.97%		$27,122	3.29%		$22,421	3.30%

(1)
There is no income tax exempt interest recorded for loans or investment securities for the periods presented.

(2)
Includes non-accrual loans and loans held for sale.

The following table details the variances in net interest income caused by changes in average interest rates and average volume for the periods presented:
	2021 vs. 2020			2020 vs. 2019
	Increase (decrease) due to change in:
(in thousands)	Average volume	Average rate	Total	Average volume	Average rate	Total
Interest income
Loans	$11,127	$(2,083)	$9,044	$5,455	$526	$5,981
Investment securities	117	45	162	37	59	96
Interest-earning balances and other	67	(731)	(664)	539	(980)	(441)
Total interest income	11,311	(2,769)	$8,542	6,031	(395)	$5,636

	2021 vs. 2020			2020 vs. 2019
	Increase (decrease) due to change in:
(in thousands)	Average volume	Average rate	Total	Average volume	Average rate	Total
Interest expense
Savings, NOW and money market deposits	$780	$(1,322)	$(542)	$269	$(1,334)	$(1,065)
Time deposits	(775)	(4,583)	(5,358)	2,553	(98)	2,455
Borrowings	434	(1,865)	(1,431)	(370)	(85)	(455)
Subordinated debentures	1,287	—	1,287	—	—	—
Total interest expense	1,726	(7,770)	(6,044)	2,452	(1,517)	$935
Net increase in net interest income	$9,585	$5,001	$14,586	$3,579	$1,122	$4,701

Provision for Loan Losses
The provision for credit losses was $1.0 million for the year ended September 30, 2021, a decrease of $0.3 million compared to $1.3 million for the year ended September 30, 2020. The decrease was primarily due to a higher provision recorded in fiscal year 2020 due to economic uncertainty due to the COVID-19 pandemic. We did not incur a significant increase to reserves because of the pandemic during fiscal year 2021. Total net charge-offs were $0.3 million and $0.5 million for the years ended September 30, 2021 and 2020, respectively.
The provision for credit losses was $1.3 million for the year ended September 30, 2020, an increase of $0.6 million compared to $0.7 million for the year ended September 30, 2019. Total net charge-offs were $0.5 million and $0 for the years ended September 30, 2020 and 2019, respectively.
Provision for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include recent growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. See additional discussion under “Asset Quality — Analysis of Allowance for Loan Losses” section.
Non-Interest Income
	Year Ended September 30,
(in thousands)	2021	2020	2019
Loan fees and service charges	$703	$301	$185
Loan servicing income	504	84	160
Service charges on deposit accounts	127	62	64
Net gain on sale of investments available-for-sale	240	—	—
Net gain on sale of loans held-for-sale	1,307	917	4,361
Other income	468	—	—
Total non-interest income	$3,349	$1,364	$4,770
Non-interest income was $3.3 million for the year ended September 30, 2021, an increase of $1.9 million from $1.4 million for the year ended September 30, 2020. This increase in loan fees and deposit service charges was primarily driven by increases in loan and deposit balances, primarily as a result of the acquisition of Savoy. The increase in income related to loan servicing rights was due to growth in the volume of loans serviced by us, primarily due to the acquisition of Savoy.
Non-interest income was $1.4 million for the year ended September 30, 2020, a decrease of $3.4 million from $4.8 million for the year ended September 30, 2018. This decrease was principally due to a reduction in the volume of loans sold during fiscal year 2020 due to the COVID-19 pandemic.

Non-Interest Expense
	Year Ended September 30,
(in thousands)	2021	2020	2019
Salaries and employee benefits	$15,009	$11,182	$9,041
Occupancy and equipment	4,978	4,462	2,835
Data processing	1,280	911	662
Advertising and promotion	118	296	487
Acquisition costs	4,430	450	737
Professional fees	1,706	2,070	775
Other	2,484	1,651	1,350
Total non-interest expense	$30,005	$21,022	$15,887
Non-interest expense was $30.0 million for the year ended September 30, 2021, an increase of $9.0 million from $21.0 million for the year ended September 30, 2020. The overall increase in non-interest expenses was primarily driven by the additional headcount, facilities and transaction volume associated with the acquisition of Savoy. Acquisition costs incurred in fiscal year 2021 were primarily due to the Savoy acquisition and consisted of professional services and other charges directly associated with the transaction. The increase in other non-interest expenses is primarily due to increased assessment charges and correspondent banking fees due to the our increased size.
Non-interest expense was $21.0 million for the year ended September 30, 2020, an increase of $5.1 million from $15.9 million for the year ended September 30, 2019. The increase was primarily due to higher salaries and employee benefits of $2.1 million and increased occupancy and equipment expenses of $1.6 million, reflecting the CFSB acquisition.
Income Taxes
Income tax expense was $3.2 million for the year ended September 30, 2021, an increase from $1.2 million for the year ended September 30, 2020. The effective income tax rate for the year ended September 30, 2021 was 22.8%, compared to an effective tax rate of 20.0% for the year ended September 30, 2020. The increase in our effective tax rate was driven primarily by the impact of additional state filings and the non-deductible transaction costs, both related to the acquisition.
Analysis of Results of Financial Condition
Investment Securities
Our investment securities portfolio, which is structured with minimal credit exposure, is intended to provide us with adequate liquidity, flexibility in asset/liability management, and a source of stable income. Investment securities classified as available-for-sale are carried at fair value in the consolidated balance sheet, while investment securities classified as held-to-maturity are shown at amortized cost in the consolidated balance sheet.
The following table summarizes the amortized cost and fair value of investment securities:
	Balance at September 30,
	2021		2020		2019
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment securities available-for-sale:
U.S. GSE residential mortgage-backed securities	$722	$833	$838	$962	$883	$911
Corporate bonds	6,700	6,914	5,000	5,073	—	—
Total investment securities available-for-sale	7,422	7,747	5,838	6,035	883	911

	Balance at September 30,
	2021		2020		2019
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment securities held-to-maturity:
U.S. GSE residential mortgage-backed securities	2,417	2,491	4,478	4,596	5,729	5,748
U.S. GSE commercial mortgage-backed securities	2,694	2,869	2,749	3,002	2,801	2,904
Corporate bonds	3,500	3,505	3,500	3,533	3,500	3,539
Total investment securities held-to-maturity	8,611	8,865	10,727	11,131	12,030	12,191
Total investment securities	$16,033	$16,612	$16,565	$17,166	$12,913	$13,102

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments made into the available-for-sale and held-to-maturity investment categories.
Our investment securities portfolio included gross unrealized gains of $0.6 million and an immaterial amount of gross unrealized losses at September 30, 2021, compared to gross unrealized gains of $0.6 million and no gross unrealized losses at September 30, 2020. Management believes that all of its unrealized losses on individual investment securities at September 30, 2021 are the result of fluctuations in interest rates and do not reflect deterioration in the credit quality of these investments. Accordingly, management considers these unrealized losses to be temporary in nature. We do not have the intent to sell these investment securities with unrealized losses and, more likely than not, will not be required to sell these investment securities before fair value recovers to amortized cost.
The table below illustrates the maturity distribution and weighted average yield for amortized cost of our investment securities as of September 30, 2021, on a contractual maturity basis.
Investment Securities Portfolio by Expected Maturities(1)
	Balance at September 30, 2021
	Available-for-Sale		Held-to-Maturity
(in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
U.S. GSE residential mortgage-backed securities
Due within one year	$25	-0.99%	$—	—
Due after one year through five years	1	-3.75%	—	—
Due after ten years	696	2.44%	2,417	2.29%
	722	2.01%	2,417	2.29%
U.S. GSE commercial mortgage-backed securities
Due after one year through five years	—	—	2,694	2.68%
	—	—	2,694	2.68%
Corporate bonds
Due after one year through five years	—	—	1,500	5.00%
Due after five years through ten years	6,700	4.61%	2,000	5.25%
Due after ten years	—	—	—	—
	6,700	4.61%	3,500	5.14%
Total investment securities	$7,422	4.36%	$8,611	3.57%

	Balance at September 30, 2020
	Available-for-Sale		Held-to-Maturity
(in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
U.S. GSE residential mortgage-backed securities
Due after five years through ten years	$—	—	$—	—
Due after one year through five years	—	—	—	—
Due after ten years	838	2.73%	4,478	2.19%
	838	2.73%	4,478	2.19%
U.S. GSE commercial mortgage-backed securities
Due after five years through ten years	—	—	2,749	2.68%
	—	—	2,749	2.68%
Corporate bonds
Due after one year through five years	—	—	—	—
Due after five years through ten years	5,000	5.75%	3,500	5.79%
Due after ten years	—	—	—	—
	5,000	5.75%	3,500	5.14%
Total investment securities	$5,838	5.32%	$10,727	3.49%

(1)
There is no income tax exempt interest recorded for investment securities for the periods presented.

Loans
At September 30, 2021, our loan portfolio was $1.25 billion, an increase of $522.1 million from $725.0 million at September 30, 2020. This increase was primarily due to the acquisition of Savoy. We has also experienced additional growth in commercial real estate and construction loans as economic conditions continue to improve. These increases are slightly offset by the continued payoff of PPP loans that were granted in fiscal year 2020 as a result of the COVID-19 pandemic.
The following table provides the composition of our loans held for investment:
	Balance at September 30,
(in thousands)	2021	2020	2019	2018	2017
Real estate:
Residential	$444,011	$454,073	$465,422	$372,673	$238,251
Multi-family	266,294	136,539	139,504	132,301	120,143
Commercial	348,641	113,615	108,197	48,669	59,190
Total real estate	1,058,946	704,227	713,123	553,643	417,584
Commercial and industrial	172,274	21,100	7,353	6,736	5,715
Construction	15,374	—	—	—	—
Consumer	11	24	501	24	86
Gross loans	1,246,605	725,351	720,977	560,403	423,385
Net deferred loan costs (fees)	520	(332)	(535)	(1,023)	(758)
Total loans held for investment	$1,247,125	$725,019	$720,442	$559,380	$422,627

The following table provides information for the contractual maturity and interest-rate profile of our commercial and industrial and real estate construction loans held for investment:
	Balance at September 30, 2021
(in thousands)	Due within One Year	Due After One Year But Within Five Years	Due After Five Years	Total
By Loan Type:
Commercial and industrial	$29,689	$129,503	$13,082	$172,274
Real estate construction	8,761	2,789	3,824	15,374
Total	$38,450	$132,292	$16,906	$187,648
By Interest Rate Type:
Fixed rate	$21,986	$123,823	$183	$145,992
Variable rate	16,464	8,469	16,723	41,656
Total	$38,450	$132,292	$16,906	$187,648
	Balance at September 30, 2020
(in thousands)	Due within One Year	Due After One Year But Within Five Years	Due After Five Years	Total
By Loan Type:
Commercial and industrial	$2,322	$18,123	$655	$21,100
Real estate construction	—	—	—	—
Total	$2,322	$18,123	$655	$21,100
By Interest Rate Type:
Fixed rate	$1,000	$17,825	$206	$19,031
Variable rate	1,322	298	449	2,069
Total	$2,322	$18,123	$655	$21,100
Credit Policies and Procedures
Management uses the risk-grading program, as described under “Asset Quality,” to facilitate evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers, reviewed by Credit Administration, and a sample of these loans are tested by our third-party independent loan reviewer. The testing program includes an evaluation of a sample of both new and existing loans, including large loans, loans that are identified as having potential credit weaknesses, and loans past due 90 days or more and still accruing. We strive to maintain the loan portfolio in accordance with our loan underwriting policies that result in loans specifically tailored to the needs of our market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. Generally, we do not engage in significant volumes of lease financing, highly leveraged transactions or loans to customers domiciled outside the United States.
Management follows a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process we maintain an internally-classified, adversely-risk-rated loan list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and the allowance is allocated based on management’s judgment and historical experience.

Acquired loans are recorded at fair value as of the loan’s acquisition date and allowances are recorded for post-acquisition credit quality deterioration. Subsequent to the acquisition date, recurring analyses are performed on the credit quality of acquired loans to determine if expected cash flows have changed. Based upon the results of the individual loan reviews, revised impairment amounts are calculated which could result in additional allowance for loan losses.
A loan is considered to be impaired under GAAP when, based upon current information and events, it is probable we will be unable to collect all amounts due according to the contractual terms of the loan. If applicable, we calculate a specific reserve for each loan that has been deemed impaired, which include nonaccrual loans and TDRs. The amount of the reserve is based on the present value of expected cash flows discounted at the loan’s effective interest rate, and/or the value of collateral. If foreclosure is probable or the loan is collateral dependent, impairment is measured using the fair value of the loan’s collateral, less estimated costs to sell.
Asset Quality
We consider asset quality to be of primary importance and employ a formal internal loan review process to ensure adherence to our lending policy as approved by our Board of Directors. It is the responsibility of each lending officer to assign an appropriate risk grade to every loan originated. Our internal credit risk review function, through focused review and sampling, validates the accuracy of commercial loan risk grades. Each loan risk grade corresponds to an estimated default probability. In addition, as a given loan’s credit quality improves or deteriorates, we will update the borrower’s risk grade accordingly. The function of determining the allowance for loan losses is fundamentally driven by the risk grade system. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to historical loan loss experience, the value and adequacy of collateral, economic conditions in our market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio. Our policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a nonaccrual status are generally collateralized and probable losses are considered in the determination of the allowance for loan losses.
Nonperforming Assets
The following table presents information regarding nonperforming assets for the periods presented. We did not own any repossessed property for the periods presented.
	Balance at September 30,
(in thousands)	2021	2020	2019	2018	2017
Nonaccrual loans	$7,028	$953	$1,613	$—	$—
Loans greater than 90 days past due	—	296	629	—	—
Total nonperforming assets	$7,028	$1,249	$2,242	$—	$—
Performing TDRs	$455	$454	$454	$354	$562
Nonaccrual loans as a percentage of loans held-for-investment	0.56%	0.13%	0.22%	0.00%	0.00%
Non-performing assets as a percentage of total assets	0.47%	0.15%	0.26%	0.00%	0.00%
Total nonaccrual loans were $7.0 million at September 30, 2021, an increase from total nonaccrual loans of $1.0 million at September 30, 2020. The increase in nonaccrual loans was driven by loans acquired from Savoy that were not classified as purchased-credit impaired as of the acquisition, which totaled

$2.3 million at September 30, 2021, but experienced credit deterioration subsequent to the acquisition. The remaining increase related to residential mortgage loans that were initially granted a forbearance due to the COVID-19 pandemic but were not able to resume normal payments. The amount of interest that would have been recorded on nonaccrual loans had the loans not been classified as nonaccrual was $0.9 million and $0.1 million for the years ended September 30, 2021 and 2020, respectively.
Analysis of Allowance for Loan Losses
The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Management increases the allowance for loan losses by provisions charged to operations and by recoveries of amounts previously charged off. The allowance is reduced by loans charged off. Management evaluates the adequacy of the allowance at least monthly. In addition, on a monthly basis our Board of Directors reviews the loan portfolio, conducts an evaluation of credit quality and reviews the computation of the loan loss allowance. In evaluating the adequacy of the allowance, management considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors deriving from our history of operations. In addition to our history, management also considers the loss experience and allowance levels of other similar banks and the historical experience encountered by our management and senior lending officers prior to joining us. In addition, regulatory agencies, as an integral part of their examination process, periodically review allowance for loan losses and may require us to make additions for estimated losses based upon judgments different from those of management.
Management uses the risk-grading program, as described under “Asset Quality,” to facilitate evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. Generally, we do not engage in significant lease financing, highly leveraged transactions or loans to customers domiciled outside the United States.
Management follows a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and the allowance is allocated based on management’s judgment and historical experience.
Acquired loans are recorded at fair value as of the loan’s acquisition date and allowances are recorded for post-acquisition credit quality deterioration. Subsequent to the acquisition date, recurring analyses are performed on the credit quality of acquired loans to determine if expected cash flows have changed. Based upon the results of the individual loan reviews, revised impairment amounts are calculated which could result in additional allowance for loan losses.
A loan is considered to be impaired under GAAP when, based upon current information and events, it is probable we will be unable to collect all amounts due according to the contractual terms of the loan. We calculate a specific reserve for each loan that has been deemed impaired, which include nonaccrual loans and TDRs. The amount of the reserve is based on the present value of expected cash flows discounted at the loan’s effective interest rate, and/or the value of collateral. If foreclosure is probable or the loan is collateral dependent, impairment is measured using the fair value of the loan’s collateral, less estimated costs to sell.
The allowance for loan losses was $8.6 million at September 30, 2021, an increase of $0.7 million from $7.9 million at September 30, 2020. The ratio of the allowance for loan losses to total portfolio loans was 0.69% and 1.09% at September 30, 2021 and 2020, respectively.
The allowance for loan losses was $7.9 million at September 30, 2020, an increase of $0.8 million from $7.1 million at September 30, 2019. The increase is largely the result of additional estimated probable incurred losses resulting from economic concerns related to the COVID-19 pandemic.
We experienced $0.3 million in net charge-offs during the year ended September 30, 2021, a decrease compared to net charge-offs of $0.5 million during the year ended September 30, 2020. We recorded an immaterial amount of recoveries during the years ended September 30, 2021 and 2020, respectively.

The following table presents the allocation of the allowance for loan losses by loan category for the periods presented:
	At September 30,
	2021		2020		2019		2018		2017
(in thousands)	Amount	% of Gross Loans	Amount	% of Gross Loans	Amount	% of Gross Loans	Amount	% of Gross Loans	Amount	% of Gross Loans
Residential real estate	$4,155	0.94%	$5,103	1.12%	$4,647	1.00%	$4,363	1.17%	$2,659	1.12%
Multi-family	2,433	0.91%	1,506	1.10%	1,215	0.87%	1,478	1.12%	1,422	1.18%
Commercial real estate	1,884	0.54%	1,221	1.07%	1,193	1.10%	500	1.03%	651	1.10%
Commercial and industrial	79	0.05%	38	0.18%	75	1.02%	152	2.26%	62	1.08%
Construction	—	—	—	—	—	—	—	—	—	—
Consumer	1	9.09%	1	4.17%	13	2.59%	—	—	1	1.16%
Total allowance for loan losses	$8,552	0.69%	$7,869	1.08%	$7,143	0.99%	$6,493	1.16%	$4,795	1.13%
The following table presents information related activity in the allowance for loan losses for the periods presented:
(in thousands)	2021	2020	2019	2018	2017
Beginning balance	$7,869	$7,143	$6,493	$4,795	$3,419
Provision for loan losses	1,000	1,250	650	1,698	1,376
Charge-Offs:
Residential real estate	(267)	—	—	—	—
Multi-family	(32)	—	—	—	—
Commercial real estate	(30)	(224)	—	—	—
Commercial and industrial	—	(300)	—	—	—
Construction	—	—	—	—	—
Consumer	—	—	—	—	—
Total loan charge-offs	(329)	(524)	—	—	—
Recoveries:
Commercial and industrial	12	—	—	—	—
Total recoveries	12	—	—	—	—
Total net charge-offs	(317)	(524)	—	—	—
Ending balance	$8,552	$7,869	$7,143	$6,493	$4,795
Allowance for loan losses to total loans held-for-investment(1)(2)	0.69%	1.09%	0.99%	1.16%	1.13%
Net charge-offs to average loans held-for-investment	0.03%	0.07%	0.00%	0.00%	0.00%

(1)
Calculation includes $140.4 million and $17.2 million of PPP loans at September 30, 2021 and 2020, respectively.

(2)
Includes $426.6 million of loans acquired from Savoy that do not carry an allowance for loans losses as of September 30, 2021

Sources of Funds and Liquidity
Liquidity management is defined as both our and the Bank’s ability to meet our financial obligations on a continuous basis without material loss or disruption of normal operations. These obligations include the withdrawal of deposits on demand or at their contractual maturity, the repayment of borrowings as they mature, funding new and existing loan commitments and the ability to take advantage of business opportunities as they arise. Asset liquidity is provided by short-term investments, such as fed funds sold, the marketability of securities available-for-sale and interest-bearing deposits due from the Federal Reserve Bank of New York, Federal Home Loan Bank (the “FHLB”) and correspondent banks, which totaled $166.5 million and $80.2 million at September 30, 2021 and 2020, respectively. These liquid assets may include assets that have been pledged primarily against municipal deposits or borrowings. Liquidity is also provided by the maintenance of a base of core deposits, cash and non-interest-bearing deposits due from banks, the ability to sell or pledge marketable assets and access to lines of credit.
Liquidity is continuously monitored, thereby allowing management to better understand and react to emerging balance sheet trends, including temporary mismatches with regard to sources and uses of funds. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost. These funds can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect our ability to meet liquidity needs, including variations in the markets served, loan demand, asset/liability mix, reputation and credit standing in our markets and general economic conditions. Borrowings and the scheduled amortization of investment securities and loans are more predictable funding sources. Deposit flows and securities prepayments are somewhat less predictable as they are often subject to external factors. Among these are changes in the local and national economies, competition from other financial institutions and changes in market interest rates.
The Liquidity and Wholesale Funding Policy of the Bank establishes specific policies and operating procedures governing liquidity levels to assist management in developing plans to address future and current liquidity needs. Management monitors the rates and cash flows from the loan and investment portfolios while also examining the maturity structure and volatility characteristics of liabilities to develop an optimum asset/liability mix. Available funding sources include retail, commercial and municipal deposits, purchased liabilities and stockholders’ equity.
Deposits
We provide a range of deposit services, including non-interest bearing demand accounts, interest-bearing demand and savings accounts, money market accounts and time deposits. These accounts generally pay interest at rates established by management based on competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. Deposits continue to be our primary funding source.
Total deposits at September 30, 2021 were $1.16 billion, an increase of $499.9 million from total deposits of $664.8 million at September 30, 2020. This increase is deposits was primarily the result of the acquisition of Savoy.
The following is our average deposits and weighted-average interest rates paid thereon for the past two fiscal years:
	Year Ended September 30,
	2021		2020		2019
(in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand	$128,540	0.00%	$72,007	0.00%	$46,132	0.00%
Savings	48,995	0.20%	41,223	0.45%	25,688	1.01%
NOW	153,595	0.26%	37,774	0.63%	40,764	0.86%
Money market	131,406	0.30%	100,109	1.02%	93,621	2.03%
Time deposits	380,473	1.00%	418,384	2.19%	302,124	2.23%
Total average deposits	$843,009	0.56%	$669,497	1.59%	$508,329	1.82%
As discussed previously, during fiscal year 2021 We made the strategic decision to allow higher cost consumer deposits to run-off and replace these funding sources with municipal deposits, which have a significantly lower average interest rate. We had total wholesale deposits of $350.5 million at September 30,

2021, which comprised 30.1% of total deposits, an increase from $14.9 million, or 2.2% of total deposits, at September 30, 2020. These lower rates were partially offset by deposits acquired from Savoy, which have a higher average rate.
The following table sets forth the contractual maturities of time deposits of $100,000 or more for the periods presented:
	September 30,
(in thousands)	2021	2020	2019
Three months or less	$69,530	$59,075	$38,372
Over three months through six months	66,506	73,907	30,459
Over six months through 12 months	51,485	83,940	94,411
Over 12 months	90,603	39,111	84,311
Total	$278,124	$256,033	$247,553
Borrowings
The total carrying value of our borrowings was $184.2 million at September 30, 2021, an increase of $84.1 million from $100.1 million at September 30, 2020. At September 30, 2021, $15.0 million of these borrowings were classified as short-term, while the remaining was classified as long-term. Short-term borrowings are comprised of short-term FHLB advances, securities sold under agreements to repurchase and Federal funds purchased. Many short-term funding sources, particularly Federal funds purchased and securities sold under agreements to repurchase, are expected to be reissued and, therefore, do not represent an immediate need for cash. Long-term funding is comprised of long-term FHLB advances, subordinated notes and junior subordinated debentures. We will prepay FHLB advances from time to time as funding needs change. See Note 8, “Borrowings” to the accompanying Consolidated Financial Statements contained in Item 8 for additional details.
In October 2020, we completed the private placement of $25.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due in 2030. The Notes will initially bear interest, payable semi-annually, at the rate of 5.00% per annum, until October 15, 2025. From and including October 15, 2025, the interest rate applicable to the outstanding principal amount due will reset quarterly to the then current three-month secured overnight financing rate plus 487.4 basis points. We may, at our option, beginning with the interest payment date of October 15, 2025 but not generally prior thereto, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, subject to the receipt of any required regulatory approval. The Notes are not subject to redemption at the option of the holder. We used a portion of the net proceeds to pay off the existing holding company note in October 2020 and intend to use the remainder of the net proceeds for acquisition financing and general corporate purposes, including contributing equity capital to the Bank.
At September 30, 2021, we had access to approximately $432.7 million in FHLB lines of credit for overnight or term borrowings, of which $42.0 million in term borrowings were outstanding. At September 30, 2021, approximately $55.0 million in unsecured lines of credit extended by correspondent banks were also available to be utilized, if needed, for short-term funding purposes. No borrowings were outstanding under lines of credit with correspondent banks at September 30, 2021.
Off-Balance Sheet Arrangements
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer. Collateral required varies, but may include accounts receivable, inventory, equipment, real estate and income-producing commercial properties. At September 30, 2021 and 2020, commitments to originate loans and commitments under unused lines of credit for which the Bank is obligated amounted to approximately $105.7 million and $28.6 million, respectively. This increase was primarily attributable to the acquisition of Savoy.
Letters of credit are conditional commitments guaranteeing payments of drafts in accordance with the terms of the letter of credit agreements. Commercial letters of credit are used primarily to facilitate trade or commerce and are also issued to support public and private borrowing arrangements, bond financing and similar transactions. Collateral may be required to support letters of credit based upon management’s evaluation of the creditworthiness of each customer. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At September 30, 2021 and 2020, letters of credit outstanding were approximately $0.8 million and $0.2 million, respectively.
Contractual Obligations
The following table summarizes contractual obligations to make future payments as of September 30, 2021:
	Payments Due by Period
(in thousands)	Less than One Year	More Than One Year but Less than Three Years	More Than Three Years but Less than Five Years	After Five Years	Total
Time deposits	$277,431	$74,307	$25,106	$992	$377,836
Subordinated debentures				24,513	24,513
FHLB borrowings	4,000	30,900	7,080		41,980
FRB borrowings	10,980		106,682		117,662
Operating leases	1,886	3,869	3,572	4,729	14,056
Standby letters of credit	786				786
Unused lines of credit(1)	5,109	266	2	5,316	10,693
Total contractual obligations	$300,192	$109,342	$142,442	$35,550	$587,526

(1)
Excludes those unconditionally cancellable

Capital Resources
Total stockholders’ equity was $122.5 million at September 30, 2021, an increase of $44.5 million from stockholders’ equity of $78.0 million at September 30, 2020. The increase was primarily due to the 1.4 million common shares issued as consideration in connection with the acquisition of Savoy.
We are subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and the regulatory framework for prompt corrective action prescribe specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. We use our capital primarily for our lending activities as well as acquisitions and expansions of our business and other operating requirements.

The Bank capital level is characterized as “well-capitalized” under the Basel III Capital Rules. A summary of the Bank’s regulatory capital amounts and ratios are presented below:
	September 30,
(in thousands)	2021	2020	2019
Total capital	$132,554	$95,079	$89,295
Tier 1 capital	123,666	89,275	83,424
Common equity tier 1 capital	123,666	89,275	83,424
Total capital ratio	15.59%	20.57%	19.07%
Tier 1 capital ratio	14.54%	19.32%	17.81%
Common equity tier 1 capital ratio	14.54%	19.32%	17.81%
Tier 1 leverage ratio	9.45%	11.22%	10.47%
Under a policy of the FRB, holding companies, including us, with less than $3.0 billion in consolidated assets are not subject to consolidated capital requirements.

BUSINESS
Business Overview
We are a New York corporation which, in 2016, became the holding company for Hanover Community Bank (the “Bank”) a New York-chartered community commercial bank focusing on highly personalized and efficient services and products responsive to local needs. The Bank operates as a locally headquartered, community-oriented bank serving customers throughout the New York metro area from offices in Nassau, Queens, Kings (Brooklyn) and New York (Manhattan) Counties, New York, and Freehold, Monmouth County, New Jersey. We also have an administrative office in Hauppauge, Suffolk County New York which helps service our municipal deposit customers. As of December 31, 2021, we had total assets of $1.5 billion, total deposits of $1.2 billion and total stockholders’ equity of $129.4 million.
The Bank was originally organized in 2009, with a focus on serving the South Asian community in Nassau County. After incurring financial and regulatory setbacks, the Bank was recapitalized in 2012 by a group led by our current Chairman and CEO Michael Puorro and current members of our Board of Directors, which we refer to as the 2012 recapitalization. Following the 2012 recapitalization and hiring of Michael Puorro, the Bank adopted a strategic plan focused on providing differentiated consumer and commercial banking services to clients in the western Long Island markets and New York City boroughs, particularly the Queens and Brooklyn markets. As a result, the Bank has grown its balance sheet significantly both through organic loan and deposit growth, as well as highly-opportunistic acquisitions. The Bank’s management team has utilized their strong local community ties along with their experience with both federal and New York bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base.
As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (“FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a New York State chartered bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation (“FDIC”).
Our goal is to build the premier community bank franchise serving consumers and small to mid-size businesses in the New York City metro area and western Long Island. We believe our nimble and dynamic business model has significant advantages over larger competitors, and that we further differentiate ourselves by focusing on multiple niche areas. Our goal is to continue to penetrate the potential customer bases in each of these niche areas.
With the Savoy acquisition, we have expanded our commercial banking capabilities significantly, with a particular focus on small business clients and SBA lending. Our one- to four-family residential mortgage segment has a particular niche focus on non-conforming loans, primarily secured by both owner-occupied and investment properties. The segment has proven particularly appealing to Asian American borrowers in the New York City boroughs. We offer a variety of deposit accounts to both businesses and consumers through our branch network, which we believe complements our niche lending efforts. Additionally, we have expanded our deposit products to include a full line of municipal banking accounts, which is allowing us to capture additional customers in our operating footprint.
We believe the local economies in our geographic footprint offer us significant growth opportunities that we can capitalize on through our focus on personalized service, our ability to realize greater economies of scale than smaller community banks, and our ability to provide better and more responsive service than larger regional banks.
Merger with Savoy Bank
Prior to our May 2021 merger, Savoy was a New York state chartered commercial bank with a single office located in Midtown Manhattan, New York City. As of May 26, 2021 (the date of acquisition), Savoy had total assets of $648.4 million, total loans of $573.1 million, and total deposits of $340.2 million.
Savoy was a privately held commercial bank founded to provide small business owners in and around New York City with unparalleled service and financial products. Located at 600 Fifth Avenue, Rockefeller

Center, New York, NY, Savoy specialized in working with customers across a wide range of industries to understand and fulfill their deposit and lending needs. Combining technology and expertise, Savoy offered a comprehensive suite of business accounts and deposit services and a spectrum of creative lending solutions, including through SBA 7(a), SBA 504 and United States Department of Agriculture lending programs.
We will continue to operate Savoy’s single midtown Manhattan branch office, which will become the focal point and headquarters for our business development efforts in the New York City market.
As part of the Savoy merger, Mr. Metin Negrin, Savoy’s Chairman, and Ms. Elena Sisti, founder of Savoy and a member of its Board of Directors, joined the Boards of Directors of Hanover and the Bank. In addition, as previously noted, Mr. McClelland Wilcox, who was Savoy’s President and CEO prior to the merger, joined the Bank as Senior Executive Vice President, Head of Commercial Lending and Chief Revenue Officer.
Lending Activities
Our lending strategy is to maintain a broadly diversified loan portfolio based on the type of customer (i.e., businesses versus individuals), type of loan product (e.g., owner occupied commercial real estate, commercial loans, etc.), geographic location and industries in which our business customers are engaged (e.g., manufacturing, retail, hospitality, etc.). We principally focus our lending activities on loans that we originate from borrowers located in our market areas. We seek to be the premier provider of lending products and services in our market areas and serve the credit needs of high-quality business and individual borrowers in the communities that we serve. We offer personal and commercial business loans on a secured and unsecured basis, SBA guaranteed loans, revolving lines of credit, commercial mortgage loans, and one- to four-family non-qualified mortgages secured by primary and secondary residences that may be owner occupied or investment properties, home equity loans, bridge loans and other personal purpose loans.
Residential real estate.   We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through broker referrals or through our branch network or retail channel to accommodate the needs of diverse communities in the New York City MSA. We offer multiple products, including our Residential Investor Program (RIP) which is designed specifically for two- to four-family units, which may or may not be owner-occupied. Other one- to four-family credit products include home equity loans and first-time home buyer programs. We take a comprehensive approach to mortgage underwriting, as the average loan-to-value of the portfolio at origination was 55.60% and the average FICO score was 745. The LTV and FICO data is for the Hanover portfolio without giving effect to the acquired Savoy portfolio. Savoy’s residential real estate balances totaled approximately $35 million and represents 8% of the portfolio.
Our one- to four-family residential real estate portfolio is secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Loans held for sale consist primarily of first mortgages on single-family residential properties located in the five Boroughs of New York City and Nassau County, New York.
We originate non-qualified one- to four-family residential mortgage loans both to sell and hold for investment. Single-family residential mortgage loans held for sale are generally sold with the servicing rights released.

Below is a schedule of our residential origination volumes and loans sold to third parties:
	As of or For the Years Ended September 30,
	2017	2018	2019	2020	2021
Residential real estate:
Loans originated	$157,461	$268,283	$334,099	$96,031	$104,567
Loans sold	79,286	134,464	194,978	36,982	36,375
We sell many of these non-qualified single-family residential mortgage loans to other financial institutions, including banks and non-banks. While our loan sales to date have been primarily to one financial institution, we expect to expand our network of purchasers that will acquire our one- to four-family loan products.
Commercial real estate loans.   We offer real estate loans secured by owner occupied and non-owner occupied commercial properties, including 1-4 family properties and multi-family residential properties and construction and land development loans. Our management team has an extensive knowledge of the markets where we operate and our borrowers and focuses on what we believe to be high quality credits with low loan-to-value ratios, income-producing properties with strong cash flow characteristics, and strong collateral profiles. Our loan-to-value policy limits are 75% for commercial real estate loans. The portion of the commercial real estate portfolio, inclusive of multi-family loans, that was originated by Hanover represented 53% of the total commercial real estate portfolio. The portion of the portfolio that was originated by Savoy represented 47% of the total commercial real estate portfolio. The weighted average LTV was 55% for the Hanover portion of the portfolio and was 65% for the Savoy portion of the portfolio. The debt service coverage ratio was 1.59x for the Hanover portion of the portfolio and was 1.56x for the Savoy portion of the portfolio.
Within the commercial real estate portfolio, the multi-family loans are secured primarily by rent controlled/ stabilized multifamily properties located in New York City. The real estate securing our existing non-owner occupied commercial real estate loans is primarily multi-family, mixed-use and commercial properties. Owner-occupied properties include a wide variety of property types, including offices, warehouses, retail centers, and hotels. Our owner-occupied lending efforts were significantly enhanced with the Savoy Merger. Savoy’s lending team had focused on owner-occupied lending to small businesses in the New York City MSA and the broader four state area of New York, New Jersey, Connecticut and Pennsylvania.
Our construction portfolio is small, representing only $11 million in total balances. Our construction and land development loans are comprised of residential construction, commercial construction and land acquisition and development loans. Interest reserves are generally established on real estate construction loans. These loans are typically Prime-based and have maturities of less than 18 months. As of December 31, 2021, our construction loan portfolio was mostly secured by commercial properties, constituting $11million, or 1% of the total portfolio.
Commercial and industrial.   We provide a mix of variable and fixed rate commercial and industrial loans, which we refer to as C&I loans. The loans are typically made to small and medium-sized businesses for working capital needs, business expansions and for trade financing. We extend commercial business loans on an unsecured and secured basis for working capital, accounts receivable and inventory financing, machinery and equipment purchases, and other business purposes. Generally, lines of credit have maturities ranging from twelve to twenty four months, and “term loans” have maturities ranging from five to ten years. C&I loans generally provide for floating interest rates, with interest only payments for lines of credit and monthly payments of both principal and interest for term loans. We expect C&I lending to be a key component of our growth going forward. Prior to the acquisition of Savoy, we had a very limited portfolio of commercial and industrial loans. Savoy brings significant expertise in this area.
As of December 31, 2021, our commercial and industrial loans comprised $110 million, or 9%, of loans.
SBA Loans.   Our SBA loans are both secured by commercial real estate or are C&I loans that are unsecured or secured by business assets. Our entrance into SBA lending, excluding activities related to the PPP, were a direct result of the merger transaction with Savoy. Our acquisition of Savoy including acquiring their SBA portfolio and employees, and infrastructure. We offer mostly SBA 7(a) variable-rate and fixed-rate loans. We originate all loans to hold for investment and move loans to available for sale as management decides which loans to sell. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized manufacturing, wholesale, retail, hotel/motel and service businesses for working capital needs, to finance the purchase of real estate or equipment or business expansions. SBA loans have maturities of up to 25 years, with non-real estate secure loans having maturities of less than 10 years. In addition to real estate, collateral may include inventory, accounts receivable and equipment. SBA loans are originated subject to personal guarantees and may include real estate belonging to guarantors as collateral. We monitor SBA loans by collateral type. From time to time, we will also originate SBA 504 loans, which are real estate backed commercial mortgages where we have the first mortgage and the SBA has the second mortgage on the property. We also, from time-to-time, originate loans guaranteed by the United States Department of Agriculture, which have characteristics that are similar to those of SBA 7(a) loans We originate all such loans through our loan officers and through brokers.
As of December 31 2021, our SBA and other government guaranteed loan portfolio (excluding loans related to the PPP) totaled $81 million of which $16 million is guaranteed by the SBA and $65 million is unguaranteed, and of which $72 million is secured by real estate and $9 million is unsecured or secured by business assets. We monitor the unguaranteed portfolio by type of real estate collateral. As of December 31, 2021, 54% or $43 million of SBA loans are secured by hotel/motels; 5% or $4 million by retailers, including restaurants. We further analyze the unguaranteed portfolio by location. As of December 31, 2021, 28% or $22 million is located in New York; 38% or $31 million is located in New Jersey; 14% or $11 million is located in Pennsylvania; and 20% or $16 million located in other states.
Securities
We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:
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provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

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serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes; and

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serve as a tool for modifying our interest rate risk profile pursuant to our established policies.

Our investment portfolio is comprised primarily of U.S. government agency securities, corporate note securities and mortgage-backed securities backed by government-sponsored entities.
We also purchase subordinated debentures of other community banks in limited amounts not to exceed 10% of assets in the aggregate and no more than 15% of the Bank’s total capital and surplus in any one individual issuer. Most of these debentures have a fixed rate for five years then float to a spread over a market reference rate. The subordinated debentures portfolio totaled $7.0 million at December 31, 2021.
Our investment policy is reviewed annually by our Board of Directors. Overall investment goals are established by our Board, CEO, CFO and members of our ALCO. Our Board of Directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CEO and CFO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.
Deposits & Funding
Checking accounts consists of both retail and business demand deposit products. NOW accounts consist of both retail and business interest-bearing transaction accounts that have minimum balance requirements. Money market accounts consist of products that provide a market rate of interest to depositors but have limited check writing capabilities. Our savings accounts consist of statement type accounts. Time deposits consist of certificates of deposit, including those held in IRA accounts, and brokered certificates of deposit.
We have also begun a municipal banking business, which we believe has to potential to produce a significant level of deposits and cost effective rates. The business provides banking services to public municipalities, including counties, cities, towns, and school districts throughout the Long Island area (primarily Nassau County and Suffolk County). This effort is being led by Michael Locorriere, EVP and Chief Municipal Officer. Mr. Locorriere has more than thirty years of banking and government experience and prior to joining the Bank in November 2020, Mr. Locorriere previously served as EVP & Director of Municipal Banking at a recently consolidated competitor in the Long Island market. We believe this effort is differentiated in that the customers are long-term relationships of our team and are not transactional in nature. Furthermore, our focus is banking municipalities that are core to our branch footprint and where our brand resonates. This initiative is also consistent with our branch-lite and highly efficient approach to growing our balance sheet. The team and relationships we have allow us to compete throughout the Long Island market without the expense constraints of physical locations.
Deposits serve as the primary source of funding for our interest-earning assets, but also generate non-interest revenue through insufficient funds fees, stop payment fees, safe deposit rental fees, foreign ATM fees and debit card interchange and other miscellaneous fees.
Bank Premises
Hanover Bank owns its administrative headquarters and its Garden City Park branch and leases six other branch locations. Our banking offices are located in Kings, Nassau, New York and Queens Counties in New York. In addition, as Savoy had, prior to the merger, been originating SBA loans to New Jersey borrowers, we opened a branch office in Freehold, New Jersey in March 2022 to better serve this market. Set forth below is certain information about Hanover Bank’s offices:
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Headquarters and Mineola Branch — 80 East Jericho Turnpike, Mineola, New York — this building has a branch on the first floor and Hanover’s corporate and administrative offices on the second and third floors and was opened in 2017.

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Garden City Park Branch — 2131 Jericho Turnpike, Garden City Park, New York — this one story building houses Hanover Bank’s original branch as well as its Loan Servicing Department.

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Flushing Branch — 138-29 39th Avenue, Flushing, New York — this is a ground floor branch opened in 2019.

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Forest Hills Branch — 71-15 Austin Street, Forest Hills, New York — this is a ground floor branch opened in 2017.

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Sunset Park Branch — 5512 8th Avenue, Brooklyn, New York — this three-story building has a branch on the ground floor and administrative offices on the second and third floors and was acquired as part of the CFSB transaction.

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Bowery Branch — 109 Bowery, New York, New York — this three-story building has a branch on the ground floor and administrative offices on the second and third floors and was acquired as part of the CFSB transaction.

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Rockefeller Center Branch — 600 5th Avenue, New York, New York — this is a branch located on the 17th floor of a 26 floor commercial building and was acquired as part of the Savoy transaction.

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Freehold — 4400 Route 9, Freehold, New Jersey — this branch and administrative office is located on the second floor of three-story commercial office building.

Legal Proceedings
From time to time we are party to various litigation matters incidental to the conduct of our business. We are not presently party to any such legal proceeding the resolution of which we believe would have a material adverse effect on our business, operating results, financial condition or cash flow.

SUPERVISION AND REGULATION
General
The Bank is a bank chartered under the laws of the state of New York. Its deposits are insured under the Deposit Insurance Fund, or the DIF, of the FDIC up to applicable legal limits, but it is not a member of the Federal Reserve System. The lending, investment, deposit-taking, and other business authority of the Bank is governed primarily by state and federal law and regulations and the Bank is prohibited from engaging in any operations not authorized by such laws and regulations. The Bank is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the DFS and the FDIC, its primary federal regulator. The regulatory structure establishes a comprehensive framework of activities in which a non-member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.
We are a bank holding company, due to our control of the Bank, and are therefore subject to the requirements of the Bank Holding Company Act of 1956, as amended, and regulation and supervision by the Board of Governors of the Federal Reserve System, or FRB. We file reports with and are subject to periodic examination by the FRB. Any change in the applicable laws and regulations could have a material adverse impact on us and the Bank and our operations and our shareholders.
On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act, or the Economic Growth Act, was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street and Consumer Protection Act, or the Dodd-Frank Act. While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion. Many of these changes could result in meaningful regulatory changes for banks and their holding companies. In addition, the Economic Growth Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule, mortgage disclosures and risk weights for certain high-risk commercial real estate loans.
The following is a summary of some of the laws and regulations applicable to us and the Bank. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.
Bank Regulation
Loans and Investments
State commercial banks and trust companies have authority to originate and purchase any type of loan, including commercial, commercial real estate, residential mortgages or consumer loans. Aggregate loans by a state commercial bank or trust company to any single borrower or group of related borrowers are generally limited to 15% of the Bank’s capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.
Federal and state law and regulations limit the Bank’s investment authority. Generally, a state non-member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state non-member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. “Investment securities” are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature.
Lending Standards and Guidance
The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators’ Interagency Guidelines for Real Estate Lending Policies.
The FDIC, the Office of the Comptroller of the Currency, or OCC, and the FRB have also jointly issued the “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” or the CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but rather reinforces and enhances these agencies’ existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if  (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.
Federal Deposit Insurance
The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. The Bank’s deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.
The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution’s assessment rate depends upon the perceived risk of the institution to the DIF, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 1.5 to 30 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking.
The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of the Bank. We cannot predict what deposit insurance assessment rates will be in the future.
The FDIC may terminate the insurance of an institution’s deposits upon finding that the institution has engaged in unsafe and unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Bank knows of no practice, condition or violation that might lead to termination of its deposit insurance.
Capitalization
The Bank is subject to risk-based and leverage capital standards by which all banks are evaluated in terms of capital adequacy. Federal banking agencies have broad powers to take corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized”, “significantly undercapitalized,” or “critically undercapitalized.” FDIC rules define these five capital categories. Under current FDIC regulations, a bank is deemed to be “well capitalized” if the bank has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 8% or greater, has a common equity tier 1 capital ratio of 6.5% or greater, has a leverage ratio of 5% or greater, and is not subject to any order or final capital directive by the FDIC to meet and maintain a specific capital level for any capital measure. A bank may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it received an unsatisfactory safety and soundness examination rating. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. As of December 31, 2021, the Bank was a “well-capitalized” bank, as defined by its primary federal regulator.
Each of the bank regulatory agencies have issued rules that amend their capital guidelines for interest rate risk and require such agencies to consider in their evaluation of a bank’s capital adequacy, the exposure of a bank’s capital and economic value to changes in interest rates. These rules do not establish an explicit supervisory threshold. The agencies intend, at a subsequent date, to incorporate explicit minimum requirements for interest rate risk into their risk based capital standards and have proposed a supervisory model to be used together with bank internal models to gather data and hopefully propose, at a later date, explicit minimum requirements.
The United States is a member of the Basel Committee on Banking Supervision, or the Basel Committee, that provides a forum for regular international cooperation on banking supervisory matters. The Basel Committee develops guidelines and supervisory standards and is best known for its international standards on capital adequacy. In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, officially identified by the Basel Committee as “Basel III.” In July 2013, the US bank regulatory agencies published final rules to implement the Basel III capital framework and revise the framework for the risk-weighting of assets. The Basel III rules, among other things, narrow the definition of regulatory capital. As of January 1, 2019, Basel III requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III also provides for a “countercyclical capital buffer,” an additional capital requirement that generally is to be imposed when national regulators determine that excess aggregate credit growth has become associated with a buildup of systemic risk, in order to absorb losses during periods of economic stress. Banking institutions that maintain insufficient capital to comply with the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Additionally, the Basel III framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests, including a liquidity coverage ratio, or LCR, designed to ensure that the banking entity maintains a level of unencumbered high-quality liquid assets greater than or equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario, and a net stable funding ratio, or NSFR, designed to promote more medium and long-term funding based on the liquidity characteristics of the assets and activities of banking entities over a one-year time horizon. The LCR rules do not apply to us due to our asset size. The federal regulatory agencies have not yet proposed rules to implement the NSFR.
The final rules apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $3.0 billion or more, and top-tier savings and loan holding companies, referred to as banking organizations. As finally implemented, Basel III requires banking organizations to maintain: (a) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%; (b) a minimum ratio of tier 1 capital to risk- weighted assets of at least 6.0%; (c) a minimum ratio of total (that is, tier 1 plus tier 2) capital to risk- weighted assets of at least 8.0%; and (d) a minimum leverage ratio of 3.0%, calculated as the ratio of tier 1 capital balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). In addition, the rules also limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” of 2.5%, effectively raising the foregoing capital requirements by 2.5%.
As a result of the capital conservation buffer rules, if the Bank fails to maintain the required minimum capital conservation buffer, the Bank may be unable to make capital distributions to us, which could negatively impact our ability to pay dividends, service debt obligations or repurchase common stock. In addition, such a failure could result in a restriction on our ability to pay certain cash bonuses to executive officers, negatively impacting our ability to retain key personnel. As of December 31, 2021, our current capital levels and those of the Bank meet the applicable minimum capital requirements, including capital conservation buffer, as prescribed in the Basel III capital rules.

As a result of the Economic Growth Act, banking regulatory agencies adopted a revised definition of “well capitalized” for financial institutions and holding companies with assets of less than $10 billion and that are not determined to be ineligible by their primary federal regulator due to their risk profile, which is referred to as a Qualifying Community Bank. The new definition expanded the ways that a Qualifying Community Bank may meet its capital requirements and be deemed “well capitalized.” The new rule establishes a community bank leverage ratio, or CBLR, equal to the tangible equity capital divided by the average total consolidated assets. Regulators have established the CBLR to be set at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act, signed into law in response to the COVID-19 pandemic, temporarily reduced the CBLR to 8%.
A Qualifying Community Bank that meets the CBLR is considered to be well capitalized and to have met generally applicable leverage capital requirements, generally applicable risk-based capital requirements, and any other capital or leverage requirements to which such financial institution or holding company is subject.
The Bank did not elect into the CBLR framework and, at December 31, 2021, the Bank’s capital exceeded all applicable requirements.
Safety and Soundness Standards
Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. The FDIC also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to the bank). The guidance generally requires the Bank to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to the limit the risks to the Bank.
Prompt Corrective Regulatory Action
Federal law requires that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.
The final rule that increased regulatory capital standards also adjusted the prompt corrective action tiers as of January 1, 2015 to conform to the revised capital standards. As described above, the Bank has not elected to follow the CBLR so the generally applicable prompt corrective action requirements remain applicable to the Bank. Under prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as “well capitalized:” total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a common equity tier 1 capital ratio of 6.5% or greater, a leverage ratio of 5% or greater, and not subject to any order or final capital directive by the FDIC to meet and maintain a specific capital level for any capital measure.
Non-member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is “undercapitalized” (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” A “significantly undercapitalized” bank is subject to additional restrictions. Non-member banks deemed by the FRB or FDIC to be “critically undercapitalized” also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.
Dividends
Under federal and state law and applicable regulations, a non-member bank may generally declare a dividend, without approval from the DFS, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the DFS. To pay a cash dividend, a non-member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.
Incentive Compensation Guidance
The FRB, OCC, FDIC, other federal banking agencies and DFS have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including non-member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor, which for the Bank is the FDIC and us is the FRB, may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators’ policies on incentive compensation are likely to continue evolving.
Transactions with Affiliates and Insiders
Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.
An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a “financial subsidiary” under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus. There is an aggregate limit of 20% of the bank’s capital stock and surplus for such transactions with all affiliates. The term “covered transaction” includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any “low quality asset” from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.
A bank’s loans to its executive officers, directors, any owner of more than 10% of its stock (each, an insider) and certain entities affiliated with any such person (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB’s Regulation O. The aggregate amount of a bank’s loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to non-member banks. Aggregate loans by a bank to its insiders and insiders’ related interests may not exceed 15% of the bank’s unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank’s loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank’s unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the Board of Directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider’s related interests, would exceed the higher of $25,000 or 5% of the bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.
Enforcement
The DFS and the FDIC have extensive enforcement authority over non-member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FDIC may also appoint a conservator or receiver for a non-member bank under specified circumstances, such as where (i) the bank’s assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors’ demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law of regulation or unsafe or unsound practices. Separately, the Superintendent of the DFS also has the authority to appoint a receiver or liquidator of any state-chartered bank or trust company under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.
Federal Reserve System
Under federal law and regulations, the Bank is required to maintain sufficient liquidity to ensure safe and sound banking practices. Regulation D, promulgated by the FRB, imposes reserve requirements on all depository institutions, including the Bank, which maintain transaction accounts or non-personal time deposits. In March 2020, due to a change in its approach to monetary policy due to the COVID-19 pandemic, the FRB implemented a final rule to amend Regulation D requirements and reduce reserve requirement ratios to zero. The FRB has indicated that it has no plans to re-impose reserve requirements but may do so in the future if conditions warrant.
Examinations and Assessments
The Bank is required to file periodic reports with and is subject to periodic examination by the DFS and FDIC. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Bank is required to pay an annual assessment to the DFS and FDIC to fund the agencies’ operations.
Community Reinvestment Act and Fair Lending Laws
Federal Regulation
Under the Community Reinvestment Act, or CRA, as implemented by the FDIC, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FDIC to assess the Bank’s record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank’s CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent examination, the Bank was rated “Satisfactory” with respect to its CRA compliance.
New York State Regulation
The Bank is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest New York State CRA rating received by the Bank is “Satisfactory.”
USA PATRIOT Act and Money Laundering
The Bank is subject to the Bank Secrecy Act, or BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.
Among other things, Title III of the USA PATRIOT Act and the related regulations require:
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establishment of anti-money laundering compliance programs that includes policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

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filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

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establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

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in certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

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monitoring account activity for suspicious transactions; and

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a heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.
The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions engaging in a merger transaction, federal bank regulatory agencies must consider the effectiveness of the financial institution’s efforts to combat money laundering activities. The Bank has adopted policies and procedures to comply with these requirements.
Privacy Laws
The Bank is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Bank to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Bank to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.
Consumer Finance Regulations
The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Bank is subject to the CFPB regulations, because it has less than $10 billion in total consolidated assets, the FDIC and the DFS are responsible for examining and supervising the Bank’s compliance with these consumer financial laws and regulations. In addition, the Bank is subject to certain state laws and regulations designed to protect consumers.
The Coronavirus Aid, Relief and Economic Security Act
The CARES Act, which became law on March 27, 2020, provided over $2 trillion to combat the coronavirus disease (COVID-19) and stimulate the economy. The law had several provisions relevant to financial institutions, including:
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allowing institutions not to characterize loan modifications relating to the COVID-19 pandemic as a troubled debt restructuring and also allowing them to suspend the corresponding impairment determination for accounting purposes;

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temporarily reducing the community bank leverage ratio alternative available to institutions of less than $10 billion of assets to 8%;

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the establishment of the PPP, a specialized low-interest forgivable loan program funded by the U.S. Treasury Department and administered through the SBA’s 7(a) loan guaranty program to support businesses affected by the COVID-19 pandemic; and

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the ability of a borrower of a federally-backed mortgage loan (VA, FHA, USDA, Freddie Mac and Fannie Mae) experiencing financial hardship due, directly or indirectly, to the COVID-19 pandemic, to request forbearance from paying their mortgage by submitting a request to the borrower’s servicer affirming their financial hardship during the COVID-19 emergency. Such a forbearance could be granted for up to 180 days, subject to extension for an additional 180-day period upon the request of the borrower. During that time, no fees, penalties or interest beyond the amounts scheduled or calculated as if the borrower made all contractual payments on time and in full under the mortgage contract could accrue on the borrower’s account. Except for vacant or abandoned property, the servicer of a federally-backed mortgage was prohibited from taking any foreclosure action, including any eviction or sale action, for not less than the 60-day period beginning March 18, 2020, extended by federal mortgage-backing agencies to at least September 30, 2021.

Other Regulations
The Bank’s operations are also subject to federal laws applicable to credit transactions, such as:
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the Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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the Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

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the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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the Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

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the Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

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unfair or Deceptive Acts or Practices laws and regulations;

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the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

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the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

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the operations of the Bank are further subject to the:

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the Truth in Savings Act, which specifies disclosure requirements with respect to deposit accounts;

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the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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the Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

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he Check Clearing for the 21st Century Act (also known as Check 21), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

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state unclaimed property or escheatment laws; and

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cybersecurity regulations, including but not limited to those implemented by DFS.

Holding Company Regulation
General
As a bank holding company controlling the Bank, we are subject to regulation and supervision by the FRB under the BHCA. We are periodically examined by and required to submit reports to the FRB and must comply with the FRB’s rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.
Permissible Activities
A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.
The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A “financial holding company” may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. We have not elected “financial holding company” status.
Capitalization
Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the for the Bank. Federal legislation, however, required the FRB to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the FRB has provided a “Small Bank Holding Company” exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the FRB have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies, including us, with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the FRB.
Source of Strength
Section 616 of the Dodd-Frank Act codified the FRB’s “source-of-strength” doctrine for bank subsidiaries of bank holding companies. The FRB has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution’s distress. Under this regulation, where a bank is experiencing severe financial distress, its parent bank holding company may be required to make financial contributions to the bank.
Dividends and Stock Repurchases
The FRB has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with FRB staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.
The regulatory guidance also states that a bank holding company should consult with FRB supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.
There is a separate requirement that a bank holding company give the FRB prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.
These regulatory policies may affect our ability to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition of Control of the Company
Under the Change in Bank Control Act, no person may acquire control of a bank holding company, including us, unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. In January 2020, the Federal Reserve substantially revised its control regulations. Under the revised rule, control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the BHC. Where an investor holds less than 25%, the Federal Reserve provides the following four-tiered approach to determining control: (1) less than 5%; (2) 5%-9.99%; (3) 10%-14.99%; and (4) 15%-24.99%. In addition to the four tiers, the Federal Reserve takes into account substantive activities, including director service, business relationships, business terms, officer/employee interlocks, contractual powers, and proxy contests for directors. The Federal Reserve Board may require the company to enter into passivity and, if other companies are making similar investments, anti-association commitments.
Federal Securities Laws
Our common stock will be registered with the Commission prior to the completion of the stock offering. We will be a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.
Emerging Growth Company Status
The Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” We qualify as an emerging growth company under the JOBS Act.
An “emerging growth company” may choose not to hold shareholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, we will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “non-accelerated filer” and a “smaller reporting company,” respectively, under Commission regulations (generally less than $75 million and $250 million, respectively, of voting and non-voting equity held by non-affiliates or less than $100.0 million in annual revenue). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. We have elected to comply with new or amended accounting pronouncements in the same manner as a private company.
A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

MANAGEMENT
Pursuant to New York law and our Certificate of Incorporation, oversight and supervision is vested in our Board of Directors. Our Certificate of Incorporation provides that number of Directors shall not be less than one (1) and permit the exact number to be determined from time to time by the Board of Directors. Our Bylaws provide for a Board of Directors divided into three (3) classes.
The following table sets forth the names, ages, principal occupations, and business experience during the past five years for all of our directors. Our directors also serve as the directors of Hanover Bank.
Name and Position with Hanover	Age	Principal Occupation for Past Five Years	Term of Office Since — Expires(1)
Michael P. Puorro, Chairman and CEO	62	Chairman and CEO of Hanover and Hanover Bank	2012 – 2022
Varkey Abraham, Director	68	Owner of Shoe Wholesale/Retail Company and Real Estate Investor	2008 – 2024
Robert Golden, Director	58	Founder and CEO of TREO Brands and President of Golden Properties Group LLC	2014 – 2024
Ahron H. Haspel, Director	79	Attorney and Certified Public Accountant, Retired Partner of the law firm of Jones Day and KPMG, LLP	2012 – 2024
Michael Katz, Director	83	Physician, Former President of Ear Nose and Throat Associates of New York, P.C.	2012 – 2023
Metin Negrin, Director	56	Founder, Owner and President of Lexin Capital, a real estate investment, redevelopment and management company, Former Chairman of Savoy Bank	2021 – 2022
Philip Okun, Director	67	Former President of Polimeni International and Chief Operating Officer of Skyline Management; Founding Partner of Realty Connect USA, LLC	2008 – 2023
Elena Sisti, Director	66	Managing Partner of Durel Associates, AGEM LLC, and Riviera Development Corporation, real estate investment and management companies in New Jersey, Founder and Former Director of Savoy Bank	2021 – 2022
John R. Sorrenti, Director	71	Architect, Founder and President of JRS Architect, P.C.	2012 – 2023

(1)
Includes service on Hanover Bank’s Board of Directors prior to the formation of Hanover Bancorp, Inc.

Executive Officers
The following table sets forth the names, ages, positions and term of office of each of the executive officers of Hanover.
Name	Age	Position with Hanover	Term of Office Since — Expires(1)
Brian K. Finneran	64	President	2017
Lance P. Burke	42	Executive Vice President, Chief Financial Officer	2021
Denise Chardavoyne	44	Executive Vice President, Chief Operations Officer	2018
Kevin Corbett	62	Executive Vice President, Chief Credit Officer	2020
Lisa A. Diiorio	58	First Senior Vice President, Chief Accounting Officer	2016
Michael Locorriere	53	Executive Vice President, Chief Municipal Officer	2020
Alice Rouse	56	Executive Vice President, Chief Risk Officer	2017
McClelland Wilcox	50	Senior Executive Vice President, Chief Lending & Revenue Officer	2021

(1)
Executive officers serve at the pleasure of the Board, and do not have set terms of office.

There are no arrangements between any of our directors and any other individuals pursuant to which any director was selected as a director. No director is related to any other director or executive officer by blood, marriage, or adoption. No director is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, except for Ahron Haspel, who serves as a Trustee of the North European Oil Royalty Trust.
The Business Background of Our Directors and Executive Officers
The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.
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Michael P. Puorro, Chairman and Chief Executive Officer — Mr. Puorro has over thirty years of banking experience, with over twenty-five years as a senior executive. Mr. Puorro previously served as the President of a Long Island based community bank, and as the Chief Financial Officer of a large, publicly traded thrift holding company. Prior to joining Hanover, Mr. Puorro was the Co-Chairman and President of Madison National Bancorp, Inc. and Madison National Bank where he was a leading member of Madison’s entrepreneurial group and executive management team. Prior to this, Mr. Puorro served as Executive Vice President and Chief Financial Officer of New York Community Bancorp, Inc. and as Executive Vice President and Chief Financial Officer of Roslyn Bancorp, Inc. Mr. Puorro is a former Board member of the New York Banker’s Association. Mr. Puorro earned a Bachelor of Business Administration degree in Accounting from Dowling College’s School of Professional Accountancy, and in addition to being a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. In May 2012, Mr. Puorro received an Honorary Doctorate Degree in Human Letters from Dowling College. Through his business contacts in our market, Mr. Puorro has been able to attract customers and investors, and his financial expertise is of great value to the Board. In addition, as our senior executive officer, his insight on our operations is invaluable to the Board.

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Robert Golden, Lead Independent Director — Mr. Golden’s family is the legacy co-founder of the Snapple Beverage Corporation which produced one of the nation’s leading flavored beverages. By the time the Company was purchased by the Quaker Oats Company in 1994, it produced annual sales revenue of $700 million. Today, Mr. Golden is the Founder and CEO of TREO Brands, an innovative beverage company focused on plant-based hydration. Mr. Golden is also President of Golden Properties Group LLC which is an active investor in commercial office buildings and retail and residential properties in New York City and the surrounding areas, as well as throughout the Midwest. Prior to forming Golden Properties Group LLC, Mr. Golden was the owner of one of the largest cleaning and security companies in New York (Golden Mark). His company serviced mainly large office buildings and financial institutions. Mr. Golden is a contributor to many charitable organizations and is currently on the Nassau County Police Department Foundation Advisory Board. Mr. Golden attended the University of Bridgeport. Through his business activities, Mr. Golden has a strong sense of business conditions in our market that is invaluable to the Board.
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Varkey Abraham, Director — Mr. Abraham is a founding director of Hanover Community Bank. Mr. Abraham is the principal owner and Chief Executive Officer of the Eric’s Shoe Stores chain in the United States, Abraham and Sons Leather Company and VA Smith Shoe Company International. Further, Mr. Abraham is a real estate investor, serves as Chairman of the Pravasi television channel, and is the President of the Queens Village New York Chamber of Commerce. Mr. Abraham is the former two-term President of the Indo-American Malayalee Chamber of Commerce and also served as a Sabha Council Member for Saint Thomas Mar Thoma Church. Mr. Abraham was born in Kerala, India. Mr. Abraham’s brings to the Board significant management expertise and leadership skills, as well as insight into the experience of locally owned business.

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Ahron H. Haspel, Director — Mr. Haspel is an active investor and an attorney and CPA specialized in the tax area. He retired from Jones Day in January 2011 where he served as a partner specializing in the corporate tax and mergers acquisitions area. Prior to joining Jones Day in February 2005, Mr. Haspel was a partner at KPMG and served on its Board of Directors and in a number of leadership positions. While on the Board of KPMG, Mr. Haspel served on the firm’s Audit, Compensation and Strategic Planning Committees. Mr. Haspel serves as a member of the Board and Trustee of North European Oil Royalty Trust (NRT) a New York stock exchange listed company and serves as Chairman of NRT’s Audit and Compensation Committees. Mr. Haspel is a qualified financial expert for SEC purposes. He earned a Bachelor of Science degree in Accounting from Long Island University, his Juris Doctor from Brooklyn Law School and his LLM degree in Taxation from New York University School of Law. He is a Certified Public Accountant and an active member of the New York Bar. He is also a member of the Board of a number of philanthropic organizations. Mr. Haspel’s extensive legal and accounting background and understanding of finance, and experience with public companies, proves invaluable to the Board.

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Michael Katz, Director — Dr. Katz is an active financial institution investor and highly experienced and accomplished board-certified otolaryngologist. Dr. Katz has been in practice with Ear, Nose, and Throat Associates of New York, P.C. since 1969. For over 35 years, he served as President of the group practice which is one of the largest multi-specialty practices of its kind with offices located throughout Queens, Nassau, Suffolk, and the Bronx. While serving as President, Dr. Katz oversaw a growing practice of over 200 employees in multiple locations including over 30 physicians and physician assistants/nurse practitioners, specializing in otolaryngology, allergy & immunology, facial plastic and reconstructive surgery, audiology, sleep disorders and speech and swallowing disorders. Dr. Katz earned his undergraduate degree from Columbia University and his medical degree from the State University of New York, Downstate. He went on to complete general surgery training at Kings County Hospital in New York and then did his residency in otolaryngology at Manhattan Eye, Ear and Throat Hospital. He is board certified by the American Board of Otolaryngology. Dr. Katz was Chief of Ear, Nose and Throat (“ENT”) at Flushing Hospital and was previously Chief of ENT at New York Hospital Medical Center of Queens. Apart from the medical field, Dr. Katz serves as Co-Chairman of the Fisher Island Condo Board #2, is highly active in the area of environmental issues and is a large contributor to the UJA-Federation of NY. Dr. Katz’ business development capabilities in the Long Island marketplace led the Board to conclude that Dr. Katz should serve as a director.

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Metin Negrin, Director — Mr. Negrin is the Founder and President of Lexin Capital, a private investment, development and management company that manages its own capital along with a global client base and makes direct investments in real estate. The firm has real estate investments in New

York City as well as Florida, Maryland, Arizona and Mexico and had also past investments in France. Mr. Negrin is also active making direct investments in the technology sector, including his investments in Tipalti and Houzz as well as in the banking sector with Savoy Bank. Prior to the sale to Hanover Bank, Mr. Negrin was the Chairman of the Board of Savoy Bank. In addition, Mr. Negrin is the President of the Board of the Allen-Stevenson School, a boys Kindergarten-8 day school of 400 students on the Upper East Side and founded in 1883, as well as Treasurer and Executive Committee Board Member of the American Turkish Society. A graduate of Deutsche Schule High School in Istanbul, Mr. Negrin holds a BS in Economics and a MBA in Finance from NYU Stern School of Business. Mr. Negrin’s management and business experience led the Board to conclude that Mr. Negrin should serve as a director.
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Philip Okun, Director — Mr. Okun is a founding director of Hanover Community Bank. Additionally, he has been Chairman of the Loan Committee since the Bank’s inception. Mr. Okun has been in the commercial real estate industry for more than 30 years. As President of Polimeni International, Mr. Okun was responsible for the Company’s development program in Poland, having completed numerous shopping centers throughout the country. As President of its affiliate company, Skyline Management Corp., he was responsible for the management of a 3,000,000 square foot portfolio of office buildings and shopping centers on Long Island and the east coast. Further, his experience includes redevelopment, leasing, financing, and brokerage. Mr. Okun is a founding partner of Realty Connect USA, LLC. Realty Connect currently has over 800 sales agents in 14 offices on Long Island and Queens. Mr. Okun is a licensed real estate broker in New York and Florida. He is author of the book “Make Money On Main Street” and a licensed sea captain. Mr. Okun earned a Bachelor of Arts degree in education from Fairleigh Dickinson University. Mr. Okun’s experience in the commercial real estate market led the Board to conclude that Mr. Okun should serve as a director.

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Elena Sisti, Director — Ms. Sisti was the founder and chairperson emeritus of Savoy Bank, only the second New York bank established by a woman. Ms. Sisti founded Savoy Bank following a 25-year career at Citibank. Savoy Bank was designated as a Community Development Financial Institution by the U.S. Treasury Department and as a preferred lender by the Small Business Administration. Ms. Sisti is the Managing Partner of a New Jersey based real estate investment and management firm started by her family. She received a B.A. in Economics from Barnard College, Columbia University. Ms. Sisti immigrated to the United States in 1963 from Caracas, Venezuela. Her multicultural background is derived from a Greek-Romanian father, Spanish mother, and having lived on three continents. Ms. Sisti is married to neurosurgeon Dr. Michael B. Sisti and they have three children. Ms. Sisti’s experience in banking and financial services, along with her knowledge of our local community will assist us as we continue to grow.

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John R. Sorrenti, Director — Mr. Sorrenti, FAIA, is Founder and President of JRS Architect, P.C., a full service architectural, interior design and preservation firm serving the greater New York City region. Since its inception in 1986, the firm has received numerous design awards under his leadership. Mr. Sorrenti has served on many committees both for American Institute of Architects (AIA) and National Council of Architectural Registration Board (NCARB) rising to the President of the New York State AIA, Vice President of the National AIA and Regional Director for the NCARB’s national board. Mr. Sorrenti chaired the AIA/College of Fellows’ Regional Representative Program nationally for six years and in 2016 was the Chancellor for the College of Fellows. He remains on the New York State Education Board of Architecture as an Extended Member, previously serving as Chair and is currently Chair of North Hempstead’s Landmarks Commission. In 1991, Mr. Sorrenti helped to form the guidelines for the Americans with Disabilities Act (ADA) and in 1993 assisted with the New York City ADA Code. Mr. Sorrenti has served on the National Architectural Accrediting Board Committee for college accreditation and has performed reviews of his peers for the American Council of Engineering Companies. In 2008, Mr. Sorrenti was presented with the Lifetime Achievement Award from the AIA Long Island Chapter and in 2017 received their Community Service Honor Award. Mr. Sorrenti earned a Bachelor of Architecture degree from New York Institute of Technology (NYIT), a Masters in Architecture from Ohio University, and an MBA from NYIT. Mr. Sorrenti provides the Board with significant leadership and managerial experience, particularly from the perspective of as a locally based business enterprise.

Executive Officers who are not Directors
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Brian K. Finneran, President.   Mr. Finneran has over forty years of experience in the banking industry. Prior to joining us in 2017, Mr. Finneran was the former Executive Vice President and Chief Financial Officer and member of the Board of Directors at Suffolk Bancorp.

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Kevin Corbett, Executive Vice President and Chief Credit Officer.   Mr. Corbett has over thirty-five years of experience in the banking industry. Prior to joining us, Mr. Corbett served as Senior Vice President and Chief Credit Officer of Dime Community Bank and Senior Vice President and Chief Credit Officer of Astoria Bank.

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McClelland (“Mac”) Wilcox, Senior Executive Vice President, Chief Lending & Revenue Officer.   Mr. Wilcox was the former President and Chief Executive officer of Savoy. He has over twenty years of experience as a banking leader and entrepreneur.

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Denise Chardavoyne, Executive Vice President and Chief Operations Officer.   Ms. Chardavoyne has over twenty years of banking experience. Ms. Chardavoyne previously served as Executive Vice President and Chief Information Officer of Amalgamated Bank, and Chief Information Officer at Suffolk County National Bank.

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Michael Locorriere, Executive Vice President and Chief Municipal Officer.   Mr. Locorriere has more than thirty years of banking and government experience. Mr. Locorriere previously served as Executive Vice President & Director of Municipal Banking at Empire National Bank.

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Lance P. Burke, Executive Vice President and Chief Financial Officer.   Mr. Burke has over twenty years of experience in the banking industry. Prior to joining our team, Mr. Burke served as Senior Vice President and Controller of Dime Bank (formerly BNB Bank).

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Alice T. Rouse, Executive Vice President & Chief Risk Officer.   Ms. Rouse has over twenty-five years of banking experience. Prior to joining our team in 2017, she served in various financial and audit capacities at Astoria Bank.

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Lisa A. Diiorio, First Senior Vice President & Chief Accounting Officer.   Ms. Diiorio has over twenty-five years of experience in the banking industry. Prior to joining our team in 2016, Ms. Diiorio served as Vice President and Principal Accounting Officer at Bridgehampton National Bank.

Independence
A majority of the Board consists of individuals who are “independent” under the Nasdaq listing standards. Mr. Michael P. Puorro, our Chairman and CEO, is the only member of our Board who is not independent. In reaching this conclusion, the Board took into account the fact that several members of the Board conduct banking transactions with Hanover Bank. These transactions are in accordance with Federal law and regulation and do not involve risk or beneficial terms beyond those involved in transaction between Hanover Bank and third party customers. Shareholders wishing to communicate directly with the independent members of the Board of Directors may send correspondence to Hanover Bancorp, Inc., Attn.: Robert Golden, Lead Independent Director, 80 East Jericho Turnpike, Mineola, New York 11501.
Diversity Statement
Although we have not adopted a formal policy on diversity, the Board considers diversity when selecting candidates for Board service. When the Board determines there is a need to fill a director position, we begin to identify qualified individuals for consideration. We seek individuals that possess skill sets that a prospective director will be required to draw upon in order to contribute to the Board, including professional experience, education, and local knowledge. While education and skills are important factors, we also consider how candidates will contribute to the overall balance of the Board, so that we will benefit from directors with different perspectives, varying viewpoints and wide-ranging backgrounds and experiences. We view and define diversity in its broadest sense, which includes gender, ethnicity, education, experience and leadership qualities.

Code of Conduct
The Board of Directors has adopted a Code of Conduct governing our Chief Executive Officer and senior financial officers, as required by the Sarbanes-Oxley Act and SEC regulations, as well as the Board of Directors and other senior members of management. Our Code of Business Conduct governs such matters as conflicts of interest, use of corporate opportunity, confidentiality, compliance with law and the like. Our Code of Ethics is available on our website at www.hanoverbank.com.
Board Leadership; Lead Independent Director
The Board of Directors has appointed Mr. Puorro as our Chief Executive Officer and Chairman of the Board. The Board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy and is important in unifying our strategy behind a single vision. Our Board has also appointed Mr. Robert Golden, an independent director, to serve as Lead Independent Director of the Board. As Lead Independent Director, Mr. Robert Golden presides over all Board meetings when the Chairman is not present and presides over meetings of the non-management directors held in executive session. The Lead Independent Director has the responsibility of meeting and consulting with the Chairman and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive Officer and advising him on the efficiency of the Board meetings, and facilitating teamwork and communication between the non-management directors and management.
Risk Oversight
Risk is an inherent part of the business of banking. Risks faced by Hanover Bank include credit risk relating to its loans and interest rate risk related to its entire balance sheet. The Board of Directors oversees these risks through the adoption of policies and by delegating oversight to certain committees, including the Audit Committee and the Loan and Asset/Liability Committees. These committees exercise oversight by establishing a corporate environment that promotes timely and effective disclosure, fiscal accountability and compliance with all applicable laws and regulations.
Committees of Our Board of Directors
Audit Committee.   We maintain an Audit Committee. The Audit Committee is responsible for the selection of the independent registered public accounting firm for the annual audit and to establish, and oversee the adherence to, a system of internal controls. The Audit Committee reviews and accepts the reports of our independent auditors and regulatory examiners. The Audit Committee arranges for an annual audit through its registered independent public accounting firm, evaluates and implements the recommendations of the auditors as well as interim audits performed by our outsourced internal auditors, receives all reports of examination by bank regulatory agencies, analyzes such regulatory reports, and reports to the Board the results of its analysis of the regulatory reports. The Audit Committee met five times during fiscal 2021. The Board of Directors has adopted a written charter for the Audit Committee which is available on our website at www.hanoverbank.com. The Audit Committee currently consists of Directors Ahron H. Haspel (Chair), Michael Katz, Metin Negrin, Philip Okun, and Elena Sisti, all of whom are “independent” under the Nasdaq listing standards and meet the independence standards of the Sarbanes-Oxley Act.
Compensation Committee.   The Compensation Committee consists of Directors Robert Golden (Chair), Ahron H. Haspel, Michael Katz, Metin Negrin, Philip Okun, and John R. Sorrenti. Each member of the Compensation Committee is independent, as such term is defined in the Nasdaq listing standards. The purpose of the Compensation Committee is to review senior management’s performance and determine compensation, and review and set guidelines for compensation of all employees. The Compensation Committee does not delegate its authority regarding compensation. In fiscal 2021, the Compensation Committee met four times. The Board of Directors has adopted a written charter for the Compensation Committee which is available on our website at www.hanoverbank.com.

Nominating and Corporate Governance Committee.   We have a Nominating and Corporate Governance Committee consisting of Directors Ahron H. Haspel, Michael Katz, and John R. Sorrenti. Each member of the Nominating and Corporate Governance Committee is independent, as such term is defined in the Nasdaq listing standards. The Board of Directors has adopted a written charter for the Compensation Committee which is available on our website at www.hanoverbank.com. The Nominating and Corporate Governance Committee has responsibility for identifying and evaluating candidates for director and recommending the nomination of directors to the full Board. This Committee:
•
Reviews and assesses the adequacy of our corporate governance guidelines, personal codes of conduct and related internal policies and guidelines; and

•
Assists the Board in interpreting and applying corporate governance guidelines and recommends any proposed changes to the Board of Directors for approval.

The Nominating and Corporate Governance Committee met two times during fiscal 2021.
Compensation Committee Interlocks and Insider Participation
There are no compensation committee “interlocks,” which generally means that no executive officer of the Company or the Bank served as a director or member of the compensation committee of another entity, one of whose executive officers serves as a director or member of the Compensation Committee.

EXECUTIVE COMPENSATION
Summary Compensation Table
The table below sets forth information concerning the compensation of our Chief Executive Officer and our next two most highly compensated executive officers (the “NEO’s”) for the fiscal year ended September 30, 2021:
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (4)	All Other Compensation (4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael P. Puorro, Chairman and Chief Executive Officer	2021	570,769	247,500	82,500	—	—	—	36,662	937,431
	2020	534,615	311,200	103,742	—	—	—	28,194	977,751
	2019	486,346	304,853	669,750	—	—	—	24,790	1,485,739
Brian K. Finneran, President	2021	417,308	120,000	39,996	—	—	—	25,706	603,010
	2020	381,539	150,000	51,010	—	—	—	25,506	608,055
	2019	331,398	138,825	280,782	—	—	—	25,306	776,311
Kevin Corbett, Executive Vice President and Chief Credit Officer(3)	2021	295,385	66,500	21,384	—	—	—	14,892	398,161
	2020	204,981	—	65,370	—	—	—	4,823	275,174
	2019	—	—	—	—	—	—	—	—

(1)
Stock awards reported reflect the grant date fair value of restricted stock awards and performance awards under Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation (“ASC Topic 718”)

(2)
All other compensation consists of 401(k) matching contributions, automobile allowance, and life insurance premiums.

(3)
Mr. Corbett commenced employment on January 2, 2020

	Outstanding Equity Awards at Fiscal Year-End
	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exerciseable	Number of securities underlying unexercised options (#) un-exerciseable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
	(#)	(#)	(#)	($)	(#)	(#)	($)	(#)	(#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael P. Puorro	71,840	—	—	10.00	10/1/2024	18,705	345,855	—	—
Brian K. Finneran	20,000	—	—	16.25	7/24/2027	8,318	153,800	—	—
Kevin Corbett	—	—	—	—	—	2,972	54,952	—	—
We are party to employment agreements with several executives. The following is a summary of those agreements.

We are parties to employment agreements with each of Messrs. Puorro, Chief Executive Officer and Brian K. Finneran, President. Each agreement has a term of three years and renews for an additional twelve-month period each year. Mr. Puorro is to receive a base salary of at least $364,375, subject to annual adjustment. He will also be eligible to participate in our incentive plans and other benefit plans for executive officers. Mr. Puorro is to receive an $800 per month car allowance, and we will reimburse Mr. Puorro for his premiums on a life insurance policy he owns. In the event that Mr. Puorro’s employment is terminated without cause, he is entitled to receive a lump sum payment equal to the sum of two times (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Puorro over the prior three years and (iv) his annual automobile allowance. In addition, we will maintain Mr. Puorro’s then current health, hospital, medical and life insurance benefits in effect for two years after his termination or pay Mr. Puorro the value of the premiums for such coverage. In the event of a merger, acquisition or change-in-control transaction, Mr. Puorro will be entitled to a lump sum payment equal to the sum of 2.99 times (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Puorro over the prior three years and (iv) his annual automobile allowance. In addition, Mr. Puorro’s then current health, hospital, medical and life insurance benefits are to be maintained in effect for three years after the change in control transaction, or Mr. Puorro is to be paid the value of the premiums for such coverage. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Puorro. Had a change in control occurred as of September 30, 2021 at an assumed price equal to 120% of our then tangible book value (a price of $22.19), Mr. Puorro would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $2.35 million under his employment agreement.
The terms of Mr. Finneran’s employment agreement are substantially similar to those of Mr. Puorro’s employment agreement, except that Mr. Finneran’s base salary must be at least $290 thousand, the reimbursement of his life insurance premiums is capped at $5,000 per year, upon his termination without cause he will be entitled to a lump sum payment equal to the sum of (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Finneran over the prior three years and (iv) his annual automobile allowance, and, in the event of a merger, acquisition or change-in-control transaction, Mr. Finneran will be entitled to a lump sum payment equal to the sum of two times (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Finneran over the prior three years and (iv) his annual automobile allowance. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Finneran. Had a change in control occurred as of September 30, 2021 at an assumed price equal to 120% of our then tangible book value (a price of $22.19), Mr. Finneran would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $1.33 million under his employment agreement.
Hanover Bank is also party to a Change in Control Agreement with Mr. Kevin Corbett, Hanover Bank’s Chief Credit Officer. Under the agreement, in the event of a merger, acquisition or change-in- control transaction, Mr. Corbett will be entitled to a lump sum payment equal to the sum of (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) his annual automobile allowance. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Corbett. Had a change in control occurred as of September 30, 2021, Mr. Corbett would have been entitled to receive a payment of approximately $374 thousand under the Change in Control Agreement and through the acceleration of his equity awards.
Director Compensation
We pay our non-employee members of the Board a retainer of $1,250 per month and a fee of $850 per Board meeting attended. Our Lead Independent Director also receives an additional retainer of $3,750 per quarter, and our committee chairs receive an additional fee of between $2,500 and $13,400 per year. We also pay committee fees to those Board members who serve on Board committees. Our Directors also participate in our equity compensation plans. The table below shows the compensation paid to our non-employee directors for the fiscal year ended September 30, 2021.
Director Compensation
Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Varkey Abraham	28,000	17,400	—	—	—	—	45,400
Frank V. Carone*	30,000	17,400	—	—	—	—	47,400
Robert Golden	49,350	17,400	—	—	—	—	66,750
Ahron H. Haspel	43,900	17,400	—	—	—	—	61,300
Michael Katz	31,850	17,400	—	—	—	—	49,250
Metin Negrin	11,800	—	—	—	—	—	11,800
Philip Okun	33,350	17,400	—	—	—	—	50,750
Elena Sisti	12,650	—	—	—	—	—	12,650
John R. Sorrenti	31,350	17,400	—	—	—	—	48,750

* Mr. Carone resigned from the Board effective November 19, 2021.
Security Ownership of Management
The following table sets forth information as of April 15, 2022, regarding the number of common shares beneficially owned by all directors, executive officers described and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the Director or executive officer can vest title in themselves at once or within sixty (60) days. Beneficially owned shares also include shares over which the named person has sole or shared voting or investment power, shares owned by corporations controlled by the named person, and shares owned by a partnership in which the named person is a partner.
Unless otherwise indicated, the address for each listed shareholder is: c/o Hanover Bancorp, Inc., 80 East Jericho Turnpike Mineola, NY 11501.
Name	Number of Shares Beneficially Owned	Percentage of Class
Directors
Michael P. Puorro	323,563(1)	5.48%
Varkey Abraham	49,851(2)	0.85%
Robert Golden	371,540(3)	6.36%
Ahron H. Haspel	61,706(4)	1.06%
Michael Katz	241,610(5)	4.14%
Metin Negrin	223,995(6)	3.84%
Philip Okun	36,979(7)	0.63%
Elena Sisti	132,768(8)	2.28%
John R. Sorrenti	38,057(9)	0.65%
Executive Officers
Lance P. Burke	14,934(10)	0.26%

Name	Number of Shares Beneficially Owned	Percentage of Class
Denise Chardavoyne	16,750(11)	0.29%
Kevin Corbett	13,438(12)	0.23%
Lisa A. DiIorio	19,747(13)	0.34%
Brian K. Finneran	104,529(14)	1.79%
Michael P. Locorriere	14,466(15)	0.25%
Alice T. Rouse	28,487(16)	0.49%
McClelland Wilcox	126,329(17)	2.14%
All Executive Officer and Directors as a Group (17 persons)	1,818,749	31.08%

(1)
Includes 71,840 vested options to purchase shares of Hanover’s common stock. Also includes 51,414 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(2)
Includes 3,217 vested options to purchase shares of Hanover’s common stock. Also includes 9,041 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(3)
Includes 10,000 vested options to purchase shares of Hanover’s common stock. Also includes: (i) 9,916 shares of restricted stock subject to future vesting but as to which voting may currently be directed, (ii) 254,461 shares held by certain trusts, of which the beneficiary is Mr. Golden and his family members, and (iii) 52,771 shares held by a limited liability company which Mr. Golden controls.

(4)
Includes 8,139 vested options to purchase shares of Hanover’s common stock. Also includes (i) 9,291 shares of restricted stock subject to future vesting but as to which voting may currently be directed and (ii) 39,673 shares held by a limited liability company which Mr. Haspel controls.

(5)
Includes 7,057 vested options to purchase shares of Hanover’s common stock. Also includes 9,082 shares of restricted stock subject to future vesting but as to which voting may currently be directed and 96,760 shares held by various trusts.

(6)
Includes 6,488 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(7)
Includes 8,139 vested options to purchase shares of Hanover’s common stock. Also includes 9,082 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(8)
Includes 6,488 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(9)
Includes 7,057 vested options to purchase shares of Hanover’s common stock. Also includes 8,833 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(10)
Includes 14,934 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(11)
Includes 10,871 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(12)
Includes 11,114 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(13)
Includes 6,000 vested options to purchase shares of Hanover’s common stock. Also includes 5,882 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(14)
Includes 20,000 vested options to purchase shares of Hanover’s common stock. Also includes 30,827 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(15)
Includes 12,800 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(16)
Includes 6,000 vested options to purchase shares of Hanover’s common stock. Also includes 10,232 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(17)
Includes 71,900 vested options to purchase shares of Hanover’s common stock. Includes 26,229 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

Security Ownership of Certain Beneficial Owners
The following table sets forth information as of April 15, 2022, with respect to the beneficial ownership of our common stock by each person or group of persons, other than members of the Board of Directors or management of Hanover, known to Hanover to be the beneficial owner of more than five percent (5%) of Hanover voting stock. There are no shareholders other than those set forth below of whom Hanover is aware that beneficially own 5% or more of the common stock of Hanover.
Name of Beneficial Owner of More Than 5% of the Common Stock	Number of Shares Beneficially Owned	Percent of Class
Muthoot Holdings LLC	443,481	7.61%

TRANSACTIONS WITH RELATED PERSONS
Hanover Bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers and their associates (i.e. corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of ten percent or more). These loans have all been made in the ordinary course of Hanover Bank’s business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with Hanover and do not involve more than the normal risk of collectability or present other unfavorable features.
DESCRIPTION OF OUR CAPITAL STOCK
The following description of our common stock is a summary only and not meant to be complete, but is subject to and qualified in its entirety by our amended and restated certificate of incorporation and bylaws, and by the provisions of the applicable New York law. Under our amended and restated certificate of incorporation, we are authorized to issue up to 17,000,000 shares of common stock, par value $0.01 per share and up to 15,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2021, 5,562,799 shares of common stock were outstanding. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. No shares of preferred stock are outstanding.
Common Stock
Governing Documents.    Holders of shares of our common stock have the rights set forth in our articles, our bylaws and New York law.
Dividend Rights and Distributions.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose.
Ranking.    Our common stock ranks junior with respect to dividend rights and rights upon our liquidation, dissolution or winding to all other securities and indebtedness. In the event of liquidation, dissolution or winding up, the holders of our common stock would be entitled to share equally on a per share basis, after payment or provision for payment of all our debts and liabilities, all of our remaining assets available for distribution.
Conversion Rights.    Our common stock is not convertible into any other shares of our capital stock
Voting Rights.    Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by shareholders. Holders of our common stock do not have cumulative voting rights.
Preemptive Rights.    The holders of our common stock have no preemptive rights.
Redemption.    We have no obligation or right to redeem our common stock.
Stock Exchange Listing.    Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “HNVR.”
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:
•
general or special voting rights;

•
preferential liquidation rights;

•
preferential cumulative or noncumulative dividend rights;

•
redemption or put rights; and

•
conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:
•
adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•
discourage an unsolicited proposal to acquire us; or

•
facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
Classification of Directors
According to our amended and restated certificate of incorporation, we shall have at least one director, with the actual number to be fixed by the board of directors from time to time. Directors are divided into three classes (Class I, Class II, or Class III), with each class as nearly equal in number as possible. The term of office of each class of directors is three years, so that the term of office of one class of directors expires each year when their respective successors have been duly elected and qualified.
Anti-Takeover Provisions
Provisions of New York law and the terms of our amended and restated certificate of incorporation and bylaws contain provisions which could make a takeover or purchase more difficult, even if a significant percentage of our shareholders believe any such transaction is in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
Authorized But Unissued Capital Stock.    We have 11,170,431 shares of authorized but unissued shares of common stock, and we have reserved an additional 220,349 shares of common stock for issuance upon the exercise of outstanding stock options, resulting in 10,950,082 shares of common stock that may be issued by our board of directors. We also have 15,000,000 shares of authorized but unused preferred stock, which may be issued by the board of directors without further shareholder action. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Limitation on Right to Call a Special Meeting of Shareholders.    Our bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of a majority of the outstanding shares.
Advance Notice Provisions.    Additionally, our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice.
Classification of Directors.    According to our amended and restated certificate of incorporation, we shall have at least one director, with the actual number to be fixed by the board of directors from time to time. Directors are divided into three classes (Class I, Class II, or Class III), with each class as nearly equal in number as possible. The term of office of each class of directors is three years, so that the term of office of one class of directors expires each year when their respective successors have been duly elected and qualified.
Filling of Board Vacancies; Removals.    Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, even if less than a quorum exists.
New or Amendment of the Bylaws.    New bylaws may be adopted or the bylaws may be amended or repealed by our board of directors, subject to the right of our shareholders to alter or repeal any bylaw made by the board by simple majority.
Voting Provisions.    Our amended and restated certificate of incorporation provides that any merger, consolidation, sale of all or substantially all of our assets and any offer for the exchange of securities must be approved by the affirmative vote of at least 75% of the holders of the outstanding shares of capital stock entitled to vote thereon unless the transaction has been approved by a majority of our board of directors, in which case, the affirmative vote of the holders of a majority of the outstanding shares of capital stock shall be required. In addition, our amended and restated certificate of incorporation provides the provisions regarding mergers, consolidation, exchange offers or sale of assets may not be amended except by a vote of 75% of the outstanding shares of capital stock entitled to vote thereon.
Restrictions on Interested Shareholders.    Section 912 of the New York Business Corporation Law prohibits certain transactions involving an “interested shareholder” and a corporation. An “interested shareholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 20% or more of the voting power of the outstanding stock of the corporation. Section 912 prohibits certain business combinations between an interested shareholder and a New York corporation for a period of five years after the date the interested shareholder acquired his stock, unless the transaction was approved by the corporation’s board of directors prior to the time the interested shareholder acquired his stock. After the five-year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the board of directors of the target corporation; (ii) that the business combination is approved by a majority vote of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with the provisions of the New York Business Corporation Law.
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our common stock and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of certain material U.S. federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to

non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Investors should consult their tax advisors concerning the U.S. federal income tax consequences in light of their own specific situation, as well as consequences arising under other federal tax laws (such as the federal estate, gift or Medicare tax laws) and the laws of any other taxing jurisdiction.
As used herein, a non-U.S. holder is:
•
a non-resident alien;

•
a foreign corporation (or any other entity treated as a corporation for U.S. federal income tax purposes);

•
an estate, the income of which is not subject to U.S. federal income taxation regardless of its source; or a trust that does not have in effect a valid election under the U.S. Treasury Regulations, to be treated as a United States person and either (i) no court within the United States is able to exercise primary supervision over the trust’s administration or (ii) no United States person has the authority to control all substantial decisions of that trust.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.
Distributions
Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor, as applicable:
•
a valid Internal Revenue Service Form W-8BEN or, in the case of a foreign entity shareholder, an IRS Form W-8BEN-E (or an acceptable substitute form) upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), a valid Internal Revenue Service Form W-8IMY or other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, or, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-United States person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are generally taxed on a net income basis at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate

non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Sale or Other Disposition of our Common Stock
If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States or the gain is attributable to a permanent establishment or fixed base that you maintain in the United States; or (iii) we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition, and the non-U.S. holder’s holding period and certain other conditions are satisfied. Gain that is effectively connected with the conduct of a trade or business in the Unites States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax (or lower rate as specified by any applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. We believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our United States real property interests as defined in the Code relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Gain from a disposition of our common stock described in (iii) above will be subject to tax generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply.
Information Reporting and Backup Withholding
Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or, in the case of a foreign entity shareholder, Form W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.
Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or, in the case of a foreign entity shareholder, Form W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.
Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult with their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.
Foreign Account Tax Compliance Act
Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, Foreign Account Tax Compliance Act, or FATCA), a 30% withholding tax may be imposed on distributions of dividends and payments of gross proceeds from the sale or other disposition of our common stock made to a “foreign financial institution” or a “non-financial foreign entity” (in each case, as defined in the Code), regardless of whether such foreign institution or entity is a beneficial owner or an intermediary. To avoid such withholding, in the case of a foreign financial institution, the foreign financial institution must undertake certain diligence and reporting obligations and, in the case of a non-financial foreign entity, the non-financial foreign entity must either certify it does not have any “substantial United States owners” (as defined in the Code) or furnish identifying information regarding each substantial United States owner and satisfy certain other requirements, unless the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.
If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “U.S. persons” or “U.S.-owned foreign entities” (in each case, as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. A foreign financial institution generally certifies compliance with these requirements on a valid Internal Revenue Service Form W-8BEN-E. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
If the payee is a non-financial foreign entity, it generally provides the required certification on a valid Internal Revenue Service Form W-8BEN-E. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules.
Withholding under FATCA generally applies to payments of dividends on our common stock and to payments of gross proceeds from a sale or other disposition of our shares. However, withholding agents may rely on recently proposed U.S. Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, but not the Bank, will determine whether or not to implement gross proceeds FATCA withholding.
Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes of withholding taxes imposed FATCA by filing a United States federal income tax return.

UNDERWRITING
We are offering shares of common stock described in this prospectus in an underwritten offering in which we and Stephens Inc., as representative for the underwriters named below will enter into an underwriting agreement with respect to the shares of common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter named below has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth in the table below:
Name	Number of Shares of Common Stock
Stephens Inc.	828,750
Piper Sandler & Co.	446,250
Total	1,275,000
The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:
•
the representations and warranties made by us are true and agreements have been performed;

•
there is no material adverse change in the financial markets or in our business; and

•
we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all such shares of common stock if any are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ purchase option described below, unless and until such option is exercised.
The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the purchase option described below.
Discounts and Expenses
The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $0.82 per share. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.
The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.
	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$21.00	$26,775,000	$30,791,250
Underwriting discount	$1.365	$1,740,375	$2,001,431
Proceeds to us, before expenses	$19.635	$25,034,625	$28,789,819
We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing and distribution fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $1,054,994.50 and are payable by us. We have agreed to reimburse the underwriters for certain actual out-of-pocket expenses incurred by the underwriters on our behalf in connection with the offering if the offering is consummated and for all such out-of-pocket expenses incurred by the underwriters on our behalf in connection with the offering if the offering is not consummated.
The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.
Purchase Option
We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 191,250 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the purchase option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.
Lock-Up Agreements
We, each of our executive officers and directors and certain other persons participating in the directed share program, have agreed, subject to certain exceptions for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Stephens, Inc., as representative of the underwriters. These restrictions are expressly agreed to preclude us, and our executive officers and directors and certain other persons, from engaging in any hedging or other transaction or arrangement that is designed to, or that reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.
Indemnification and Contribution
We have agreed to indemnify the underwriters, and persons who control the underwriters, and the underwriters’ respective partners, directors, officers, employees and agents, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.
NASDAQ Global Select Market Listing
We have been approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “HNVR”.
Offering Price Determination
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the underwriter believes to be comparable to us;

•
our financial information;

•
the history of, and the prospects for, our company and the industry in which we compete;

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•
our book value; and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.
•
Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•
Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters are not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be affected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.
Our Relationship with the Underwriters
The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters are not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, approximately 5.3% of the shares of our common stock offered by this prospectus for sale to our directors, officers, employees, business associates, and related persons. Our directed share program will be administered by Stephens Inc. or its affiliate. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.
LEGAL MATTERS
The validity of common stock and other certain legal matters will be passed upon for us by Windels Marx Lane & Mittendorf, LLP, in New Brunswick, New Jersey. Certain legal matters related to the offering will be passed upon for the underwriters by Holland & Knight LLP, New York, New York.
EXPERTS
The consolidated financial statements of Hanover Bancorp, Inc. as of September 30, 2021 and 2020 and for each of the two years in the period ended September 30, 2021 included in this prospectus have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Savoy Bank as of December 31, 2020, and 2019 and for each of the two years in the period ended December 31, 2020 have been audited by Crowe LLP, independent auditors, as stated in their report, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
REGISTRATION REQUIREMENTS
In connection with the offering, we will register its common stock with the SEC under Section 12 (b) of the Securities Exchange Act of 1934, and, upon such registration, we and the holders of our stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands, except share amounts)
	December 31, 2021	September 30, 2021
	(unaudited)
ASSETS
Cash and non-interest-bearing deposits due from banks	$7,794	$8,302
Interest-bearing deposits due from banks	106,973	142,950
Federal funds sold	184	15,292
Total cash and cash equivalents	114,951	166,544
Securities:
Held to maturity (fair value of $5,008 and $8,865, respectively)	4,834	8,611
Available for sale, at fair value	7,536	7,747
Total securities	12,370	16,358
Loans held for investment	1,277,434	1,247,125
Allowance for loan losses	(9,386)	(8,552)
Loans held for investment, net	1,268,048	1,238,573
Premises and equipment, net	14,895	15,003
Accrued interest receivable	8,858	9,363
Prepaid pension	4,233	4,233
Stock in Federal Home Loan Bank, at cost	4,057	3,714
Goodwill	19,168	19,168
Other intangible assets	459	480
Loan servicing rights	3,741	3,690
Deferred income taxes	3,025	3,558
Other assets	4,375	3,957
TOTAL ASSETS	$1,458,180	$1,484,641
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest-bearing demand	$190,724	$191,537
Savings, NOW and money market	659,144	595,289
Time	326,883	377,836
Total deposits	1,176,751	1,164,662
Borrowings	113,274	159,642
Subordinated debentures	24,504	24,513
Accrued interest payable	879	1,290
Other liabilities	13,393	12,005
TOTAL LIABILITIES	1,328,801	1,362,112
COMMITMENTS AND CONTINGENT LIABILITIES	—	—
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01; 15,000,000 shares authorized; none issued)	—	—
Common stock (par value $0.01; 17,000,000 shares authorized; issued and outstanding 5,562,799 and 5,563,426, respectively)	56	56
Surplus	97,505	97,246
Retained earnings	31,508	24,971
Accumulated other comprehensive income, net of tax	310	256
TOTAL STOCKHOLDERS’ EQUITY	129,379	122,529
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,458,180	$1,484,641
See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Dollars in thousands, except per share amounts)
	Three Months Ended December 31,
	2021	2020
INTEREST INCOME
Loans	$16,381	$9,258
Taxable securities	154	173
Federal funds sold	1	—
Other interest income	80	66
Total interest income	16,616	9,497
INTEREST EXPENSE
Savings, NOW and money market deposits	366	117
Time deposits	491	1,454
Borrowings	490	599
Total interest expense	1,347	2,170
Net interest income	15,269	7,327
Provision for loan losses	900	100
Net interest income after provision for loan losses	14,369	7,227
NON-INTEREST INCOME
Loan servicing and fee income	690	83
Service charges on deposit accounts	63	15
Gain on sale of loans held-for-sale	1,492	181
Other income	130	7
Total non-interest income	2,375	286
NON-INTEREST EXPENSE
Salaries and employee benefits	4,939	3,108
Occupancy and equipment	1,413	1,171
Data processing	366	245
Advertising and promotion	33	48
Acquisition costs	—	145
Professional fees	499	412
Other expenses	1,014	461
Total non-interest expense	8,264	5,590
Income before income tax expense	8,480	1,923
Income tax expense	1,943	404
NET INCOME	$6,537	$1,519
EARNINGS PER COMMON SHARE – BASIC	$1.18	$0.36
EARNINGS PER COMMON SHARE – DILUTED	$1.16	$0.36
See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(Dollars in thousands)
	Three Months Ended December 31,
	2021	2020
Net income	$6,537	$1,519
Other comprehensive income, net of tax:
Change in unrealized gain on securities available for sale arising during the period, net of tax of $18 and $45, respectively	54	167
Total other comprehensive income, net of tax	54	167
Total comprehensive income, net of tax	$6,591	$1,686
See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
(Dollars in thousands, except share data)
	Three Months Ended December 31, 2021
	Common Stock (Shares)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Beginning balance as of October 1, 2021	5,563,426	$56	$97,246	$24,971	$256	$122,529
Net income	—	—	—	6,537	—	6,537
Other comprehensive income, net of tax	—	—	—	—	54	54
Stock-based compensation	(3,011)	—	217	—	—	217
Issuance of common stock in lieu of directors’ fees	2,384	—	42	—	—	42
Ending balance as of December 31, 2021	5,562,799	$56	$97,505	$31,508	$310	$129,379
	Three Months Ended December 31, 2020
	Common Stock (Shares)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Beginning balance as of October 1, 2020	4,175,144	$42	$63,725	$14,120	$156	$78,043
Net income	—	—	—	1,519	—	1,519
Other comprehensive income, net of tax	—	—	—	—	167	167
Stock-based compensation	7,390	—	229	—	—	229
Issuance of common stock	3,000	—	66	—	—	66
Ending balance as of December 31, 2020	4,185,534	$42	$64,020	$15,639	$323	$80,024
See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Dollars in thousands)
	Three Months Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	$6,537	$1,519
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	900	100
Depreciation and amortization	397	344
Originations of loans held for sale	—	(12,279)
Proceeds from sales of loans held for sale	—	8,286
Net gain on sale of loans	(1,492)	(181)
Stock-based compensation	217	229
Net accretion of premiums, discounts and loan fees and costs	(1,640)	(105)
Amortization of intangible assets	21	1
Amortization of debt issuance costs	22	30
Loan servicing rights valuation adjustments	117	11
Deferred tax expense	526	—
Decrease in accrued interest receivable	505	165
Decrease (increase) in other assets	(597)	827
Increase (decrease) in accrued interest payable	(411)	180
Increase in other liabilities	1,357	716
Net cash provided by (used in) operating activities	6,459	(157)
Cash flows from investing activities:
Purchases of securities available for sale	—	(1,200)
Purchases of restricted securities	(1,081)	—
Principal repayments of securities held to maturity	3,775	720
Principal repayments of securities available for sale	275	9
Redemptions of restricted securities	738	469
Proceeds from sales of loans	36,704	334
Net increase in loans	(64,330)	(3,919)
Purchases of premises and equipment	(289)	(514)
Net cash used in investing activities	(24,208)	(4,101)
Cash flows from financing activities:
Net increase in deposits	12,437	23,556
Advances of term FHLB borrowings	20,000	—
Repayments of Federal Home Loan Bank advances	(14,000)	(10,390)
Repayments of Federal Reserve Bank borrowings	(52,323)	(250)
Proceeds from issuance of subordinated debentures, net of issuance costs	—	24,455
Repayment of note payable	—	(15,000)
Net proceeds from issuance of common stock	42	66
Net cash provided by (used in) financing activities	(33,844)	22,437
Net increase (decrease) in cash and cash equivalents	(51,593)	18,179
Cash and cash equivalents, beginning of period	166,544	80,209
Cash and cash equivalents, end of period	$114,951	$98,388
Supplemental cash flow information:
Interest paid	$1,758	$1,990
Income taxes paid	—	36
Supplemental non-cash disclosure:
Transfers from portfolio loans to loans held-for-sale	$35,212	$334
See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1.   BASIS OF PRESENTATION, RISKS AND UNCERTAINTIES, ACCOUNTING POLICIES AND RECENT ACCOUNTING DEVELOPMENTS
Hanover Bancorp, Inc. (the “Company”), is a New York corporation which became the holding company for Hanover Community Bank (the “Bank”) in 2016. The Bank, headquartered in Mineola, New York, is a New York State chartered bank. The Bank commenced operations on November 4, 2008 and is a full-service bank providing personal and business lending and deposit services. As a New York State chartered, non- Federal Reserve member bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation. The Company is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the “FRB”).
Basis of Presentation
In the opinion of the Company’s management, the preceding unaudited interim consolidated financial statements contain all adjustments, consisting of normal accruals, necessary for a fair presentation of the Company’s consolidated statement of financial condition as of December 31, 2021, its consolidated statements of income for the three months ended December 31, 2021 and 2020, its consolidated statements of comprehensive income for the three months ended December 31, 2021 and 2020, its consolidated statements of changes in stockholders’ equity for the three months ended December 31, 2021 and 2020 and its consolidated statements of cash flows for the three months ended December 31, 2021 and 2020. Certain prior period amounts have been reclassified to conform to the current period presentation.
In addition, the preceding unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X, as well as in accordance with predominant practices within the banking industry. They do not include all the information and footnotes required by U.S. GAAP for complete financial statements. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. The results of operations for the three months ended December 31, 2021 are not necessarily indicative of the results of operations to be expected for the remainder of the year. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2021.
All material intercompany accounts and transactions have been eliminated in consolidation. Unless the context otherwise requires, references herein to the Company include the Company and the Bank on a consolidated basis.
Risks and Uncertainties
In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has adversely affected local, national and global economic activity. Various actions taken to help mitigate the spread of COVID-19 included restrictions on travel, quarantines and government-mandated closures of various businesses. The outbreak caused significant disruptions to the economy and disrupted banking and other financial activity in the areas in which the Company operates.
The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in March 2020 to, among other things, provide emergency assistance to individuals, families and businesses affected by the COVID-19 pandemic. The ongoing effects of the COVID-19 pandemic may materially and adversely affect the Company’s financial condition and results of operations in future periods, and it is unknown what the complete financial impact will be to the Company. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the coronavirus, the new “waves” of COVID-19 infections, the spread of new variants of the virus, and the distribution of vaccines and vaccination rates, among others. It is possible that estimates made in the financial statements could be materially and adversely impacted due to these conditions.
Accounting Policies
Allowance for Loan Losses — The Company considers the determination of the allowance for loan losses its most critical accounting policy, practice, and use of estimates. The Company uses available information to recognize probable and reasonably estimable losses on loans. Future additions to the allowance may be necessary based upon changes in economic, market or other conditions. Changes in estimates could result in a material change in the allowance. The allowance for loan losses is increased by a provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are recognized in the period the loans, or portion thereof, are deemed uncollectible. The adequacy of the allowance to cover any inherent loan losses in the portfolio is evaluated on a quarterly basis.
Loans and Loan Interest Income Recognition — Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs and an allowance for loan losses. The loan portfolio is segmented into residential real estate, multi-family, commercial real estate, commercial and industrial, construction and land development, and consumer loans.
Interest income on loans is accrued and credited to income as earned. Net loan origination fees and costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments.
Loans that are acquired are initially recorded at fair value with no carryover of the related allowance for loan losses. After acquisition, losses are recognized through the allowance for loan losses. Determining the fair value of the loans involves estimating the amount and timing of expected principal and interest cash flows to be collected on the loans and discounting those cash flows at a market interest rate. At December 31, 2021 and September 30, 2021, the Company had loans totaling $5.5 million and $10.2 million, respectively, which at the time of acquisition, showed evidence of credit deterioration since origination.
Loans Held for Sale — Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value as determined by outstanding commitments from investors. Periodically, the Company originates various residential mortgage loans for sale to investors generally on a servicing released basis. The sale of such loans is generally arranged through a master commitment on a best-efforts basis. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Premiums, discounts, origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale. Gains and losses on sales of loans held for sale are included in other income, recognized on settlement date and are determined to be the difference between the sale proceeds and the carrying value of the loans. These transactions are accounted for as sales based on satisfaction of the criteria for such accounting which provides that, as transferor, the Company has surrendered control of the loans.
For liquidity purposes generally, there are instances when loans originated with the intent to hold in the portfolio are subsequently transferred to loans held for sale. At transfer, they are carried at the lower of cost or fair value.
Recent Accounting Developments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on current expected credit losses (“CECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (i.e. loans and held to maturity securities), including certain off-balance sheet financial instruments (i.e. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The CECL standard should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating credit losses. The allowance for credit losses for purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis is determined in a similar manner to other financial assets measured at amortized cost basis; however, the initial estimate of expected credit loss would be recognized through an allowance for credit losses with an offset (i.e. increase) to the purchase price at acquisition. Only subsequent changes in the allowance for credit losses are recorded as provision for loan losses for these assets. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. As the Company is a smaller-reporting company under SEC regulations, the Company will adopt CECL on October 1, 2023 and the future adoption of this ASU may have a material effect on the Company’s consolidated financial statements.
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases. The amendments in this update primarily replace the existing accounting requirements for operating leases for lessees. Lessee accounting requirements for finance leases and lessor accounting requirements for operating leases and sales type and direct financing leases (sales-type and direct financing leases were both previously referred to as capital leases) are largely unchanged. The amendments require the lessee of an operating lease to record a balance sheet gross-up upon lease commencement by recognizing a right-of-use asset and lease liability equal to the present value of the lease payments. The right-of-use asset and lease liability should be derecognized in a manner that effectively yields a straight-line lease expense over the lease term. In addition to the changes to the lessee operating lease accounting requirements, the amendments also change the types of costs that can be capitalized related to a lease agreement for both lessees and lessors. The amendments also require additional disclosures for all lease types for both lessees and lessors. The FASB has subsequently issued additional ASUs intended to clarify guidance, provide implementation support, and provide an additional transition election. The amendments are effective on October 1, 2022, with early adoption permitted. The amendments must be applied on a modified retrospective basis, and we anticipate selecting the transition option that will allow us to record a cumulative adjustment as of the adoption date. We are assessing our current population of lease contracts and upon adoption, our balance sheet will include a right-of-use asset and lease liability for our operating leases where we are the lessee, which primarily include our facilities leases. We do not anticipate the adoption of these amendments will have a material impact to our consolidated financial statements. We plan to adopt these amendments on October 1, 2022 and expect to use the modified retrospective approach as currently required.
2.   BUSINESS COMBINATIONS
On May 26, 2021, the Company completed its previously announced acquisition of Savoy Bank pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 27, 2020, as amended, between the Company, the Bank and Savoy. Pursuant to the Merger Agreement, Savoy was merged with and into the Bank, with the Bank surviving, in a two-step transaction (collectively, the “Merger”).
The purchase price in the transaction was based upon the tangible book values of each of the Company and Savoy as of April 30, 2021 and calculated in accordance with the terms of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), each share of Savoy common stock, $1.00 par value (“Savoy Common Stock”) was converted into the right to receive (i) $3.246 in cash and (ii) 0.141 shares of the Company’s common stock. The final aggregate purchase price was $65.5 million, or $6.49 per Savoy share.
A preliminary summary of the fair value of assets received and liabilities assumed are as follows:
(in thousands)	As Recorded by Savoy	Fair Value Adjustments	As Recorded by Hanover
Assets
Cash and due from banks	$59,155	$—	$59,155
Investment securities available-for-sale	239	—	239

(in thousands)	As Recorded by Savoy	Fair Value Adjustments	As Recorded by Hanover
Loans held for sale	3,883	—	3,883
Loans held for investment	569,251	8,612(a)	577,863
Premises and equipment, net	234	(22)(b)	212
Core deposit intangible	—	490(c)	490
Accrued interest receivable	5,171	(650)(d)	4,521
Other assets	10,432	(2,925)(e)	7,507
Total assets acquired	$648,365	$5,505	653,870
Liabilities
Deposits	$340,215	$2,527(f)	342,742
Borrowings	258,247	301(g)	258,548
Accrued interest payable	1,050	—	1,050
Other liabilities and accrued expenses	3,817	(342)(h)	3,475
Total liabilities assumed	$603,329	$2,486	605,815
Net assets acquired			48,055
Total consideration			65,512
Goodwill			$17,457

(a)
Represents the fair value adjustments on net book value of loans, which includes an interest rate mark and credit mark adjustment, the write-off of deferred fees/costs and premiums and the elimination of Savoy’s allowance for loan losses.

(b)
Represents the fair value adjustments to reflect the fair value of premises and equipment.

(c)
Represents the fair value of core deposit intangible recorded, which will be amortized on an accelerated basis over the estimated average life of the deposit base.

(d)
Represents an adjustment to accrued interest receivable acquired.

(e)
Represents an adjustment to other assets acquired. The largest adjustment was the net deferred tax assets resulting from the fair value adjustment related to the acquired assets, liabilities assumed, and identifiable intangible assets recorded.

(f)
Represents the fair value adjustments on time deposits, which will be treated as a reduction of interest expense over the remaining term of the time deposits.

(g)
Represents the fair value adjustments on an FHLB borrowing, which will be treated as a reduction to interest expense over the life of the borrowing.

(h)
Represents an adjustment to other liabilities assumed.

A summary of total consideration paid is as follows:
(in thousands, except share data)
Common stock issued (1,357,567 shares issued)	$32,521
Cash payments to common shareholders	32,991
Total consideration paid	$65,512
With the Savoy acquisition, the Company significantly expanded its commercial banking and Small Business Administration (“SBA”) lending capabilities. None of the goodwill associated with this acquisition is deductible for income tax purposes. All goodwill related to this acquisition was allocated to the Company’s only reporting unit, which is the Company as a whole.
The estimated fair values are subject to refinement for up to one year after the closing date of the acquisition as additional information regarding closing date fair value becomes available. During this one-year period, the causes of any changes in cash flow estimates are considered to determine whether the change results from circumstances that existed at the acquisition date or if the change results from an event that occurred after the acquisition date.
The Company has determined the above noted acquisition constitutes a business combination as defined by ASC Topic 805, which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. The Company has recorded the assets purchased and liabilities assumed at their estimated fair value in accordance with ASC Topic 805.
The following is a summary of the loans accounted for in accordance with ASC 310-30 that were acquired in the Savoy acquisition as of the merger date:
(in thousands)
Contractually required principal and interest at acquisition	$14,416
Contractual cash flows not expected to be collected (non-accretable discount)	(3,467)
Expected cash flows at acquisition	10,949
Interest component of expected cash flows (accretable discount)	(540)
Fair value of acquired purchased credit impaired loans	$10,409
3.   EARNINGS PER COMMON SHARE
Basic earnings per common share is computed based on the weighted-average number of shares outstanding. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. For periods in which a loss is reported, the impact of stock options is not considered as the result would be antidilutive.
The computation of earnings per common share for the three months ended December 31, 2021 and 2020 follows. There were no stock options that were antidilutive for the three months ended December 31, 2021 and 2020.
	Three Months Ended December 31,
(in thousands, except share and per share data)	2021	2020
Basic earnings per common share
Net income	$6,537	$1,519
Weighted average common shares outstanding	5,562,939	4,180,936
Basic earnings per common share	$1.18	$0.36
Diluted earnings per common share
Net income	$6,537	$1,519
Weighted average common shares outstanding for basic earnings per common share	5,562,939	4,180,936
Add: dilutive effects of assumed exercises of stock options	95,489	64,860
Average shares and dilutive potential common shares	5,658,428	4,245,796
Diluted earnings per common share	$1.16	$0.36
4.   SECURITIES
At the time of purchase of a security, the Company designates the security as either available for sale or held to maturity, depending upon investment objectives, liquidity needs and intent.
The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at December 31, 2021 and September 30, 2021 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

	December 31, 2021
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:
U.S. GSE residential mortgage-backed securities	$439	$78	$(2)	$515
Corporate bonds	6,700	321	—	7,021
Total available for sale securities	$7,139	$399	$(2)	$7,536
Held to maturity:
U.S. GSE residential mortgage-backed securities	$2,154	$48	$—	$2,202
U.S. GSE commercial mortgage-backed securities	2,680	126	—	2,806
Total held to maturity securities	4,834	174	—	5,008
Total investment securities	$11,973	$573	$(2)	$12,544
	September 30, 2021
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:
U.S. GSE residential mortgage-backed securities	$722	$112	$(1)	$833
Corporate bonds	6,700	214	—	6,914
Total available for sale securities	$7,422	$326	$(1)	$7,747
Held to maturity:
U.S. GSE residential mortgage-backed securities	$2,417	$74	$—	$2,491
U.S. GSE commercial mortgage-backed securities	2,694	175	—	2,869
Corporate bonds	3,500	9	(4)	3,505
Total held to maturity securities	8,611	258	(4)	8,865
Total investment securities	$16,033	$584	$(5)	$16,612
All of the Company’s securities with gross unrealized losses at December 31, 2021 and September 30, 2021 had been in a continuous loss position for less than twelve months and such unrealized losses totaling $2 thousand and $5 thousand, respectively are immaterial to the Company’s consolidated financial statements. At December 31, 2021 and September 30, 2021, investment securities carried at $4.8 million and $5.1 million, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.
The amortized cost and fair value of the Company’s securities portfolio at December 31, 2021 are presented by contractual maturity in the table below. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.
	December 31, 2021
(in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Five to ten years	$6,700	$7,021
U.S. GSE residential mortgage-backed securities	439	515
Total securities available for sale	7,139	7,536
Securities held to maturity:
One to five years	—	—

	December 31, 2021
(in thousands)	Amortized Cost	Fair Value
Five to ten years	—	—
U.S. GSE residential mortgage-backed securities	2,154	2,202
U.S. GSE commercial mortgage-backed securities	2,680	2,806
Total securities held to maturity	4,834	5,008
Total investment securities	$11,973	$12,544

There were no sales of securities for the three months ended December 31, 2021 and 2020.
5.   LOANS
The following table sets forth the classification of the Company’s loans by loan portfolio segment for the periods presented.
(in thousands)	December 31, 2021	September 30, 2021
Residential real estate	$436,348	$444,011
Multi-family	358,456	266,294
Commercial real estate	360,610	348,641
Commercial and industrial	109,562	172,274
Construction and land development	11,444	15,374
Consumer	29	11
Gross loans	1,276,449	1,246,605
Net deferred costs (fees)	985	520
Total loans	1,277,434	1,247,125
Allowance for loan losses	(9,386)	(8,552)
Total loans, net	$1,268,048	$1,238,573
The Company is a participant in the Paycheck Protection Program (“PPP”), administered by the Small Business Administration under the CARES Act, to provide guaranteed loans to qualifying businesses and organizations. These loans carry a fixed rate of 1.00% and a term of two years (loans made before June 5, 2020, subject to extension to five years with the consent of the lender) or five years (loans made on or after June 5, 2020), if not forgiven, in whole or in part. As of December 31, 2021, borrowers had applied for and received forgiveness on $293.2 million in PPP loans. The Company’s PPP loans outstanding, included in commercial and industrial loans in the table above, totaled $72.9 million and $140.4 million at December 31, 2021 and September 30, 2021, respectively.
At December 31, 2021 and September 30, 2021, the Company was servicing approximately $241.2 million and $233.2 million, respectively, of loans for others. The Company had no loans held for sale at December 31, 2021 and September 30, 2021.
Purchased Credit Impaired Loans
The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount for those loans is as follows:
(in thousands)	December 31, 2021
Commercial real estate	$3,590
Commercial and industrial	1,899
Total recorded investment	$5,489

The Company has not recorded an allowance for loan losses related to these loans at December 31, 2021.
The following table presents a summary of changes in accretable difference on purchased loans accounted for under ASC 310-30:
(in thousands)	Three Months Ended December 31, 2021
Balance at beginning of period	$346
Accretable differences acquired	—
Accretion	(1,035)
Adjustments to accretable difference due to changes in expected cash flows	363
Other changes, net	416
Ending balance	$90
For the three months ended December 31, 2021 and 2020, the Company sold loans totaling approximately $35.2 million and $8.4 million, respectively, recognizing net gains of $1.5 million and $181 thousand, respectively.
The following summarizes the activity in the allowance for loan losses by portfolio segment for the periods indicated:
	Three Months Ended December 31, 2021
(in thousands)	Residential Real Estate Loans	Multi- Family Loans	Commercial Real Estate Loans	Commercial and Industrial Loans	Construction and Land Development Loans	Consumer Loans	Total
Allowance for loan losses:
Beginning Balance	$4,155	$2,433	$1,884	$79	$—	$1	$8,552
Charge-offs	—	(66)	—	—	—	—	(66)
Recoveries	—	—	—	—	—	—	—
Provision (credit) for loan losses	(40)	201	634	105	—	—	900
Ending Balance	$4,115	$2,568	$2,518	$184	$—	$1	$9,386
	Three Months Ended December 31, 2020
(in thousands)	Residential Real Estate Loans	Multi- Family Loans	Commercial Real Estate Loans	Commercial and Industrial Loans	Construction and Land Development Loans	Consumer Loans	Total
Allowance for loan losses:
Beginning Balance	$5,103	$1,506	$1,221	$38	$—	$1	$7,869
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	—	—	10	—	—	10
Provision (credit) for loan losses	(9)	113	—	(4)	—	—	100
Ending Balance	$5,094	$1,619	$1,221	$44	$—	$1	$7,979
The following table represents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment evaluation method. The recorded investment in loans excludes accrued interest receivable due to immateriality.

	December 31, 2021
(in thousands)	Residential Real Estate	Multi- Family	Commercial Real Estate	Commercial and Industrial	Construction and Land Development	Consumer	Total
Allowance for loan losses:
Individually evaluated for
impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for
impairment	4,115	2,568	2,518	184	—	1	9,386
Purchased-credit impaired	—	—	—	—	—	—	—
Total allowance for loan losses	$4,115	$2,568	$2,518	$184	$—	$1	$9,386
Loans:
Individually evaluated for
impairment	$6,315	$432	$523	$480	$—	$—	$7,750
Collectively evaluated for
impairment	430,254	358,399	356,685	107,339	11,487	31	1,264,195
Purchased-credit impaired	—	—	3,590	1,899	—	—	5,489
Total loans held for investment	$436,569	$358,831	$360,798	$109,718	$11,487	$31	$1,277,434
	September 30, 2021
(in thousands)	Residential Real Estate	Multi- Family	Commercial Real Estate	Commercial and Industrial	Construction and Land Development	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,155	2,433	1,884	79	—	1	8,552
Purchased-credit impaired	—	—	—	—	—	—	—
Total allowance for loan losses	$4,155	$2,433	$1,884	$79	$—	$1	$8,552
Loans:
Individually evaluated for impairment	$7,198	$458	$517	$500	$—	$—	$8,673
Collectively evaluated for
impairment	436,942	266,256	339,966	169,660	15,374	13	1,228,211
Purchased-credit impaired	—	—	8,324	1,917	—	—	10,241
Total loans held for investment	$444,140	$266,714	$348,807	$172,077	$15,374	$13	$1,247,125
No allowance was recorded on purchased-credit impaired loans.
The following presents information related to the Company’s impaired loans by portfolio segment for the periods shown.

	December 31, 2021			September 30, 2021
(in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance Allocated	Unpaid Principal Balance	Recorded Investment	Allowance Allocated
With no related allowance recorded:
Residential real estate	$6,315	$6,315	$—	$7,382	$7,198	$—
Multi-family	432	432	—	382	458	—
Commercial real estate	523	523	—	522	517	—
Commercial and industrial	480	480	—	535	500	—
Total	$7,750	$7,750	$—	$8,821	$8,673	$—
	Three Months Ended December 31,
	2021		2020
(in thousands)	Average Recorded Investment	Interest Income Recognized(1)	Average Recorded Investment	Interest Income Recognized(1)
Residential real estate	$6,347	$20	$5,655	$22
Multi-family	440	—	46	1
Commercial real estate	520	—	28	1
Commercial and industrial	481	—	—	—
Total	$7,788	$20	$5,729	$24

(1)
Accrual basis interest income recognized approximates cash basis income.

At December 31, 2021 and September 30, 2021, past due and non-accrual loans disaggregated by portfolio segment were as follows:
(in thousands)	Past Due and Non-Accrual
December 31, 2021	30 – 59 days past due and accruing	60 – 89 days past due and accruing	Greater than 89 days past due and accruing	Non-accrual		Total past due and non- accrual	Purchased- credit impaired	Current	Total
Residential real estate	$52	$317	$—	$4,680	(1)	$5,049	$—	$431,520	$436,569
Multi-family	—	—	—	432	(2)	432	—	358,399	358,831
Commercial real estate	5,068	—	—	523	(3)	5,591	3,590	351,617	360,798
Commercial and industrial	143	484	—	480	(4)	1,107	1,899	106,712	109,718
Construction and land development	—	—	—	—		—	—	11,487	11,487
Consumer	—	—	—	—		—	—	31	31
Total	$5,263	$801	$—	$6,115		$12,179	$5,489	$1,259,766	$1,277,434

(1)
Of the residential real estate non-accrual loans, $296 were 31 days past due, $996 were 61 days past due and $3,388 were greater than 89 days past due.

(2)
Multi-family non-accrual loans at December 31, 2021 were greater than 89 days past due.

(3)
Commercial real estate non-accrual loans at December 31, 2021 were greater than 89 days past due.

(4)
Commercial and industrial non-accrual loans at December 31, 2021 were greater than 89 days past due.

(in thousands)	Past Due and Non-Accrual
September 30, 2021	30 – 59 days past due and accruing	60 – 89 days past due and accruing	Greater than 89 days past due and accruing	Non-accrual		Total past due and non- accrual	Purchased- credit impaired	Current	Total
Residential real estate	$1,032	$1,601	$—	$5,554	(1)	$8,187	$—	$435,953	$444,140
Multi-family	—	—	—	458	(2)	458	—	266,256	266,714
Commercial real estate	1,939	—	—	1,016	(3)	2,955	8,324	337,528	348,807
Commercial and industrial	3,641	—	—	—		3,641	1,917	166,519	172,077
Construction and land development	—	—	—	—		—	—	15,374	15,374
Consumer	—	—	—	—		—	—	13	13
Total	$6,612	$1,601	$—	$7,028		$15,241	$10,241	$1,221,643	$1,247,125

(1)
Of the residential real estate non-accrual loans, $1,026 were 61 days past due and $4,528 were greater than 89 days past due.

(2)
Multi-family non-accrual loans at September 30, 2021 were greater than 89 days past due.

(3)
Commercial real estate non-accrual loans at September 30, 2021 were greater than 89 days past due.

Troubled debt restructurings (“TDRs”) are loan modifications where the Company has granted a concession to a borrower in financial difficulty. To assess whether a borrower is experiencing financial difficulty, an evaluation is performed to determine if that borrower is currently in payment default under any of its obligations or whether there is a probability that the borrower will be in payment default in the foreseeable future without the modification. At both December 31, 2021 and September 30, 2021, the Company had a recorded investment in TDRs totaling $1.7 million, consisting solely of residential real estate loans with no specific reserves allocated to such loans and no commitment to lend additional funds under those loans, at either December 31, 2021 or September 30, 2021.
For the three months ended December 31, 2021 and 2020, there were no TDRs for which there was a payment default within twelve months of restructuring. A loan is considered to be in payment default once it is 90 days contractually past due under its modified terms. For the three months ended December 31, 2021 and 2020, the Company had no new TDRs.
In June 2020, New York’s then-Governor Andrew Cuomo signed SB 8243C and SB 8428 into law, which created Section 9-x of the New York Banking Law. Section 9-x requires New York regulated banking institutions and New York regulated mortgage servicers to make available applications for forbearance of any payment due on certain residential mortgages to qualified borrowers for their primary residence located in New York. In general, qualified borrowers will be granted forbearance of all monthly payments for a period of up to 180 days, to be extended for up to an additional 180 days provided that the borrower demonstrates continued financial hardship.
The Company has been prudently working with borrowers negatively impacted by the COVID-19 pandemic while managing credit risks and recognizing an appropriate allowance for loan losses. The Company modified 519 loans totaling $367.1 million under the CARES Act which are excluded from TDR classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking agencies. As of December 31, 2021, 12 loans totaling $11.0 million were still in forbearance, of which 5 loans totaling $2.9 million were loans qualified under Section 9-x.
The Company continuously monitors the credit quality of its loan receivables. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that internally assigned credit risk ratings by loan segment are the key credit quality indicators that best assist management in monitoring the credit quality of the Company’s loan receivables.
The Company has adopted a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. When the lender learns of important financial developments, the risk rating is reviewed and adjusted if necessary. In addition, the Company engages a third-party independent loan reviewer that performs quarterly reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the loan loss provision and to confirm the adequacy of the allowance for loan losses.
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings:
Special Mention:   The loan has potential weaknesses that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the asset or in the Company’s credit position at some future date.
Substandard:   The loan is inadequately protected by current sound worth and paying capacity of the obligor or collateral pledged, if any. Loans classified as Substandard must have a well-defined weakness or weaknesses that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
Doubtful:   The loan has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.
Loans not having a credit risk rating of Special Mention, Substandard or Doubtful are considered pass loans.
At December 31, 2021 and September 30, 2021, the Company’s loan portfolio by credit risk rating disaggregated by portfolio segment were as follows:
	December 31, 2021
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Residential	$426,327	$4,816	$5,205	$—	$436,348
Multi-family	354,292	3,732	432	—	358,456
Commercial	338,852	15,109	6,649	—	360,610
Commercial and industrial	105,071	116	4,375	—	109,562
Construction and land development	9,446	1,998	—	—	11,444
Consumer	29	—	—	—	29
Total	$1,234,017	$25,771	$16,661	$—	$1,276,449
	September 30, 2021
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Residential	$433,299	$5,115	$5,594	$3	$444,011
Multi-family	262,984	2,852	458	—	266,294
Commercial	316,727	16,274	15,640	—	348,641
Commercial and industrial	168,104	540	3,630	—	172,274
Construction and land development	13,607	1,767	—	—	15,374
Consumer	11	—	—	—	11
Total	$1,194,732	$26,548	$25,322	$3	$1,246,605

6.   EQUITY COMPENSATION PLANS
The Company’s 2021 and 2018 Equity Compensation Plans (“the 2021 Plan” and “the 2018 Plan,” respectively), provide for the grant of stock-based compensation awards to members of management, including employees and management officials, and members of the Board. Under the 2021 Plan, a total of 427,500 shares of the Company’s common stock or equivalents were approved for issuance, of which 427,500 shares remain available for issuance at December 31, 2021. Of the total 346,000 shares of common stock approved for issuance under the 2018 Plan, 198,735 shares remain available for issuance at December 31, 2021. Hanover assumed the 2013 Savoy Bank Stock Option Plan solely in connection with options to purchase Savoy common stock held by the former Chief Executive Officer of Savoy and which, under the terms of the Agreement and Plan of Merger between the Company and Savoy, were converted into options to purchase 71,900 shares of Hanover common stock.
Stock Options
Stock options are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, and generally with vesting periods of three years and contractual terms of ten years. All stock options fully vest upon a change in control.
The fair value of stock options is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the common stock of the Company’s peers. The Company uses historical data to estimate option exercise and post-vesting termination behavior. Expected terms are based on historical data and represent the periods in which the options are expected to be outstanding. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
No stock options were exercised during the three months ended December 31, 2021 and 2020.
A summary of stock option activity follows (aggregate intrinsic value in thousands):
	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding, October 1, 2021	227,406	$9.50	$2,043	3.51 years
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding, December 31, 2021(1)	227,406	$9.50	$2,043	3.20 years

(1)
All outstanding options are fully vested and exercisable.

There was no compensation expense attributable to stock options for the three months ended December 31, 2021 and 2020.
Restricted Stock
No restricted stock awards were granted during the three months ended December 31, 2021. During the three months ended December 31, 2020, restricted stock awards of 7,500 shares were granted with a three-year vesting period. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. Since there is no active market for the Company’s stock, the fair value of the restricted stock awards was estimated on the date of grant based on the prices of the most recent transactions in the Company’s common stock.

A summary of restricted stock activity follows:
	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested, October 1, 2021	75,833	$19.87
Granted	—	—
Vested	(2,666)	21.49
Forfeited	(2,887)	19.07
Unvested, December 31, 2021	70,280	$19.84
Compensation expense attributable to restricted stock was $217 thousand and $229 thousand for the three months ended December 31, 2021 and 2020, respectively. As of December 31, 2021, there was $0.8 million of total unrealized compensation cost related to unvested restricted stock, expected to be recognized over a weighted-average term of 1.62 years. The total fair value of shares vested during the three months ended December 31, 2021 and 2020 was $49 thousand and $7 thousand, respectively.
7.   REGULATORY MATTERS
The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2021, the Bank meets all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31 2021 and September 30, 2021, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Under a policy of the Federal Reserve applicable to bank holding companies with less than $3.0 billion in consolidated assets, the Company is not subject to consolidated regulatory capital requirements.
The following table sets forth the Bank’s capital amounts (in thousands) and ratios under current regulations:
	Actual Capital		Minimum Capital Adequacy Requirement		Minimum Capital Adequacy Requirement with Capital Conservation Buffer		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2021
Total capital to risk-weighted assets	$141,803	15.52%	$73,114	8.00%	$95,963	10.50%	$91,393	10.00%
Tier 1 capital to risk-weighted assets	132,006	14.44%	54,836	6.00%	77,684	8.50%	73,114	8.00%
Common equity tier 1 capital to risk-weighted assets	132,006	14.44%	41,127	4.50%	63,975	7.00%	59,405	6.50%

	Actual Capital		Minimum Capital Adequacy Requirement		Minimum Capital Adequacy Requirement with Capital Conservation Buffer		Minimum to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted average assets (leverage)	132,006	9.92%	53,241	4.00%	N/A	N/A	66,551	5.00%
September 30, 2021
Total capital to risk-weighted assets	$132,554	15.59%	$68,040	8.00%	$89,303	10.50%	$85,050	10.00%
Tier 1 capital to risk-weighted assets	123,666	14.54%	51,030	6.00%	72,293	8.50%	68,040	8.00%
Common equity tier 1 capital to risk-weighted assets	123,666	14.54%	38,273	4.50%	59,535	7.00%	55,283	6.50%
Tier 1 capital to adjusted average assets (leverage)	123,666	9.45%	52,338	4.00%	N/A	N/A	65,423	5.00%
Dividend restrictions — The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of December 31, 2021, the Bank had $35.2 million of retained net income available for dividends to the Company.
8.   FAIR VALUE
FASB ASC No. 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using appropriate valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As such, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
FASB ASC 820-10 also establishes a fair value hierarchy and describes three levels of inputs that may be used to measure fair values: The three levels within the fair value hierarchy are as follows:
•
Level 1:   Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2:   Fair value is calculated using significant inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, rate volatility, prepayment speeds, credit ratings,) or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3:   Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.
Assets Measured at Fair Value on a Recurring Basis
The following presents fair value measurements on a recurring basis at December 31, 2021 and September 30, 2021:
	December 31, 2021
		Fair Value Measurements Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Available-for-sale securities:
U.S. GSE residential mortgage-backed securities	$515	$—	$515	$—
Corporate bonds	7,021	—	7,021	—
Mortgage servicing rights	3,741	—	—	3,741
Total	$11,277	$—	$7,536	$3,741
	September 30, 2021
		Fair Value Measurements Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Available-for-sale securities:
U.S. GSE residential mortgage-backed securities	$833	$—	$833	$—
Corporate bonds	6,914	—	6,914	—
Mortgage servicing rights	3,690	—	—	3,690
Total	$11,437	$—	$7,747	$3,690
The fair value for the securities available-for-sale were obtained from an independent broker based upon matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. The Company has determined these are classified as Level 2 inputs within the fair value hierarchy.
The fair value of mortgage servicing rights are based on a valuation model that calculates the present value of estimated future servicing income. The valuation model utilizes interest rate, prepayment speed, and default rate assumptions that market participants would use in estimating future net servicing income. Fair value of loan servicing rights related to residential mortgage loans at December 31, 2021 was determined based on discounted expected future cash flows using discount rates ranging from 12.0% to 14.5%, prepayment speed of 26.25% and a weighted average life ranging from 1.80 to 3.02 years. Fair value at September 30, 2021 for mortgage servicing rights was determined based on discounted expected future cash flows using discount rates ranging from 12.0% to 14.5%, prepayment speeds ranging from 24.18% to 24.33% and a weighted average life ranging from 1.96 to 3.30 years.
The fair value of loan servicing rights for SBA loans at December 31, 2021 was determined based on discounted expected future cash flows using discount rates ranging from 4.79% to 23.84%, prepayment speeds ranging from 8.94% to 23.63% and a weighted average life ranging from 0.28 to 5.80 years.
The Company has determined these are mostly unobservable inputs and considers then Level 3 inputs within the fair value hierarchy.
The following table presents the changes in mortgage servicing rights for the periods presented:
	Three Months Ended December 31,
(in thousands)	2021	2020
Balance, October 1	$3,690	$155
Additions	168	—
Adjustment to fair value	(117)	(11)
Balance, December 31	$3,741	$144
Assets Measured at Fair Value on a Non-recurring Basis
The Company had no financial instruments measured at fair value on a non-recurring basis at December 31, 2021 and September 30, 2021. The Company’s impaired loans had no related specific allowances recorded at December 31, 2021 and September 30, 2021.
Financial Instruments Not Measured at Fair Value
The following presents the carrying amounts and estimated fair values of the Company’s financial instruments not carried at fair value at December 31, 2021 and September 30, 2021:
	December 31, 2021
		Fair Value Measurements Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and cash equivalents	$114,951	$114,951	$—	$—	$114,951
Securities held-to-maturity	4,834	—	5,008	—	5,008
Securities available-for-sale	7,536	—	7,536	—	7,536
Loans, net	1,268,048	—	—	1,282,865	1,282,865
Federal Home Loan Bank stock	4,057	N/A	N/A	N/A	N/A
Accrued interest receivable	8,858	—	116	8,742	8,858
Financial Liabilities:
Time deposits	326,883	—	326,517	—	326,517
Demand and other deposits	849,868	849,868	—	—	849,868
Borrowings	113,274	—	112,852	—	112,852
Subordinated debentures	24,504	—	27,083	—	27,083
Accrued interest payable	879	1	878	—	879

	September 30, 2021
		Fair Value Measurements Using:
(In thousands)	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and cash equivalents	$166,544	$166,544	$—	$—	$166,544
Securities held-to-maturity	8,611	—	8,865	—	8,865
Securities available-for-sale	7,747	—	7,747	—	7,747
Loans, net	1,238,573	—	—	1,278,056	1,278,056
Federal Home Loan Bank stock	3,714	N/A	N/A	N/A	N/A
Accrued interest receivable	9,363	—	211	9,152	9,363
Financial Liabilities:
Time deposits	377,836	—	378,333	—	378,333
Demand and other deposits	786,826	786,826	—	—	786,826
Borrowings	159,642	—	159,608	—	159,608
Subordinated debentures	24,513	—	27,092	—	27,092
Accrued interest payable	1,290	1	713	576	1,290
9.   LOSS CONTINGENCIES
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of a loss is probable and an amount or range of loss can be reasonably estimated. The Company’s management does not believe there now are such matters that will have a material effect on the financial statements.
10. BORROWINGS
Federal Home Loan Bank (“FHLB”) Advances
At December 31, 2021 and September 30, 2021, FHLB advances outstanding were $47.9 million and $42.0 million, respectively. The advances were all at fixed rates ranging from 0.34% to 2.96% and from 0.37% to 2.96%, respectively, and with maturities ranging from January 2022 to August 2025 and from October 2021 to August 2025, respectively, at December 31, 2021 and September 30, 2021.
Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $488.5 million and $432.7 million of residential and commercial mortgage loans under a blanket lien arrangement at December 31, 2021 and September 30, 2021, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company was eligible to borrow up to an additional total of $26.7 million at December 31, 2021.
The following table sets forth the contractual maturities and weighted average interest rates of the Company’s fixed rate FHLB advances (in thousands):
	Balance at December 31, 2021
Contractual Maturity	Amount	Weighted Average Rate
2022	$10,000	0.34%
2023	11,995	2.23%
2024	18,860	0.98%
2025	7,080	0.58%
Total	$47,935	1.10%

	Balance at September 30, 2021
Contractual Maturity	Amount	Weighted Average Rate
2022	$4,000	2.02%
2023	12,040	2.23%
2024	18,860	0.98%
2025	7,080	0.58%
Total	$41,980	1.37%
Federal Reserve Borrowings
At December 31, 2021 and September 30, 2021, the Company’s borrowings from the Federal Reserve’s Paycheck Protection Liquidity Facility (“PPPLF”) were $65.3 million and $117.7 million, respectively. The borrowings have a rate of 0.35% and the maturity date will equal the maturity date of the underlying PPP loan pledged to secure the extension of credit. The maturity date of a PPP loan is either two or five years from origination date. The Company utilized the PPPLF to fund PPP loan production. The borrowings are fully secured by pledged PPP loans as of December 31, 2021 and September 30, 2021.
Correspondent Bank Borrowings
At December 31, 2021, approximately $55 million in unsecured lines of credit extended by correspondent banks were available to be utilized for short-term funding purposes. No borrowings were outstanding under lines of credit with correspondent banks at December 31, 2021 and September 30, 2021.
11.   SUBORDINATED DEBENTURES
In October 2020, the Company completed the private placement of $25.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2030 (the “Notes”) to certain qualified institutional buyers and accredited investors. The Notes will initially bear interest, payable semi-annually, at the rate of 5.00% per annum, until October 15, 2025. From and including October 15, 2025, the interest rate applicable to the outstanding principal amount due will reset quarterly to the then current three-month secured overnight financing rate (“SOFR”) plus 487.4 basis points. The Company may, at its option, beginning with the interest payment date of October 15, 2025 but not generally prior thereto, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, subject to the receipt of any required regulatory approval. The Notes are not subject to redemption at the option of the holder. These subordinated notes are included as a component of the Bank’s Tier 1 capital for regulatory reporting.
At December 31, 2021 and September 30, 2021, the unamortized issuance costs of the Notes were $0.5 million and $0.5 million, respectively. For the three months ended December 31, 2021 and 2020, $21 thousand and $13 thousand, respectively, in issuance costs were recorded in interest expense. The Notes are presented net of unamortized issuance costs in the Company’s Consolidated Statements of Financial Condition.
12.   ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents changes in accumulated other comprehensive income by component, net of tax, for the three months ended December 31, 2021 and 2020:
(in thousands)	Unrealized Gains and Losses on Available- for-Sale Debt Securities	Total
Balance at October 1, 2021	$256	$256
Other comprehensive income	54	54
Balance at December 31, 2021	$310	$310
Balance at October 1, 2020	$156	$156
Other comprehensive income	167	167
Balance at December 31, 2020	$323	$323
There were no significant amounts reclassified out of accumulated other comprehensive income for the three months ended December 31, 2021 and 2020.

Financial Statements and Supplementary Data
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and the Board of Directors of Hanover Bancorp, Inc.
Mineola, New York
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of Hanover Bancorp Inc. and Subsidiary (the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Crowe LLP
We have served as the Company’s auditor since 2019.
Livingston, New Jersey
December 22, 2021

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
	September 30,
(in thousands, except share and per share data)	2021	2020
ASSETS
Cash and non-interest-bearing deposits due from banks	$8,302	$6,239
Interest-bearing deposits due from banks	142,950	73,970
Federal funds sold	15,292	—
Total cash and cash equivalents	166,544	80,209
Investment securities, held-to-maturity (fair value of $8,865 and $11,131 at September 30, 2021 and 2020, respectively)	8,611	10,727
Investment securities, available-for-sale, at fair value	7,747	6,035
Loans held for investment	1,247,125	725,019
Allowance for loan losses	(8,552)	(7,869)
Loans held for investment, net	1,238,573	717,150
Premises and equipment, net	15,003	14,156
Accrued interest receivable	9,363	6,766
Prepaid pension	4,233	4,660
Stock in Federal Home Loan Bank, at cost	3,714	4,170
Goodwill	19,168	1,901
Other intangible assets	480	22
Loan servicing rights	3,690	155
Deferred income taxes	3,558	1,897
Other assets	3,957	3,758
TOTAL ASSETS	$1,484,641	$851,606
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing demand	$191,537	$82,350
Savings, NOW and money market	595,289	187,657
Time	377,836	394,753
Total deposits	1,164,662	664,760
Borrowings	159,642	85,154
Note payable	—	14,984
Subordinated debentures	24,513	—
Accrued interest payable	1,290	374
Other liabilities	12,005	8,291
TOTAL LIABILITIES	1,362,112	773,563
STOCKHOLDERS’ EQUITY
Preferred stock; par value $0.01; 15,000,000 shares authorized; 0 issued at September 30, 2021 and 2020, respectively	—	—
Common stock; par value $0.01; 17,000,000 shares authorized; 5,563,426 and 4,175,144 shares issued and outstanding at September 30, 2021 and 2020, respectively	56	42
Capital in excess of par	97,246	63,725
Retained earnings	24,971	14,120
Accumulated other comprehensive income, net of tax	256	156
TOTAL STOCKHOLDERS’ EQUITY	122,529	78,043
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,484,641	$851,606
The accompanying notes are an integral part of these consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
	Year Ended September 30,
(in thousands, except share and per share data)	2021	2020
INTEREST INCOME
Interest on loans	$47,685	$38,641
Interest and dividends on investment securities	685	523
Federal funds sold	1	107
Other interest income	304	862
Total interest income	48,675	40,133
INTEREST EXPENSE
Savings, NOW and money market deposits	903	1,445
Time deposits	3,822	9,180
Borrowings	2,242	2,386
Total interest expense	6,967	13,011
Net interest income	41,708	27,122
Provision for loan losses	1,000	1,250
Net interest income after provision for loan losses	40,708	25,872
NON-INTEREST INCOME
Loan fees and service charges	703	301
Loan servicing income	504	84
Service charges on deposit accounts	127	62
Gain on sale of investment securities available-for-sale, net	240	—
Gain on sale of loans held-for-sale	1,307	917
Other income	468	—
Total non-interest income	3,349	1,364
NON-INTEREST EXPENSE
Salaries and employee benefits	15,009	11,182
Occupancy and equipment	4,978	4,462
Data processing	1,280	911
Advertising and promotion	118	296
Acquisition costs	4,430	450
Professional fees	1,706	2,070
Other expenses	2,484	1,651
Total non-interest expense	30,005	21,022
Income before income tax expense	14,052	6,214
Income tax expense	3,201	1,240
Net income	$10,851	$4,974
Earnings per share:
Basic	$2.32	$1.20
Diluted	$2.28	$1.18
Weighted average shares outstanding:
Basic	4,669,009	4,162,280
Diluted	4,758,669	4,226,967
The accompanying notes are an integral part of these consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Year Ended September 30,
(in thousands)	2021	2020
Net income	$10,851	$4,974
Other comprehensive income, net of tax:
Change in unrealized gain on investment securities available-for-sale, net of tax of $77 and $35, respectively	291	134
Reclassification adjustment for gains realized in net income, net of tax of $49 and $0, respectively	(191)	—
Total other comprehensive income, net of tax	100	134
Total comprehensive income, net of tax	$10,951	$5,108
The accompanying notes are an integral part of these consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except shares)	Common stock (shares)	Common stock	Capital in excess of par	Retained Earnings	Accumulated other comprehensive income	Total stockholders’ equity
Balance at October 1, 2019	4,162,904	$42	$62,740	$9,146	$22	$71,950
Net income	—	—	—	4,974	—	4,974
Other comprehensive income, net of tax	—	—	—	—	134	134
Stock-based compensation	(3,597)	—	766	—	—	766
Exercise of stock options	10,735	—	107	—	—	107
Issuance of common stock	5,102	—	112	—	—	112
Balance at September 30, 2020	4,175,144	$42	$63,725	$14,120	$156	$78,043
Net income	—	—	—	10,851	—	10,851
Other comprehensive income, net of tax	—	—	—	—	100	100
Common stock issued in purchase of Savoy	1,357,567	14	31,238	—	—	31,252
Savoy acquisition rollover options	—	—	1,269	—	—	1,269
Issuance of common stock	5,127	—	113	—	—	113
Stock-based compensation, net	25,588	—	901	—	—	901
Balance at September 30, 2021	5,563,426	$56	$97,246	$24,971	$256	$122,529
The accompanying notes are an integral part of these consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
SEPTEMBER 30, 2021 and 2020
	Year Ended September 30,
(in thousands)	2021	2020
Cash flows from operating activities:
Net income	$10,851	$4,974
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,000	1,250
Depreciation and amortization	1,444	1,343
Originations of loans held for sale	—	(5,337)
Proceeds from sales of loans held for sale	—	5,338
Net gain on sale of loans	(1,307)	(917)
Stock-based compensation	901	766
Net gain on sale of securities available for sale	(240)	—
Net accretion of premiums, discounts and loan fees and costs	(3,604)	(282)
Amortization of intangible assets	32	5
Amortization of debt issuance costs	72	3
Loan servicing rights valuation adjustments	251	111
Deferred tax expense	365	202
Decrease (increase) in accrued interest receivable	1,924	(3,501)
Decrease (increase) in other assets	1,398	(1,180)
Decrease in accrued interest payable	(134)	(157)
Increase (decrease) in other liabilities	239	(2,052)
Net cash provided by operating activities	13,192	566
Cash flows from investing activities:
Purchases of securities available for sale	(4,700)	(5,000)
Purchases of restricted securities	(494)	(1,155)
Principal repayments of securities held to maturity	2,100	1,288
Principal repayments of securities available for sale	338	34
Redemptions of restricted securities	1,645	2,513
Proceeds from sales of loans	46,640	32,561
Net decrease (increase) in loans	16,996	(36,438)
Proceeds from sales of securities available for sale	3,240	—
Purchases of premises and equipment	(2,079)	(1,093)
Cash acquired in business combination	59,155	—
Cash consideration paid in acquisition	(32,991)	—
Net cash provided by (used in) investing activities	89,850	(7,290)
Cash flows from financing activities:
Net increase in deposits	$157,725	$14,474
Net decrease in federal funds purchased	—	—
Advances of term FHLB borrowings	—	23,940
Repayments of Federal Home Loan Bank advances	(34,758)	(55,688)
The accompanying notes are an integral part of these consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
SEPTEMBER 30, 2021 and 2020
	Year Ended September 30,
(in thousands)	2021	2020
Advances of FRB borrowings	—	16,255
Repayments of Federal Reserve Bank borrowings	(149,242)	(98)
Proceeds from issuance of subordinated debentures, net of issuance costs	24,455	—
Repayment of note payable	(15,000)	—
Net proceeds from stock options exercised	—	107
Net proceeds from issuance of common stock	113	112
Net cash used in financing activities	(16,707)	(898)
Net increase (decrease) in cash and cash equivalents	86,335	(7,622)
Cash and cash equivalents, beginning of period	80,209	87,831
Cash and cash equivalents, end of period	$166,544	$80,209
Supplemental cash flow information:
Interest paid	$7,101	$13,168
Income taxes paid	1,375	1,243
Supplemental non-cash disclosures:
Transfers from portfolio loans to loans held-for-sale	$47,826	$31,668
Transfers from loans held-for-sale to portfolio loans	2,493	—
Business combination:
Fair value of tangible assets acquired	653,380	—
Goodwill and other intangible assets	17,947	—
Liabilities assumed	605,815	—
Common stock issued in business combination	31,252	—
Stock options rolled over in acquisition	1,269	—
The accompanying notes are an integral part of these consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021 and 2020
Note 1.   Summary of Significant Accounting Policies
Nature of Operations
Hanover Bancorp, Inc. (the “Company”) is a New York corporation which became the holding company for Hanover Community Bank (the “Bank”) in 2016. The Bank, headquartered in Mineola, New York, is a New York State chartered bank. The Bank commenced operations on November 4, 2008 and is a full-service bank providing personal and business lending and deposit services. As a New York State chartered, non-Federal Reserve member bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation. The Company is subject to regulation and examination by the Board of Governors of the FRB.
Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.
Certain prior period amounts have been reclassified to conform to the current year’s presentation. These reclassifications had an immaterial effect on the Company’s consolidated financial statements.
Use of Estimates
In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has adversely affected, local, national and global economic activity. Various actions taken to help mitigate the spread of COVID-19 included restrictions on travel, quarantines and government mandated closures of various businesses. The outbreak caused significant disruptions to the economy and disrupted banking and other financial activity in the areas in which the Company operates.
The CARES Act was enacted in March 2020 to, among other things, provide emergency assistance to individuals, families and businesses affected by the COVID-19 pandemic. The effects of the COVID-19 pandemic may materially and adversely affect the Company’s financial condition and results of operations in future periods, and it is unknown what the complete financial impact will be to the Company. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the coronavirus, the new “waves” of COVID-19 infections and the distribution of vaccines and vaccination rates, among others. It is possible that estimates made in the financial statements could be materially and adversely impacted due to these conditions.
Significant Group Concentrations of Credit Risk
Most of the Company’s activities are with customers located in Nassau, Queens and Kings Counties and surrounding areas of New York State. Note 4 discusses the types of lending that the Company engages in. Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. The Company does not have any significant concentrations to any one industry or customer.

Business Combinations
The Company accounts for its business combinations using the acquisition method of accounting. This method requires the use of fair values in determining the carrying values of the purchased assets and assumed liabilities, which are recorded at fair value at acquisition date, and identifiable intangible assets are recorded at fair value. Costs directly related to the business combinations are recorded as expenses as they are incurred. Fair values are subject to adjustment for up to one year after the closing date of an acquisition as additional information relative to closing date fair values become available.
Cash and Cash Equivalents
For purposes of reporting consolidated cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash and cash equivalents also include interest-bearing deposits in banks and federal funds sold. Interest-bearing deposits in other financial institutions mature within 90 days and are carried at cost.
Restrictions on Cash
Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.
Investment Securities
Investment securities are classified as held-to-maturity or available-for-sale at the time of purchase. Investment securities classified as held-to-maturity, which management has the positive intent and ability to hold to maturity, are reported at amortized cost. Investment securities classified as available for sale, which management has the intent and ability to hold for an indefinite period of time, but not necessarily to maturity, are carried at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income. Any decision to sell investment securities available for sale would be based on various factors, including, but not limited to, asset / liability management strategies, changes in interest rates or prepayment risks, liquidity needs, or regulatory capital considerations.
Premiums are amortized and discounts accreted using the interest method over the remaining terms of the related securities. Dividend and interest income are recognized when earned. Sales of investment securities are recorded at trade date, with realized gains and losses on sales determined using the specific identification method and included in non-interest income.
The Company evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, the Company considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. The Company also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.
Federal Home Loan Bank Stock
As a member of the FHLB of New York, the Company is required to maintain an investment in the stock of the FHLB based upon the amount of outstanding FHLB borrowings. This stock does not have a readily determinable fair value and is carried at cost.

Loans Held for Sale
Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate as determined by outstanding commitments from investors. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred as an adjustment to the carrying value of the loan until it is sold.
Loans and Loan Interest Income Recognition
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. The loan portfolio is segmented into residential real estate, commercial real estate, multifamily, commercial and industrial, construction, and consumer loans.
Interest income on loans is accrued and credited to income as earned. Net loan origination fees and costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments.
Acquired loans are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date.
Acquired loans are evaluated upon acquisition and classified as either purchased credit impaired or purchased non-impaired. Purchased credit impaired loans reflect credit deterioration since origination such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. For purchased credit impaired loans, expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the remaining life of the loans (accretable yield) using a level yield method if the timing and amount of the future cash flows is reasonably estimable. The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).
Subsequent to the acquisition date, increases in cash flows over those expected at the acquisition date are recognized prospectively as interest income. Decreases in expected cash flows after the acquisition date are recognized immediately through the provision for loan losses. For purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is amortized or accreted to interest income over the economic life of the loans using a method that approximates the interest method.
Lending Risk
The principal business of the Bank is lending in one-to-four family residential mortgage loans, commercial real estate mortgage loans, multi-family mortgage loans, commercial and industrial loans and consumer loans. The Bank considers its primary lending area to be Nassau County and the New York City boroughs. A substantial portion of the Bank’s loans is secured by real estate in these areas. Accordingly, the ultimate collectability of the loan portfolio is susceptible to changes in market and economic conditions in this region.
One-to-four family residential mortgage loans involve certain risks such as interest rate risk and risk of nonpayment. Adjustable-rate loans decrease the interest rate risk to the Company that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. Repayment risk can be affected by the overall health of the economy, including unemployment rates and housing prices.
Commercial real estate lending entails significant additional risks as compared with single-family residential property lending. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. Loans in this classification include income producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are located largely in the Bank’s primary market area. The cash flows of the income producing investment properties could be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, could have an effect on credit quality. In the case of owner-occupied real estate used for business purposes, a weakened economy and resultant decreased consumer and/or business spending could have an adverse effect on credit quality.
Multifamily lending entails additional risks as compared with single-family residential property lending, but less when compared to commercial real estate lending. Loans in this classification include income producing residential investment properties of five or more families. Loans are made to established owners with a proven and demonstrable record of strong performance. Loans are secured by a first mortgage lien on the subject property. Repayment is derived generally from the rental income generated from the property and may be supplemented by the owners’ personal cash flow. Credit risk arises with changes in economic conditions that could cause an increase in vacancy rates.
Commercial and industrial lending is generally considered higher risk due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on the business. Generally, these loans are primarily secured by inventories and other assets of the business and repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and/or business spending, will have an effect on the credit quality in this loan class.
The Company’s construction loan portfolio covers the development of commercial properties. Construction loans involve the disbursement of funds during construction with repayment substantially dependent on the success of the ultimate project. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans because their ultimate repayment depends on the satisfactory completion of construction and is sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing. Repayment is dependent on completion of the project and the subsequent financing of the completed project as a commercial real estate loan, and in some instances on the rent or sale of the underlying project.
Consumer loans generally have shorter terms and higher interest rates than other lending but generally involve more credit risk because of the type and nature of the collateral and, in certain cases, the absence of collateral. Repayment is dependent on the credit quality of the individual borrower and, if applicable, sale of the collateral securing the loan. Therefore, the overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this loan class.
Allowance for Loan Losses
A loan is considered past due when it is not paid in accordance with its contractual terms. The accrual of income on loans, including impaired loans, and other loans in the process of foreclosure, is generally discontinued when a loan becomes 90 days or more delinquent, or when certain factors indicate that the ultimate collection of principal and interest is in doubt. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed against interest income, and income is recognized subsequently only in the period that cash is received, provided no principal payments are due and the remaining principal balance outstanding is deemed collectible. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
The Company defines an impaired loan as a loan for which it is probable, based on current information, that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual loans, loans risk rated 9 (Doubtful) or 10 (Loss), and all loans subject to a troubled debt restructuring (“TDR”). Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the expected future cash flows, discounted at the loan’s original effective interest rate, or the underlying collateral (less estimated costs to sell) if the loan is collateral dependent. Impairments are recognized through a charge to the allowance for loan losses for the amount that the loan’s carrying value exceeds the discounted cash flow analysis or estimated fair value of collateral (less estimated costs to sell) if the loan is collateral dependent.

The allowance for loan losses is increased by the provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are recognized in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less costs to sell, if it is determined that it is probable that recovery will come primarily from the sale of such collateral. The provision for loan losses is based on management’s evaluation of the adequacy of the allowance which considers, among other things, impaired loans, past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay, and estimated fair value of any underlying collateral securing loans. Additionally, management evaluates changes, if any, in underwriting standards, collection, charge-off and recovery practices, the nature or volume of the portfolio, lending staff, concentration of loans, as well as current economic conditions, and other relevant factors. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimable losses at the statement of condition date.
The allowance for loan losses consists of the following components:
1)
Specific allowances are established for impaired loans, generally defined by the Company to be all nonaccrual loans, loans risk rated 8 (Substandard), 9 (Doubtful) or 10 (Loss), and all loans subject to a TDR. The amount of impairment provided for as an allowance is represented by the deficiency, if any, between the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value (less estimated costs to sell) if the loan is collateral dependent, and the carrying value of the loan. Impaired loans that have no impairment losses are not considered for general valuation allowances described below.

2)
General allowances are established for loan losses on a portfolio basis for loans that do not meet the definition of impaired. The portfolio is grouped into similar risk characteristics, primarily by loan segment and internal credit risk ratings. Historical loss experience is applied to each loan group using a three-year lookback period. The loss experience is adjusted, as appropriate, for the environmental factors discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on the Company’s financial results.

In underwriting a loan secured by real property, the Company requires an appraisal (or an automated valuation model) of the property by an independent licensed appraiser approved by the Company’s Board of Directors. The appraisal is subject to review by an independent third party hired by the Company. Management reviews and inspects properties before disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when the Company acquires other real estate owned, it generally obtains a current appraisal to substantiate the net carrying value of the asset at the time of foreclosure.
As noted above, the adjustments to the Company’s loss experience is based on management’s evaluation of several environmental factors, including:
•
changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of the loan portfolio, including the condition of various market segments;

•
changes in the nature and volume of the Company’s portfolio and in the terms of the Company’s loans;

•
changes in the experience, ability, and depth of lending management and other relevant staff;

•
changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;

•
changes in the quality of the Company’s loan review system;

•
changes in lending policies, procedures and strategies;

•
changes in the value of underlying collateral for collateral-dependent loans;

•
the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•
the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company’s existing portfolio.

While management uses available information to recognize probable and reasonably estimable losses on loans, future additions to the allowance may be necessary based upon changes in economic, market or other conditions. Changes in estimates could result in a material change in the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.
A loan modification is deemed a TDR when two conditions are met: 1) the borrower is experiencing financial difficulty; and 2) a concession is made by the Company that would not otherwise be considered for a borrower or collateral with similar credit risk characteristics. Once an obligation has been restructured, it continues to be considered restructured until paid in full or otherwise settled, sold or charged off. The Company records an impairment charge equal to the difference between the present value of estimated future cash flows under the restructured terms discounted at the original loan’s effective interest rate, or the underlying collateral value less costs to sell, if the loan is collateral dependent.
The allowance for loan and lease losses related to purchased credit impaired loans is based on an analysis that is performed each period to estimate the expected cash flows for each of the loan pools. To the extent that the expected cash flows of a loan pool have decreased since the acquisition date, the Company establishes an allowance for loan losses.
Loan Modifications Under the CARES Act
On March 27, 2020, the President of the United States signed the CARES Act, which provides entities with optional temporary relief from certain accounting and financial reporting requirements under GAAP.
The CARES Act allows financial institutions to suspend application of certain current TDR accounting guidance under ASC 310-40 for loan modifications related to the COVID-19 pandemic made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the end of the COVID-19 national emergency, provided certain criteria are met. This relief can be applied to loan modifications for borrowers that were not more than 30 days past due as of December 31, 2019 and to loan modifications that defer or delay the payment of principal or interest or change the interest rate on the loan. In April 2020, federal and state banking regulators issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus to provide further interpretation of when a borrower is experiencing financial difficulty, specifically indicating that if the modification is either short-term (e.g., six months) or mandated by a federal or state government in response to the COVID-19 pandemic, the borrower is not experiencing financial difficulty under ASC 310-40. The Company continues to prudently work with borrowers negatively impacted by the COVID-19 pandemic while managing credit risks and recognizing an appropriate allowance for loan and lease losses on its loan portfolio. The Company approved total loan modifications under the CARES Act of $220.4 million, of which $19.5 million remain as of September 30, 2021.
Another key program under the CARES Act is the PPP administered by the SBA which provided funding to qualifying businesses and organizations. Under this program, we have originated approximately $366.1 million in principal amount of PPP loans to local borrowers. As of September 30, 2021, borrowers had applied for and received forgiveness on $225.4 million in PPP loans. These loans are fully guaranteed by the SBA and provide for full forgiveness of the loans during a specified forgiveness period that meet specific guidelines provided by the SBA. Loans that do not meet the forgiveness criteria will enter a repayment period of two or five years.
Mortgage Servicing Rights
The Company originates and sells mortgage loans in the secondary market and may retain the servicing of these loans. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. In addition, upon the acquisition of Savoy the Company retains the servicing of the guaranteed portion of SBA loans that are sold in the secondary market.
Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur and are included as a component of non-interest expense on the consolidated income statement. The fair value of servicing rights is subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Fees earned for servicing loans are reported on the statements of income as loan servicing income when the related mortgage loan payments are collected. The amortization of loan servicing rights is netted against loan servicing fee income. Servicing fees totaled $0.6 million and $0.1 million for the years ended September 30, 2021 and 2020, respectively. Late fees and ancillary fees related to loan servicing are not material.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, which are 39 years for buildings and two to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are recorded as a component of non-interest expense as incurred.
Goodwill and Other Intangible Assets
Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company has selected August 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the balance sheet.
Other intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangible assets are amortized on an accelerated method over their estimated useful life of 10 years.
Debt Issuance Costs
The costs attributable to issuing a debt instrument are reported on the Consolidated Balance Sheet as a deduction from the face amount of the note and amortized as interest expense over the term of the note.
Earnings Per Share
Basic earnings per common share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share is the amount of earnings available to each share of common stock during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares are excluded from the computation of dilutive earnings per share in the periods in which the effect would be anti-dilutive.
Comprehensive Income
Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of stockholders’ equity.
Income Taxes
Income tax expense is comprised of two components, current and deferred. The current component reflects taxes payable or refundable for a current period based on applicable tax laws, and the deferred component represents the tax effects of temporary differences between amounts recognized for financial accounting and tax purposes. Deferred tax assets and liabilities reflect the tax effects of such differences that are anticipated to result in taxable or deductible amounts in the future, when the temporary differences reverse. Deferred tax assets are recognized if it is more likely than not they will be realized, and may be reduced by a valuation allowance if it is more likely than not that all or some portion will not be realized.
Tax positions that are uncertain but meet a more likely than not recognition threshold are initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position meets the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.
The Company recognizes interest expense and penalties on uncertain tax positions as a component of income tax expense and recognizes interest income on refundable income taxes as a component of other non-interest income.
Fair Value Measurements
The Company measures certain assets and liabilities on a fair value basis, in accordance with Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurement.” Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
Revenue From Contracts With Customers
Revenue from contracts with customers generally comprises deposit service fees, which are included as a component of other non-interest income in the accompanying Consolidated Statements of Income. The Company identifies the performance obligations included in the contracts with customers, determines the transaction price, allocates the transaction price to the performance obligations, as applicable, and recognizes revenue when performance obligations are satisfied, which is generally at the point services are performed for the customer.
Operating Segments
While management monitors the revenue streams of the Company’s various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all the financial service operations are considered by management to be aggregated in one reportable operating segment.
Stock Compensation Plans
Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based upon the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company’s accounting policy is to recognize forfeitures as they occur.
Supplemental Executive Retirement Plan
In connection with the previous acquisition of Chinatown Federal Savings Bank (“CFSB”), the assets of the CFSB Supplemental Executive Retirement Plan (“CFSB SERP”) are included in the Consolidated Statements of Financial Condition. The CFSB SERP provides benefits to two former executives of CFSB and the assets of the CFSB SERP are held in a Rabbi Trust which was fully funded prior to the acquisition of CFSB by the Company. The Company has no further liability or obligation with respect to the CFSB SERP assets other than record keeping. No ongoing valuation of the assets will be obtained and the amount of plan assets will continue to be equal to the liability reflected on the Consolidated Statement of Financial Condition. The SERP liability is included in other liabilities on the Consolidated Statement of Financial Condition.
Accounting Standards Issued But Not Yet Effective
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases. The amendments in this update primarily replace the existing accounting requirements for operating leases for lessees. Lessee accounting requirements for finance leases and lessor accounting requirements for operating leases and sales type and direct financing leases (sales-type and direct financing leases were both previously referred to as capital leases) are largely unchanged. The amendments require the lessee of an operating lease to record a balance sheet gross-up upon lease commencement by recognizing a right-of-use asset and lease liability equal to the present value of the lease payments. The right-of-use asset and lease liability should be derecognized in a manner that effectively yields a straight-line lease expense over the lease term. In addition to the changes to the lessee operating lease accounting requirements, the amendments also change the types of costs that can be capitalized related to a lease agreement for both lessees and lessors. The amendments also require additional disclosures for all lease types for both lessees and lessors. The FASB has subsequently issued additional ASUs intended to clarify guidance, provide implementation support, and provide an additional transition election. The amendments are effective on October 1, 2022, with early adoption permitted. The amendments must be applied on a modified retrospective basis, and we anticipate selecting the transition option that will allow us to record a cumulative adjustment as of the adoption date. We are assessing our current population of lease contracts and upon adoption, our balance sheet will include a right-of-use asset and lease liability for our operating leases where we are the lessee, which primarily include our facilities leases. We do not anticipate the adoption of these amendments will have a material impact to our consolidated financial statements. We plan to adopt these amendments on October 1, 2022 and expect to use the modified retrospective approach as currently required.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on current expected credit losses, rather than incurred losses, to estimate credit losses on certain types of financial instruments (i.e. loans and held to maturity securities), including certain off-balance sheet financial instruments (i.e. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The CECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating credit losses. The allowance for credit losses for purchased financial assets with a more-than- insignificant amount of credit deterioration since origination that are measured at amortized cost basis is determined in a similar manner to other financial assets measured at amortized cost basis; however, the initial estimate of expected credit loss would be recognized through an allowance for credit losses with an offset (i.e. increase) to the purchase price at acquisition. Only subsequent changes in the allowance for credit losses are recorded as provision for loan losses for these assets. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. As the Company is a smaller-reporting company under SEC regulations, the Company will adopt CECL on October 1, 2023 and the future adoption of this ASU may have a material effect on the Company’s consolidated financial statements.
Note 2.   Business Combinations
On May 26, 2021, the Company completed its previously announced acquisition of Savoy Bank pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 27, 2020, as amended, between the Company, the Bank and Savoy. Pursuant to the Merger Agreement, Savoy was merged with and into the Bank, with the Bank surviving, in a two-step transaction (collectively, the “Merger”).
The purchase price in the transaction was based upon the tangible book values of each of the Company and Savoy as of April 30, 2021, and calculated in accordance with the terms of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), each share of Savoy common stock, $1.00 par value (“Savoy Common Stock”) was converted into the right to receive (i) $3.246 in cash and (ii) 0.141 shares of the Company’s common stock. The final aggregate purchase price was $65.5 million, or $6.49 per Savoy share.
A preliminary summary of the fair value of assets received and liabilities assumed are as follows:
(in thousands)	As Recorded by Savoy	Fair Value Adjustments	As Recorded by Hanover
Assets
Cash and due from banks	$59,155	$—	$59,155
Investment securities available-for-sale	239	—	239
Loans held for sale	3,883	—	3,883
Loans held for investment	569,251	8,612(a)	577,863
Premises and equipment, net	234	(22)(b)	212
Core deposit intangible	—	490(c)	490
Accrued interest receivable	5,171	(650)(d)	4,521
Other assets	10,432	(2,925)(e)	7,507
Total assets acquired	$648,365	$5,505	653,870
Liabilities
Deposits	$340,215	$2,527(f)	$342,742
Borrowings	258,247	301(g)	258,548
Accrued interest payable	1,050	—	1,050
Other liabilities and accrued expenses	3,817	(342)(h)	3,475
Total liabilities assumed	$603,329	$2,486	605,815
Net assets acquired			48,055
Total consideration			65,512
Goodwill			$17,457

(a)
Represents the fair value adjustments on net book value of loans, which includes an interest rate mark and credit mark adjustment, the write-off of deferred fees/costs and premiums and the elimination of Savoy’s allowance for loan losses.

(b)
Represents the fair value adjustments to reflect the fair value of premises and equipment.

(c)
Represents the fair value of core deposit intangible recorded, which will be amortized on an accelerated basis over the estimated average life of the deposit base.

(d)
Represents an adjustment to accrued interest receivable acquired.

(e)
Represents an adjustment to other assets acquired. The largest adjustment was the net deferred tax assets resulting from the fair value adjustment related to the acquired assets, liabilities assumed and identifiable intangible assets recorded.

(f)
Represents the fair value adjustments on time deposits, which will be treated as a reduction of interest expense over the remaining term of the time deposits.

(g)
Represents the fair value adjustments on an FHLB borrowing, which will be treated as a reduction to interest expense over the life of the borrowing.

(h)
Represents an adjustment to other liabilities assumed.

A summary of total consideration paid is as follows:
(in thousands, except shares)
Common stock issued (1,357,567 shares issued)	$32,521
Cash payments to common shareholders	32,991
Total consideration paid	$65,512
With the Savoy acquisition, the Company significantly expanded its commercial banking and SBA lending capabilities. None of the goodwill associated with this acquisition is deductible for income tax purposes. All goodwill related to this acquisition was allocated to the Company’s only reporting unit, which is the Company as a whole.
The Company engaged a third-party specialist to develop the fair value estimate of Savoy’s loan portfolio as of the acquisition date in accordance with ASC 820. Inputs and assumptions used in the fair value estimate of the loan portfolio, includes interest rate, servicing, credit and liquidity risk, and required equity return. The fair value of loans was calculated using a discounted cash flow analysis based on the remaining maturity and repricing terms. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans. There was no carryover of Savoy’s allowance for loan losses associated with the loans that were acquired, as the loans were initially recorded at fair value as of the acquisition date.
The core deposit intangible asset recognized is being amortized over its estimated useful life of approximately 10 years and the amortization is based on dollar weighted deposit runoff on an annualized basis.
The fair value of retail demand and interest-bearing deposit accounts was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. The fair value of time deposits was estimated by discounting the contractual future cash flows using market rates offered for time deposits of similar remaining maturities.
Other borrowed funds include borrowings from the FHLB. The fair value of these borrowings was estimated by discounting the contractual future cash flows using FHLB rates offered of similar maturities.
The estimated fair values are subject to refinement for up to one year after the closing date of the acquisition as additional information regarding closing date fair value becomes available. During this one-year period, the causes of any changes in cash flow estimates are considered to determine whether the change results from circumstances that existed at the acquisition date or if the change results from an event that occurred after the acquisition date.
During the fiscal fourth quarter of 2021, the Company revised its initial estimates and assumptions regarding the valuation of acquired deferred tax assets. Because such revision occurred during the first 12 months following the date of acquisition and was not the result of an event that occurred subsequent to the acquisition date, the Company has increased goodwill recorded by $1.1 million to reflect this change in estimate.

Acquisition costs are expensed as incurred as a component of non-interest expense and primarily include, but are not limited to, severance costs, professional services, data processing fees, and marketing and advertising expenses. The Company incurred total acquisition costs of $4.4 million during the year ended September 30, 2021.
The Company has determined the above noted acquisition constitutes a business combination as defined by ASC Topic 805, which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. The Company has recorded the assets purchased and liabilities assumed at their estimated fair value in accordance with ASC Topic 805.
The following is a summary of the loans accounted for in accordance with ASC 310-30 that were acquired in the Savoy acquisition as of the merger date:
(in thousands)
Contractually required principal and interest at acquisition	$14,416
Contractual cash flows not expected to be collected (non-accretable discount)	(3,467)
Expected cash flows at acquisition	10,949
Interest component of expected cash flows (accretable discount)	(540)
Fair value of acquired purchased credit impaired loans	$10,409
The following table presents unaudited pro-forma information as if the acquisition of Savoy had occurred on October 1, 2019. This pro-forma information gives effect to certain adjustments, including purchase accounting fair value adjustments, amortization of core deposit and other intangibles and related income tax effects and is based on our historical results for the periods presented. Transaction-related costs related to each acquisition are not reflected in the pro-forma amounts. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Savoy at the beginning of fiscal year 2020. Cost savings are also not reflected in the unaudited pro-forma amounts.
	Actual from Acquisition Date through September 30, 2021	Pro-Forma for Year Ended September 30,
(in thousands, except share and per share data)		2021	2020
Net interest income	$20,736	$54,841	$48,555
Non-interest income	2,171	10,803	5,785
Net income	7,420	24,173	12,770
Pro-forma earnings per share:
Basic	$1.33	$4.35	$2.31
Diluted	$1.31	$4.28	$2.29
Weighted average shares outstanding:
Basic	5,558,008	5,561,449	5,519,847
Diluted	5,643,529	5,651,109	5,584,534

Note 3.   Investment Securities
The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at September 30, 2021 and 2020 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:
	September 30, 2021
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
U.S. GSE residential mortgage-backed securities	$722	$112	$(1)	$833
Corporate bonds	6,700	214	—	6,914
Total available-for-sale	$7,422	$326	$(1)	$7,747
Held-to-maturity:
U.S. GSE residential mortgage-backed securities	$2,417	$74	$—	$2,491
U.S. GSE commercial mortgage-backed securities	2,694	175	—	2,869
Corporate bonds	3,500	9	(4)	3,505
Total held-to-maturity	8,611	258	(4)	8,865
Total securities	$16,033	$584	$(5)	$16,612
	September 30, 2020
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
U.S. GSE residential mortgage-backed securities	$838	$124	$—	$962
Corporate bonds	5,000	73	—	5,073
Total available-for-sale	$5,838	$197	$—	$6,035
Held-to-maturity:
U.S. GSE residential mortgage-backed securities	$4,478	$118	$—	$4,596
U.S. GSE commercial mortgage-backed securities	2,749	253	—	3,002
Corporate bonds	3,500	33	—	3,533
Total held-to-maturity	10,727	404	—	11,131
Total securities	$16,565	$601	$—	$17,166
The amortized cost and estimated fair value of investment securities at September 30, 2021, by contractual maturity, are shown below. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.
	September 30, 2021
(in thousands)	Amortized Cost	Fair Value
Available-for-sale:
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	6,700	6,914
Due after ten years	—	—
Residential mortgage-backed securities	722	833
Total available-for-sale	$7,422	$7,747

	September 30, 2021
(in thousands)	Amortized Cost	Fair Value
Held-to-maturity:
Due in one year or less	$—	$—
Due after one year through five years	1,500	1,496
Due after five years through ten years	2,000	2,009
Due after ten years	—	—
Residential mortgage-backed securities	2,417	2,491
Commercial mortgage-backed securities	2,694	2,869
Total held-to-maturity	$8,611	$8,865

At September 30, 2021 and 2020, respectively, investment securities with an estimated fair value of approximately $5.1 million and $5.6 million were pledged to secure public deposits and for other purposes required or permitted by law.
There were no holdings of securities of any one issuer in an amount greater than 10% of stockholders’ equity at September 30, 2021. At September 30, 2020, securities issued by U.S. Government sponsored agencies exceeded 10% of stockholders’ equity.
The following table presents a summary of realized gains and losses from the sale of investment securities:
	Year Ended September 30,
(in thousands)	2021	2020
Proceeds from sales	$3,240	$—
Gross realized gains on sales	$240	$—
Gross realized losses on sales	—	—
Total realized gains, net(1)	$240	$—

(1)
Amount does not include associated income tax of $49 for year ended September 30, 2021

The following tables detail gross unrealized losses and fair values of investment securities aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2021. There were no securities with gross unrealized losses at September 30, 2020.
	Less than Twelve Months		Twelve Months or Longer		Total
(in thousands, except number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-sale:
U.S. GSE residential mortgage-backed securities	$143	$(1)	$—	$—	6	$143	$(1)
Total available-for-sale	$143	$(1)	$—	$—	6	$143	$(1)
Held-to-maturity:
Corporate bonds	$1,496	$(4)	$—	$—	1	$1,496	$(4)
Total held-to-maturity	$1,496	$(4)	$—	$—	1	$1,496	$(4)

Note 4.   Loans
The following table sets forth the major classifications of loans:
	September 30,
(in thousands)	2021	2020
Real estate:
Residential	$444,011	$454,073
Multi-family	266,294	136,539
Commercial	348,641	113,615
Total real estate	1,058,946	704,227
Commercial and industrial	172,274	21,100
Construction	15,374	—
Consumer	11	24
	1,246,605	725,351
Deferred loan fees and costs, net	520	(332)
Total loans	1,247,125	725,019
Allowance for loan losses	(8,552)	(7,869)
Net loans	$1,238,573	$717,150
As of September 30, 2021 and 2020, the Company was servicing approximately $233.2 million and $26.8 million, respectively, of loans for others. The Company had no loans held for sale as of September 30, 2021 and 2020. In the years ended September 30, 2021 and 2020, the Company sold approximately $46.6 million and $37.0 million, respectively, of loans and recognized gains on the sales of loans of $1.3 million and $0.9 million, respectively.
Purchased Credit Impaired Loans
The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount for those loans at September 30, 2021 is as follows:
(in thousands)
Commercial real estate	$8,324
Commercial and industrial	1,917
Total recorded investment	$10,241
The Company has not recorded an allowance for loan losses related to these loans at September 30, 2021.
The following table presents a summary of changes in accretable difference on purchased loans accounted for under ASC 310-30:
(in thousands)	Year Ended September 30, 2021
Balance at beginning of period	$—
Accretable differences acquired	540
Accretion	(194)
Adjustments to accretable difference due to changes in expected cash flows	—
Ending balance	$346
The Company continuously monitors the credit quality of its loan receivables. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that internally assigned credit risk ratings by loan segment are the key credit quality indicators that best assist management in monitoring the credit quality of the Company’s loan receivables.
The Company has adopted a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. When the lender learns of important financial developments, the risk rating is reviewed and adjusted if necessary. In addition, the Company engages a third-party independent loan reviewer that performs quarterly reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the loan loss provision and to confirm the adequacy of the allowance for loan losses.
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings:
Special Mention:   The loan has potential weaknesses that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the asset or in the Company’s credit position at some future date.
Substandard:   The loan is inadequately protected by current sound worth and paying capacity of the obligor or collateral pledged, if any. Loans classified as Substandard must have a well-defined weakness or weaknesses that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
Doubtful:   The loan has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “pass” rated loans. Loans listed as “not rated” are homogenous residential and consumer type loans which are evaluated based on payment performance as previously disclosed in the aging of past due loans.
The following tables represent loans categorized by class and internally assigned risk grades.
	September 30, 2021
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Residential	$433,299	$5,115	$5,594	$3	$444,011
Multi-family	262,984	2,852	458	—	266,294
Commercial	316,727	16,274	15,640	—	348,641
Commercial and industrial	168,104	540	3,630	—	172,274
Construction	13,607	1,767	—	—	15,374
Consumer	11	—	—	—	11
Total loans	$1,194,732	$26,548	$25,322	$3	$1,246,605

	September 30, 2020
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Residential	$449,834	$3,702	$537	$—	$454,073
Multi-family	135,197	1,294	48	—	136,539
Commercial	111,314	893	1,408	—	113,615
Commercial and industrial	20,767	—	333	—	21,100
Construction	—	—	—	—	—
Consumer	24	—	—	—	24
Total loans	$717,136	$5,889	$2,326	$—	$725,351
Past Due and Nonaccrual Loans
The following table represents the aging of the recorded investment in past due and non-accrual loans as of September 30, 2021 and 2020 by portfolio segment:
	September 30, 2021
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Non-accrual	Total past due and Non-accrual	Purchased Credit Impaired	Current	Total Loans
Real Estate:
Residential	$1,032	$1,601	$—	$5,554(1)	$8,187	$—	$435,953	$444,140
Multi-family	—	—	—	458(2)	458	—	266,256	266,714
Commercial	1,939	—	—	1,016(3)	2,955	8,324	337,528	348,807
Commercial and industrial	3,641	—	—	—	3,641	1,917	166,519	172,077
Construction	—	—	—	—	—	—	15,374	15,374
Consumer	—	—	—	—	—	—	13	13
Total loans	$6,612	$1,601	$—	$7,028	$15,241	$10,241	$1,221,643	$1,247,125

(1)
Of the residential real estate non-accrual loans, $1,026 were 61 days past due and $4,528 were greater than 89 days past due.

(2)
Multi-family non-accrual loans at September 30, 2021 were greater than 89 days past due.

(3)
Commercial real estate non-accrual loans at September 30, 2021 were greater than 89 days past due.

	September 30, 2020
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days Past Due	Non-accrual(1)	Total past due and Non-accrual	Purchased Credit Impaired	Current	Total Loans
Real Estate:
Residential	$4,507	$—	$—	$538	$5,045	$—	$448,715	$453,760
Multi-family	—	—	—	47	47	—	136,690	136,737
Commercial	—	—	296	34	330	—	113,428	113,758
Commercial and industrial	—	—	—	334	334	—	20,404	20,738
Consumer	—	—	—	—	—	—	26	26
Total loans	$4,507	$—	$296	$953	$5,756	$—	$719,263	$725,019

(1)
Non-accrual loans at September 30, 2020 were greater than 89 days past due.

The following table presents information related to impaired loans by portfolio segment as of and for the years ended September 30, 2021 and 2020:
	September 30, 2021
(in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses	Interest Income Recognized	Average Recorded Investment
With no related allowance recorded:
Real estate:
Residential	$7,382	$7,198	$—	$103	$4,994
Multi-family	382	458	—	7	177
Commercial	522	517	—	3	197
Commercial and industrial	535	500	—	—	173
Total	$8,821	$8,673	$—	$113	$5,541
	September 30, 2020
(in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses	Interest Income Recognized	Average Recorded Investment
With no related allowance recorded:
Real Estate:
Residential	$2,221	$2,221	$—	$87	$2,237
Multi-family	47	47	—	16	66
Commercial	629	629	—	44	651
Commercial and industrial	634	334	—	—	634
Total	$3,531	$3,231	$—	$147	$3,588
Accrual basis income recognized on impaired loans approximates cash basis income. The recorded investment in loans excludes accrued interest receivable due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for partial charge-offs.
Troubled Debt Restructurings
A restructuring constitutes a troubled debt restructuring when the restructuring includes a concession by the Bank and the borrower is experiencing financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed to determine if that borrower is currently in payment default under any of its obligations or whether there is a probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. The Company has six loans that are classified as a troubled debt restructuring at September 30, 2021 and 2020 with a total recorded investment of $1.6 million and $1.7 million, respectively.
The Company has not allocated any specific reserves for these loans at September 30, 2021 and 2020. The Company had no commitment to lend additional funds to these debtors at September 30, 2021 and 2020.
There are no troubled debt restructurings for which there was a payment default during 2021 and 2020 for loans that were modified during the twelve- month period prior to default. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.
During the years ended September 30, 2021 and 2020, the Company did not record any new troubled debt restructurings.
Note 5:   Allowance for Loan Losses
The following tables represent the activity in the allowance for loan losses by portfolio segment for the years ended September 30, 2021 and 2020:

	Year Ended September 30, 2021
(in thousands)	Residential Real Estate	Multi- Family	Commercial Real Estate	Commercial and Industrial	Construction	Consumer	Total
Allowance for loan losses:
Beginning balance	$5,103	$1,506	$1,221	$38	$—	$1	$7,869
Provision for loan losses	(681)	959	693	29	—	—	1,000
Loans charged-off	(267)	(32)	(30)	—	—	—	(329)
Recoveries	—	—	—	12	—	—	12
Ending balance	$4,155	$2,433	$1,884	$79	$—	$1	$8,552
	Year Ended September 30, 2020
(in thousands)	Residential Real Estate	Multi- Family	Commercial Real Estate	Commercial and Industrial	Construction	Consumer	Total
Allowance for loan losses:
Beginning balance	$4,647	$1,215	$1,193	$75	$—	$13	$7,143
Provision for loan losses	456	291	252	263	—	(12)	1,250
Loans charged-off	—	—	(224)	(300)	—	—	(524)
Recoveries	—	—	—	—	—	—	—
Ending balance	$5,103	$1,506	$1,221	$38	$—	$1	$7,869
The following table represents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment evaluation method:
	September 30, 2021
(in thousands)	Residential Real Estate	Multi- Family	Commercial Real Estate	Commercial & Industrial	Construction	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,155	2,433	1,884	79	—	1	8,552
Purchased-credit impaired	—	—	—	—	—	—	—
Total allowance for loan losses	$4,155	$2,433	$1,884	$79	$—	$1	$8,552
Loans:
Individually evaluated for impairment	$7,198	$458	$517	$500	$—	$—	$8,673
Collectively evaluated for impairment	436,942	266,256	339,966	169,660	15,374	13	1,228,211
Purchased-credit impaired	—	—	8,324	1,917	—	—	10,241
Total loans held for investment	$444,140	$266,714	$348,807	$172,077	$15,374	$13	$1,247,125

	September 30, 2020
(in thousands)	Residential Real Estate	Multi- Family	Commercial Real Estate	Commercial & Industrial	Construction	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	5,103	1,506	1,221	38	—	1	7,869
Purchased-credit impaired	—	—	—	—	—	—	—
Total allowance for loan losses	$5,103	$1,506	$1,221	$38	$—	$1	$7,869
Loans:
Individually evaluated for impairment	$2,221	$47	$629	$334	$—	$—	$3,231
Collectively evaluated for impairment	451,539	136,690	113,129	20,404	—	26	721,788
Purchased-credit impaired	—	—	—	—	—	—	—
Total loans held for investment	$453,760	$136,737	$113,758	$20,738	$—	$26	$725,019
Note 6.   Premises and Equipment
The following table details the components of premises and equipment:
	September 30,
(in thousands)	2021	2020
Land	$1,600	$1,600
Buildings and improvements	9,974	9,434
Leasehold improvements	2,354	2,001
Furniture, fixtures and equipment	5,269	5,454
Construction in progress	1,124	329
	20,321	18,818
Less: Accumulated depreciation and amortization	(5,318)	(4,662)
Premises and equipment, net	$15,003	$14,156
Depreciation and amortization was $1.4 million and $1.3 million for the years ended September 30, 2021 and 2020, respectively.

Note 7.   Deposits
The following table details the components of deposits:
	September 30,
(in thousands)	2021	2020
Non-interest bearing:
Demand	$191,537	$82,350
Interest-bearing:
NOW	353,977	34,086
Money market	181,148	110,353
Savings	60,164	43,218
Time deposits $250,000 and greater	60,242	78,628
Time deposits less than $250,000	317,594	316,125
Total interest-bearing	973,125	582,410
Total deposits	$1,164,662	$664,760
The scheduled maturities of time deposits are as follows:
(in thousands)	September 30, 2021
2022	$277,431
2023	49,059
2024	25,248
2025	18,002
2026	7,104
Thereafter	992
Total	$377,836
Note 8.   Borrowings
The following table sets forth the contractual maturities and weighted average interest rates of the Company’s fixed rate FHLB advances:
(in thousands)	Balance at September 30, 2021
Contractual Maturity	Amount	Weighted Average Rate
2022	$4,000	2.02%
2023	12,040	2.23%
2024	18,860	0.98%
2025	7,080	0.58%
Total	$41,980	1.37%

	Balance at September 30, 2020
Contractual Maturity	Amount	Weighted Average Rate
2021	$34,758	1.67%
2022	4,000	2.02%
2023	4,300	1.15%
2024	18,860	0.98%
Thereafter	7,080	0.58%
Total	$68,998	1.36%
Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $432.7 million and $143.7 million of residential and commercial mortgage loans under a blanket lien arrangement at September 30, 2021 and 2020, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company was eligible to borrow up to an additional total of $35.9 million at September 30, 2021.
At September 30, 2021 and 2020, the Company’s borrowings from the Federal Reserve’s Paycheck Protection Liquidity Facility (“PPPLF”) were $117.7 million and $16.2 million, respectively. The borrowings have a rate of 0.35% and the maturity date will equal the maturity date of the underlying PPP loan pledged to secure the extension of credit. The maturity date of a PPP loan is either two or five years from origination date. The Company utilized the PPPLF to fund PPP loan production. The borrowings are fully pledged by PPP loans as of September 30, 2021 and 2020.
On December 29, 2017, the Company obtained a $15.0 million loan from another bank. The rate on the loan was fixed at 5.85% for a term of 9 years. The loan was interest only for the first 4 years and then principal and interest for the remaining term using a 10-year amortization schedule with a balloon payment at maturity. The loan was secured by the Bank’s stock. The Company recorded an immaterial amount of debt issuance costs as of September 30, 2020. The loan was paid off in October 2020.
In October 2020, the Company completed the private placement of $25.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2030 (the “Notes”) to certain qualified institutional buyers and accredited investors. The Notes will initially bear interest, payable semi-annually, at the rate of 5.00% per annum, until October 15, 2025. From and including October 15, 2025, the interest rate applicable to the outstanding principal amount due will reset quarterly to the then current three-month secured overnight financing rate (“SOFR”) plus 487.4 basis points. The Company may, at its option, beginning with the interest payment date of October 15, 2025 but not generally prior thereto, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, subject to the receipt of any required regulatory approval. The Notes are not subject to redemption at the option of the holder. These subordinated notes are included as a component of Tier 1 capital for regulatory reporting.
At September 30, 2021, the unamortized issuance costs of the Notes were $0.5 million. For the year ended September 30, 2021, $0.1 million of issuance costs were recorded in interest expense. The Notes are presented net of unamortized issuance costs in the Company’s Consolidated Balance Sheet.
Note 9.   Goodwill and Other Intangible Assets
FASB ASC 350, Intangibles — Goodwill and Other, requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstance indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.
The following table presents activity for goodwill and other intangible assets, which consist of core deposit intangibles:

	September 30,
(in thousands)	2021	2020
Goodwill at beginning of period	$1,901	$1,482
Acquisition	17,457	—
Measurement period adjustment for previous acquisition	(190)	419
Goodwill at end of period	$19,168	$1,901
Other intangible assets at beginning of period	$22	$27
Acquisition	490	—
Amortization	(32)	(5)
Other intangible assets at end of period	$480	$22
The Company has identified one reporting units for purposes of testing goodwill for impairment, which is the Company as a whole.
Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At August 31, 2021, the Company’s reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.
The following table presents the gross carrying amount and accumulated amortization for the Company’s other intangible assets, which consists of core deposit intangibles:
	September 30,
(in thousands)	2021	2020
Gross carrying amount	$517	$27
Accumulated amortization	(37)	(5)
Net book value	$480	$22
At September 30, 2021, the weighted-average remaining life of the Company’s other intangible assets was 4.37 years.
The following table presents estimated future amortization expense for other intangible assets:
(in thousands)
2022	$81
2023	72
2024	63
2025	55
2026	49
Thereafter	160
Total	$480

Note 10.   Income Taxes
The following table details the components of income tax expense:
	Year Ended September 30,
(in thousands)	2021	2020
Current:
Federal	$2,594	$1,303
State	242	116
Total current	2,836	1,419
Deferred:
Federal	394	91
State	(383)	(1,200)
Total deferred	11	(1,109)
Change in valuation allowance	354	930
Total income tax expense	$3,201	$1,240
The following table reflects a reconciliation of reported income tax expense to the amount that would result from applying the federal statutory rate of 21%:
	Year Ended September 30,
	2021		2020
(in thousands)	Amount	Percentage of Pre-tax Earnings	Amount	Percentage of Pre-tax Earnings
Federal income tax expense computed by applying the statutory rate to income before income taxes	$2,951	21.0%	1,305	21.0%
State taxes, net of federal benefit	48	0.3%	(646)	-10.4%
Non-deductible transaction costs	204	1.5%	43	0.7%
Other	(356)	-2.5%	(392)	-6.3%
Valuation allowance	354	2.5%	930	15.0%
Income tax expense	$3,201	22.8%	$1,240	20.0%
The following table summarizes the composition of deferred tax assets and liabilities:
	September 30,
(in thousands)	2021	2020
Deferred tax assets:
Allowance for loan losses	$2,602	$2,468
Organizational costs	76	46
Start-up and other costs	77	115
Net operating loss carryforwards	2,443	1,887
Accrued SERP	1,288	1,462
Purchase accounting fair value adjustments	2,034	—
Other assets	1,984	1,134
Total deferred tax assets	10,504	7,112
Deferred tax liabilities:
Depreciation	(771)	(734)
Deferred loan fees/costs	(883)	(651)

	September 30,
(in thousands)	2021	2020
Purchase accounting fair value adjustments	—	(670)
Tax bad debt reserve	(204)	(124)
Mortgage servicing rights	(1,122)	(49)
Unrealized gain on securities AFS	(70)	(41)
Total deferred tax liabilities	(3,050)	(2,269)
Total	7,454	4,843
Valuation allowance	(3,896)	(2,765)
Net deferred tax asset	$3,558	$2,078

The Company does not have net operating loss carryforwards available for federal income tax purposes as of September 30, 2021. The Company has net operating loss carryforwards available for state income tax purposes of approximately $29.7 million. For state purposes, $12.4 million expires in 2025 and the remaining $17.3 million will begin to expire in 2026. The Company has net operating loss carryforwards available for city income tax purposes of approximately $9.8 million, of which $1.5 million expires in 2025 and the remaining balance of $8.3 million will begin to expire in 2027.
ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company has recorded a federal deferred tax asset as, based upon an analysis of the evidence, it is more likely than not that such federal deferred tax asset will be recoverable. The federal deferred tax asset is included in other assets on the balance sheet. In March of 2014, New York State adopted legislation that benefited small community banks with less than $8 billion in average assets. Specifically, this legislation provides for a state and city subtraction modification for which the Company qualifies. This subtraction modification causes the Company to consistently generate net operating losses for New York State and New York City purposes and it will continue to do so for the foreseeable future. Accordingly, the Company has recorded a valuation allowance against the New York State and New York City portions of the deferred tax asset, as it is not more likely than not that such deferred tax assets will be recoverable. Management reassesses the need for a valuation allowance on an annual basis, or more frequently if warranted.
The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Connecticut, New Jersey and New York and the city of New York. The Company is no longer subject to examination by taxing authorities for years before 2017. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The Company has no unrecorded tax benefits, and the Company does not expect the total amount of unrecognized income tax benefits to significantly increase in the next twelve months.
Note 11.   Equity Compensation Plans
The Company’s 2021 and 2018 Equity Compensation Plans (“the 2021 Plan” and “the 2018 Plan”, respectively), provide for the grant of stock-based compensation awards to members of management, including employees and management officials, including members of the Board. Under the 2021 Plan, a total of 427,500 shares of the Company’s common stock or equivalents were approved for issuance, of which 427,500 shares remain available for issuance at September 30, 2021. Of the total 346,000 shares of common stock approved for issuance under the 2018 Plan, 195,848 shares remain available for issuance at September 30, 2021. Hanover assumed the 2013 Savoy Bank Stock Option Plan solely in connection with options to purchase Savoy common stock held by the former Chief Executive Officer of Savoy and which, under the terms of the Agreement and Plan of Merger between the Company and Savoy, were converted into options to purchase 71,900 shares of Hanover common stock.
Stock Options
Stock options are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, and generally with vesting periods of three years and contractual terms of ten years. All stock options fully vest upon a change in control.

The fair value of stock options is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the common stock of the Company’s peers. The Company uses historical data to estimate option exercise and post-vesting termination behavior. Expected terms are based on historical data and represent the periods in which the options are expected to be outstanding. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
A summary of stock option activity follows (aggregate intrinsic value in thousands) :
	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding, October 1, 2020	155,506	$11.35	$1,623	4.66 years
Converted in Savoy acquisition	71,900	5.51
Exercised	—	—
Forfeited	—	—
Outstanding, September 30, 2021(1)	227,406	$9.50	$2,043	3.51 years

(1)
All outstanding options are fully vested and exercisable

In connection with the Savoy Bank acquisition, the Company assumed fully vested legacy Savoy stock options held by the former Chief Executive Officer of Savoy which were converted into options to purchase 71,900 shares of Hanover common stock at a weighted average exercise price of $5.51 per share and fair value of $17.65 per share.
The Company recorded an immaterial amount of compensation expense attributable to stock options for the years ended September 30, 2021 and 2020, respectively.
Restricted Stock
During the year ended September 30, 2021, restricted stock awards of 22,727 shares were granted with a three-year vesting period and 6,000 shares were granted with a four-year vesting period. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. Since there is no active market for the Company’s stock, the fair value of the restricted stock awards was estimated on the date of grant based on the prices of the most recent transactions in the Company’s common stock.
A summary of restricted stock activity follows:
	Shares	Weighted Average Grant Date Fair Value
Unvested, October 1, 2020	95,052	$19.56
Granted	28,727	19.88
Vested	(46,112)	19.16
Forfeited	(1,834)	21.85
Unvested, September 30, 2021	75,833	19.87
Compensation expense attributable to restricted stock was $0.9 million and $0.8 million for the years ended September 30, 2021 and 2020, respectively. As of September 30, 2021, there was $1.1 million of total unrealized compensation cost related to unvested restricted stock, expected to be recognized over a weighted-average term of 1.72 years. The total fair value of shares vested during the years ended September 30, 2021 and 2020 was $0.9 million and $0.8 million, respectively.
Note 12.   Related Party Transactions
The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, their immediate families and their affiliated companies (commonly referred to as related parties). Loans to related parties during 2021 were as follows:

(in thousands)
Beginning balance, October 1, 2020	$2,577
New loans	—
Repayments	(87)
Ending balance, September 30, 2021	$2,490
Deposits from principal officers, directors and their affiliates at September 30, 2021 and 2020 were $20.0 million and $4.6 million, respectively.
Note 13.   Commitments and Contingent Liabilities
Loan Commitments and Other Related Activities
Some financial instruments such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
The following represents commitments outstanding:
	September 30,
(in thousands)	2021	2020
Standby letters of credit	$786	$159
Loan commitments outstanding	81,040	17,405
Unused lines of credit	24,639	11,218
Total	$106,465	$28,782
Of the $81.0 million of loan commitments outstanding at September 30, 2021, $61.4 million are fixed rate commitments and $19.7 million are variable rate commitments. Of the $17.4 million of loan commitments outstanding at September 30, 2020, $0.4 million are fixed rate commitments and $17 million are variable rate commitments. All unused lines of credit at September 30, 2021 and 2020 are variable rate commitments.
Leases
The Company is obligated to make minimum annual rental payments under non-cancelable operating leases. Projected minimum rentals under the existing leases are as follows:
(in thousands)	Total
2022	$1,886
2023	1,921
2024	1,948
2025	1,951
2026	1,621
Thereafter	4,729
Total	$14,056
The leases contain renewal options and rent escalation clauses. In addition, the leases provide for additional payments based upon real estate taxes, interest and other charges. Rent expense under operating leases for the years ended September 30, 2021 and 2020 approximated $1.7 million and $1.6 million, respectively.

Note 14.   Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators, Failure to meet minimum capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of September 30, 2021, the Bank meets all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2021 and 2020, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
The following table sets forth the Bank’s actual capital amounts and ratios under current regulations:
	September 30, 2021
	Actual Capital		Minimum Capital Adequacy Requirement		Minimum Capital Adequacy Requirement with Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$132,554	15.59%	$68,040	8.00%	$89,303	10.50%	$85,050	10.00%
Tier 1 capital to risk-weighted assets	123,666	14.54	51,030	6.00	72,293	8.50	68,040	8.00
Common equity tier 1 capital to risk-weighted assets	123,666	14.54	38,273	4.50	59,535	7.00	55,283	6.50
Tier 1 capital to average total assets	123,666	9.45	52,338	4.00	N/A	N/A	65,423	5.00
	September 30, 2020
	Actual Capital		Minimum Capital Adequacy Requirement		Minimum Capital Adequacy Requirement with Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$95,079	20.57%	$36,970	8.00%	$48,523	10.50%	$46,212	10.00%
Tier 1 capital to risk-weighted assets	89,275	19.32	27,727	6.00	39,281	8.50	36,970	8.00
Common equity tier 1 capital to risk-weighted assets	89,275	19.32	20,796	4.50	32,349	7.00	30,038	6.50
Tier 1 capital to average total assets	89,275	11.22	31,820	4.00	N/A	N/A	39,775	5.00
Due to a FRB policy applicable to bank holding companies with less than $3.0 billion in consolidated assets, the Company is not subject to any consolidated regulatory capital requirements.

Dividend restrictions — The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of September 30, 2021, $28.4 million of retained earnings is available to pay dividends.
Note 15.   Fair Value Measurements
FASB ASC No. 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using appropriate valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As such, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
FASB ASC 820-10 also establishes a fair value hierarchy and describes three levels of inputs that may be used to measure fair values: The three levels within the fair value hierarchy are as follows:
•
Level 1:   Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2:   Fair value is calculated using significant inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, rate volatility, prepayment speeds, credit ratings,) or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3:   Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Assets Measured at Fair Value on a Recurring Basis
The following table summarizes assets measured at fair value on a recurring basis:
	September 30, 2021
		Fair Value Measurements Using:
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Available-for-sale securities:
U.S. GSE residential mortgage-backed securities	$833	$—	$833	$—
Corporate bonds	6,914	—	6,914	—
Mortgage servicing rights	3,690	—	—	3,690
Total	$11,437	$—	$7,747	$3,690
	September 30, 2020
		Fair Value Measurements Using:
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Available-for-sale securities:
U.S. GSE residential mortgage-backed securities	$962	$—	$962	$—
Corporate bonds	5,073	—	5,073	—
Mortgage servicing rights	155	—	—	155
Total	$6,190	$—	$6,035	$155
The fair value for the securities available-for-sale were obtained from an independent broker based upon matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. The Company has determined these are classified as Level 2 inputs within the fair value hierarchy.
The fair value of mortgage servicing rights are based on a valuation model that calculates the present value of estimated future servicing income. The valuation model utilizes interest rate, prepayment speed, and default rate assumptions that market participants would use in estimating future net servicing income. Fair value of loan servicing rights related to residential mortgage loans at September 30, 2021 was determined based on discounted expected future cash flows using discount rates ranging from 12.0% to 14.5%, prepayment speeds ranging from 24.18% to 24.33% and a weighted average life ranging from 1.96 to 3.3 years. Fair value at September 30, 2020 for mortgage servicing rights was determined based on discounted expected future cash flows using discount rates ranging from 12.0% to 14.5%, prepayment speeds ranging from 23.84% to 23.95% and a weighted average life ranging from 2.5 to 3.3 years.
The fair value of loan servicing rights for SBA loans at September 30, 2021 was determined based on discounted expected future cash flows using discount rates ranging from 4.64% to 21.81%, prepayment speeds ranging from 11.87% to 26.26% and a weighted average life ranging from 0.39 to 5.85 years.
The Company has determined these are mostly unobservable inputs and considers then Level 3 inputs within the fair value hierarchy.

The following table presents the changes in mortgage servicing rights for the periods presented:
	Year Ended September 30,
(in thousands)	2021	2020
Beginning balance	$155	$266
Loan servicing rights obtained from acquisition of Savoy	3,777	—
Additions	10	—
Adjustment to fair value	(252)	(111)
Ending balance	$3,690	$155
Assets Measured at Fair Value on a Non-recurring Basis
There were no assets or liabilities measured at fair value on a non-recurring basis as of September 30, 2021 and 2020 and for the years then ended.
Disclosures about Fair Value of Financial Instruments
The following table presents the carrying amount and the fair value of the Company’s financial instruments which are carried at cost and not measured or recorded at fair value at September 30, 2021 and 2020:
	September 30, 2021
		Fair Value Measurements Using:
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and cash equivalents	$166,544	$166,544	$—	$—	$166,544
Securities held-to-maturity	8,611	—	8,865	—	8,865
Securities available-for-sale	7,747	—	7,747	—	7,747
Federal Home Loan Bank stock	3,714	N/A	N/A	N/A	N/A
Loans, net	1,238,573	—	—	1,278,056	1,278,056
Accrued interest receivable	9,363	—	211	9,152	9,363
Financial Liabilities:
Time deposits	377,836	—	378,333	—	378,333
Demand and other deposits	786,826	786,826	—	—	786,826
Borrowings	159,642	—	159,608	—	159,608
Subordinated debentures	24,513	—	27,092	—	27,092
Accrued interest payable	1,290	1	713	576	1,290

	September 30, 2020
		Fair Value Measurements Using:
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets:
Cash and cash equivalents	$80,209	$80,209	$—	$—	$80,209
Securities held-to-maturity	10,727	—	11,131	—	11,131
Securities available-for-sale	6,035	—	6,035	—	6,035
Federal Home Loan Bank stock	4,170	N/A	N/A	N/A	N/A
Loans, net	717,150	—	—	746,969	746,969
Accrued interest receivable	6,766	—	218	6,548	6,766
Financial Liabilities:
Time deposits	394,753	—	397,842	—	397,842
Demand and other deposits	270,007	270,007	—	—	270,007
Borrowings	85,154	—	87,052	—	87,052
Note payable	14,984	—	—	15,329	15,329
Accrued interest payable	374	1	339	34	374
Note 16.   Parent Company Only Condensed Financial Information
Condensed parent company only financial statements of Hanover Bancorp, Inc. are as follows:
Balance Sheets
	September 30,
(in thousands)	2021	2020
ASSETS
Cash and deposits due from banks	$571	$514
Investment in bank	146,232	91,792
Other assets	1,050	755
Total Assets	$147,853	$93,061
LIABILITIES AND STOCKHOLDERS’ EQUITY
Note payable	$—	$14,984
Subordinated debentures	24,513	—
Accrued interest payable	576	34
Accrued expenses and other liabilities	235	—
Total Liabilities	25,324	15,018
Total Stockholders’ equity	122,529	78,043
Total Liabilities and Stockholders’ Equity	$147,853	$93,061

Statements of Income
	September 30,
(in thousands)	2021	2020
Interest income	$—	$3
Interest expense	1,361	895
Loss before income taxes and equity in undistributed earnings of the bank	(1,361)	(892)
Income tax benefit	296	187
Equity in undistributed earnings of the bank	11,916	5,679
Net Income	$10,851	$4,974
Statements of Cash Flows
	September 30,
(in thousands)	2021	2020
Cash flows from operating activities:
Net income	$10,851	$4,974
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of the bank	(11,916)	(5,679)
Amortization of debt issuance costs	72	3
Increase in other assets	(295)	(187)
Increase in accrued interest payable	542	29
Increase (decrease) in other liabilities	235	(13)
Net cash used in operating activities	(511)	(873)
Cash flows from investing activities:
Investment in bank	(9,000)	—
Net cash used in investing activities	(9,000)	—
Cash flows from financing activities:
Proceeds from issuance of subordinated debentures, net of issuance costs	24,455	—
Repayment of note payable	(15,000)	—
Net proceeds from stock options exercised	—	107
Net proceeds from issuance of common stock	113	112
Net cash provided by financing activities	9,568	219
Net increase (decrease) in cash and cash equivalents	57	(654)
Cash and cash equivalents, beginning of period	514	1,168
Cash and cash equivalents, end of period	$571	$514
Supplemental non-cash disclosures:
Common stock issued in acquisition	$31,252	$—
Stock options rolled over in acquisition	1,269	—
Note 17.   Earnings Per Share
Basic earnings per common share is computed using the weighted average number of common shares and participating securities outstanding during the reporting period. Diluted earnings per common share is the amount of earnings available to each share of common stock during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options. Potentially dilutive common shares are excluded from the computation of dilutive earnings per share in the periods in which the effect would be anti- dilutive.

The Company’s basic and diluted earnings per share calculations are presented in the following table:
	Year Ended September 30,
(in thousands, except share and per share data)	2021	2020
Net income	$10,851	$4,974
Weighted-average common shares – basic	4,669,009	4,162,280
Add: Dilutive effect of stock options	89,660	64,687
Weighted-average common shares – diluted	4,758,669	4,226,967
Basic earnings per share	$2.32	$1.20
Diluted earnings per share	$2.28	$1.18
There were no stock options that were antidilutive at September 30, 2021 and 2020.
Note 18.   Accumulated Other Comprehensive Income
The following is changes in accumulated other comprehensive income by component, net of tax, for the years ending September 30, 2021 and 2020:
(in thousands)	Unrealized Gains and Losses on Available- for-Sale Debt Securities	Total
Balance at October 1, 2020	$156	$156
Other comprehensive income, before reclassification	291	291
Amount reclassified from accumulated other comprehensive income	(191)	(191)
Balance at September 30, 2021	$256	$256
(in thousands)	Unrealized Gains and Losses on Available- for-Sale Debt Securities	Total
Balance at October 1, 2019	$22	$22
Other comprehensive income	134	134
Balance at September 30, 2020	$156	$156
The following is significant amounts reclassified out of accumulated other comprehensive income for the year ended September 30, 2021:
(in thousands)	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in Statement of Income
Realized gains on securities available-for-sale	$240	Gain on sale of investment securities available-for-sale, net
Tax effect	(49)	Income tax expense
Net of tax	$191
Note 19.   Revenue from Contracts with Customers
All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income. The following table presents the Company’s sources of non-interest income. Items outside the scope of ASC 606 are noted as such.

	Year Ended September 30,
(in thousands)	2021	2020
Loan fees and service charges(1)	$703	$301
Loan servicing income(1)	504	84
Service charges on deposit accounts	127	62
Net gain on sale of investments available-for-sale(1)	240	—
Net gain on sale of loans held-for-sale(1)	1,307	917
Other income(2)	468	—
Total non-interest income	$3,349	$1,364

(1)
Not included within the scope of ASC 606

(2)
Other income for the year ended September 30, 2021 includes $9 of merchant card processing fees, which are included in the scope of ASC 606. The remaining $457 represents recoveries on acquired loans, which are not included in the scope of ASC 606

A description of the Company’s revenue streams included in the scope of ASC 606 is as follows:
Service Charges on Deposit Accounts:   The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Service-based fees, which include services such as ATM use fees, stop payment charges, wire transfers, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills its performance obligation to the customer. Account maintenance fees, which primarily relate to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies its performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on customer accounts are withdrawn from the customer’s account balance.

SAVOY BANK
BALANCE SHEETS
(Unaudited)
	March 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents
Cash and due from banks	$1,786,781	$1,754,037
Federal funds sold	77,641,608	88,652,000
Total cash and cash equivalents	79,428,389	90,406,037
Time deposits in other financial institutions	1,849,055	1,849,055
Securities available for sale	944,754	1,337,566
Loans, net of allowance of $8,401,269 and $8,354,694	592,247,611	493,242,667
Accrued interest receivable	5,052,743	4,278,269
Loan servicing rights	3,355,646	3,178,189
Restricted stock, at cost	767,800	767,800
Premises and equipment, net	489,709	472,721
Deferred tax asset, net	5,268,965	3,129,326
Other real estate owned	1,500,257	1,500,257
Other assets	2,815,223	417,799
Total assets	$693,720,152	$600,579,686
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$59,786,485	$47,358,387
Interest bearing	305,498,612	312,094,312
Total deposits	365,285,097	359,452,699
Borrowings	270,808,407	190,021,351
Accrued interest payable	983,239	1,030,248
Other liabilities	7,580,649	4,045,812
Total liabilities	644,657,392	554,550,110
Shareholders’ equity
Common stock, $1.00 par value, 10,389,070 shares authorized; 9,628,626 and 9,628,626 shares issued and outstanding	9,628,626	9,628,626
Additional paid-in capital	21,839,624	21,839,624
Retained earnings	17,591,833	14,552,017
Accumulated other comprehensive income	2,677	9,309
Total shareholders’ equity	49,062,760	46,029,576
Total liabilities and shareholders’ equity	$693,720,152	$600,579,686
See accompanying notes to unaudited financial statements.

SAVOY BANK
STATEMENTS OF OPERATIONS
(Unaudited)
	Three-months ended March 31,
	2021	2020
Interest income
Loans, including fees	$7,028,724	$5,538,387
Securities	5,974	14,872
Federal funds sold and other	30,724	148,853
Total interest income	7,065,422	5,702,112
Interest expense
Deposits	986,084	1,590,222
Borrowings	237,587	81,281
Total interest expense	1,223,671	1,671,503
Net interest income	5,841,751	4,030,609
Provision for loan losses	—	400,000
Net interest income after provision for loan losses	5,841,751	3,630,609
Non-interest income
Service charges and fees on deposit accounts	18,530	41,419
Net gain on sale of the guaranteed portion of Small Business Administration (“SBA”) loans	1,207,632	594,134
Loan servicing fees	225,221	167,513
Gain on sale of real estate owned	—	111,866
Other income	—	37,108
Total non-interest income	1,451,383	952,040
Non-interest expenses
Salaries and benefits	1,563,772	1,935,843
Occupancy	245,721	231,530
Professional services	368,950	251,018
Data processing	382,021	131,303
Marketing	15,799	72,418
Federal Deposit Insurance Corporation (“FDIC”) insurance	35,962	33,000
Other expense	361,722	437,044
Total non-interest expenses	2,973,947	3,092,156
Income before income taxes	4,319,187	1,490,493
Income tax expense	1,279,371	399,732
Net income	$3,039,816	$1,090,761
See accompanying notes to unaudited financial statements.

SAVOY BANK
STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
	Three-months ended March 31,
	2021	2020
Net income	$3,039,816	$1,090,761
Other comprehensive income (loss)
Unrealized gain (loss) on securities
Unrealized holding gain (loss) arising during the period	(8,395)	2,163
Tax effect	(1,763)	454
Total other comprehensive income (loss)	(6,632)	1,709
Comprehensive income	$3,033,184	$1,092,470
See accompanying notes to unaudited financial statements.

SAVOY BANK
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances, January 1, 2020	$9,609,646	$21,830,134	$9,505,660	$11,401	$40,956,841
Exercise of 18,980 stock options	18,980	9,490			28,470
Net income			1,090,761		1,090,761
Dividend paid, $0.05 per share			(481,430)		(481,430)
Other comprehensive income				1,709	1,709
Balances, March 31, 2020	$9,628,626	$21,839,624	$10,114,991	$13,110	$41,596,351
Balances, January 1, 2021	$9,628,626	$21,839,624	$14,552,017	$9,309	$46,029,576
Net income	—	—	3,039,816	—	3,039,816
Other comprehensive loss	—	—	—	(6,632)	(6,632)
Balances, March 31, 2021	$9,628,626	$21,839,624	$17,591,833	$2,677	$49,062,760
See accompanying notes to unaudited financial statements.

SAVOY BANK
STATEMENTS OF CASH FLOWS
(Unaudited)
	Three months ended March 31,
	2021	2020
Cash flows from operating activities
Net income	$3,039,816	$1,090,761
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	—	400,000
Gain on sale of real estate owned	—	(111,866)
Depreciation and amortization	68,182	55,667
Net amortization (accretion) of securities	9	(809)
Loan servicing rights	75,650	73,789
Deferred income taxes	(2,137,877)	(102,683)
Net gain on sale of the guaranteed portion of SBA loans	(1,207,632)	(594,134)
Changes in operating assets and liabilities
Accrued interest receivable	(774,474)	(188,517)
Other assets	(2,397,424)	(252,817)
Accrued interest payable	(47,009)	(19,518)
Other liabilities	3,534,837	165,258
Net cash provided by operating activities	154,081	515,131
Cash flows from investing activities
Proceeds from calls, maturities and principal payments of securities available for sale	384,409	1,043,827
Net increase in loans	(109,441,904)	(18,235,928)
Proceeds from sale of the guaranteed portion of SBA loans	11,391,485	9,042,961
Sale of real estate owned	—	348,866
Purchase of bank premises and equipment, net	(85,170)	(78,052)
Net cash used in investing activities	(97,751,183)	(7,878,326)
Cash flows from financing activities
Net change in deposits	5,832,398	14,178,977
Proceeds from Federal Reserve Bank (“FRB”) borrowings	80,787,056	—
Cash dividends paid	—	(481,430)
Proceeds from exercise of stock options	—	28,470
Net cash provided by financing activities	86,619,454	13,726,017
Net change in cash and cash equivalents	(10,977,648)	6,362,822
Cash and cash equivalents at beginning of period	90,406,037	41,277,238
Cash and cash equivalents at end of period	$79,428,389	$47,640,060
Supplemental cash flow information
Interest paid	$1,270,680	$1,691,021
Income taxes paid	52,520	51,904
See accompanying notes to unaudited financial statements.

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations:   Savoy Bank (the “Bank”) is a state chartered commercial bank that commenced operations on January 15, 2008. The Bank is insured by the FDIC and maintains its principal office in New York City.
Basis of Presentation:   The accounting and financial reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flow are summarized below.
The unaudited financial statements for the three-months ended March 31, 2021 and 2020 reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The annualized results of operations for the three-months ended March 31, 2021 are not necessarily indicative of the results of operations that may be expected for the entire fiscal year. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2020.
Use of Estimates:   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassifications:   Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.
Risks and Uncertainties:   The ongoing COVID-19 pandemic has caused and will continue to cause significant disruption in international and the United States economies and financial markets and has severely restricted the level of economic activity in our markets. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. In response to the COVID-19 pandemic, governments took preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forgo their time outside of their homes, restricting evictions of tenants, and ordering temporary closures of businesses that were deemed to be non-essential. These restrictions and other consequences of the pandemic have resulted in significant adverse effects for many different types of businesses, including, among others, those in the travel, hospitality and food and beverage industries, and in multi-family real estate, and have resulted in a significant number of layoffs and furloughs of employees nationwide and in the market area in which we operate. In addition, state governments where we operate have taken actions that specifically affect how banks conduct their businesses, such as requiring loan forbearances and limitations on charging ATM and overdraft fees. Although in various locations certain activity restrictions have been relaxed and businesses and schools have reopened with some level of success, in many localities the number of individuals diagnosed with COVID-19 has increased significantly, which may cause a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and may prompt the need for additional aid and other forms of relief.
The impact of the COVID-19 pandemic is fluid and continues to evolve. The unprecedented and rapid spread of COVID-19 and its associated impacts on trade (including supply chains and export levels), travel, employee productivity, unemployment, consumer spending, and other economic activities has resulted in less economic activity, and significant volatility and disruption in financial markets. In addition, due to the

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
COVID-19 pandemic, market interest rates have declined significantly. These reductions in interest rates and the other effects of the COVID-19 pandemic have had, and are expected to continue to have, possibly materially, an adverse effect on the Bank’s business, financial condition and results of operations. The ultimate extent of the impact of the COVID-19 pandemic on the Bank’s business, financial condition and results of operations is currently uncertain and will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees and vendors. In addition, it is reasonably possible that certain significant estimates made in the Bank’s financial statements, in particular the allowance for loan losses, could be materially and adversely impacted in the near term as a result of these conditions.
NOTE 2 — SECURITIES
The following table summarizes the amortized cost and fair value of securities available for sale at March 31, 2021 and December 31, 2020, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income.
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At March 31, 2021
Residential mortgage-backed securities	241,310	8,825	(10)	250,125
Corporate bonds	700,000	—	(5,371)	694,629
	$941,310	$8,825	$(5,381)	$944,754
At December 31, 2020
U.S. government agency	$350,000	$335	$—	$350,335
Residential mortgage-backed securities	275,742	10,291	(12)	286,021
Corporate bonds	700,000	1,210	—	701,210
	$1,325,742	$11,836	$(12)	$1,337,566
No securities were sold during the three-months ended March 31, 2021 and March 31, 2020.
The amortized cost and fair value of debt securities shown by contractual maturity at March 31, 2021 were as follows. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.
	Amortized Cost	Fair Value
Less than one year	$—	$—
One to five years	700,000	694,629
Five to ten years	—	—
Beyond ten years	—	—
Mortgage-backed	241,310	250,125
	$941,310	$944,754
There were no securities pledged at March 31, 2021 or December 31, 2020.

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 2 — SECURITIES (Continued)
The following table summarizes securities with unrealized losses at March 31, 2021 and December 31, 2020, aggregated by major security type and length of time in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
March 31, 2021
U.S. government agency	$—	$—	$—	$—	$—	$—
Residential mortgage backed securities	—	—	5,547	(10)	5,547	(10)
Corporate bonds	694,629	(5,371)	—	—	694,629	(5,371)
	$694,629	$(5,371)	$5,547	$(10)	$700,176	$(5,381)
December 31, 2020
U.S. government agency	$—	$—	$—	$—	$—	$—
Residential mortgage backed securities	—	—	5,634	(12)	5,634	(12)
Corporate bonds	—	—	—	—	—	—
	$—	$—	$5,634	$(12)	$5,634	$(12)
Unrealized losses on debt securities have not been recognized into income because the issuers’ bonds are investment grade or higher, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the bonds approach maturity.
NOTE 3 — LOANS
Loans were as follows:
	March 31, 2021	December 31, 2020
Real estate	$283,766,498	$272,087,625
Commercial	323,578,718	232,192,454
Total loans	607,345,216	504,280,079
Net deferred loan fees	(6,696,336)	(2,682,718)
Allowance for loan losses	(8,401,269)	(8,354,694)
Net loans	$592,247,611	$493,242,667
Commercial loans includes $271,938,141 of SBA Paycheck Projection Program (“PPP”) loans at March 31, 2021 and $181,795,800 as of December 31, 2020. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted. The CARES Act established the SBA PPP, which is intended to provide economic relief to small businesses nationwide adversely impacted under the COVID-19 Emergency Declaration issued on March 13, 2020. The SBA PPP, which began on April 3, 2020, provides small businesses with funds to cover up to 24 weeks of payroll costs and other expenses, including benefits. It also provides for forgiveness of up to the full principal amount of qualifying loans. As these loans are 100% guaranteed by the SBA, there is no associated allowance for loan losses at March 31, 2021 or December 31, 2020.

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 3 — LOANS (Continued)
These SBA PPP loans resulted in net deferred loan fees to be recognized through net interest income over the life of the loans, which is between two and five years. During the three months ended March 31, 2021, the Bank recognized approximately $1.3 million of associated net deferred loans fees, included in interest income on loans on the accompanying statement of operations. For the three months ending March 31, 2020, no PPP deferred loan fees were recognized. The ultimate timing of the recognition of the remaining deferred loan fees is dependent upon the forgiveness process established by the SBA. The Bank continues to closely monitor the SBA guidance regarding this process.
The Bank periodically makes loans to officers and directors, and companies in which they have a beneficial ownership (related parties). Related party loans were $913,626 and $919,814 at March 31, 2021 and December 31, 2020.
The following table presents the activity in the allowance for loan losses by portfolio segment:
	Real Estate	Commercial	Total
Balance, January 1, 2021	$3,785,700	$4,568,994	$8,354,694
Charge-offs	—	—	—
Recoveries		46,575	46,575
Provision for loan losses	—	—	—
Balance, March 31, 2021	$3,785,700	$4,615,569	$8,401,269
Balance, January 1, 2020	$2,968,324	$2,293,459	$5,261,783
Charge-offs	—	—	—
Recoveries	—	32,421	32,421
Provision for loan losses	(24,807)	424,807	400,000
Balance, March 31, 2020	$2,943,517	$2,750,687	$5,694,204
The following table presents the balance of the allowance for loan losses and loans by portfolio segment and based on impairment method as of:
	Real Estate	Commercial	Total
March 31, 2021
Allowance for loan losses
Individually evaluated for impairment	$—	$380,632	$380,632
Collectively evaluated for impairment	3,785,700	4,234,937	8,020,637
Ending balance	$3,785,700	$4,615,569	$8,401,269
Loans
Individually evaluated for impairment	$9,478,687	$2,999,890	$12,478,577
Collectively evaluated for impairment	274,287,811	320,578,828	594,866,639
Ending balance	$283,766,498	$323,578,718	$607,345,216

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 3 — LOANS (Continued)
	Real Estate	Commercial	Total
December 31, 2020
Allowance for loan losses
Individually evaluated for impairment	$—	$390,939	$390,939
Collectively evaluated for impairment	3,785,700	4,178,055	7,963,755
Ending balance	$3,785,700	$4,568,994	$8,354,694
Loans
Individually evaluated for impairment	$9,443,415	$3,243,265	$12,686,680
Collectively evaluated for impairment	262,644,210	228,949,189	491,593,399
Ending balance	$272,087,625	$232,192,454	$504,280,079
The following table presents information related to impaired loans by class of loans as of March 31, 2021 and December 31, 2020:
	Unpaid Principal Balance	Recorded Investment	Allowance Recorded
March 31, 2021
With no related allowance recorded
Real estate
Commercial	$9,478,687	$9,478,687	—
Multifamily	—	—	—
Commercial	2,619,258	2,619,258	—
With an allowance recorded
Real estate
Commercial	$—	$—	$—
Multifamily	—	—	—
Commercial	380,632	380,632	380,632
December 31, 2020
With no related allowance recorded
Real estate
Commercial	$9,603,687	$9,603,687
Multifamily	—	—
Commercial	2,692,054	2,692,054
With an allowance recorded
Real estate
Commercial	$—	$—	$—
Multifamily	—	—	—
Commercial	722,954	390,939	390,939
The recorded investment in loans excludes accrued interest receivable and net deferred loan fees due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.
The average balance of individually impaired loans during the three months ending March 31, 2021 and 2020 was approximately $12,582,629 and $4,173,000. Interest income recognized during impairment was immaterial in both periods.

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 3 — LOANS (Continued)
Troubled debt restructurings as of March 31, 2021 and December 31, 2020, included in impaired loans above, totaled $1,818,616 and $1,884,041, respectively, and had allocated specific reserves of $380,632 and $390,939, respectively. The Bank has not committed to lend any additional amounts as of March 31, 2021 to customers with outstanding loans that are classified as troubled debt restructurings.
The Bank is working with borrowers impacted by COVID-19 and providing modifications to include interest-only deferral or principal and interest deferral. In most cases, these modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. At March 31, 2021 and December 31, 2020, loans remaining on deferral and excluded from troubled debt restructuring classification totaled $50,128,142 and $71,013,051, respectively. All such loans remained on accrual and were considered not past due at March 31, 2021 and December 31, 2020.
The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of:
	March 31, 2021		December 31, 2020
	Nonaccrual	Past Due 90 Days Still on Accrual	Nonaccrual	Past Due 90 Days Still on Accrual
Real estate
Commercial	$4,030,762	$—	$4,135,669	$—
Multifamily	—	—	—	—
Residential	—	—	—	—
Commercial	2,050,056	—	2,105,184	—
	$6,080,818	$—	$6,240,853	$—
The following table presents the aging of the recorded investment in past due loans as of March 31, 2021 and December 31, 2020, by class of loans:
	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due
March 31, 2021
Real estate
Commercial	$973,956	$—	$4,010,669	$4,984,625	$196,227,433
Multifamily	—	—	—	—	46,639,319
Residential	—	—	—	—	35,915,121
Commercial	200,000	—	989,156	1,189,156	322,389,562
	$1,173,956	$—	$4,999,825	$6,173,781	$601,171,435
December 31, 2020
Real estate
Commercial	$—	$—	$4,135,669	$4,135,689	$186,860,710
Multifamily	—	—	—	—	42,366,824
Residential	—	—	—	—	38,724,422
Commercial	—	—	2,105,184	2,105,184	230,087,270
	$—	$—	$6,240,853	$6,240,853	$498,039,226

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 3 — LOANS (Continued)
The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. The Bank uses the following definitions for risk ratings:
Special Mention:   Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard:   Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful:   Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above are considered to be pass rated loans.
Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
	Pass	Special Mention	Substandard	Doubtful
March 31, 2021
Real estate
Commercial	$179,654,821	$12,078,550	$9,478,687	$—
Multifamily	46,639,319	—	—	—
Residential	35,915,121	—	—	—
Commercial	308,526,535	11,506,438	3,545,745
	$570,735,796	$23,584,988	$13,024,432	$—
December 31, 2020
Real estate
Commercial	$169,299,626	$12,093,066	$9,603,687	$—
Multifamily	42,366,824	—	—	—
Residential	38,724,422	—	—	—
Commercial	217,075,279	11,515,553	3,601,622	—
	$467,466,151	$23,608,619	$13,205,309	$—
At March 31, 2021, included in the above table were loans totaling $29,970,235, $19,676,478, and $481,430 on COVID-19 related deferral categorized as pass, special mention, and substandard respectively. At December 31, 2020, included in the above table were loans totaling $44,560,009, $19,786,072 and $6,666,970 on COVID-19 related deferral categorized as pass, special mention, and substandard, respectively

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 4 — LOAN SERVICING
Activity for loan servicing rights follows:
	2021	2020
Loan servicing rights:
January 1	$3,178,189	$2,724,436
Additions	253,107	186,987
Change in fair value	(75,650)	(285,726)
March 31	$3,355,646	$2,837,634
The Bank serviced $173,852,478 and $164,531,340 of the guaranteed portion of SBA loans at March 31, 2021 and December 31, 2020. Fair value at March 31, 2021 and December 31, 2020 was determined using discount rates ranging from 4.58% to 21.05% and 0.63% to 18.0% and prepayment speeds ranging from 11.90% to 27.38% and 9.1% to 21.2%, depending on the stratification of the specific right.
NOTE 5 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:   Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
The fair values of loan servicing rights are based on market prices for comparable servicing contracts, when available (Level 2 inputs), or alternatively, are based on a valuation model that calculates the present value of estimated future net servicing income (Level 3 inputs).
The fair value of collateral-dependent impaired loans with specific allocations of the allowance for loan losses and other real estate owned is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 5 — FAIR VALUE (Continued)
Assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized below:
	Fair Value Measurements
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2021
Recurring basis
Available-for-sale securities	$—	$944,754	$—
Loan servicing rights	—	—	3,355,646
Non-recurring basis
Impaired loans	—	—	—
Other real estate owned	—	—	1,500,257
December 31, 2020
Recurring basis
Available for sale securities	$—	$1,337,566	$—
Loan servicing rights	—	—	3,178,189
Non-recurring basis
Impaired loans	—	—	—
Other real estate owned	—	—	1,500,257
There were no transfers between levels within the fair value hierarchy during the three-months ended March 31, 2021 or 2020.
Impaired loans in the preceding table had a carrying amount of $380,632 and a remaining valuation allowance of $380,632 at March 31, 2021, as compared to $390,939 and $390,939, respectively, as of December 31, 2020. Impaired loans measured at fair value as of March 31, 2021 did not incur additional charge-offs and no additional provision for loan losses during the three-months ended March 31, 2021.
Due to the relatively small amount of loan servicing rights, collateral-dependent impaired loans with specific allocations of the allowance for loan losses and other real estate owned, the impact of unobservable inputs on the financial statements is not material.
Carrying amounts and estimated fair values of financial instruments as of March 31, 2021 and December 31, 2020, were as follows (in thousands):
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
March 31, 2021
Financial assets
Cash and cash equivalents	$79,428	$79,428	$79,428	$—	$—
Time deposits in other financial institutions	1,849	1,849	1,849	—	—
Securities available for sale	945	945	—	945	—
Loans, net	592,248	610,540	—	—	610,540
Restricted stock	768	N/A	N/A	N/A	N/A
Accrued interest receivable	5,053	5,053	—	5,053	—

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 5 — FAIR VALUE (Continued)
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial liabilities
Total deposits	$365,285	$365,946	$—	$365,946	$—
Borrowings	270,808	271,003	—	271,003	—
Accrued interest payable	983	983	—	983	—
December 31, 2020
Financial assets
Cash and cash equivalents	$90,406	$90,406	$90,406	$—	$—
Time deposits in other financial institutions	1,849	1,849	1,849	—	—
Securities available for sale	1,338	1,338	—	1,338	—
Loans, net	493,243	492,222	—	—	492,222
Restricted stock	768	N/A	N/A	N/A	N/A
Accrued interest receivable	4,278	4,278	—	4,278	—
Financial liabilities
Total deposits	$359,453	$361,551	$—	$361,551	$—
Borrowings	190,021	190,310	—	190,310	—
Accrued interest payable	1,030	1,030	—	1,030	—
NOTE 6 — DEPOSITS
At March 31, 2021 and December 31, 2020, deposits from related parties totaled $18,965,408 and $15,679,863.
Brokered deposits totaled $32,466,518 and $32,472,428 at March 31, 2021 and December 31, 2020.
The scheduled maturities of time deposits at March 31, 2021 were as follows:
2021	$67,578,004
2022	67,972,460
2023	23,487,263
2024	16,732,870
2025	14,887,025
Thereafter	3,468,000
$194,125,622
Time deposit $250,000 and over totaled $55,507,315 and $76,513,099 at March 31, 2021 and December 31, 2020.
NOTE 7 — BORROWINGS
Advances from the Federal Home Loan Bank were as follows:
	March 31, 2021	December 31, 2020
Fixed-rate advances, at rates of 2.85%	$7,500,000	$7,500,000
Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $68,864,208 of first mortgage loans under a blanket lien arrangement at

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 7 — BORROWINGS (Continued)
March 31, 2021. Based on this collateral and the Bank’s holdings of FHLB stock, the Bank was eligible to borrow up to a total of $41,596,703, inclusive of outstanding advances, at March 31, 2021.
Payments over the next five years are as follows:
2021	$—
2022	—
2023	7,500,000
2024	—
2025	—
$7,500,000
The Bank participated in the FRB’s Paycheck Protection Program Liquidity Facility (“PPPLF”). As of March 31, 2021 and December 31, 2020, PPPLF borrowings of $263,308,407 and $182,521,351 were outstanding. The borrowings are collateralized by the SBA PPP loans originated by the Bank. The maturity date of the PPPLF borrowings equals the maturity date of the underlying SBA PPP loans pledged to secure the extension of credit. The maturity date will be accelerated to the extent of any loan forgiveness reimbursement received by the Bank from the SBA. The maturity date will also be accelerated if an underlying SBA PPP loan goes into default or if the Bank sells an SBA PPP loan to the SBA to realize the SBA guarantee. The interest rate on the PPPLF borrowings is fixed at 0.35%.
NOTE 8 — GRANTS
Grants are recorded as income when conditions for the award are substantially met. Deferred revenue related to grants totaled $1,006,905 as of March 31, 2021 and December 31, 2020, and is included in other liabilities in the accompanying balance sheets. Subsequent to March 31, 2021, the bank received final approval for the grant and recognized the full amount.
NOTE 9 — STOCK BASED COMPENSATION
The Bank’s 2013 Stock Option Plan (the “Plan”) permits the grant of share options to its directors, employees, advisors and other service providers of up to 770,000 shares of common stock. The Bank believes that such awards better align the interests of such parties with those of its shareholders.
The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. As the Bank’s shares are not publicly traded, expected volatilities are based on peer information.
A summary of the activity in the stock option plan for the three-months ended March 31, 2021 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of period	606,421	$1.54	4.12	$1,451,900
Granted	—
Exercised	—	—
Forfeited or expired	—
Outstanding and exercisable of at end of period	606,421	$1.54	3.87	$1,451,900

SAVOY BANK
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(Unaudited)
NOTE 9 — STOCK BASED COMPENSATION (Continued)
All outstanding options are vested. For the three months ending, March 31, 2021 and 2020, there was no unrecognized compensation cost related to stock options granted under the Plan.
NOTE 10 — REGULATORY MATTERS
The following is a summary of the Bank’s actual capital amounts and ratios as of March 31, 2021 and December 31, 2020, compared to the required ratios for minimum capital adequacy and for classification as well capitalized (dollars in thousands):
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
March 31, 2021
Total capital to risk weighted assets	$52,448	16.66%	$25,188	8.00%	$31,484	10.00%
Tier 1 (core) capital to risk weighted assets	48,456	15.39	18,891	6.00	25,188	8.00
Common tier 1 (CET1) to risk weighted assets	48,456	15.39	14,168	4.50	20,465	6.50
Tier 1 (core) capital to average assets	48,456	11.23	17,255	4.00	21,568	5.00
December 31, 2020
Total capital to risk weighted assets	$49,216	16.28%	$24,185	8.00%	$30,232	10.00%
Tier 1 (core) capital to risk weighted assets	45,380	15.01	18,139	6.00	24,185	8.00
Common tier 1 (CET1) to risk weighted assets	45,380	15.01	13,604	4.50	19,651	6.50
Tier 1 (core) capital to average assets	45,380	10.66	17,024	4.00	21,280	5.00
In addition to the ratios above, the Basel III Capital Rules have established that community banking institutions must maintain a capital conservation buffer of Common Tier 1 capital in an amount greater than 2.5% of total risk-weighted assets to avoid being subject to limitations on capital distributions and discretionary bonus payments to executive officers.
Management believes that as of March 31, 2021 and December 31, 2020, the Bank met all capital adequacy requirements to which it was subject, including the capital conservation buffer of 2.5%, as of March 31, 2021 and December 31, 2020, respectively. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.
NOTE 11 — SUBSEQUENT SALE
On August 27, 2020, the Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hanover Bancorp, Inc. (“Hanover”), parent company of Hanover Community Bank. The merger subsequently closed on May 26, 2021, with the Bank merging with and into Hanover Community Bank and each outstanding share of the Bank’s common stock exchanged for a combination of cash consideration and Hanover common stock.

INDEPENDENT AUDITOR’S REPORT
Board of Directors
Savoy Bank
New York, New York
Report on the Financial Statements
We have audited the accompanying financial statements of Savoy Bank, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savoy Bank as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Crowe LLP
New York, New York
March 19, 2021

SAVOY BANK
BALANCE SHEETS
December 31, 2020 and 2019
	2020	2019
ASSETS
Cash and cash equivalents
Cash and due from banks	$1,754,037	$1,424,238
Federal funds sold	88,652,000	39,853,000
Total cash and cash equivalents	90,406,037	41,277,238
Time deposits in other financial institutions	1,849,055	1,600,054
Securities available for sale	1,337,566	2,778,079
Loans, net of allowance of $8,354,694 and $5,261,783	493,242,667	326,989,448
Accrued interest receivable	4,278,269	1,571,188
Loan servicing rights	3,178,189	2,724,436
Restricted stock, at cost	767,800	969,600
Premises and equipment, net	472,721	580,619
Deferred tax asset, net	3,129,326	2,253,610
Other real estate owned	1,500,257	1,737,257
Other assets	417,799	186,585
Total assets	$600,579,686	$382,668,114
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$47,358,387	$39,380,646
Interest bearing	312,094,312	286,474,174
Total deposits	359,452,699	325,854,820
Borrowings	190,021,351	12,500,000
Accrued interest payable	1,030,248	1,048,857
Other liabilities	4,045,812	2,307,596
Total liabilities	554,550,110	341,711,273
Shareholders’ equity
Common stock, $1.00 par value, 10,389,070 shares authorized; 9,628,626 and 9,609,646 shares issued and outstanding	9,628,626	9,609,646
Additional paid-in capital	21,839,624	21,830,134
Retained earnings	14,552,017	9,505,660
Accumulated other comprehensive income	9,309	11,401
Total shareholders’ equity	46,029,576	40,956,841
Total liabilities and shareholders’ equity	$600,579,686	$382,668,114
See accompanying notes to financial statements.

SAVOY BANK
STATEMENTS OF OPERATIONS
Years Ended December 31, 2020 and 2019
	2020	2019
Interest income
Loans, including fees	$25,179,915	$22,447,692
Securities	36,171	82,577
Federal funds sold and other	241,322	999,977
Total interest income	25,457,408	23,530,246
Interest expense
Deposits	5,496,358	6,447,625
Borrowings	717,139	333,252
Total interest expense	6,213,497	6,780,877
Net interest income	19,243,911	16,749,369
Provision for loan losses	3,275,000	2,840,000
Net interest income after provision for loan losses	15,968,911	13,909,369
Non-interest income
Service charges and fees on deposit accounts	102,316	182,684
Net gain on sale of the guaranteed portion of Small Business Administration (“SBA”) loans	2,697,207	3,552,245
Loan servicing fees	728,139	424,326
Gain on sale of real estate owned	111,866	—
Grants from U.S. Treasury Department	—	210,162
Other income	122,062	5,404
Total non-interest income	3,761,590	4,374,821
Non-interest expenses
Salaries and benefits	7,128,731	6,957,969
Occupancy	924,812	897,982
Professional services	1,411,551	998,342
Data processing	616,564	502,392
Marketing	157,262	279,352
Federal Deposit Insurance Corporation (“FDIC”) insurance	100,941	55,814
Other expense	1,587,850	1,583,999
Total non-interest expenses	11,927,711	11,275,850
Income before income taxes	7,802,790	7,008,340
Income tax expense	2,275,003	1,672,621
Net income	$5,527,787	$5,335,719
See accompanying notes to financial statements.

SAVOY BANK
STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2020 and 2019
	2020	2019
Net income	$5,527,787	$5,335,719
Other comprehensive income (loss)
Unrealized gain (loss) on securities
Unrealized holding gain (loss) arising during the period	(2,649)	118,788
Tax effect	(557)	24,985
Total other comprehensive income (loss)	(2,092)	93,803
Comprehensive income	$5,525,695	$5,429,522
See accompanying notes to financial statements.

SAVOY BANK
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2020 and 2019
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2019	$9,556,196	$21,803,409	$4,169,941	$(82,402)	$35,447,144
Exercise of 53,450 stock options	53,450	26,725	—	—	80,175
Net income	—	—	5,335,719	—	5,335,719
Other comprehensive income	—	—	—	93,803	93,803
Balances, December 31, 2019	9,609,646	21,830,134	9,505,660	11,401	40,956,841
Exercise of 18,980 stock options	18,980	9,490	—	—	28,470
Net income	—	—	5,527,787	—	5,527,787
Dividends declared, $0.05 per share	—	—	(481,430)	—	(481,430)
Other comprehensive loss	—	—	—	(2,092)	(2,092)
Balances, December 31, 2020	$9,628,626	$21,839,624	$14,552,017	$9,309	$46,029,576
See accompanying notes to financial statements.

SAVOY BANK
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
	2020	2019
Cash flows from operating activities
Net income	$5,527,787	$5,335,719
Adjustments to reconcile net income to net cash
provided by operating activities Provision for loan losses	3,275,000	2,840,000
Gain on sale of real estate owned	(111,866)	—
Depreciation and amortization	235,812	201,527
Net (accretion) amortization of securities	(1,056)	(7,046)
Loan servicing rights	333,995	456,657
Deferred income taxes	(875,160)	24,007
Net gain on sale of the guaranteed portion of SBA loans	(2,697,207)	(3,552,245)
Changes in operating assets and liabilities
Accrued interest receivable	(2,707,081)	(23,675)
Other assets	(231,213)	93,493
Accrued interest payable	(18,609)	209,606
Other liabilities	1,738,216	260,500
Net cash provided by operating activities	4,468,618	5,838,543
Cash flows from investing activities
Net change in time deposits in other financial institutions	(249,001)	—
Purchases of securities available for sale	(5,597,712)	—
Proceeds from calls, maturities and principal payments of securities available for sale	7,036,632	749,725
Net increase in loans	(204,187,195)	(81,524,117)
Proceeds from sale of the guaranteed portion of SBA loans	36,568,435	58,663,734
Sale of real estate owned	348,866	—
Sale (purchase) of restricted stock	201,800	(179,400)
Purchase of bank premises and equipment, net	(127,914)	(471,053)
Net cash used in investing activities	(166,006,089)	(22,761,111)
Cash flows from financing activities
Net change in deposits	33,597,879	24,708,117
Proceeds from FHLB advances	—	2,500,000
Repayment of FHLB advances	(5,000,000)	—
Proceeds from Federal Reserve Bank (“FRB”) borrowings	182,521,351	—
Cash dividends paid	(481,430)	—
Proceeds from exercise of stock options	28,470	80,175
Net cash provided by financing activities	210,666,270	27,288,292
Net change in cash and cash equivalents	49,128,799	10,365,724
Cash and cash equivalents at beginning of year	41,277,238	30,911,514
Cash and cash equivalents at end of year	$90,406,037	$41,277,238
Supplemental cash flow information
Interest paid	$6,232,106	$6,571,271
Income taxes paid	2,661,904	1,629,421
See accompanying notes to financial statements.

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations:   Savoy Bank (the “Bank”) is a state chartered commercial bank that commenced operations on January 15, 2008. The Bank is insured by the FDIC and maintains its principal office in New York City.
The accounting and financial reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flow are summarized below.
Use of Estimates:   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents:   Cash and cash equivalents include cash, deposits with other financial institutions with original maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and time deposits in other financial institutions.
Time Deposits in Other Financial Institutions:   Time deposits in other financial institutions are carried at cost.
Securities:   Debt securities are required to be classified as available for sale, held to maturity, or trading at the date of purchase. The Bank does not have any debt securities classified as held to maturity or trading. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage- backed securities where prepayments are anticipated.
Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
Management evaluates debt securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management considers the extent and duration of the unrealized oss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a debt security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.
Loans:   The Bank makes commercial, real estate and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans secured by property in New York City metropolitan area. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of charge-offs, deferred loan fees and costs and an allowance for loan losses.
Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Past due status is based on the contractual terms of the loan. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Bank consistently applies this policy to all classes of loans.
Allowance for Loan Losses:   The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by provisions for loan losses charged to income. Losses are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Subsequent recoveries of loans previously charged off are credited to the allowance for loan losses when realized. The allowance consists of specific and general components.
The specific component relates to loans that are individually classified as impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest contractually due. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
The Bank reviews loans for impairment that are individually evaluated for collectability in accordance with the Bank’s normal loan review procedures (principally commercial and commercial real estate loans). If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.
Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral-dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.
The general component covers non-impaired loans and is based on a combination of peer group information and historical loss experience, adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff;

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The Bank consistently applies this methodology to all portfolio segments.
Interest Rate Risk:   The Bank is principally engaged in the business of attracting deposits from the general public and using those deposits, together with other borrowed funds, to make commercial, real estate and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is the potential for the Bank to assume interest rate risk that results from differences in the maturities and repricing characteristics of assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.
Transfers of Financial Assets:   Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Sales of the Guaranteed Portion of SBA Loans:   Gains or losses recognized upon the sale of the guaranteed portion of SBA loans are determined on a specific identification basis. Gains or losses are determined by allocating the carrying amount between the guaranteed portion sold and the portion of the loan retained by the Bank, based on their relative fair values and taking into account any servicing rights retained. Any discount or premium recorded on the portion of the loan retained by the Bank is accreted or amortized over the remaining life of the loan as an adjustment to yield. The portions of loans retained, net of any discounts or premiums, are included in loans, net of allowance for loan losses, in the accompanying balance sheets.
Loan Servicing Rights:   Servicing assets are recognized when the guaranteed portion of SBA loans are sold with servicing retained, with the income statement effect recorded in gain on sale of the guaranteed portion of SBA loans. Servicing rights are initially recorded at fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.
The Bank accounts for loan servicing rights under the fair value measurement method, under which the Bank measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur. Such changes are included with loan servicing fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Servicing fee income, which is included on the statements of operations as loan servicing fees, is recorded for fees earned for servicing the guaranteed portion of SBA loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are not material.
Premises and Equipment:   Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded principally by straight-line and accelerated methods over the estimated useful lives of the Bank premises and equipment. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.
Restricted Stock:   Restricted stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Loan Commitments and Related Financial Instruments:   Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit,

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Stock Based Compensation:   Compensation cost is recognized for stock options issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.
Income Taxes:   Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Bank recognizes interest and/or penalties related to income tax matters in income tax expense.
Other Real Estate Owned:   Real estate acquired through foreclosure or by deed-in-lieu of foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Thereafter, these assets are accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
Comprehensive Income:   Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of taxes, which are also recognized as separate components of shareholders’ equity.
Loss Contingencies:   Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Restrictions on Cash and Due from Banks:   The Bank maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Bank as of December 31, 2020 or 2019.
Risks and Uncertainties:   The ongoing COVID-19 pandemic has caused and will continue to cause significant disruption in international and the United States economies and financial markets and has severely restricted the level of economic activity in our markets. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. In response to the COVID-19 pandemic, governments took preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forgo their time outside of their homes, restricting evictions of tenants, and ordering temporary closures of businesses that were deemed to be non-essential. These restrictions and other consequences of the

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
pandemic have resulted in significant adverse effects for many different types of businesses, including, among others, those in the travel, hospitality and food and beverage industries, and in multi-family real estate, and have resulted in a significant number of layoffs and furloughs of employees nationwide and in the market area in which we operate. In addition, state governments where we operate have taken actions that specifically affect how banks conduct their businesses, such as requiring loan forbearances and limitations on charging ATM and overdraft fees. Although in various locations certain activity restrictions have been relaxed and businesses and schools have reopened with some level of success, in many localities the number of individuals diagnosed with COVID-19 has increased significantly, which may cause a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and may prompt the need for additional aid and other forms of relief.
The impact of the COVID-19 pandemic is fluid and continues to evolve. The unprecedented and rapid spread of COVID-19 and its associated impacts on trade (including supply chains and export levels), travel, employee productivity, unemployment, consumer spending, and other economic activities has resulted in less economic activity, and significant volatility and disruption in financial markets. In addition, due to the COVID-19 pandemic, market interest rates have declined significantly. These reductions in interest rates and the other effects of the COVID-19 pandemic have had, and are expected to continue to have, possibly materially, an adverse effect on the Bank’s business, financial condition and results of operations. The ultimate extent of the impact of the COVID-19 pandemic on the Bank’s business, financial condition and results of operations is currently uncertain and will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees and vendors. In addition, it is reasonably possible that certain significant estimates made in the Bank’s financial statements, in particular the allowance for loan losses, could be materially and adversely impacted in the near term as a result of these conditions.
Subsequent Events:   The Bank has evaluated subsequent events for recognition and disclosure through March 19, 2021, which is the date the financial statements were available to be issued.
Reclassifications:   Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.
NOTE 2 — TIME DEPOSITS IN OTHER FINANCIAL INSTITUTIONS
Time deposits in other financial institutions as of December 31, 2020 mature as follows:
2021	$1,849,055
NOTE 3 — SECURITIES
The following table summarizes the amortized cost and fair value of securities available for sale at December 31, 2020 and 2019, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income.

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 3 — SECURITIES (Continued)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2020
U.S. government agency	$350,000	$335	$—	$350,335
Residential mortgage-backed securities	275,742	10,291	(12)	286,021
Corporate bonds	700,000	1,210	—	701,210
	$1,325,742	$11,836	$(12)	$1,337,566
2019
U.S. government agency	$1,783,049	$15,934	$(4,154)	$1,794,829
Residential mortgage-backed securities	480,548	8,702	(2,296)	486,954
Corporate bonds	500,000	—	(3,704)	496,296
	$2,763,597	$24,636	$(10,154)	$2,778,079
The amortized cost and fair value of debt securities shown by contractual maturity at year-end 2020 were as follows. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.
	Amortized Cost	Fair Value
Less than one year	$—	$—
One to five years	1,050,000	1,051,545
Five to ten years	—	—
Beyond ten years	—	—
Mortgage-backed	275,742	286,021
	$1,325,742	$1,337,566
No securities were sold in 2020 or 2019.
There were no securities pledged at December 31, 2020 or 2019.
The following table summarizes securities with unrealized losses at December 31, 2020 and 2019, aggregated by major security type and length of time in a continuous unrealized loss position:

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 3 — SECURITIES (Continued)
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2020
U.S. government agency	$—	$—	$—	$—	$—	$—
Residential mortgage
backed securities	—	—	5,634	(12)	5,634	(12)
Corporate bonds	—	—	—	—	—	—
	$—	$—	$—	$(12)	$—	$(12)
December 31, 2019
U.S. government agency	$—	$—	$995,846	$(4,154)	$995,846	$(4,154)
Residential mortgage
backed securities	—	—	76,474	(2,296)	76,474	(2,296)
Corporate bonds	—	—	496,296	(3,704)	496,296	(3,704)
	$—	$—	$1,568,616	$(10,154)	$1,568,616	$(10,154)
Unrealized losses on debt securities have not been recognized into income because the issuers’ bonds are investment grade or higher, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the bonds approach maturity.
NOTE 4 — LOANS
Loans at year end were as follows:
	2020	2019
Real estate	$272,087,625	$279,813,216
Commercial	232,192,454	52,076,265
600.ns	504,280,079	331,889,481
Net deferred loan costs (fees)	(2,682,718)	361,750
Allowance for loan losses	(8,354,694)	(5,261,783)
Net loans	$493,242,667	$326,989,448
Commercial loans includes $181,795,800 of SBA Paycheck Protection Program (“PPP”) loans at December 31, 2020. No such loans existed at December 31, 2019. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted. The CARES Act established the SBA PPP, which is intended to provide economic relief to small businesses nationwide adversely impacted under the COVID-19 Emergency Declaration issued on March 13, 2020. The SBA PPP, which began on April 3, 2020, provides small businesses with funds to cover up to 24 weeks of payroll costs and other expenses, including benefits. It also provides for forgiveness of up to the full principal amount of qualifying loans. As these loans are 100% guaranteed by the SBA, there is no associated allowance for loan losses at December 31, 2020.
These SBA PPP loans resulted in net deferred loan fees of approximately $6.0 million to be recognized through net interest income over the life of the loans, which is between two and five years. During the year ended December 31, 2020, the Bank recognized approximately $2.6 million of associated net deferred loans

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 4 — LOANS (Continued)
fees, included in interest income on loans on the accompanying statement of operations. The ultimate timing of the recognition of these fees is dependent upon the forgiveness process established by the SBA. The Bank continues to closely monitor the SBA guidance regarding this process.
In addition to the Paycheck Protection Program and pursuant to Section 1112 of the CARES Act, Congress determined borrowers under the SBA’s Section 7(a) program to be categorically adversely affected by the COVID-19 pandemic and therefore entitled to a subsidy in the form of relief payments. Specifically, the CARES Act provided that the SBA would pay the principal and interest on any existing and current SBA 7(a) loan for a period of six months. The Economic Aid Act that was enacted on December 27, 2020 extended this debt relief program for certain loans past the initial six-month period. These principal and interest payments are made by the SBA directly to the SBA 7(a) lender, and as such, are separate from any loan modifications made at the direction of the Bank. The Bank is a qualified SBA Section 7(a) lender and is participating in the Section 1112 program.
The Bank periodically makes loans to officers and directors, and companies in which they have a beneficial ownership (related parties). Related party loans were $919,814 and $937,319 at December 31, 2020 and 2019.
The following table presents the activity in the allowance for loan losses by portfolio segment for 2020 and 2019:
	Real Estate	Commercial	Total
2020
Balance, beginning of year	$2,968,324	$2,293,459	$5,261,783
Charge-offs	—	(374,303)	(374,303)
Recoveries	—	192,214	192,214
Provision for loan losses	817,376	2,457,624	3,275,000
Balance, end of year	$3,785,700	$4,568,994	$8,354,694
2019
Balance, beginning of year	$2,309,692	$2,413,295	$4,722,987
Charge-offs	—	(2,566,000)	(2,566,000)
Recoveries	—	264,796	264,796
Provision for loan losses	658,632	2,181,368	2,840,000
Balance, end of year	$2,968,324	$2,293,459	$5,261,783
The following table presents the balance of the allowance for loan losses and loans by portfolio segment and based on impairment method as of December 31, 2020 and 2019.

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 4 — LOANS (Continued)
	Real Estate	Commercial	Total
December 31, 2020
Allowance for loan losses
Individually evaluated for impairment	$—	$390,939	$390,939
Collectively evaluated for impairment	3,785,700	4,178,055	7,963,755
Ending balance	$3,785,700	$4,568,994	$8,354,694
Loans
Individually evaluated for impairment	$9,443,415	$3,243,265	$12,686,680
Collectively evaluated for impairment	262,644,210	228,949,189	491,593,399
Ending balance	$272,087,625	$232,192,454	$504,280,079
December 31, 2019
Allowance for loan losses
Individually evaluated for impairment	$—	$767,346	$767,346
Collectively evaluated for impairment	2,968,324	1,526,113	4,494,437
Ending balance	$2,968,324	$2,293,459	$5,261,783
Loans
Individually evaluated for impairment	$355,477	$3,878,439	$4,233,916
Collectively evaluated for impairment	279,457,739	48,197,826	327,655,565
Ending balance	$279,813,216	$52,076,265	$331,889,481
The following table presents information related to impaired loans by class of loans as of December 31, 2020 and 2019:
	Unpaid Principal Balance	Recorded Investment	Allowance Recorded
December 31, 2020
With no related allowance recorded
Real estate
Commercial	$9,603,687	$9,603,687
Multifamily	—	—
Commercial	2,692,054	2,692,054
With an allowance recorded
Real estate
Commercial	$—	$—	$—
Multifamily	—	—	—
Commercial	722,954	390,939	390,939

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 4 — LOANS (Continued)
	Unpaid Principal Balance	Recorded Investment	Allowance Recorded
December 31, 2019
With no related allowance recorded
Real estate
Commercial	$355,477	$355,477
Multifamily	—	—
Commercial	2,256,623	2,256,623
With an allowance recorded
Real estate
Commercial	$—	$—	$—
Multifamily	—	—	—
Commercial	1,621,816	1,621,816	767,346
The recorded investment in loans excludes accrued interest receivable and net deferred loan fees due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.
The average balance of individually impaired loans during 2020 and 2019 was $5,799,767 and $8,540,066. Interest income recognized during impairment was immaterial in both years.
Troubled debt restructurings as of year-end 2020 and 2019, included in impaired loans above, totaled $1,884,041 and $1,774,331, respectively, and had allocated specific reserves of $390,939 and $37,201, respectively. The Bank has not committed to lend any additional amounts as of year-end 2020 to customers with outstanding loans that are classified as troubled debt restructurings.
The Bank is working with borrowers impacted by COVID-19 and providing modifications to include interest-only deferral or principal and interest deferral. In most cases, these modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. During 2020, the Bank provided such deferrals to 122 loans totaling $146,088,610. At December 31, 2020, loans remaining on deferral and excluded from troubled debt restructuring classification totaled $68,747,451. All such loans remained on accrual and were considered not past due at December 31, 2020.
The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2020 and 2019:
	December 31, 2020		December 31, 2019
	Nonaccrual	Past Due 90 Days Still on Accrual	Nonaccrual	Past Due 90 Days Still on Accrual
Real estate
Commercial	$4,135,669	$—	$355,477	$—
Multifamily	—	—	—	—
Residential	—	—	—	—
Commercial	2,105,184	—	1,910,671	—
	$6,240,853	$—	$2,266,148	$—

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 4 — LOANS (Continued)
The following table presents the aging of the recorded investment in past due loans as of December 31, 2020 and 2019, by class of loans:
	30 — 59 Days Past Due	60 — 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due
December 31, 2020
Real estate
Commercial	$—	$—	4,135,669	$4,135,689	$186,860,710
Multifamily	—	—	—	—	42,366,824
Residential	—	—	—	—	38,724,422
Commercial	—	—	2,105,184	2,105,184	230,087,270
	$—	$—	6,240,853	$6,240,853	$498,039,226
December 31, 2019
Real estate
Commercial	$474,059	$115,000	$355,477	$944,536	$183,080,338
Multifamily	—	—	—	—	49,282,430
Residential	312,328	1,087,853	—	1,400,181	45,105,731
Commercial	1,593,397	1,055,412	1,910,671	4,559,480	47,516,785
	$2,379,784	$2,258,265	$2,266,148	$6,904,197	$324,985,284
The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. The Bank uses the following definitions for risk ratings:
Special Mention:   Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard:   Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful:   Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above are considered to be pass rated loans.
Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 4 — LOANS (Continued)
	Pass	Special Mention	Substandard	Doubtful
December 31, 2020
Real estate
Commercial	$169,299,626	$12,093,066	$9,603,687	$—
Multifamily	42,366,824	—	—	—
Residential	38,724,422	—	—	—
Commercial	217,075,279	11,515,553	3,601,622	—
	$467,466,151	$23,608,619	$13,205,309	$—
December 31, 2019
Real estate
Commercial	$182,319,337	$1,350,060	$355,477	$—
Multifamily	49,282,430	—	—	—
Residential	46,505,912	—	—	—
Commercial	46,079,403	3,214,727	2,782,135	—
	$324,187,082	$4,564,787	$3,137,612	$—
At December 31, 2020, included in the above table were loans totaling $42,294,409, $19,786,072 and $6,666,970 on COVID-19 related deferral categorized as pass, special mention, and substandard, respectively.
NOTE 5 — LOAN SERVICING
Activity for loan servicing rights follows:
	2020	2019
Loan servicing rights:
Beginning of year	$2,724,436	$1,937,897
Additions	787,818	1,243,196
Change in fair value	(334,065)	(456,657)
End of year	$3,178,189	$2,724,436
The Bank serviced $164,531,340 and $138,911,105 of the guaranteed portion of SBA loans at year-end 2020 and 2019. Fair value at year-end 2020 and 2019 was determined using discount rates ranging from 0.63%to 18.0% and 5.8% to 26.6% and prepayment speeds ranging from 9.1% to 21.2% and 4.7% to 21.0%, depending on the stratification of the specific right.
NOTE 6 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 6 — FAIR VALUE (Continued)
Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:   Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
The fair values of loan servicing rights are based on market prices for comparable servicing contracts, when available (Level 2 inputs), or alternatively, are based on a valuation model that calculates the present value of estimated future net servicing income (Level 3 inputs).
The fair value of collateral-dependent impaired loans with specific allocations of the allowance for loan losses and other real estate owned is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
Due to the relatively small amount of loan servicing rights, collateral-dependent impaired loans with specific allocations of the allowance for loan losses and other real estate owned, the impact of unobservable inputs on the financial statements is not material.
Assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized below:
	Fair Value Measurements
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020
Recurring basis
Available for sale securities	$—	$1,337,566	$—
Loan servicing rights	—	—	3,178,189
Non-recurring basis
Impaired loans	—	—	—
Other real estate owned	—	—	1,500,257
December 31, 2019
Recurring basis
Available for sale securities	$—	$2,778,079	$—
Loan servicing rights	—	—	2,724,436
Non-recurring basis
Impaired loans	—	—	854,470
Other real estate owned	—	—	1,737,257

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 6 — FAIR VALUE (Continued)
There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2020 or 2019.
Impaired loans in the preceding table had a carrying amount of $390,939 and a remaining valuation allowance of $390,939, at December 31, 2020, as compared to $1,621,816 and $767,346, respectively, as of December 31, 2019. Impaired loans measured at fair value as of December 31, 2020 incurred $374,303 of net charge-offs and resulted in an additional provision for loan losses of $374,303 during the year ended December 31, 2020.
Carrying amounts and estimated fair values of financial instruments as of December 31, 2020 and December 31, 2019, were as follows (in thousands):
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2020
Financial assets
Cash and cash equivalents	$90,406	$90,406	$90,406	$—	$—
Time deposits in other
financial institutions	1,849	1,849	1,849	—	—
Securities available for sale	1,338	1,338	—	1,338	—
Loans, net	493,243	492,222	—	—	492,222
Restricted stock	768	N/A	N/A	N/A	N/A
Accrued interest receivable	4,278	4,278	—	4,278	—
Financial liabilities
Total deposits	$359,453	$361,551	$—	$361,551	$—
Borrowings	190,021	190,310	—	190,310	—
Accrued interest payable	1,030	1,030	—	1,030	—
December 31, 2019
Financial assets
Cash and cash equivalents	$41,277	$41,277	$41,277	$—	$—
Time deposits in other financial institutions	1,600	1,600	1,600	—	—
Securities available for sale	2,778	2,778	—	2,778	—
Loans, net	326,989	323,520	—	—	323,520
Restricted stock	970	N/A	N/A	N/A	N/A
Accrued interest receivable	1,571	1,571	—	1,571	—
Financial liabilities
Total deposits	$325,855	$326,352	$—	$326,352	$—
Borrowings	12,500	12,687	—	12,687	—
Accrued interest payable	1,049	1,049	—	1,049	—

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 7 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:
	2020	2019
Leasehold improvements	$258,619	$251,510
Furniture and equipment	540,477	447,601
Computer hardware and software	664,002	636,073
	1,463,098	1,335,184
Less: accumulated depreciation	(990,377)	(754,565)
Premises and equipment, net	$472,721	$580,618
The Bank leases its main office. Rent expense, net of rental income, was $567,838 for both 2020 and 2019. Minimum rent commitments under non-cancelable operating leases, excluding taxes and insurance, were as follows, before considering renewal options that generally are present.
2021	$596,670
2022	616,693
2023	616,693
2024	616,693
2025	616,693
Thereafter	308,346
$3,371,788
NOTE 8 — DEPOSITS
At December 31, 2020 and 2019, deposits from related parties totaled $15,679,863 and $11,260,982.
The scheduled maturities of time deposits at December 31, 2020, were as follows:
2021	$106,238,847
2022	49,267,848
2023	22,477,317
2024	16,723,395
2025	14,887,025
Thereafter	1,261,101
$210,855,533
Time deposits $250,000 and over totaled $76,513,099 and $53,557,127 at December 31, 2020 and 2019. Included in this amount are brokered deposits of $29,964,000 and $4,926,000 at December 31, 2020 and 2019. Total brokered deposits at December 31, 2020 and 2019 were $32,472,428 and $29,997,585, respectively.
NOTE 9 — BORROWINGS
At year-end, advances from the Federal Home Loan Bank were as follows:
	2020	2019
Fixed-rate advances, at an average rate of 2.85%	$7,500,000	$12,500,000

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 9 — BORROWINGS (Continued)
Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $71,288,703 of first mortgage, multifamily, and commercial loans under a blanket lien arrangement at year-end 2020. Based on this collateral and the Bank’s holdings of FHLB stock, the Bank was eligible to borrow up to a total of $43,611,613, inclusive of outstanding advances, at year-end 2020.
Payments over the next five years are as follows:
2021	$—
2022	—
2023	7,500,000
2024	—
2025	—
$7,500,000
The Bank began participating in the FRB’s Paycheck Protection Program Liquidity Facility (“PPPLF”) during 2020. As of December 31, 2020, PPPLF borrowings of $182,521,351 were outstanding. The borrowings are collateralized by the SBA PPP loans originated by the Bank. The maturity date of the PPPLF borrowings equals the maturity date of the underlying SBA PPP loans pledged to secure the extension of credit. The maturity date will be accelerated to the extent of any loan forgiveness reimbursement received by the Bank from the SBA. The maturity date will also be accelerated if an underlying SBA PPP loan goes into default or if the Bank sells an SBA PPP loan to the SBA to realize the SBA guarantee. The interest rate on the PPPLF borrowings is fixed at 0.35%.
NOTE 10 — GRANTS
During 2019, the Bank received a grant of $210,162, net, from the U.S. Treasury Department as an award in recognition of its lending and community development activities under the Bank Enterprise Award Program. Grants are recorded as income when conditions for the award are met. Deferred revenue related to grants totaled $1,006,905 at both December 31, 2020 and 2019, and is included in other liabilities in the accompanying balance sheets.
NOTE 11 — STOCK BASED COMPENSATION
The Bank’s 2013 Stock Option Plan (the “Plan”) permits the grant of share options to its directors, employees, advisors and other service providers of up to 770,000 shares of common stock. The Bank believes that such awards better align the interests of such parties with those of its shareholders.
The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. As the Bank’s shares are not publicly traded, expected volatilities are based on peer information.

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 11 — STOCK BASED COMPENSATION (Continued)
A summary of the activity in the stock option plans for 2020 and 2019 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
December 31, 2020
Outstanding at beginning of year	625,401	$1.53
Granted	—	—
Exercised	(18,980)	1.50
Forfeited or expired	—	—
Outstanding at end of year	606,421	$1.54	4.12	$1,451,900
Exercisable at end of year	606,421	1.54	4.12	$1,451,900
December 31, 2019
Outstanding at beginning of year	686,883	$1.53
Granted	—	—
Exercised	(53,450)	1.50
Forfeited or expired	(8,032)	1.50
Outstanding at end of year	625,401	$1.53	5.14	$53,393
Exercisable at end of year	625,401	$53,393
All outstanding options are vested. At December 31, 2020 and 2019, there was no unrecognized compensation cost related to stock options granted under the Plan.
NOTE 12 — INCOME TAXES
The provision for income taxes is summarized as follows:
	2020	2019
Current expense	$3,150,163	$1,648,614
Deferred expense (benefit)	(875,160)	24,007
Total income tax expense	$2,275,003	$1,672,621
The effective tax rate differs from the federal statutory rate primarily due to state and local income taxes.
Gross deferred tax assets consist primarily of the tax benefit of net operating losses, allowance for loan losses, section 585 bad debt recapture, deferred income and organization costs. Deferred taxes include the following amounts of deferred tax assets and liabilities at December 31:
	2020	2019
Deferred tax assets	$3,628,468	$2,492,805
Deferred tax liabilities	(499,142)	(239,195)
Net deferred tax assets	$3,129,326	$2,253,610

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 12 — INCOME TAXES (Continued)
Included in deferred tax assets are state and city net operating losses that are being carried forward and will be available to reduce future taxable income. As of year-end 2020, the Bank had a New York State net operating loss carryforward of approximately $4.3 million and a New York City net operating loss carryforward of approximately $2.0 million. The New York State and New York City net operating loss carryforwards will begin to expire in 2035.
The Bank calculates its tax obligation to New York State and New York City based upon the largest of a calculated income tax liability, a tax liability based upon average equity capital or a fixed minimum fee. Banks under $8 billion in total assets are also able to claim a subtraction from New York State and New York City taxable income equal to 50% of the net interest income on certain loans to customers within these respective jurisdictions. Based upon performance and forecasted future earnings, the Bank believed at December 31, 2020 it was more likely than not it would generate sufficient New York State and New York City taxable income in future periods to subject the Bank to the net income tax in these jurisdictions and fully utilize its net deferred tax asset.
The Bank is no longer subject to examination by taxing authorities for years before 2017. The Bank recognizes interest and/or penalties related to income tax matters in income tax expense. The Bank did not have any unrecognized tax benefits related to uncertain tax positions as of year-end 2020 or 2019 and does not anticipate the total amount of unrecognized tax benefits to significantly increase in the next twelve months.
NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Bank’s involvement in these particular classes of financial instruments. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Bank has historically used the same credit policies in making conditional obligations as it does for on-balance sheet instruments.
At December 31, the Bank had the following financial instruments, whose contract amounts represented credit risk:
	2020	2019
Commitments to extend credit	$13,766,282	$12,045,142
Standby letters of credit	800,262	800,262
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Substantially all of the commitments are in the form of unused lines of credit and are at variable interest rates. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation.
Collateral held varies, but may include accounts receivable, marketable securities, inventory, property and equipment, and income-producing properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

SAVOY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019
NOTE 14 — REGULATORY MATTERS
Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in on January 1, 2019. Management believes as of December 31, 2020 and 2019, the Bank met all capital adequacy requirements, including the capital conservation buffer of 2.5% applicable to the Bank for 2020 and 2019, to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2020 and 2019, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts (in thousands) and ratios are presented below at year-end:
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2020
Total capital to risk weighted assets	$49,216	16.28%	$24,185	8.00%	$30,232	10.00%
Tier 1 (core) capital to risk weighted assets	45,380	15.01	18,139	6.00	24,185	8.00
Common tier 1 (CET1) to risk weighted assets	45,380	15.01	13,604	4.50	19,651	6.50
Tier 1 (core) capital to average assets	45,380	10.66	17,024	4.00	21,280	5.00
2019
Total capital to risk weighted assets	$44,605	14.18%	$24,860	8.00%	$31,075	10.00%
Tier 1 (core) capital to risk weighted assets	40,163	12.92	18,645	6.00	24,860	8.00
Common tier 1 (CET1) to risk weighted assets	40,163	12.92	13,984	4.50	20,198	6.50
Tier 1 (core) capital to average assets	40,163	10.62	15,132	4.00	18,915	5.00
NOTE 15 — PENDING SALE
On August 27, 2020, the Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hanover Bancorp, Inc. (“Hanover”), parent company of Hanover Community Bank. Under the terms of the Merger Agreement, the Bank will ultimately merge with and into Hanover Community Bank and each outstanding share of the Bank’s common stock will be exchanged for a combination of cash consideration and Hanover common stock. The merger is expected to close in the first half of 2021, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals and approval by the Bank’s shareholders.